Exhibit 99.1

中国人寿保险股份有限公司
China Life Insurance Company Limited

Stock Code : 2628

Annual Report 2021

China Life Insurance Company Limited Stoke Code : 2628 Annual Report 2021

The Company is a life insurance company established in Beijing, China on 30 June 2003 according to the Company Law and the Insurance Law of the People’s Republic of China. The Company was successfully listed on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange on 17 and 18 December 2003, and 9 January 2007, respectively. The Company’s registered capital is RMB28,264,705,000.

The Company is a leading life insurance company in China and possesses an extensive distribution network comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies. The Company is one of the largest institutional investors in China, and becomes one of the largest insurance asset management companies in China through its controlling shareholding in China Life Asset Management Company Limited. The Company also has controlling shareholding in China Life Pension Company Limited.

Our products and services include individual life insurance, group life insurance, and accident and health insurance. The Company is a leading provider of individual and group life insurance, annuity products and accident and health insurance in China. As at 31 December 2021, the Company had approximately 323 million long-term individual and group life insurance policies, annuity contracts, and long-term health insurance policies in force. We also provide both individual and group accident and short-term health insurance policies and services.

CONTENTS

01 PRELUDE	2

Core Competitiveness	2
Honors and Awards	3
Business Highlights	5
Financial Summary	6

02 LETTER TO SHAREHOLDERS	12

03 MANAGEMENT DISCUSSION AND ANALYSIS	15

Review of Business Operations in 2021	15
Business Analysis	19
Analysis of Specific Items	29
Technology Empowerment and Operations and Services	32
Future Prospect	33

04 EMBEDDED VALUE	34

05 SIGNIFICANT EVENTS	40

Material Litigations or Arbitrations	40
Major Connected Transactions	40
Material Contracts and Their Performance	48
Undertakings	48
Alleged Violation of Laws and Regulations, Penalties Imposed and Rectification	49
Restriction on Major Assets	49
Performance of Environmental and Social Responsibilities	49

06 CORPORATE GOVERNANCE	52

Report of the Board of Directors	52
Report of the Board of Supervisors	61
Changes in Ordinary Shares and Shareholders Information	65
Directors, Supervisors, Senior Management and Employees	68
Report of Corporate Governance	82

07 OTHER INFORMATION	116

Basic Information of the Company	116
Index of Information Disclosure Announcements	119
Definitions and Material Risk Alert	123

Core Competitiveness

Long history and excellent brand	The predecessor of the Company, one of the first batch of enterprises to underwrite insurance business in China, was approved by the Chinese Government for establishment in October 1949. After the restructuring and reorganization, the Company was successively listed at home and abroad, becoming the first financial insurance enterprise in China triple-listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange. The Company has been playing the role of an explorer and pioneer in China’s life insurance industry, and through long-term and continuous brand building, China Life has become one of the famous and strong brands in the world with growing brand value and influence.

Prominent principal business and sound financial strength	The Company sticks to the original role of insurance and further explores the huge potentials of the life insurance market. The Company has a sound institutional and services network, with its business outlets and services counters covering both urban and rural areas across China, which forms a powerful distribution and services network and through which the Company maintains its leading position in China’s life insurance market and becomes the life insurance service provider within the reach of customers. Through the long-term development and accumulation, China Life has solid financial strength comparable to world-class enterprises in the world, with its total assets ranking No. 1 in the life insurance industry in China. As one of the largest institutional investors in China, the Company becomes one of the largest insurance asset management companies in China through its controlling shareholding in China Life Asset Management Company Limited.

Convenient services and superb customer experience	The Company adheres to the service concept of “honest and trustworthy, professional and efficient, customer-oriented, and first-class experience”, develops the operation model of “multiple accesses at the front-end, intelligent centralization at the headquarters, and comprehensive sharing for operations”, and has established a customer-oriented digital operation and service system. The Company keeps considering and catering to demands of its customers, devoting itself to improve customer experience, and providing customers with “convenient, quality and caring” services. The Company also adheres to the concept of “people-oriented, caring for life, creating value and serving the community”, with the aim to consistently contribute to the protection of people’s good life.

Leading technologies and innovation empowerment	The Company implements the “Technology-driven China Life” development strategy in great depth by adhering to the leading concept of technological innovation. The Company has established digital platforms closely integrating online and offline resources with teams and outlets as the support and industry-leading hybrid clouds as the base, creating an open, win-win and diversified digital insurance ecosystem, facilitating the Company’s digital transformation in all aspects, and accelerating the replacement of old growth drivers with new ones, through which the Company’s business operation is empowered in all aspects, and the Company is able to provide smart, convenient, efficient and well-targeted comprehensive financial and insurance services to the public.

Professional and stable core team	During the long course of its development, the Company has accumulated a wealth of experience in operation and management and has a stable and professional management team that is well versed in the art of management in China’s life insurance market. The Company’s core management team and key personnel comprise those who have in-depth knowledge and understanding of the life insurance market in China, including the Company’s senior management, experienced underwriting personnel, insurance actuaries, investment managers and risk management teams. During the Reporting Period, there was no change of the above personnel which might have a material impact on the Company. The Company has been pushing forward the reform of the market-oriented remuneration system, continuously stimulating its internal vitality, and building a talent team that matches its high-quality development.

Honors and Awards

“2021 Forbes Global 2000”, ranking 49th

Forbes

“2021 Fortune China 500 List”, ranking 8th

Fortune China

“Most Respected Enterprise in Asia (Insurance Industry)”

Institutional Investor

“2021 Best Life Insurance Company in Asia”

21st Century Business Herald

“Best Listed Company”

“Listed Company with the Best Investment Value for the 14th Five-Year Plan Period”

Hong Kong Tai Kung Wen Wei Media Group, the Listed Companies Association of Beijing, Hong Kong Chinese Enterprises Association, the Chinese Financial Association of Hong Kong, the Chinese Securities Association of Hong Kong, the Hong Kong Chartered Governance Institute and Hong Kong Securities Professionals Association “Assessment and Selection of the 11th China Securities 2021 ‘Golden Bauhinia’ Awards”

“Golden Dragon Award – 2021 Best Listed Insurance Company”

Financial Times

“Gold Medal List of Chinese Financial Institution”

“New Fortune Best Listed Company”

New Fortune “Assessment and Selection of the 3rd New Fortune Best Listed Company”

“Ark Prize for Insurance Company with

High-quality Development in 2021”

“Ark Prize for Golden Insurance Service in 2021” “Ark Prize for Technological Progress of China’s Insurance Industry in 2021”

Securities Times

“Assessment and Selection of the Ark Prizes for China’s Insurance Industry in 2021”

“Annual Insurance Protection Brand Top Award”

Shanghai Securities News

“Assessment and Selection of the 12th ‘Golden Wealth Management’”

“Investment Golden Bull Award for Insurance Company”

China Securities Journal “Assessment and Selection of Investment Golden Bull Awards for China’s Insurance Industry in 2021”

“Influential Insurance Company of the Year” “Sustainable and Green Development Award”

Hexun.com

The “19th Financial Annual Champion Awards”

“Social Responsibility Award of the Year”

Caijing “Assessment and Selection of the 2021 Evergreen Awards”

“Bronze Prize for Global Innovator”

European Financial Management and Marketing Association (EFMA) and Accenture “Efma-Accenture Innovation in Insurance Awards”

Business Highlights

Gross written premiums
618,327 million

Total assets
4,891,085 million

Embedded value
1,203,008 million

Value of one year's sales
44,780 million

Gross investment income
214,057 million

Net investment yield
4.38%

Comprehensive solvency ratio
262.41%

Financial Summary

MAJOR FINANCIAL DATA AND INDICATORS FOR THE PAST FIVE YEARS1

						RMB million
	Under International Financial Reporting Standards (IFRS)
Major Financial Data	2021	2020	Change	2019	2018	2017

For the year ended
Total revenues	824,930	805,049	2.5%	729,499	627,472	643,379
Net premiums earned	611,251	604,666	1.1%	560,278	532,023	506,910
Benefits, claims and expenses	784,763	758,239	3.5%	677,722	621,310	608,855
Insurance benefits and claims expenses	618,754	580,801	6.5%	509,467	479,219	466,043
Profit before income tax	50,495	54,476	-7.3%	59,788	13,907	41,667
Net profit attributable to equity holders of the Company	50,921	50,257	1.3%	58,281	11,382	32,249
Net profit attributable to ordinary shareholders of the Company	50,921	50,056	1.7%	57,887	10,998	31,869
Net cash inflow/(outflow) from operating activities	286,448	304,019	-5.8%	286,028	147,551	200,990

As at 31 December
Total assets	4,891,085	4,252,466	15.0%	3,726,791	3,254,460	2,897,656
Investment assets[2]	4,716,401	4,095,491	15.2%	3,573,199	3,104,065	2,753,176
Total liabilities	4,404,427	3,795,529	16.0%	3,317,432	2,931,146	2,572,308
Total equity holders’ equity	478,585	450,056	6.3%	403,779	318,393	320,967

Per share (RMB)
Earnings per share (basic and diluted)[3]	1.80	1.77	1.7%	2.05	0.39	1.13
Equity holders’ equity per share[3]	16.93	15.92	6.3%	14.29	11.26	11.36
Ordinary share holders’ equity per share[3]	16.93	15.92	6.3%	14.01	10.99	11.08
Net cash inflow/(outflow) from operating activities per share[3]	10.13	10.76	-5.8%	10.12	5.22	7.11

Major financial ratios
Weighted average ROE (%)	10.97	11.83	decrease of 0.86 percentage point	16.47	3.54	10.49
Gearing ratio[4] (%)	90.05	89.25	increase of 0.80 percentage point	89.02	90.07	88.77
Gross investment yield[5] (%)	4.98	5.30	decrease of 0.32 percentage point	5.24	3.29	5.16

Notes:

1.

The financial data of previous years for this report have been restated due to a business combination under common control this year. For details, please refer to Note 35 in the Notes to the Consolidated Financial Statements in this annual report.

2.

Investment assets = Cash and cash equivalents + Securities at fair value through profit or loss + Available-for-sale securities + Held-to-maturity securities + Term deposits + Derivative financial assets + Securities purchased under agreements to resell + Loans + Statutory deposits-restricted + Investment properties + Investments in associates and joint ventures

3.

In calculating the percentage change of the “Earnings per share (basic and diluted)”, “Equity holders’ equity per share”, “Ordinary share holders’ equity per share” and “Net cash inflow/(outflow) from operating activities per share”, the tail differences of the basic figures have been taken into account.

4.	Gearing ratio = Total liabilities/Total assets
5.

Gross investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year – Derivative financial liabilities at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)

MAJOR ITEMS OF THE CONSOLIDATED FINANCIAL STATEMENTS AND THE REASONS FOR CHANGE

				RMB million
Major Items of the Consolidated Statement of Financial Position	As at 31 December 2021	As at 31 December 2020	Change	Main Reasons for Change

Term deposits	529,488	545,678	-3.0%	—
Held-to-maturity securities	1,533,753	1,189,369	29.0%	An increase in the allocation of government bonds
Available-for-sale securities	1,429,287	1,215,603	17.6%	An increase in the allocation of bonds in available-for-sale securities
Securities at fair value through profit or loss	206,771	161,570	28.0%	An increase in the allocation of debt-type assets in securities at fair value through profit or loss
Securities purchased under agreements to resell	12,915	7,947	62.5%	The needs for liquidity management
Cash and cash equivalents	60,440	56,655	6.7%	The needs for liquidity management
Investments in associates and joint ventures	257,953	239,584	7.7%	New investments in associates and joint ventures and an increase in the equity of associates and joint ventures
Insurance contracts	3,419,899	2,973,225	15.0%	The accumulation of insurance liabilities from new policies and renewals
Investment contracts	313,594	288,212	8.8%	An increase in the scale of universal insurance accounts
Securities sold under agreements to repurchase	239,446	122,249	95.9%	The needs for liquidity management
Annuity and other insurance balances payable	56,818	55,031	3.2%	An increase in maturities payable
Interest-bearing loans and other borrowingNote	18,686	19,556	-4.4%	The fluctuation of exchange rate
Deferred tax liabilities	7,481	15,286	-51.1%	The change in fair value of financial assets
Equity holders’ equity	478,585	450,056	6.3%	Due to the combined impact of total comprehensive income and profit distribution during the Reporting Period

Note:

Interest-bearing loans and other borrowings include a three-year bank loan of EUR330 million with a maturity date on 8 September 2023, a five-year bank loan of GBP275 million with a maturity date on 25 June 2024, a five-year bank loan of USD860 million with a maturity date on 16 September 2024, and a six-month bank loan of EUR127 million with a maturity date on 13 January 2022, which is automatically renewed upon maturity pursuant to the terms of the agreement, and a six-month bank loan of EUR78 million with a maturity date on 5 January 2022, which is automatically renewed upon maturity pursuant to the terms of the agreement. All the above are fixed rate bank loans. Interest-bearing loans and other borrowings also include a five-year bank loan of USD970 million with a maturity date on 27 September 2024, and an eighteen-month bank loan of EUR110 million with a maturity date on 9 March 2022, both of which are floating rate loans.

For the year ended 31 December				RMB million
Major Items of the Consolidated Statement of Comprehensive Income	2021	2020	Change	Main Reasons for Change
Net premiums earned	611,251	604,666	1.1%	—
Life insurance business	480,214	479,600	0.1%	—
Health insurance business	114,549	109,091	5.0%	Great efforts made by the Company in the development of health insurance business
Accident insurance business	16,488	15,975	3.2%	—
Investment income	178,387	154,497	15.5%	An increase in interest income from debt-type investments
Net realised gains on financial assets	20,344	14,583	39.5%	An increase in spread income of stocks in available-for-sale securities
Net fair value gains through profit or loss	4,943	21,900	-77.4%	Due to the market value fluctuation of securities at fair value through profit or loss and investment operations
Net gains on investments of associates and joint ventures	10,328	7,666	34.7%	An increase in the profits of certain associates
Other income	10,005	9,403	6.4%	An increase in the income of management service fees by subsidiaries
Insurance benefits and claims expenses	618,754	580,801	6.5%	An increase in the change of insurance contract liabilities
Investment contract benefits	10,628	9,846	7.9%	An increase in the scale of universal insurance accounts
Policyholder dividends resulting from participation in profits	26,511	28,279	-6.3%	A decrease in investment income from the participating accounts
Underwriting and policy acquisition costs	65,744	84,361	-22.1%	A decrease in regular premiums of new policies
Finance costs	5,598	3,747	49.4%	An increase in interest paid for securities sold under agreements to repurchase
Administrative expenses	40,808	37,706	8.2%	Due to the expiration of policies on temporary expenses deduction
Income tax	(1,917)	3,103	N/A	Due to the combined impact of income tax payable and deferred income tax
Net profit attributable to equity holders of the Company	50,921	50,257	1.3%	Due to the stable and sound business operations of the Company, satisfactory results in investment, and updated discount rate assumptions for reserves of traditional insurance contracts based on market information as at the date of the statement of financial position

PURSUING THE HIGH-QUALITY Being committed to the new development concept at a new development stage, the Company fully implemented the national strategy and deployment, and made its contributions to the new development landscape. With stability as the top priority, we worked hard and overcame many difficulties to push forward the high-quality development of the Company, achieving steady progress and setting up a good start for the 14th Five-Year Plan period.

Letter to Shareholders

Dear Shareholders,

The year 2021 marked a starting point for China to build a new development landscape. Being committed to the new development concept at a new development stage, the Company fully implemented the national strategy and deployment, and made its contributions to the new development landscape. With stability as the top priority, we worked hard and overcame many difficulties to push forward the high-quality development of the Company, achieving steady progress and setting up a good start for the 14th Five-Year Plan period.

During the Reporting Period, the Company’s gross written premiums amounted to RMB618,327 million, and the embedded value reached RMB1,203,008 million, maintaining the leading position in the industry in both business scale and value. Our total assets were RMB4,891,085 million, increasing by 15.0% from the end of 2020. Net profit attributable to equity holders of the Company was RMB50,921 million, an increase of 1.3% year on year. As at the end of the Reporting Period, the core solvency ratio and the comprehensive solvency ratio were 253.7 0% and 262. 41%, respectively, which remained at a high level. The Board has proposed to distribute an annual cash dividend of RMB0.65 per share (inclusive of tax), and such proposal will be submitted to the 2021 Annual General Meeting for review and discussion.

Looking back at 2021, the domestic economy was facing several challenges, such as a complicated and severe international environment and sporadic outbreaks of the pandemic, and development of the insurance industry saw great pressure with the release of demands for insurance consumption slowing down, and the industry still in the throes of transformation and upgrade. China Life, being people-centered, actively responded to major challenges by focusing on its principal businesses, made arduous efforts in coordinating pandemic prevention and control as well as operation management, and achieved prominent progress in a variety of fields, such as serving the overall national development, business performance, transformation and innovation and risk control, etc., which further enhanced the Company’s comprehensive strengths. In the evaluation of operations of insurance companies by the Insurance Association of China, the Company was awarded Grade A for six consecutive years. In 2021, the Company ranked 49th and 8th in the Forbes Global 2000 and the Fortune China 500, respectively, and received many honors, such as “Best Listed Company and Listed Company with the Best Investment Value for the 14th Five-Year Plan Period” from the 11th China Securities 2021 “Golden Bauhinia” Awards and “Most Respected Enterprise in Asia (insurance industry)” from the Institutional Investor.

We proactively leveraged advantages of our principal businesses to serve the overall national development. We firmly took the responsibility of serving the overall interests of national development, and acted as a main force in implementing the national strategies of Healthy China program and proactively responding to population aging. We actively participated in the construction of a multi-level social security system. The supplementary major medical expenses insurance programs covered over 350 million people, the long-term care insurance programs covered 23 million people, the city-customized commercial medical insurance programs covered over 10 million people, and the pilot programs for the exclusive commercial pension insurance were carried out in an orderly manner. By sticking to the role of the financial industry in serving the real economy, the Company focused on major national strategies and continuously improved the quality and efficiency of its services. Our investments in the real economy in aggregate have exceeded RMB2.7 trillion, with new investments during the Reporting Period amounting to nearly RMB770 billion. Investments in serving the national strategy for regional developments have exceeded RMB1.4 trillion in total. Our green investments have accumulatively exceeded RMB300 billion, aiming at facilitating the green development strategy of “peak carbon emissions and carbon neutrality”. With the establishment of a green investment standard system, AMC, the Company’s non-wholly owned subsidiary, has launched the first ESG bond index and ESG equity index in the domestic insurance asset management industry. We fully advanced rural revitalization strategy, optimizing the rural revitalization-related insurance product supply and consistently supporting the development of key regions in need of assistance in China.

We demonstrated strong resilience and consistently maintained industry leadership in both business scale and value. In 2021, the insurance industry developed under multiple challenges. Prioritizing business value creation, the Company’s gross written premiums reached a new high after exceeding RMB600 billion in 2020, and the embedded value increased by 12.2% after exceeding RMB1 trillion, both maintaining its leading position in the industry. Due to the overall transformation of the industry, the value of one year’s sales of the Company decreased from the high base to RMB44,780 million, and the decline was within a reasonable range, which was a hard-won result. The Company consistently optimized the investment fund allocation towards major assets categories and the assets and liabilities were well coordinated. During the Reporting Period, the Company achieved a gross investment income of RMB214,057 million, an increase of 7.8% year on year, and realized a gross investment yield of 4.98%.

We focused on enhancing the growth drivers through continuously deepening reforms and innovation. We maintained strategic consistency and implemented the “Dingxin Project” in greater depth, laying a solid foundation for the steady development of the Company at a new stage. As the sales deployment of “Yi Ti Duo Yuan” was further deepened, we actively explored on the sales system reform and firmly promoted the transformation of the largest sales force in the industry to become more professional and specialized. The number of our high-performance agents was stable, and the foundation of our sales force remained solid. The market-oriented incentive, assessment and restraint mechanism was further promoted, and the Company’s investment center witnessed prominent results in its market-oriented reforms. Being customer-centric, we proceeded with the reform in insurance product supply to improve the multi-dimensional and multi-level product system. We strengthened service innovation and centralized operations, and continuously improved our customer experience with “convenient, quality and caring” services, with the proportion of highly satisfied customers remained at a high level. The Company constantly implemented the strategy of “Inclusive Healthcare” and “Integrated Aged-care” to expand new development space for long-term deployment.

We enhanced technology-driven development and the digital transformation was further advanced. In the digital era, we constantly strengthened the driving and supporting role of technology innovation, accelerated the digital transformation under the principle of “Collective Wisdom, Agility, and Iteration”, enhanced the technology-empowered value creation and proceeded with creating a digital insurance ecosystem to facilitate the construction of Digital China Life. We comprehensively upgraded the technological architecture, reinforced the integration of technology and business operations, and pushed forward the whole process of operation and management to be more digitalized and intelligent. Our technological adaptability was greatly improved with technology empowerment becoming increasingly prominent. Our capacity of data governance and security management was also firmly enhanced.

We coordinated development and security and consistently strengthened our risk management and control. We upheld a systematic concept to strengthen asset-liability management, adhered to robust and prudent operations and firmly held on to the bottom line of no systematic financial risks. By strictly implementing the regulatory requirements, optimizing the enterprise-wide risk management system and improving the risk management mechanism, we consistently strengthened our risk control measures and risk management capability. In the integrated risk rating for insurance industry conducted by CBIRC, the Company has received the rating of Class A for 15 consecutive quarters.

As a company listed in three listing venues, China Life committed to the best practices of corporate governance, and a sound and effective corporate governance structure has played an important role in promoting the steady operation and development of the Company. During the Reporting Period, we successfully completed the election of and formed the seventh session of the Board of Directors and the Board of Supervisors, further improving the governance structure and effectiveness. China Life will continue to push forward the construction of a corporate governance system well aligned with the characteristics of Chinese state-owned financial enterprises and put into more efforts to promote the high-quality development of the Company.

2022 is an important year for fully building a modern socialist country and marching towards the second Centenary Goal. At present, China’s economic development faces triple pressures of shrinking demands, supply disruption, and weakened expectations of growth, which are also seen in the life insurance industry to some extent. Despite complicated situations, we firmly believe that the long-term positive fundamentals of China’s life insurance industry remain unchanged. From the perspective of macro environment, China’s economy will maintain the sound development momentum in the long-term, and the overall social situation will remain stable. As the financial reform and opening up is accelerated in all aspects, high-quality development has become the key for the life insurance industry to achieve new progresses. With the in-depth development of the insurance supply, China will remain as one of the largest incremental markets of life insurance around the world. From the perspective of public demands, as awareness of insurance increases and consumption demands are upgraded, the demands for risk management, wealth management and health management will continue to expand, and the life insurance industry will open up a broader development space. The life insurance industry is still at an important stage full of strategic opportunities, and the long-term development situation remains promising.

“To see a thousand miles afar, we should ascend a higher mountain”. China Life and its predecessor are the participants, who witnessed and promoted the commencement, development and progress of China’s insurance industry, and grow together with the industry. Standing at a new starting point, we will strengthen our judgement on the current situation and future trend, and properly analyze challenges and opportunities. With the focus on serving the national development and the goal of “Protecting People’s Good Life”, we will seize strategic development opportunities and carry out various tasks in a down-to-earth manner. By sticking to the original role of insurance, we will consistently deepen the supply-side reforms and improve our capacity of insurance service supply with steady progress. Besides, we will lead the high-quality development of the industry with our own high-quality development, aiming to building a world-class life insurance company and rewarding the shareholders and people from all walks of life with satisfactory operating performances.

Board of Directors of China Life Insurance Company Limited

24 March 2022

Management Discussion and Analysis

REVIEW OF BUSINESS OPERATIONS IN 2021

In 2021, the worldwide COVID-19 pandemic continued to evolve, and the domestic economy was facing triple pressures of shrinking demands, supply disruption, and weakened expectations of growth amid a complicated and challenging international environment. Under the unprecedented pressures, such as the decelerated release of insurance demands and decline of sales force, the growth of life insurance industry further slowed down in terms of premiums. In addition, the insurance industry regulator continued to promote the return to its original role by the insurance sector, further improved system building, and bolstered regulations in the areas of insurance product management, sales channel development, market behaviors, operations and services as well as corporate governance, with an aim at the high-quality development of the industry.

During the Reporting Period, the Company adhered to the strategic core of “Three Major Transformations, Dual

Centers and Dual Focuses, Asset-liability Interaction,” and upheld the operational guideline of “prioritizing business value, strengthening sales force, achieving stable growth, upgrading technology, optimizing customer services and guarding against risks.” By concentrating efforts and overcoming difficulties with strong resilience, the Company steadfastly promoted its high- quality development while proceeding with routine pandemic prevention and control, and achieved stable and sound business operations as a whole, with its market leading position further solidified. The quality and efficiency of its operations and services were significantly improved, digital transformation was sped up, and its comprehensive strengths were greatly enhanced.

The Company pushed forward the “Dingxin Project” in greater depth and made breakthroughs in several aspects. The optimization of business modes achieved remarkable results. As the customer-centric sales deployment of “Yi Ti Duo Yuan” was further deepened, the individual agent business sector consistently prioritized business value and made great efforts in improving the quality of its sales force. The diversified business sector further optimized its business modes, which saw improved capability of business value creation.

The achievements of market-oriented reforms were continuously consolidated. The market- oriented investment management system was further advanced, the classification management system of branches was continuously improved, and intensified efforts were made in promoting the assessment, incentive and restraint mechanisms for managers in key cities with optimized human resource management. The efficiency of technology empowerment continued to improve. The management system based on tech products was comprehensively implemented to facilitate the integration of technology and business operations, and digital transformation was pushed forward continuously. China Life “Internet of Things” fully covered all business units and sales outlets across China, and technology empowerment demonstrated significant effectiveness. The upgrading of operation model achieved remarkable results. Key breakthroughs were made for the operation model of “multiple accesses at the front-end, intelligent centralization at the headquarters and comprehensive sharing for operations”, and the service efficiency and experience, operation control foundation and operational risk control capability were significantly enhanced.

Key Performance Indicators of 2021

		RMB million
	2021	2020
Gross written premiums	618,327	612,265
Premiums from new policies	175,864	193,939
Including: First-year regular premiums	98,410	115,421
First-year regular premiums with a payment duration of ten years or longer	41,682	56,398
Renewal premiums	442,463	418,326
Gross investment income	214,057	198,596
Net profit attributable to equity holders of the Company	50,921	50,257
Value of one year’s sales	44,780	58,373
Including: Individual agent business sector	42,945	57,669
Policy Persistency Rate (14 months)[1] (%)	80.50	85.70
Policy Persistency Rate (26 months)[1] (%)	81.10	82.40
Surrender Rate[2] (%)	1.20	1.09
	As at 31 December 2021	As at 31 December 2020
Embedded value	1,203,008	1,072,140
Number of long-term in-force policies (hundred million)	3.23	3.17

Notes:

1.

The Persistency Rate for long-term individual life insurance policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

2.	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premiums of long-term insurance contracts)

During the Reporting Period, while the life insurance industry was under pressure and the growth of premiums continued to slow down, the Company prioritized business value and pushed forward transformation and upgrade, and maintained the industry leadership position in both business scale and value. In 2021, the Company’s gross written premiums amounted to RMB618,327 million, an increase of 1.0% year on year, and renewal premiums reached RMB442,463 million, an increase of 5.8% year on year. As at the end of the Reporting Period, the embedded value of the Company reached RMB1,203,008 million, an increase of 12.2% from the end of 2020. Due to the impact of the pandemic and the slowdown in the release of demands for insurance consumption, premiums from new policies were RMB175,864 million, a decrease of 9.3% year on year. The first-year regular premiums were RMB98,410 million, a decrease of 14.7% year on year; in particular, first-year regular premiums with a payment duration of ten years or longer were RMB41,682 million, a decrease of 26.1% year on year. In 2021, the value of one year’s sales of the Company was RMB44,780 million, a decrease of 23.3% year on year. The number of long-term in-force policies was 323 million, an increase of 1.9% from the end of 2020. The surrender rate was 1.20%, an increase of 0.11 percentage point year on year.

During the Reporting Period, in the face of a complex and changing market situation, the Company always maintained its strategic consistency, reinforced asset-liability management, firmly implemented its medium- to long-term strategic plan of asset allocation, and continuously optimized its allocation management by centering on the investment value creation chain. In 2021, the Company flexibly made tactical allocations in response to the market change, taking into account short-term income stability, prevention of key risks, and long-term opportunities. The gross investment income amounted to RMB214,057 million, an increase of 7.8% year on year, and the gross investment yield was 4.98%.

In 2021, the Company maintained stable and sound business operations and achieved satisfactory results in investment. It updated the discount rate assumptions for reserves of traditional insurance contracts based on market information as at the date of the statement of financial position. Taking the above factors into account, net profit attributable to equity holders of the Company was RMB50,921 million, an increase of 1.3% year on year.

BUSINESS ANALYSIS

Figures of Gross Written Premiums

Gross written premiums categorized by business

For the year ended 31 December			RMB million
	2021	2020	Change
Life Insurance Business	481,311	480,593	0.1%
First-year business	86,882	108,205	-19.7%
First-year regular	84,820	106,001	-20.0%
Single	2,062	2,204	-6.4%
Renewal business	394,429	372,388	5.9%
Health Insurance Business	120,609	115,089	4.8%
First-year business	73,120	69,722	4.9%
First-year regular	13,579	9,408	44.3%
Single	59,541	60,314	-1.3%
Renewal business	47,489	45,367	4.7%
Accident Insurance Business	16,407	16,583	-1.1%
First-year business	15,862	16,012	-0.9%
First-year regular	11	12	-8.3%
Single	15,851	16,000	-0.9%
Renewal business	545	571	-4.6%

Total	618,327	612,265	1.0%

Note:	Single premiums in the above table include premiums from short-term insurance business.

During the Reporting Period, gross written premiums from the life insurance business of the Company amounted to RMB481,311 million, rising by 0.1% year on year. Gross written premiums from the health insurance business reached RMB120,609 million, rising by 4.8% year on year. Gross written premiums from accident insurance business were RMB16,407 million, a year-on-year decrease of 1.1%.

Gross written premiums categorized by channel

For the year ended 31 December	2021	RMB million 2020
Individual Agent Business Sector[1]	509,489	511,044
First-year business of long-term insurance	82,514	99,838
First-year regular	82,254	99,555
Single	260	283
Renewal business	407,973	391,272
Short-term insurance business	19,002	19,934
Bancassurance Channel	49,326	41,240
First-year business of long-term insurance	16,123	15,757
First-year regular	16,110	15,748
Single	13	9
Renewal business	32,792	25,109
Short-term insurance business	411	374
Group Insurance Channel	29,162	28,872
First-year business of long-term insurance	1,846	2,040
First-year regular	44	110
Single	1,802	1,930
Renewal business	1,622	1,862
Short-term insurance business	25,694	24,970
Other Channels[2]	30,350	31,109
First-year business of long-term insurance	28	188
First-year regular	2	8
Single	26	180
Renewal business	76	83
Short-term insurance business	30,246	30,838

Total	618,327	612,265

Notes:

1.	Premiums of individual agent business sector included premiums acquired by the general sales team and the upsales team.
2.	Premiums of other channels mainly included premiums of government-sponsored health insurance business and online sales, etc.

Insurance Business

Analysis of insurance business

In 2021, facing persistent impacts of the COVID-19 pandemic and a challenging market environment, the industry faced unprecedented pressure for transformation. The Company continued to deepen the customer-centric sales deployment of “Yi Ti Duo Yuan”, focusing on business restructuring and making breakthroughs, and stressing precise allocation of resources on the basis of standardized management. The individual agent business sector consistently prioritized business value and further promoted operation differentiation between sales teams. The diversified business sector achieved progress while maintaining stability and coordinated effectively with the individual agent business sector by concentrating on specialized operations, quality and efficiency enhancement, and transformation and innovation. As at the end of the Reporting Period, the number of total sales force of the Company was approximately 890,000.

Individual Agent Business Sector

The individual agent business sector pursued high-quality development, consistently deepened business restructuring, and achieved steady business development. During the Reporting Period, gross written premiums from the sector were RMB509,489 million, a decrease of 0.3% year on year. Renewal premiums amounted to RMB407,973 million, an increase of 4.3% year on year.

First-year regular premiums were RMB82,254 million, a decrease of 17.4% year on year, of which first-year regular premiums with a payment duration of ten years or longer were RMB41,580 million, a decrease of 26.0% year on year. In 2021, the value of one year’s sales of the sector was RMB42,945 million, a decrease of 25.5% year on year, and new business margin of one year’s sales by annual premium equivalent was 42.2%, a decrease of 5.9 percentage points year on year.

Affected by sporadic outbreaks of the pandemic and the challenging market environment, the whole industry had difficulties in agent recruitment and retention, and the size of sales force consequently declined to a certain extent. The Company adhered to the sales force development strategy of improving quality with stabilised quantity, and made great efforts in enhancing its quality. As at the end of the Reporting Period, the number of agents of the sector was 820,000, including 519,000 agents from the general sales team and 301,000 agents from the upsales team. The monthly average productive agents decreased compared with the previous year, however, the number of high-performance agents was stable, and the foundation of sales force remained solid. Although the sector’s development was under pressure, the Company adhered to the strategy of “productive agents-driven business” and made solid stride in business restructuring. The 4.0 version of the regular agent management system was fully promoted and implemented, and transformation of sales team was pushed forward aiming at becoming more specialized and professional.

Diversified Business Sector

Pushing forward “Dingxin Project” deployment in great depth, the diversified business sector concentrated on specialized operation as well as quality and efficiency enhancement, and actively developed the bancassurance, group insurance, and health insurance businesses.

Bancassurance Channel With equal emphasis on business scale and value, the bancassurance channel consistently pushed forward sound and healthy development. During the Reporting Period, gross written premiums from the channel amounted to RMB49,326 million, an increase of 19.6% year on year. First-year regular premiums were RMB16,110 million, an increase of 2.3% year on year; in particular, first-year regular premiums with a payment duration of five years or longer were RMB6,743 million, an increase of 35.3% year on year. Renewal premiums amounted to RMB32,792 million (a year-on-year increase of 30.6%), accounting for 66.48% of gross written premiums from the channel (a year-on-year increase of 5.59 percentage points). The bancassurance channel constantly enhanced the professional service support capability of the sales team, and the quality of which was steadily improved. As at the end of the Reporting Period, the number of the channel’s account managers was 25,000, the quarterly average active managers remained stable, and the productivity per manager increased continuously.

Group Insurance Channel The group insurance channel insisted on the coordination of business scale and profitability and achieved stable development in all business lines. During the Reporting Period, gross written premiums from the channel were RMB29,162 million, an increase of 1.0% year on year. Short-term insurance premiums from the channel were RMB25,694 million, an increase of 2.9% year on year. As at the end of the Reporting Period, the number of direct sales representatives was 45,000, among which the high-performance personnel increased by 13.0% from the end of 2020.

Other Channels In 2021, gross written premiums from other channels were RMB30,350 million, a decrease of 2.4% year on year. The Company proactively participated in a variety of government-sponsored health insurance businesses. As at the end of the Reporting Period, the Company carried out over 200 supplementary major medical expenses insurance programs, covering more than 350 million people. It also undertook over 400 health care entrusted programs, providing services to more than 100 million people; 61 long-term care insurance programs in 17 provinces and cities, covering 23 million people; and 170 supplementary medical insurance programs in 22 provinces and cities, covering 91 million people. The Company also participated in the construction of a multi-level social security system and implemented 54 city customized commercial medical insurance projects in 15 provinces and cities, covering more than 10 million people.

In addition, the Company greatly developed the online insurance business and provided customers with high-quality service experience through online-to-offline sales and online direct sales. In full compliance with the regulatory requirements of the CBIRC with respect to the online insurance business, the Company optimized its online organization and business system, featuring centralized operation and unified management, and offered a variety of products for different scenarios and customers. During the Reporting Period, the Company’s online insurance business grew rapidly, which was mostly achieved through online-to-offline integration with sales channels of individual agents, bancassurance and group insurance. Total premiums1 under the CBIRC caliber were RMB34,969 million, reaching a record high once again. In the future, the Company will further strengthen the online- to-offline integration of its online insurance business, actively explore on the dedicated online life insurance business, and provide customers with more convenient online insurance services.

[1]	Including premiums from online insurance business acquired by different sales channels of the Company.

Integrated Financial Sector

Being customer-centric, the Company fully leveraged the resource advantages of the fellow members of CLIC and actively engaged in the construction of a “Life Insurance plus” integrated financial ecosystem, turning the integrated financial advantages into a driving force for the high-quality development of the Company. In 2021, due to the impact of the comprehensive reform on auto insurance and the slower growth of this sector, premiums from CLP&C cross-sold by the Company were RMB21,107 million, with the number of insurance policies increased by 18.0% year on year. Additional first-year receipts of enterprise annuity funds and pension security products of AMP cross-sold by the Company were RMB28,197 million. The Company entrusted CGB to sell its bancassurance products, with the first-year regular premiums recording a relatively stable growth. The number of new debit cards and credit cards jointly issued by the Company and CGB reached 1,224,000. Meanwhile, in order to satisfy the diverse needs of its customers, the Company worked with CGB and CLP&C to carry out various operation activities to provide customers with a series of quality financial and insurance service solutions.

By integrating online and offline as well as internal and external healthcare resources, the Company improved its health management and service capabilities and actively participated in the Healthy China program. China Life Inclusive Healthcare Service Platform continued to diversify its services while upgrading its system functions. As at the end of the Reporting Period, more than a hundred types of services were available on the platform, and the size of the accumulated registered users of the platform led the industry with an increase of over 35% from the end of 2020. The Company continued to formulate the China Life aged care system and deployed towards high-quality resources in the aged care industry such as rehabilitation, medical care, hospital, health care big data, and health industrial parks through the China Life Integrated Aged Care Fund. In 2021, the China Life Integrated Aged Care Fund reserved a batch of pension and retirement projects that could meet the diversified and multi-level demands of customers in strategic regions such as Beijing-Tianjin-Hebei, the Yangtze River Economic Belt, and the Guangdong-Hong Kong-Macao Greater Bay Area.

Analysis of insurance products

Adhering to the customer-centric product development concept and the original role of insurance, the Company fully implemented major national strategies including Healthy China program, proactively responding to population aging and rural revitalization, accelerated insurance product innovation and advanced the supply-side reform of insurance products to create a diversified product system.

By closely integrating the Healthy China program with its own business development, the Company consistently optimized and upgraded its health insurance products and strengthened the innovative research and development of illness insurance products and medical insurance products, etc., in terms of the insured customer group, scope of cover, and protection functions, so as to offer diversified health protections. The Company actively served the national strategy of responding to population aging and deepened its research in insurance coverage and benefits. By leveraging the advantages of the long- term risk protection of insurance products and the long- term application of insurance fund, the Company launched the exclusive commercial pension insurance and special annuity insurance products for the elderly customers. It also developed exclusive insurance products to facilitate rural revitalization strategy, proactively playing its role in protecting people’s well-being.

In 2021, the Company newly developed and upgraded a total of 160 products, including 12 life insurance products, 138 health insurance products, two accident insurance products, and eight annuity insurance products. Out of these products, 144 were protection-oriented insurance products, and 16 were long-term savings insurance products.

Top five insurance products in terms of gross written premiums

For the year ended 31 December				RMB million
Insurance product	Gross written premiums	Standard premiums from new policies[1]	Major sales channel	Surrender payment
China Life Xin Xiang Zhi Zun Annuity Insurance (Celebration Version)	40,851	75	Mainly through the channel of exclusive individual agents	834
China Life Xin Yao Dong Fang Annuity Insurance	39,573	11,908	Mainly through the channel of exclusive individual agents	293
China Life Xin Xiang Jin Sheng Annuity Insurance (Type A)	34,094	—	Mainly through the channel of exclusive individual agents	586
China Life Critical Illness Group Health Insurance for Rural and Urban Citizens (Type A)	25,112	25,112	Through other channels	—
China Life Xin Fu Ying Jia Annuity Insurance	23,114	—	Mainly through the channel of exclusive individual agents	1,231

Notes:

1.

Standard premiums were calculated in accordance with the calculation methods set forth in the “Notice on Establishing the Industry Standard of Standard Premiums in the Life Insurance Industry” (Bao Jian Fa [2004] No. 102) and the “Supplementary Notice of the ‘Notice on Establishing the Industry Standard of Standard Premiums in the Life Insurance Industry’” (Bao Jian Fa [2005] No. 25) of the former China Insurance Regulatory Commission.

2.

China Life Xin Xiang Jin Sheng Annuity Insurance (Type A) and China Life Xin Fu Ying Jia Annuity Insurance have been replaced by their upgraded products and are no longer on sale, and premiums from insurance business were recorded as renewal premiums.

Top three insurance products in terms of net increase in investment contracts

For the year ended 31 December			RMB million
Insurance product	Net increase in investment contracts	Major sales channel	Surrender payment
China Life Xin Account Endowment Insurance (universal insurance) (exclusive version)	12,580	Mainly through the channel of exclusive individual agents	156
China Life Xin Account Endowment Insurance (universal insurance) (diamond version)	7,858	Mainly through the channel of exclusive individual agents	419
China Life Xin Zun Bao Whole Life Insurance (universal insurance) (celebration version)	3,718	Mainly through the channel of exclusive individual agents	20

Insurance contracts

			RMB million
	As at 31 December 2021	As at 31 December 2020	Change
Life insurance	3,180,931	2,767,642	14.9%
Health insurance	228,899	195,487	17.1%
Accident insurance	10,069	10,096	-0.3%

Total of insurance contracts	3,419,899	2,973,225	15.0%

Including: Residual margin Note	835,400	837,293	-0.2%

Note:

The residual margin is a component of insurance contract reserve, which results in no Day 1 gain at the initial recognition of an insurance contract. The residual margin is set to zero if it is negative.

As at the end of the Reporting Period, the reserves of insurance contracts of the Company were RMB3,419,899 million, 15.0% up from RMB2,973,225 million as at the end of 2020, primarily due to the accumulation of insurance liabilities from new policies and renewals. As at the date of the statement of financial position, the reserves of various insurance contracts of the Company passed the liability adequacy test.

Analysis of claims and policyholder benefits

			RMB million
For the year ended 31 December	2021	2020	Change
Insurance benefits and claims expenses	618,754	580,801	6.5%
Life insurance business	527,863	490,994	7.5%
Health insurance business	83,688	82,146	1.9%
Accident insurance business	7,203	7,661	-6.0%
Investment contract benefits	10,628	9,846	7.9%
Policyholder dividends resulting from participation in profits	26,511	28,279	-6.3%

During the Reporting Period, insurance benefits and claims expenses rose by 6.5% year on year due to an increase in the change of insurance contract liabilities. In particular, due to steady growth of life insurance business, insurance benefits and claims expenses of life insurance business rose by 7.5% year on year. Insurance benefits and claims expenses of health insurance business rose by 1.9% year on year, and insurance benefits and claims expenses of accident insurance business declined by 6.0% year on year. Investment contract benefits rose by 7.9% year on year due to an increase in the scale of the universal insurance accounts. Policyholder dividends resulting from participation in profits declined by 6.3% year on year due to a decrease in investment income from the participating accounts.

Analysis of underwriting and policy acquisition costs and other expenses

			RMB million
For the year ended 31 December	2021	2020	Change
Underwriting and policy acquisition costs	65,744	84,361	-22.1%
Finance costs	5,598	3,747	49.4%
Administrative expenses	40,808	37,706	8.2%
Other expenses	15,467	12,270	26.1%
Statutory insurance fund contribution	1,253	1,229	2.0%

During the Reporting Period, underwriting and policy acquisition costs declined by 22.1% year on year due to a decrease in regular premiums from new policies. Finance costs rose by 49.4% year on year due to an increase in interest paid for securities sold under agreements to repurchase. Administrative expenses rose by 8.2% year on year due to the expiration of policies on temporary expenses deduction.

Investment Business

In 2021, domestic bond yields fluctuated within a tight range, which rose at first and then fell down, and the interest rate pivot trended downwards on the whole. The A-share market was volatile, with significant sector divergence. The Company always adhered to its strategic consistency, prioritized asset-liability management in using insurance funds, firmly implementing its medium- to long-term strategic plan of asset allocation, and making flexible tactical allocations in response to the market change. Firstly, the Company seized the opportunity of a relatively high interest rate in the first half of 2021 and increased allocation to assets with long durations such as government bonds to further narrow the duration gap. Secondly, the Company prudently controlled equity risk exposures in open market to reduce portfolio volatility and secure the investment gains. Thirdly, the Company strengthened the innovation in alternative investment models, and positioned for sectors with prime prospects to establish a diversified investment portfolio.

Investment portfolios

As at the end of the Reporting Period, the Company’s investment assets categorized by investment object are set out as below:

				RMB million
	As at 31 December 2021		As at 31 December 2020
Investment category	Amount	Percentage	Amount	Percentage
Fixed-maturity financial assets	3,672,262	77.86%	3,076,340	75.12%
Term deposits	529,488	11.23%	545,678	13.32%
Bonds	2,273,425	48.20%	1,718,639	41.97%
Debt-type financial products[1]	443,784	9.41%	453,641	11.08%
Other fixed-maturity investments[2]	425,565	9.02%	358,382	8.75%
Equity financial assets	699,457	14.83%	700,748	17.10%
Common stocks	302,090	6.41%	350,107	8.55%
Funds[3]	112,689	2.39%	114,311	2.79%
Other equity investments[4]	284,678	6.03%	236,330	5.76%
Investment properties	13,374	0.28%	14,217	0.35%
Cash and others[5]	73,355	1.56%	64,602	1.58%
Investments in associates and joint ventures	257,953	5.47%	239,584	5.85%

Total	4,716,401	100.00%	4,095,491	100.00%

Notes:

1.

Debt-type financial products include debt investment schemes, trust schemes, project asset-backed plans, credit asset-backed securities, specialized asset management plans, and asset management products, etc.

2.	Other fixed-maturity investments include policy loans, statutory deposits-restricted, and interbank certificates of deposits, etc.
3.

Funds include equity funds, bond funds and money market funds, etc. In particular, the balances of money market funds as at 31 December 2021 and 31 December 2020 were RMB1,961 million and RMB1,206 million, respectively.

4.	Other equity investments include private equity funds, unlisted equities, preference shares, equity investment plans and bank wealth management products, etc.
5.	Cash and others include cash, cash at banks, short-term deposits, and securities purchased under agreements to resell, etc.

As at the end of the Reporting Period, the Company’s investment assets reached RMB4,716,401 million, an increase of 15.2% from the end of 2020. Among the major types of investments, the percentage of investment in bonds rose to 48.20% from 41.97% as at the end of 2020, the percentage of term deposits changed to 11.23% from 13.32% as at the end of 2020, the percentage of investment in debt-type financial products changed to 9.41% from 11.08% as at the end of 2020, and the percentage of investment in stocks and funds (excluding money market funds) changed to 8.75% from 11.31% as at the end of 2020.

Investment income

For the year ended 31 December	2021	RMB million 2020
Gross investment income	214,057	198,596
Net investment income	188,770	162,783
Net income from fixed-maturity investments Net	148,453	127,673
income from equity investments	28,718	24,983
Net income from investment properties	55	(50)
Investment income from cash and others	1,216	1,841
Share of profit of associates and joint ventures	10,328	8,336
Net realised gains on financial assets	20,344	14,583
Net fair value gains through profit or loss	4,943	21,900
Disposal gains and impairment losses of associates and joint ventures	—	(670)
Net investment yield[1]	4.38%	4.34%
Gross investment yield[2]	4.98%	5.30%

Notes:

1.

Net investment yield = (Net investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)

2.

Gross investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year – Derivative financial liabilities at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)

In 2021, the Company’s net investment income was RMB188,770 million, rising by 16.0% year on year, an increase of RMB25,987 million from 2020. Since the Company consistently increased its allocation to bonds with long durations in recent years, and the income from investments in associates and joint ventures also increased, the net investment yield was 4.38% for 2021, up by 4 basis points from 2020. The gross investment income of the Company reached RMB214,057 million, rising by 7.8% year on year, an increase of RMB15,461 million from 2020. Gross investment yield was 4.98%, down by 32 basis points from 2020. Affected by the fluctuation in the equity market, the comprehensive investment yield2 taking into account the current net fair value changes of available-for-sale securities recognized in other comprehensive income was 4.87%, down by 146 basis points from 2020.

Credit risk management

The Company’s credit asset investments mainly included credit bonds and debt-type financial products, which concentrated on sectors such as banking, transportation, non-banking finance, public utilities, and energy, and the financing entities were primarily large central-owned enterprises and state-owned enterprises. As at the end of the Reporting Period, over 97% of the credit bonds and over 99% of the debt-type financial products held by the Company were rated AAA by external rating institutions. In general, the asset quality of the Company’s credit investment products was in good condition, and the credit risks were well controlled.

[2]

Comprehensive investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase + Current net fair changes of available-for-sale securities recognised in other comprehensive income)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year – Derivative financial liabilities at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of period)/2)

The Company insisted on a prudent investment philosophy and carried out comprehensive risk management to prevent various investment risks. Based on a disciplined and scientific internal rating system and a multi-dimensional management mechanism of risk limits, the Company scrutinized credit profiles of targets and risk exposure concentration before investment in a prudent manner and carried out ongoing tracking after investment, effectively managing the credit risks through early identification, early warning, and early disposal. Under a market environment where credit default events occurred frequently, no credit default event occurred for the Company in 2021.

Major investments

During the Reporting Period, there was no material equity investment or non-equity investment of the Company that is subject to disclosure requirements.

ANALYSIS OF SPECIFIC ITEMS

Profit before Income Tax

			RMB million
For the year ended 31 December	2021	2020	Change
Profit before income tax	50,495	54,476	-7.3%
Life insurance business	22,771	28,073	-18.9%
Health insurance business	8,599	11,611	-25.9%
Accident insurance business	1,682	572	194.1%
Other businesses	17,443	14,220	22.7%

During the Reporting Period, profit before income tax from the life insurance business decreased by 18.9% year on year. The change in investment yield, and the change in accrued cost of reserve as a result of business accumulation, etc., contributed to the above result comprehensively. Profit before income tax from the health insurance business decreased by 25.9% year on year due to an increase in claims expenses of certain insurance businesses. Profit before income tax from the accident insurance business increased by 194.1% due to business quality improvement. Profit before income tax from other businesses increased by 22.7%, primarily due to an increase in the profits of certain associates.

Analysis of Cash Flows

Liquidity sources

The Company’s cash inflows mainly come from insurance premiums, income from non-insurance contracts, interest income, dividends and bonus, and proceeds from sale and maturity of investment assets. The primary liquidity risks with respect to these cash inflows are the risk of surrender by contract holders and policyholders, as well as the risks of default by debtors, interest rate fluctuations and other market volatilities. The Company closely monitors and manages these risks.

The Company’s cash and bank deposits can provide it with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the balance of cash and cash equivalents was RMB60,440 million. In addition, the vast majority of its term deposits in banks allow it to withdraw funds on deposits, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB529,488 million.

The Company’s investment portfolio also provides it with a source of liquidity to meet unexpected cash outflows. It is also subject to market liquidity risk due to the large size of its investments in some of the markets in which it invests. In some circumstances, some of its holdings of investment securities may be large enough to have an influence on the market value. These factors may adversely affect its ability to sell these investments or sell them at a fair price.

Liquidity uses

The Company’s principal cash outflows primarily relate to the payables for the liabilities associated with its various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to its equity holders. Cash outflows arising from its insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and policy loans.

The Company believes that its sources of liquidity are sufficient to meet its current cash requirements.

Consolidated cash flows

The Company established a cash flow testing system, and conducted regular tests to monitor the cash inflows and outflows under various scenarios and adjusted the asset portfolio accordingly to ensure sufficient sources of liquidity.

				RMB million
For the year ended 31 December	2021	2020	Change	Main Reasons for Change
Net cash inflow/(outflow) from operating activities	286,448	304,019	-5.8%	The change of allocation in securities at fair value through profit or loss
Net cash inflow/(outflow) from investing activities	(393,731)	(292,799)	34.5%	The needs for investment management
Net cash inflow/(outflow) from financing activities	111,139	(7,760)	N/A	The needs for liquidity management
Foreign exchange gains/(losses) on cash and cash equivalents	(71)	(144)	-50.7%	—

Net increase in cash and cash quivalents	3,785	3,316	14.1%	—

Solvency Ratio

An insurance company shall have the capital commensurate with its risks and business scale. According to the nature and capacity of loss absorption by capital, the capital of an insurance company is classified into the core capital and the supplementary capital. The core solvency ratio is the ratio of core capital to minimum capital, which reflects the adequacy of the core capital of an insurance company. The comprehensive solvency ratio is the ratio of the sum of core capital and supplementary capital to minimum capital, which reflects the overall capital adequacy of an insurance company. The following table shows the Company’s solvency ratios as at the end of the Reporting Period:

		RMB million
	As at 31 December 2021	As at 31 December 2020
Core capital	1,020,756	1,031,947
Actual capital	1,055,768	1,066,939
Minimum capital	402,341	396,749
Core solvency ratio	253.70%	260.10%
Comprehensive solvency ratio	262.41%	268.92%

Note:	The China Risk Oriented Solvency System was formally implemented on 1 January 2016. This table is compiled according to the rules of the system.

As at the end of the Reporting Period, the Company’s comprehensive solvency ratio decreased by 6.51 percentage points from the end of 2020, primarily due to the continuous growth of insurance business and investment assets, dividends payment, and a decline of discount rate in solvency reserve.

Sale of Material Assets and Equity

During the Reporting Period, there was no sale of material assets and equity of the Company.

Major Subsidiaries and Associates of the Company

						RMB million
Company Name	Major Business Scope	Registered Capital	Shareholding	Total Assets	Net Assets	Net Profit
China Life Asset Management Company Limited	Management and utilization of proprietary funds; acting as agent or trustee for asset management business; consulting business relevant to the above businesses; other asset management business permitted by applicable PRC laws and regulations	4,000	60%	16,658	14,324	2,760

China Life Pension Company Limited	Group pension insurance and annuity; individual pension insurance and annuity; short-term health insurance; accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; pension insurance asset management product business; management of funds in RMB or foreign currency as entrusted by entrusting parties for the retirement benefit purpose; other businesses permitted by the CBIRC	3,400	70.74% is held by the Company, and 3.53% is held by AMC	8,305	5,889	1,158

China Life Property and Casualty Insurance Company Limited	Property loss insurance; liability insurance; credit insurance and bond insurance; short-term health insurance and accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; other businesses permitted by the CBIRC	18,800	40%	120,178	25,422	621

China Guangfa Bank Co., Ltd.	Taking public deposits; granting short-term, mid-term and long- term loans; handling settlements in and out of China; honoring bills and offering discounting services; issuing financial bonds; issuing, paying for and underwriting government bonds as an agent; sales and purchases of negotiable securities such as government bonds and financial bonds; engaging in inter-bank borrowings; providing letters of credit service and guarantee; engaging in bank card business; acting as payment and receipt agent and insurance agent; providing safe deposit box services; taking deposits and granting loans in foreign currency; foreign currency remittance; foreign currency exchange; international settlements; foreign exchange settlements and sales; inter-bank foreign currency borrowings; honoring bills of exchange and offering discounting services in foreign currency; granting foreign currency loans; granting foreign currency guarantees; sales and purchases of negotiable securities other than shares in a foreign currency for itself and as an agent; issuing negotiable securities other than shares in a foreign currency for itself and as an agent; sales and purchases of foreign exchange on its own account and on behalf of its customers; issuing and making payments for foreign credit card as an agent; offshore financial operations; assets and credit verification, consultation and notarization businesses; other businesses approved by the CBIRC and other relevant authorities	19,687	43.686%	3,359,985	234,501	17,476

Note:	For details, please refer to Note 9 and Note 41(d) in the Notes to the Consolidated Financial Statements in this annual report.

Structured Entities Controlled by the Company

Details of structured entities controlled by the Company is set out in the Note 41(d) to the Consolidated Financial Statements in this annual report.

TECHNOLOGY EMPOWERMENT AND OPERATIONS AND SERVICES

Technology Empowerment

In 2021, the Company accelerated technological innovation, strengthened digital- driven operations, deepened technology-empowered value creation, continued to build a digital insurance ecosystem, and promoted the integration of technologies with business operations. The leading and supporting role of its technological innovation was continuously enhanced.

Technological innovation, leading to the upgrade of technology architecture as a whole. With the support of the strong computing power of China Life Hybrid Cloud and the openness and compatibility of the digital platform, the Company fulfilled the upgrade to a distributed architecture for all core systems, from com puting, storage, database and middleware to application software. Its technology-supporting capacity realised a leap-forward development with the data processing capacity improved by 10 times and the elastic capacity scaling time of computing resources reduced to minute level.

Agile delivery, significantly enhancing the response to changes by technology. The Company widely implemented the tech products-based management system, and facilitated the comprehensive circulation of technology-based operations with a digital operation mechanism featuring full data and full chain tracing. More updated functions and services were launched at a high frequency, and technology products were iterated and optimized more than 40 times on a daily basis to quickly respond to market changes, offering more accurate and efficient services to customers.

Intelligence upgrading, further enhancing technology empowerment. China Life “Internet of Things” covered all business units and scales outlets of the Company across China and technology services were accessible to the frontline. It fulfilled centralized management and control of 240,000 electronic appliances in 12 categories throughout the Company with the establishment of an online Digital Twin, and its service efficiency was improved by 70% compared with 2020. The “China Life ‘Internet of Things’ — Edge Computing, Intelligent Perception and Digital Presentation” won the 2021 FinTech and Digital Transformation Innovation award. The Company also comprehensively developed its intelligent services, with its intelligent robots serving in various business fields, such as sales, services, operations, finance, risk control, and among others. Its big data- empowered scenarios were increased by 84% compared with 2020 and the daily average intelligent services reached more than 5 million person-times.

Interactive traffic, constantly amplifying the digital ecological effects. The online socialized collaboration system, which seamlessly connected with mobile phones, desktops, large screens and various digital applications, comprehensively improved the communication and interaction experience of the customers, salespersons, and employees of the Company. The Company enriched its digital insurance ecosystem continuously, releasing 3,256 standardized services in total on its digital platform, a year-on-year increase of 92%, launched nearly 1,000 ecological applications, and carried out nearly 400,000 services and activities with different cooperative institutions.

Operations and Services

In 2021, being customer-centric, the Company adhered to the operational objectives of “efficiency first, technology-driven, value increase and first-class customer experience”, accelerated the transformation of operations and services to be more Internet-based and intelligent, and continued to provide customers with high-quality and “convenient, quality and caring” services. As a result, its customer experience continued to be improved and customer appraisal remained at a high level.

Online services were growing rapidly. The Company upgraded various online service points of contact, with the registered users of China Life Insurance APP reaching 112 million, a year-on-year increase of 21%, and the monthly average active users increasing by 18.1% year on year. The online processing rate of policy administration and claims settlement for individual insurance rose to 88.3% and 98.7%, respectively. More than 780 million electronic notification messages were sent, services provided by Online Customer Service Agent increased by nine folds year on year, and the average waiting time for customers over the counter was shortened significantly year on year.

Intelligent service capacity was significantly enhanced. The Company upgraded and promoted its intelligent business models so that the service efficiency for new policies of long-term individual insurance was improved by 37.2% year on year, and the intelligent approval rates of underwriting, policy administration and claims settlement reached 93.4%, 99.1% and 73.1%, respectively. Application scenarios of Internet-based intelligent customer services were expanded, and services provided by intelligent robots reached over 75 million times. As the digital services were fully implemented, percentage of non-manual customer services in the contact center reached 88.9%.

Customer experience was further improved. Claims settlement services provided by the Company were efficient and warm. In 2021, “Direct Claims Payment” provided claims payments to over six million customers. “Claims Settlement for Critical Illness within One Day” benefited 170,000 customer-times, with payment amount up by 32.3% year on year. Door-to-door services were provided to more than 117,000 customers difficult to reaching the counters. Scenario-based services benefited various groups of customers. The Company also led the industry to launch the senior-friendly version of China Life App, and introduced several senior-oriented services, such as the “sit and wait” service over the counters. The Company carried out a variety of value-added services continuously, such as “Immunity Enhancement Program”, “Little Painters of China Life” and “Customer Festival”, etc., all themed on “health, parent-child education and enjoying life”.

FUTURE PROSPECT

Industry Landscape and Development Trends

Overall, the life insurance industry in China is still at an important stage full of strategic opportunities with the high-quality development as its key development theme. At present and in the near future, China’s economy remains resilient, and the long-term positive economic fundamentals featuring ample development potential and room to maneuver will remain unchanged. With the promotion of common prosperity, the size of China’s middle class will continue to grow, meaning more effective demands for the life insurance market. The consistent promotion of the Healthy China program and the national strategy of proactively responding to population aging will also provide broader space for the development of the industry. With market players speeding up their reform and transformation, the foundation for the high-quality development of the industry will be further consolidated. Meanwhile, the industry has witnessed continuous breakthroughs in technological innovations with the accelerated digital transformation of the industry. Technologies such as cloud computing, big data, artificial intelligence, and the “Internet of Things” has greatly empowered various aspects of the value chain, such as sales service, operation management, and risk prevention and control, etc. With domestic insurance industry consistently promoting its opening up, it will see more diversified industry players, and the market sophistication will be improved further.

Development Strategies and Business Plans of the Company

In 2022, the Company will uphold the guideline of making progress while maintaining stability and adhere to the original function of insurance, constantly deepen the supply-side reforms, give full play to the protection role of insurance, and continue to pursue the high-quality development of the Company by enhancing its capability of value creation, digital operations, innovation of insurance products and services as well as risk prevention and control.

Potential Risks

The internal and external environment has become more complex, challenging and uncertain since unprecedented global changes and the impact of the global pandemic continue to evolve. China’s economy is facing triple pressures of shrinking demands, supply disruption, and weakened expectations of growth, which also bring challenges to the steady development of the insurance industry. As the impact of the COVID-19 pandemic still exists, various regions and cities have taken more stringent prevention and control measures, which have restricted the on-site marketing and training activities and will thus greatly affect business development and agent recruitment and management. Since the traditional sales force-driven business development mode has encountered difficulties, market players are actively seeking transformation by making unremitting efforts in adjusting business structure and improving the quality of the sales force, and the industry will be still under pressure in the short term. The Company will take a variety of measures to actively respond to such risks and challenges. It will adhere to the principle of making progress while maintaining stability, continue to push forward reform and transformation, and strive to improve the quality of its business operation and management. As to the capital market, with market interest rate trending downwards and the volatility in the equity market increasing, credit default events occur frequently and the investment income of insurance funds will be likely subject to higher fluctuation in the short term. The Company will continue to prioritize asset- liability management, deepen its research on specialized investment, further optimize its asset allocation mix and flexibly adjust its investment strategies to respond to market changes. Furthermore, the Company will continuously focus on and enhance the analysis of the related complex risk factors and make great stride in pursuing its high-quality development.

The Company believes that it will have sufficient capital to meet its insurance business expenditures and new general investment needs in 2022. At the same time, the Company will make corresponding financing arrangements based on capital market conditions if it plans to implement any business development strategies in the future.

EMBEDDED VALUE

BACKGROUND

China Life Insurance Company Limited prepares financial statements to public investors in accordance with the relevant accounting standards. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of one year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in one year based on a particular set of assumptions about future experience.

China Life Insurance Company Limited believes that reporting the Company’s embedded value and value of one year’s sales provides useful information to investors in two respects. First, the value of the Company’s in-force business represents the total amount of shareholders’ interest in distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of one year’s sales provides an indication of the value created for investors by new business activity based on the assumptions used and hence the potential of the business. However, the information on embedded value and value of one year’s sales should not be viewed as a substitute of financial measures under the relevant accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of one year’s sales.

It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.

Also, the calculation of embedded value and value of one year’s sales involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The values shown below do not consider the future financial impact of transactions between the Company and CLIC, CLI, AMC, Pension Company, CLP&C, and etc.

DEFINITIONS OF EMBEDDED VALUE AND VALUE OF ONE YEAR’S SALES

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of required capital.

“Adjusted net worth” is equal to the sum of:

•	Net assets, defined as assets less corresponding policy liabilities and other liabilities valued; and

•	Net-of-tax adjustments for relevant differences between the market value and the book value of assets, together with relevant net-of-tax adjustments to certain liabilities.

The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.

The “value of in-force business” and the “value of one year’s sales” are defined here as the discounted value of the projected stream of future shareholders’ interest in distributable earnings for existing in-force business at the valuation date and for one year’s sales in the 12 months immediately preceding the valuation date.

The value of in-force business and the value of one year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/ liability mismatch risk, credit risk, the risk of operating experience’s fluctuation and the economic cost of capital through the use of a risk-adjusted discount rate.

PREPARATION AND REVIEW

The embedded value and the value of one year’s sales were prepared by China Life Insurance Company Limited in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the China Association of Actuaries (“CAA”) in November 2016. Deloitte Consulting performed a review of China Life’s embedded value. The review statement from Deloitte Consulting is contained in the “Independent Actuaries Review Opinion Report on Embedded Value of China Life Insurance Company Limited” section.

ASSUMPTIONS

Economic assumptions: The calculations are based upon assumed corporate tax rate of 25% for all years. The investment return is assumed to be 5% per annum. 17% grading to 21% (remaining level thereafter) of the investment return is assumed to be exempt from income tax. The investment return and tax exempt assumptions are based on the Company’s strategic asset mix and expected future returns. The risk-adjusted discount rate used is 10% per annum.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on the Company’s recent operating experience and expected future outlook.

SUMMARY OF RESULTS

The embedded value as at 31 December 2021, the value of one year’s sales for the 12 months ended 31 December 2021, and the corresponding results as at 31 December 2020 are shown below:

Components of Embedded Value and Value of One Year’s Sales

RMB million

ITEM		31 December 2021	31 December 2020

A	Adjusted Net Worth	674,317	568,587
B	Value of In-Force Business before Cost of Required Capital	593,137	565,797
C	Cost of Required Capital	(64,446)	(62,244)
D	Value of In-Force Business after Cost of Required Capital (B + C)	528,691	503,553
E	Embedded Value (A + D)	1,203,008	1,072,140
F	Value of One Year’s Sales before Cost of Required Capital	50,474	64,354
G	Cost of Required Capital	(5,693)	(5,981)
H	Value of One Year’s Sales after Cost of Required Capital (F + G)	44,780	58,373
	Including: Value of One Year’s Sales of Individual Agent Business Sector	42,945	57,669

Note:	Numbers may not be additive due to rounding.

The new business margin of one year’s sales of individual agent business sector for the 12 months ended 31 December 2021 is shown below:

New Business Margin of One Year’s Sales of Individual Agent Business Sector

	31 December 2021	31 December 2020
By First Year Premium	41.6%	47.9%
By Annual Premium Equivalent	42.2%	48.1%

Note:	First Year Premium is the written premium used for calculation of the value of one year’s sales and Annual Premium Equivalent is calculated as the sum of 100 percent of first year regular premiums and 10 percent of single premiums.

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period:

Analysis of Embedded Value Movement in 2021

ITEM		RMB million

A	Embedded Value at the Start of Year	1,072,140
B	Expected Return on Embedded Value	84,962
C	Value of New Business in the Period	44,780
D	Operating Experience Variance	(6,392)
E	Investment Experience Variance	(2,711)
F	Methodology, Model and Assumption Changes	(7,614)
G	Market Value and Other Adjustments	38,575
H	Exchange Gains or Losses	(173)
I	Shareholder Dividend Distribution and Capital Changes	(18,089)
J	Others	(2,471)
K	Embedded Value as at 31 December 2021 (sum A through J)	1,203,008

Notes: 1.	Numbers may not be additive due to rounding.
2.	Items B through J are explained below:

	B	Reflects expected impact of covered business, and the expected return on investments supporting the 2021 opening net worth.
	C	Value of one year’s sales for the 12 months ended 31 December 2021.
	D	Reflects the difference between actual operating experience in 2021 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.
	E	Compares actual with expected investment returns during 2021.
	F	Reflects the effects of appraisal methodology and model enhancement, and assumption changes.
	G	Change in the market value adjustment from the beginning of year 2021 to 31 December 2021 and other adjustments.
	H	Reflects the gains or losses due to changes in exchange rate.
	I	Reflects dividends distributed to shareholders during 2021.
	J	Other miscellaneous items.

SENSITIVITY RESULTS

Sensitivity tests were performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Sensitivity Results

			RMB million
		Value of In-Force Business after Cost of Required Capital	Value of One year’s Sales after Cost of Required Capital
Base case scenario		528,691	44,780
1.	Risk discount rate +50bps	504,849	42,688
2.	Risk discount rate -50bps	554,272	47,042
3.	Investment return +50bps	630,761	53,202
4.	Investment return -50bps	427,018	36,362
5.	10% increase in expenses	522,276	41,566
6.	10% decrease in expenses	535,107	47,995
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	525,259	43,970
8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	532,101	45,594
9.	10% increase in lapse rates	528,559	43,925
10.	10% decrease in lapse rates	528,752	45,661
11.	10% increase in morbidity rates	520,500	42,717
12.	10% decrease in morbidity rates	537,058	46,853
13.	Using 2020 EV appraisal assumptions	527,279	44,273
14.	Allowing for diversification in calculation of VIF	574,225	—

INDEPENDENT ACTUARIES REVIEW OPINION REPORT ON EMBEDDED VALUE OF CHINA LIFE INSURANCE COMPANY LIMITED

China Life Insurance Company Limited (“China Life”) has prepared embedded value results as at 31 December 2021 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

China Life has retained Deloitte Consulting (Shanghai) Co., Ltd. to review its EV Results. The task is undertaken by Deloitte Actuarial and Insurance Solutions of Deloitte Consulting (Shanghai) Co., Ltd. (“Deloitte Consulting” or “we”).

Scope of work

Our scope of work covered:

•

a review of the methodology used to develop the embedded value and value of one year’s sales as at 31 December 2021, in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value”, issued by the China Association of Actuaries (“CAA”);

•	a review of the economic and operating assumptions used to develop embedded value and value of one year’s sales as at 31 December 2021; and

•

a review of China Life’s EV Results, including embedded value, value of one year’s sales, analysis of embedded value movement from 31 December 2020 to 31 December 2021, and the sensitivity results of value of in-force business and value of one year’s sales.

Basis of Opinion, Reliance and Limitation

We carried out our review work based on “CAA Standards of Actuarial Practice: Appraisal of Embedded Value”, issued by CAA. In carrying out our review, we have relied on the completeness and accuracy of audited and unaudited data and information provided by China Life.

The determination of embedded value is based on a range of assumptions on future operations and investment performance. The future actual experiences are affected by internal and external factors, many of which are not entirely controlled by China Life. Hence the future actual experiences may deviate from these assumptions.

This report is addressed solely to China Life in accordance with the terms of our engagement letter. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statements set forth in this report.

Opinion

Based on the scope of work above, we have concluded that:

•

The embedded value methodology used by China Life is in line with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by CAA. This method is commonly used by life and health insurance companies in China;

•	The economic assumptions used by China Life have taken into account the current investment market conditions and the investment strategy of China Life;

•	The operating assumptions used by China Life have taken into account the past experience and the expectation of future experience; and

•	The embedded value results are consistent with its methodology and assumptions used. The overall result is reasonable.

For and on behalf of Deloitte Consulting (Shanghai) Co., Ltd.

Eric Lu             Yu Jiang

24 March 2022

SIGNIFICANT EVENTS

MATERIAL LITIGATIONS OR ARBITRATIONS

During the Reporting Period, the Company was not involved in any material litigation or arbitration.

MAJOR CONNECTED TRANSACTIONS

Continuing Connected Transactions

During the Reporting Period, the following continuing connected transactions were carried out by the Company pursuant to Rule 14A.76(2) of the Rules Governing the Listing of Securities on the HKSE (the “Listing Rules”), including the asset management agreement between the Company and AMC, the insurance sales framework agreement between the Company and CLP&C, the framework agreement between the Company and Chongqing International Trust Inc. (“Chongqing Trust”), and the framework agreement between the Company and China Life Capital. These continuing connected transactions were subject to the reporting, announcement and annual review requirements but were exempt from the independent shareholders’ approval requirement under the Listing Rules. CLIC, the controlling shareholder of the Company, holds 60% of the equity interest in CLP&C and 100% of the equity interest in China Life Capital. Therefore, each of CLIC, CLP&C and China Life Capital constitutes a connected person of the Company. AMC is held as to 60% and 40% by the Company and CLIC, respectively, and is therefore a connected subsidiary of the Company. Chongqing Trust is an associate of CLIC and CLP&C by virtue of its acting as the trustee of a trust scheme of which CLP&C is a beneficiary, and is therefore also a connected person of the Company pursuant to Rule 14A.13(2) of the Listing Rules.

During the Reporting Period, the continuing connected transactions carried out by the Company that were subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules included the framework agreements entered into by AMP with the Company, CLIC, CLP&C and CLI, respectively, and the asset management agreement for alternative investments between the Company and CLI. Such agreements and the transactions thereunder have been approved by the independent shareholders of the Company. CLIC holds 100% of the equity interest in CLI. Therefore, CLI is a connected person of the Company. AMP is a subsidiary of AMC, and is therefore a connected subsidiary of the Company.

During the Reporting Period, the Company also carried out certain continuing connected transactions, including the policy management agreement between the Company and CLIC, and the asset management agreement between CLIC and AMC, which were exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules in respect of the above continuing connected transactions. When conducting the above continuing connected transactions during the Reporting Period, the Company has followed the pricing policies and guidelines formulated at the time when such transactions were entered into.

Policy Management Agreement

The Company and CLIC entered into the 2021 policy management agreement on 31 December 2020, with a term from 1 January 2021 to 31 December 2021. Pursuant to the agreement, the Company accepted CLIC’s entrustment to provide policy administration services relating to the non-transferred policies. The Company acted as a service provider under the agreement and did not acquire any rights or assume any obligations as an insurer under the non-transferred policies. For details as to the method of calculation of the service fee, please refer to Note 35 in the Notes to the Consolidated Financial Statements. The annual cap in respect of the service fee paid by CLIC to the Company for the year ended 31 December 2021 was RMB599 million. The Company and CLIC entered into the 2022-2024 policy management agreement on 31 December 2021, with a term from 1 January 2022 to 31 December 2024. Pursuant to the agreement, the Company will continue to accept CLIC’s entrustment to provide policy administration services relating to the non-transferred policies. The annual cap in respect of the service fee to be paid by CLIC to the Company for each of the three years ending 31 December 2024 is RMB491 million.

For the year ended 31 December 2021, the service fee paid by CLIC to the Company amounted to RMB553.66 million.

Asset Management Agreements

Asset Management Agreement between the Company and AMC

The Company and AMC entered into the 2019-2021 asset management agreement on 28 December 2018, with a term from 1 January 2019 to 31 December 2021. In order to optimize the structure of service fees and further enhance the performance incentives for AMC, the Company and AMC entered into the 2020-2022 asset management agreement on 1 July 2020 to replace the 2019-2021 asset management agreement, and to revise the annual caps in light of the needs for business development and the revised structure of service fees. Pursuant to the 2020-2022 asset management agreement, AMC agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope granted by the Company and in accordance with the requirements of applicable laws and regulations, regulatory requirements and the investment guidelines given by the Company. In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agreed to pay AMC a service fee. For details as to the method of calculation of the service fee, please refer to Note 35 in the Notes to the Consolidated Financial Statements. The annual caps for the three years ending 31 December 2022 are RMB3,000 million, RMB4,000 million and RMB5,000 million, respectively.

For the year ended 31 December 2021, the Company paid AMC a service fee of RMB2,741.56 million.

Asset Management Agreement between CLIC and AMC

CLIC and AMC entered into the 2019-2021 asset management agreement on 29 December 2018, with an entrustment term from 1 January 2019 to 31 December 2021. In order to optimize the structure of service fees and further enhance the performance incentives for AMC, CLIC and AMC entered into the 2020-2022 asset management agreement on 1 July 2020 to replace the 2019-2021 asset management agreement, and to revise the annual caps in light of the needs for business development and the revised structure of service fees. Pursuant to the 2020-2022 asset management agreement, AMC agreed to invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. In consideration of AMC’s services in respect of investing and managing assets entrusted to it by CLIC under the agreement, CLIC agreed to pay AMC a service fee. For details as to the method of calculation of the service fee, please refer to Note 35 in the Notes to the Consolidated Financial Statements. The annual cap for the three years ending 31 December 2022 is RMB500 million.

For the year ended 31 December 2021, CLIC paid AMC a service fee of RMB156.45 million.

Asset Management Agreement for Alternative Investments between the Company and CLI

As approved by the 2017 Annual General Meeting of the Company, the Company and CLI entered into the 2019 asset management agreement for alternative investments on 31 December 2018. Such agreement took effect from 1 January 2019 and expired on 31 December 2021. Pursuant to the agreement, CLI agreed to invest and manage assets entrusted to it by the Company (including equity, real estate, related financial products and quasi-securitization financial products), on a discretionary basis, within the scope of utilization of insurance funds as specified by regulatory authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines given by the Company, and the Company agreed to pay CLI the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee in respect of the investment and management services provided by CLI to the Company. For details as to the method of calculation of the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee, please refer to Note 35 in the Notes to the Consolidated Financial Statements. In addition, the assets entrusted by the Company to CLI would also be partially used for the subscription of the related financial products established and issued by CLI or of which CLI had participated in the establishment and issuance, and such related financial products would be limited to infrastructure investment schemes and project asset-backed schemes.

For the three years ended 31 December 2021, the annual caps on the contractual amount of assets newly entrusted by the Company to CLI for investment and management, as well as the annual caps on the amount of the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee payable by the Company to CLI are as follows:

Amount of Assets Newly

Entrusted for Investment

and Management during the
Period (including the Amount for

Subscription of the Related
Financial Products)

(RMB million or its equivalent in

foreign currency)

		Amount of the Investment Management Service Fee, Floating Management Fee, Performance-based Bonus and Real Estate Operation Management Service Fee (RMB million or its equivalent in foreign currency)
For the year ended 31 December 2019	200,000 (including the amount for the subscription of the related financial products: 100,000)	1,391
For the year ended 31 December 2020	200,000 (including the amount for the subscription of the related financial products: 100,000)	1,982
For the year ended 31 December 2021	200,000 (including the amount for the subscription of the related financial products: 100,000)	2,266

As approved by the Extraordinary General Meeting 2021 of the Company, the Company and CLI entered into the 2022-2024 agreement for entrusted investment and management and operating services with respect to alternative investments with insurance funds on 27 December 2021. Pursuant to the agreement, the Company will entrust CLI to perform services including the entrusted investment and management and the entrusted operation with respect to alternative investments. For the entrusted investment and management, it covers the equity/real estate direct investments, equity/real estate funds, non-standard financial products and quasi-securitization financial products already entrusted by the Company to CLI for investment and management under the existing projects, as well as the non-standard financial products and quasi-securitization financial products entrusted for investment under the new projects. CLI will continue to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilization of insurance funds as specified by the regulatory authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company, and the Company will pay CLI the investment management service fee, product management fee, real estate operation management service fee and performance award in respect of the investment and management services provided by CLI to the Company. For the entrusted operation, CLI will provide the operating services to the Company with respect to the equity/real estate funds invested by the Company at its own discretion and within the scope prescribed in the agreement, and the Company will pay CLI the entrusted operating fee in this regard. Such agreement took effect from 1 January 2022, with a term of two years ending on 31 December 2023. Unless a party serves the other party a written notice for non-renewal prior to 90 working days before the expiry date of the agreement, the agreement will be automatically renewed for one year from the expiry date thereof.

For the three years ending 31 December 2024, the annual caps on the contractual amount of assets newly entrusted by the Company to CLI for investment and management, as well as the annual caps on the fees for the investment and management services payable by the Company to CLI (including the investment management service fee, product management fee, real estate operation management service fee and performance reward) and the entrusted operation fee in relation to the operating services are as follows:

	Contractual Amount of Assets Newly Entrusted for Investment and Management during the Period (RMB million or its equivalent in foreign currency)	Fees for the Investment and Management Services and the Entrusted Operation Fee (RMB million or its equivalent in foreign currency)
For the year ending 31 December 2022	65,000	2,000
For the year ending 31 December 2023	65,000	2,000
For the year ending 31 December 2024	65,000	2,000

For the year ended 31 December 2021, the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee paid by the Company to CLI amounted to RMB587.63 million, and the contractual amount of assets newly entrusted by the Company to CLI for investment and management was RMB23,326.50 million. For the year ended 31 December 2021, the amount for the subscription of the related financial products established and issued by CLI or of which CLI had participated in the establishment and issuance was RMB23,326.50 million.

Cooperation Framework Agreement for Investment Management with Insurance Funds between the Company and China Life Capital

The Company and China Life Capital entered into the 2020-2022 framework agreement on 31 December 2019, with a term from 1 January 2020 to 31 December 2022. Pursuant to the agreement, the Company will continue to subscribe in the capacity of the limited partner for the fund products of which China Life Capital or any of its subsidiaries serves (individually and jointly with third parties) as the general partner, and/or the fund products of which China Life Capital serves as the manager (including the fund manager and co-manager). For the three years ending 31 December 2022 , the annual cap for the subscription by the Company in the capacity of the limited partner of the fund products of which China Life Capital or any of its subsidiaries serves as the general partner is RMB5,000 million, and the annual cap for the management fee charged by China Life Capital as the general partner or the manager of the fund products is RMB200 million.

For the year ended 31 December 2021, the amount of subscription by the Company in the capacity of the limited partner of the fund products of which China Life Capital or any of its subsidiaries serves as the general partner was RMB4,000.00 million, and the management fee charged by China Life Capital as the general partner or the manager of the fund products was RMB136.31 million.

Insurance Sales Framework Agreement

The Company and CLP&C entered into the 2021 insurance sales framework agreement on 20 February 2021, with a term of two years from 8 March 2021 to 7 March 2023. Unless a party serves the other party a written notice for non-renewal within 30 days before the expiration of the 2021 insurance sales framework agreement, the agreement will be automatically extended for one year from the expiration thereof to 7 March 2024. Pursuant to the agreement, CLP&C will entrust the Company to act as an agent to sell selected insurance products within the authorized regions, and pay an agency service fee to the Company in consideration of the services provided. For details as to the method of calculation of the agency service fee, please refer to Note 35 in the Notes to the Consolidated Financial Statements. The annual caps for the three years ending 31 December 2023 are RMB3,500 million, RMB3, 830 million and RMB4,240 million, respectively.

For the year ended 31 December 2021, CLP&C paid the Company an agency service fee of RMB1,541.99 million.

Framework Agreements with AMP

Framework Agreement between the Company and AMP

As approved by the First Extraordinary General Meeting 2019 of the Company, the Company and AMP entered into the 2020-2022 framework agreement on 31 December 2019, with a term of three years from 1 January 2020 to 31 December 2022. Pursuant to the agreement, the Company and AMP will continue to conduct certain daily transactions, including the subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2022, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB72,600 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB72,600 million; the annual caps of the sales commission fee and client maintenance fee payable by AMP are RMB700 million, RMB800 million and RMB900 million, respectively; the annual caps of the management fee (including the performance-based fee) payable by the Company for the asset management for specific clients are RMB300 million, RMB400 million and RMB500 million, respectively; and the annual cap of the fees for other daily transactions is RMB100 million.

For the year ended 31 December 2021, the subscription price and corresponding subscription fee for the subscription of fund products were RMB8,909.41 million, the redemption price and corresponding redemption fee for the redemption of fund products were RMB4,067.58 million, the sales commission fee and client maintenance fee paid by AMP were RMB1.39 million, the management fee (including the performance-based fee) paid by the Company for the asset management for specific clients was RMB65.84 million, and the fees for other daily transactions were RMB1.28 million.

Framework Agreement between CLIC and AMP

As approved by the First Extraordinary General Meeting 2019 of the Company, CLIC and AMP entered into the 2020-2022 framework agreement on 6 September 2019, with a term of three years from 1 January 2020 to 31 December 2022. Pursuant to the agreement, CLIC and AMP will continue to conduct certain daily transactions, including the subscription and redemption of fund products and private asset management. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2022, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB10,000 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB10,000 million; and the annual cap of the management fee (including the performance-based fee) payable by CLIC for the private asset management is RMB100 million.

For the year ended 31 December 2021, the subscription price and corresponding subscripti on fee for the subscription of fund products were RMB0 million, the redemption price and corresponding redemption fee for the redemption of fund products were RMB101.40 million, and the management fee (including the performance-based fee) paid by CLIC for the private asset management was RMB26.37 million.

Framework Agreement between CLP&C and AMP

As approved by the First Extraordinary General Meeting 2019 of the Company, CLP&C and AMP entered into the 2020-2022 framework agreement on 3 December 2019, with a term of three years from 1 January 2020 to 31 December 2022. Pursuant to the agreement, CLP&C and AMP will continue to conduct certain daily transactions, including the subscription and redem ption of fund products, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2022, the annual cap of the subscription price for the fund products is RMB10,000 million; the annual cap of the redemption price for the fund products is RMB10,000 million; the annual cap of the subscription fee for the fund products is RMB100 million; the annual cap of the redemption fee for the fund products is RMB100 million; the annual cap of the management fee (including the performance-based fee) payable by CLP&C for the asset management for specific clients is RMB100 million; and the annual cap of the fees for other daily transactions is RMB100 million.

For the year ended 31 December 2021, the subscription price for the fund products was RMB0 million, the redemption price for the fund products was RMB 0 million, the subscription fee for the fund products was RMB0 million, the redemption fee for the fund products was RMB0 million, the management fee (including the performance-based fee) paid by CLP&C for the asset management for specific clients was RMB15.75 million, and the fees for other daily transactions were RMB0.13 million.

Framework Agreement between CLI and AMP

As approved by the First Extraordinary General Meeting 2019 of the Company, CLI and AMP entered into the 2020-2022 framework agreement on 17 February 2020, with a term of three years from 1 January 2020 to 31 December 2022. Pursuant to the agreement, CLI and AMP will continue to conduct certain daily transactions, including the subscription and redemption of fund products, asset management for specific clients, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2022, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB10,000 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB10,000 million; the annual cap of the management fee (including the performance-based fee) payable by CLI and its subsidiaries for the asset management for specific clients is RMB150 million; the annual cap of the management fee (including the performance-based fee) payable by the subsidiaries of AMP for the asset management for specific clients is RMB150 million; the annual cap of the advisory fee payable by CLI and its subsidiaries for the advisory services is RMB150 million; the annual cap of the advisory fee payable by AMP and its subsidiaries for the advisory services is RMB150 million; and the annual cap of the fees for other daily transactions is RMB150 million.

For the year ended 31 December 2021, the subscription price and corresponding subscription fee for the subscription of fund products were RMB2,832.27 million, the redemption price and corresponding redemption fee for the redemption of fund products were RMB3,466.89 million, the management fee (including the performance-based fee) paid by CLI and its subsidiaries for the asset management for specific clients was RMB0 million, the management fee (including the performance-based fee) paid by the subsidiaries of AMP for the asset management for specific clients was RMB0 million; the advisory fee paid by CLI and its subsidiaries for the advisory services was RMB0 million; the advisory fee paid by AMP and its subsidiaries for the advisory services was RMB0 million, and the fees for other daily transactions were RMB3.50 million.

Framework Agreement between the Company and Chongqing Trust

The Company and Chongqing Trust entered into the 2020-2022 framework agreement on 27 December 2019, with a term of three years from 1 January 2020 to 31 December 2022. Pursuant to the agreement, the Company and Chongqing Trust will continue to conduct the subscription and redemption of trust products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2022, the annual cap of the total amount of subscription and redemption of the trust products is RMB30,000 million; the annual cap of the trustee’s remuneration is RMB500 million; and the annual cap of the fees for other daily transactions is RMB100 million.

For the year ended 31 December 2021, the total amount of subscription and redemption of the trust products was RMB2,266.63 million, the trustee’s remuneration was RMB16.47 million, and the fees for other daily transactions were RMB0 million.

Confirmation by Auditor

The Board has received a comfort letter from the auditor of the Company with respect to the above continuing connected transactions which were subject to the reporting, announcement and/or independent shareholders’ approval requirements, and the letter stated that during the Reporting Period:

1.	nothing has come to the auditors’ attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Company’s Board of Directors;

2.

for transactions involving the provision of goods or services by the Company, nothing has come to the auditors’ attention that causes them to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Company;

3.

nothing has come to the auditors’ attention that causes them to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

4.	nothing has come to the auditors’ attention that causes them to believe that the amounts of the continuing connected transactions have exceeded the total amount of the annual caps set by the Company.

Confirmation by Independent Directors

The Company’s Independent Directors have reviewed the above continuing connected transactions which were subject to the reporting, announcement and/or independent shareholders’ approval requirements, and confirmed that:

1.	the transactions were entered into in the ordinary and usual course of business of the Company;

2.	the transactions were conducted on normal commercial terms;

3.

the transactions were entered into in accordance with the agreements governing those continuing connected transactions, and the terms are fair and reasonable and in the interests of shareholders of the Company as a whole; and

4.	the amounts of the above transactions have not exceeded the relevant annual caps.

Other Major Connected Transaction

Formation of China Life Chengda (Wuxi) Equity Investment Center (Limited Partnership)

As approved at the fifth meeting of the seventh session of the Board of Directors, the Company, CLP&C and Wuxi Fengrun Investment Co., Ltd. (each as a limited partner) entered into a partnership agreement with China Life Chengda (Shanghai) Healthcare Equity Investment Management Company Limited (“CLCD”, as the general partner) and Chengda Fengzhi (Shanghai) Corporate Management Center (Limited Partnership) (as the special limited partner) on 31 December 2021 for the formation of China Life Chengda (Wuxi) Equity Investment Center (Limited Partnership) (the “Partnership”). The total capital contribution by all partners of the Partnership shall be RMB10,000,000,000, of which RMB7,500,000,000 shall be contributed by the Company. China Life Equity Investment Company Limited (“CLEI”) will serve as the manager of the Partnership. The Partnership will have a term of eight years, and will primarily make direct or indirect investment in private equity projects in the medical health and technological innovation sectors.

Investment in Partnerships through Equity Investment Plans

As approved at the fifth meeting of the seventh session of the Board of Directors, the Company and CLI entered into an entrustment contract on 11 January 2022, pursuant to which the Company will contribute no more than RMB1,500,000,000 to CLI – Xinyuan No. 1 Equity Investment Plan (“Xinyuan EIP”) established by CLI. All funds under Xinyuan EIP will be used for the subscription of limited partnership interest in Beijing Xinyuan No. 1 Equity Investment Fund Partnership (Limited Partnership) (“Xinyuan Partnership”). CLI will, on behalf of Xinyuan EIP and as a limited partner, enter into a partnership agreement with Guangzhou Jinhong Asset Management Co., Ltd. (“Guangzhou Jinhong”) and National Energy (Beijing) Private Equity Fund Management Co., Ltd. (each as a general partner) , and Beijing Guoneng Green and Low-Carbon Development Investment Fund (Limited Partnership) and China Longyuan Power Group Corporation Limited (each as a limited partner). The total capital contribution by all partners of Xinyuan Partnership shall be RMB3,002,000,000. China Life Jinshi Asset Management Company Limited (“China Life Jinshi”) will serve as the manager of Xinyuan Partnership. Xinyuan Partnership will primarily invest in green and low-carbon investment targets (such as wind power, photovoltaic power, energy storage and other clean energy projects).

As approved at the fifth meeting of the seventh session of the Board of Directors, the Company and CLP&C intend to contribute no more than RMB2,400,000,000 and RMB600,000,000, respectively, to CLI – Xindian No. 1 Equity Investment Plan (“Xindian EIP”) established by CLI and enter into an entrustment contract with CLI by 31 December 2022 for such purpose. All funds under Xindian EIP will be used for the subscription of limited partnership interest in Beijing Xindian No. 1 Equity Investment Fund Partnership (Limited Partnership) (“Xindian Partnership”). CLI will, on behalf of Xindian EIP and as a limited partner, enter into a partnership agreement with Guangzhou Jinhong (as the general partner) and China Huadian Corporation Ltd. (as a limited partner). The total capital contribution by all partners of Xindian Partnership shall be RMB6,001,000,000. China Life Jinshi will serve as the manager of Xindian Partnership. Xindian Partnership will primarily invest in equity interests of unlisted enterprises in the clean energy sectors such as wind power, photovoltaic power and energy storage.

Acquisition of Creditor’s Rights on Trust Loan through Asset-backed Plan

As approved at the fifth meeting of the seventh session of the Board of Directors, the Company signed a subscription letter on 27 December 2021 for the subscription of “China Life - Chengxin No. 1 Asset-backed Plan” (“Asset-back Plan”) with an amount of RMB1,999,845,375. The Asset- back Plan was established by AMC as the manager/trustee of the plan, and the proceeds from the Asset-backed Plan will be used for the acquisition from Chongqing Trust of the creditor’s rights on the trust units in Phase II of “Chongqing Trust – XCMG Assembled Funds Trust Plan”. The trust plan, with a total size of RMB2,000,000,000 and an interest rate of 4.75% per annum, was established on 13 May 2020 and will expire on 13 May 2025. As at 27 December 2021, the sum of the outstanding principal under such trust plan and its accrued and undistributed interests amounted to RMB1,999,845,375.

Each of CLP&C, CLCD, CLEI, CLI, Guangzhou Jinhong, China Life Jinshi and Chongqing Trust is an associate of CLIC, and therefore a connected person of the Company. The above transactions constituted one-off connected transactions of the Company that were subject to the reporting and announcement requirements but were exempt from the independent shareholders’ approval requirement under Rule 14A.76(2) of the Listing Rules.

The Company has complied with the disclosure requirement under Chapter 14A of the Listing Rules in respect of the above one-off connected transactions.

Statement on Claims, Debt Transactions and Guarantees etc. of a Non-operating Nature with Related Parties

During the Reporting Period, the Company was not involved in claims, debt transactions or guarantees of a non-operating nature with related parties.

MATERIAL CONTRACTS AND THEIR PERFORMANCE

During the Reporting Period, the Company neither acted as trustee, contractor or lessee of other companies’ assets, nor entrusted, contracted or leased its assets to other companies, the profit or loss from which accounted for 10 % or more of the Company’s profits for the Reporting Period, nor were there any such matters that occurred in previous periods but subsisted during the Reporting Period.

The Company neither gave external guarantees nor provided guarantees to its holding subsidiaries during the Reporting Period.

Entrusted investment management during the Reporting Period or any investment management occurred in previous periods but subsisted during the Reporting Period: Investment is one of the principal businesses of the Company. The Company mainly adopts the mode of entrusted investment for management of its investment assets, and has established a diversified framework of entrusted investment management with China Life’s internal managers playing the key role and the external managers offering effective supports. The internal managers include AMC and its subsidiaries, CLI and its subsidiaries and Pension Company. The external managers comprise both domestic and overseas managers, including fund companies, securities companies and other professional investment management institutions. The Company selected different investment managers based on the purpose of allocation of various types of investments, their risk features and the expertise of different managers, so as to establish a great variety of investment portfolios and improve the efficiency of insurance fund utilization. The Company entered into entrusted investment management agreements with all managers and supervised the managers’ daily investment performance through the measures such as investment guidelines, asset entrustment and performance appraisals. The Company also adopted risk control measures in respect of specific investments based on the characteristics of different managers and investment products.

Except as otherwise disclosed in this report, the Company had no other material contracts during the Reporting Period.

UNDERTAKINGS OF THE COMPANY, SHAREHOLDERS, EFFECTIVE CONTROLLERS, ACQUIRERS, DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT OR OTHER RELATED PARTIES WHICH ARE EITHER GIVEN OR EFFECTIVE DURING THE REPORTING PERIOD

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by CLIC into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within one year of the date of listing of the Company’s A Shares, and in the event that such formalities could not be completed within such period, CLIC would bear any potential losses to the Company due to the defective ownership.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

Given that the change of ownership of the above two properties and related land use rights were directed by the co-owners, and all formalities in relation to the change of ownership were proceeded slowly due to reasons such as issues rooted in history and government approvals, CLIC, the controlling shareholder of the Company, made further commitment as follows: CLIC will assist the Company in completing, and urge the co-owners to complete, the formalities in relation to the change of ownership in respect of the above two properties and related land use rights as soon as possible. If the formalities cannot be completed due to the reasons of the co-owners, CLIC will take any other legally practicable measures to resolve the issue and will bear any potential losses suffered by the Company as a result of the defective ownership.

ALLEGED VIOLATION OF LAWS AND REGULATIONS BY, PENALTIES IMPOSED ON AND RECTIFICATION OF THE COMPANY AND ITS CONTROLLING SHAREHOLDERS, EFFECTIVE CONTROLLER, DIRECTORS, SUPERVISORS OR SENIOR MANAGEMENT

During the Reporting Period, the Company was not investigated for suspected crimes according to law, and none of its controlling shareholders, effective controller, Directors, Supervisors and senior management were not subject to any compulsory measures for suspected crimes according to law. The Company or its controlling shareholders, effective controller, Directors, Supervisors and senior management were not subject to any criminal punishment, investigation by the CSRC for alleged violation of laws and regulations, administrative penalty by the CSRC, or material administrative penalty by other competent authorities, nor were they detained by the disciplinary inspection and supervison authorities for alleged serious violation of disciplines or laws or duty-related crimes which had an impact on their performance of duties. None of the Company’s Directors, Supervisors and senior management were subject to any compulsory measures by other competent authorities for alleged violation of laws and regulations which had an impact on their performance of duties.

After the Reporting Period, as at the date of disclosure of this report, based on the information disclosed on 8 January 2022 on the website of the Central Commission for Discipline Inspection and the National Supervisory Commission, Mr. Wang Bin, the former Secretary of the Party Committee and the former Chairman of the Board of Directors of CLIC, is currently under the disciplinary review and investigation by the Central Commission for Discipline Inspection and the National Supervisory Commission for suspected serious violation of disciplines and laws. Mr. Wang Bin is also the former Chairman of the Board and the former Executive Director of the Company. Given that Mr. Wang Bin was not able to perform his role and duties as the Chairman of the Board during the period of review and investigation, Mr. Yuan Changqing, a Non-Executive Director of the Company, was elected at the sixth meeting of the seventh session of the Board of Directors of the Company to assume the roles and duties of the Chairman of the Board and the legal representative of the Company during the period commencing from the date of passing of the Board resolution and ending on the effective date of the appointment of a new Chairman of the Board. The Board received a resignation letter from Mr. Wang Bin on 23 February 2022. As Mr. Wang Bin was not able to perform his role and duties as a Director, he had resigned from his positions as the Chairman of the Board and an Executive Director of the Company. The resignation took effect on the same day. Please refer to the announcements published by the Company on the website of the HKSE on 9 January 2022, 13 January 2022 and 23 February 2022, respectively.

RESTRICTION ON MAJOR ASSETS

The major assets of the Company are financial assets. During the Reporting Period, there was no major asset of the Company being seized, detained or frozen that is subject to the disclosure requirements.

PERFORMANCE OF ENVIRONMENTAL AND SOCIAL RESPONSIBILITIES

For the performance by the Company of its social responsibility during the Reporting Period, please refer to the full text of the “2021 Environment, Social and Governance (ESG) Report” (“ESG Report 2021”) separately disclosed by the Company on the website of the SSE (www.sse.com.cn) and the HKExnews website of the Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk). The specific information on environment is set out in Part Two of the ESG Report 2021, and the specific information on the consolidation of achievements in poverty alleviation and rural revitalization undertakings, etc. is set out in Part One of the ESG Report 2021.

PRACTICING THE BEST CORPORATE With the establishment of a corporate governance system with reasonably designed structure, well- developed mechanism, strict rules and regulations, as well as high efficiency in operation as its core objectives, the Company constantly promotes the development of corporate governance and commits to the best practices of corporate governance, so as to further improve governance structure and effectiveness.

CORPORATE GOVERNANCE

REPORT OF THE BOARD OF DIRECTORS

Directors of the Company during the Reporting Period and up to the date of this report were as follows:

EXECUTIVE DIRECTORS	Su Hengxuan Li Mingguang Huang Xiumei	(appointed on 1 July 2021)

NON-EXECUTIVE DIRECTORS	Yuan Changqing Wang Junhui Liu Huimin Yin Zhaojun	(resigned on 7 February 2021 due to the adjustment of work arrangements) (resigned on 15 January 2021 due to the adjustment of work arrangements)

INDEPENDENT DIRECTORS	Tang Xin Leung Oi-Sie Elsie Lam Chi Kuen Zhai Haitao Chang Tso Tung Stephen Robinson Drake Pike

(appointed on 29 June 2021)

(appointed on 14 October 2021)

(retired on 28 June 2021 due to the expiration of his term of office)

(retired on 13 October 2021 due to the expiration of his term of office)

Notes:

1.

The Board of the Company received a resignation letter from Mr. Wang Bin on 23 February 2022. As Mr. Wang Bin was not able to perform his role and duties as a Director, he had resigned from his positions as the Chairman of the Board and an Executive Director of the Company.

2.

The Board of the Company received a resignation letter from Mr. Tang Xin, an Independent Director of the Company, on 6 March 2022. As Mr. Tang Xin had consecutively served as an Independent Director for six years, he tendered his resignation for such position to the Board of the Company pursuant to the relevant regulatory requirements. Since the resignation of Mr. Tang Xin will result in the number of Independent Directors of the Company falling below the minimum number required by the relevant regulations and the Articles of Association, Mr. Tang Xin will continue to perform his duties as an Independent Director until the qualification of a new Independent Director is approved by the CBIRC.

PRINCIPAL BUSINESS

The Company is a leading life insurance company in China and possesses an extensive distribution network comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies, providing products and services such as individual and group life insurance, accident and health insurance. The Company is one of the largest institutional investors in China, and becomes one of the largest insurance asset management companies in China through its controlling shareholding in AMC. The Company also has controlling shareholding in Pension Company.

BUSINESS REVIEW

Overall operation of the Company during the Reporting Period

For details of the overall operation of the Company during the Reporting Period, the future development of its business and the principal risks faced by it, please refer to the sections headed “Management Discussion and Analysis” and “Internal Control and Risk Management” in this annual report. These discussions form part of the “Report of the Board of Directors”.

Environmental policies and performance of the Company

With its commitment to “ensuring a healthy and friendly environment for the accomplishment of ‘carbon neutrality’ objective”, the Company practiced the concepts of responsible investment and green operations on a voluntarily basis and took active actions in responding to climate change, thus firmly pursuing the high-quality development with green and low carbon approach.

The Company kicked off green investment to serve the development of green finance. In 2021, the Company incorporated ESG assessment into its decision-making process for investment in alternative investment projects and was proactively engaged in the implementation of high-quality projects with both ecological benefits and potential investment returns, thus recording an additional green investment of over RMB50 billion and a cumulative green investment of over RMB300 billion for the year. AMC, the major platform of the Company for investment, further deepened its cooperation and communication with UNPRI and other international organizations and formulated the “Basic Guiding Rules of China Life Asset Management Company Limited for ESG/Green Investment (for Trial Implementation)” for the purpose of further developing its ESG investment management system.

The Company consistently promoted the paperless application for new insurance policies and facilitated the utilization of electronic insurance policies, thereby reducing carbon emissions incurred during the process of application for new insurance policies. In 2021, the paperless insurance application rate of long-term individual insurance reached 99.9%, which saved approximately 1,343 tons of paper during the process of the application of new policies. The intelligent online operation system was also established to save approximately 2,214 tons of paper in every aspect of its business operations. With the acceleration of technological innovation, the Company effectively supported the demands for remote working from a daily average number of over 90,000 users, offering a brand new experience of “working on the same platform, communicating without boundary and being interactive in multi-screen” for its employees and sales agents. Besides, more than 280,000 meetings were convened via the webcast and over 320 million online messages were sent out on a real-time basis for the year.

In 2021, the Company developed a system for addressing climate change, paid attention to and studied the impacts of climate change on its sustainable development, fully identified opportunities and challenges arising therefrom in three aspects, namely products, operations and investments, and devised any plans to address such change, so as to enhance its own resilience in defending against climate risk.

Compliance by the Company with the relevant laws and regulations that have a significant impact

The Company adhered to the code of conduct of “being trustworthy, assuming risks, emphasizing on services and being legal compliant” and promoted the compliance culture and concepts of “being compliant on a voluntary basis, and creating value from compliance”, thereby creating the compliance environment of “starting from the top level and having responsibility for all to be compliant”. The Company strictly observed and effectively implemented applicable laws and regulations and regulatory requirements, such as the Insurance Law, the Company Law, the Securities Law, the “Personal Information Protection Law”, the “Regulations on Preventing and Dealing with Illegal Fund-raising”, the “Provisions on the Administration of Insurance Companies” 3, the “Provisions of the China Banking and Insurance Regulatory Commission on Administrative Licensing Procedures”, the “Measures of the China Banking and Insurance Regulatory Commission on Administrative Punishment”, the “Provisions on the Supervision and Administration of Insurance Agents”, the “Standards for the Corporate Governance of Banking and Insurance Institutions”, the “Provisions on the Administration of Solvency of Insurance Companies”, the “Regulatory Rules for the Solvency of Insurance Companies”, the “Provisions on the Administration of Reinsurance Business”, the “Measures for the Administration of Licenses of Banking and Insurance Institutions”, the “Measures for Oversight of Online Insurance Business”, the “Notice of the General Office of the China Banking and Insurance Regulatory Commission on Further Regulating Matters Related to the Online Personal Insurance Business of Insurance Institutions”, the “Notice of the General Office of the China Banking and Insurance Regulatory Commission on Regulating Issues Related to Short-term Health Insurance Business”, the “Measures for the Supervision and Administration of Accident Insurance Business”, the “Measures for the Regulatory Evaluation of Consumers’ Rights and Interests Protection of Banking and Insurance Institutions” and the “Measures for the Administration of the Handling of Banking and Insurance Consumer Complaints”, consistently made improvement to its systems and mechanism, and implemented the spirit and requirements of major regulatory documents on product development and design, sales management, solvency management, reinsurance management, investment supervision and corporate governance, etc., as released by the CBIRC in a stringent manner for the purpose of further carrying out compliance management responsibilities at all levels and in various lines. The Company consistently improved the compliance management framework of “three lines of defense” to ensure that the three lines of defense performed their own functions and collaborated with each other, which formed a joint force in compliance management. The Company also consolidated its foundation in all aspects for its steady and healthy development and firmly defended the bottom line of the systematic risk, which guaranteed the healthy and high- quality development of the Company on an ongoing basis.

[3]

On 30 December 2021, the CBIRC issued the “Regulatory Rules for the Solvency of Insurance Companies (II)”, which were implemented on 1 January 2022. The former “Regulatory Rules for the Solvency of Insurance Companies” were abolished simultaneously.

Relationship between the Company and its customers

Being customer-centric all along, the Company was committed to offering high-quality services to customers, and provided insurance services and value-added services for more than 500 million customers.

The Company attached great importance to the protection of consumers’ rights and interests, improved the top-level design for facilitating the establishment of systems and mechanism, and developed a multi-dimensional mechanism for protection of consumers’ rights and interests covering product and service review, internal assessment, information disclosure, complaint management, promotion and education of financial knowledge and emergency response, etc., which integrated the protection of consumers’ rights and interests into every aspect of corporate governance and business operation and management. In 2021, the Company carried out over 40,000 educational and promotion activities in connection with the protection of consumers’ rights and interests, with the cumulative number of participants reaching 150 million.

Please also refer to the “Technology Empowerment and Operations and Services” in the section headed “Management Discussion and Analysis” in this annual report and Part Two of the ESG Report 2021 separately disclosed by the Company.

Relationship between the Company and its employees

The Company created a harmonious labour relationship according to law and entered into employment contracts with its employees in a timely manner. The Company strengthened the management of employees in all aspects by establishing the following mechanisms: an employee team management mechanism with the characteristics of focus on basic level, combination of training and working of employees, hierarchical responsibility and unified regulation; a performance management mechanism that was strategy-based and result-oriented, adopted hierarchical classification, and focused on application; and a remuneration distribution mechanism that was based on the principles of salary determined by position, remuneration paid based on performance, emphasis on incentives and preference to the local level, and was compatible with the high-quality development requirements of the Company. The Company also emphasized on the growth and cultivation of employees by stepping up its effort on the development of training system for employees, pursued innovation for development to apply education and training in the entire process of growth of cadre employees, and continued to focus on empowerment. The Company attached importance to humanistic concern by constantly improving the mechanism for communication with employees, safeguarding the legitimate rights and interests of employees in a practical manner and encouraging employees to arrange vacations and annual leave in a scientific way, with an aim to achieve work-life balance.

The Company actively promoted the construction of a corporate democratic management system with employee representative meetings as its basic form to protect the democratic rights of employees and to facilitate the joint development between employees and the Company. The Company and its provincial branches have fully established the system of employee representative meetings, safeguarded the right to know, right to propose, right to decide and right to vote at such meetings according to law, and inspected and monitored the implementation of any resolutions adopted by employee representative meetings, thus carrying out the function of supervising the implementation of proposals in a serious manner and constantly improving democratic management. In 2021, the Company held four extraordinary employee representative meetings, during which the “Report on the Candidates for Employee Representative Supervisors of the Seventh Session of the Board of Supervisors”, the “Provisional Measures of China Life Insurance Company Limited for the Responsibility Attribution of Directors, Supervisors and Senior Management”, the “Enterprise Annuity Plan of China Life Insurance (Group) Company”, the “Implementing Rules for the Enterprise Annuity Plan of China Life Insurance Company Limited”, the “Report on the Candidates for Additional Employee Representative Supervisors of the Seventh Session of the Board of Supervisors”, the “Measures for the Administration of Remuneration of Senior Management of Branches of China Life Insurance Company Limited”, the “Measures for the Administration of Remuneration of Employees of Branches of China Life Insurance Company Limited” and the “Measures for the Administration of Fringe Benefits of Branches of China Life Insurance Company Limited” were considered and approved.

For details regarding the Company’s employees (including the number of employees, composition of professionals, educational levels, remuneration policy and training program), please refer to the section headed “Directors, Supervisors, Senior Management and Employees” in this annual report.

For information such as the environmental policies and performance of the Company during the Reporting Period, relationship between the Company and its customers, and the relationship between the Company and its employees, please also refer to the full text of the ESG Report 2021 separately disclosed by the Company on the website of the SSE (www.sse.com.cn) and the HKExnews website of the Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk).

FORMULATION AND IMPLEMENTATION OF PROFIT DISTRIBUTION POLICY

In accordance with Article 217 of the Articles of Association, the basic principles of the Company’s profit distribution are as follows:

1.

The Company shall take the investment return for investors into full account and allocate the required percentage of the Company’s realised distributable profits to shareholders as dividends each year;

2.

The Company shall maintain a sustainable and steady profit distribution policy and at the same time take into consideration the Company’s long-term interest, general interest of all the shareholders and the sustainable development of the Company;

3.	The Company shall give priority to cash dividends as its profit distribution manner.

In accordance with Article 218 of the Articles of Association, the Company’s profit distribution policy is as follows:

1.

Profit distribution modes: The Company may distribute dividends in the form of cash or shares or a combination of cash and shares. If practicable, the Company may distribute interim dividends. The Company’s dividends shall not bear interest, save in the case where the Company fails to distribute the dividends to the shareholders on the day when dividends were due to have been distributed;

2.

Conditions for and percentage of distribution of cash dividends: If the Company makes profits in a given year and the cumulative undistributed profit is positive, the Company shall distribute dividends in the form of cash and the cumulative profits distributed in cash over the past three years by the Company shall be no less than thirty percent (30%) of the average annual distributable profits in recent three years;

3.

Conditions for distribution of share dividends: If the Company’s operation is sound and the Board of Directors is of the opinion that share dividends distribution is in the interest of all the Company’s shareholders since the Company’s stock price does not match the Company’s share capital, the Company may propose a share dividends distribution plan if the conditions for cash dividends listed above are satisfied.

In addition, the Company’s profit distribution is required to comply with relevant regulatory requirements. If the Company’s core solvency ratio or comprehensive solvency ratio does not meet the minimum requirements, the CBIRC may adopt regulatory measures against the Company due to its failure to meet the minimum requirements, which may restrict the Company’s ability to distribute dividends to its shareholders.

In accordance with Article 219 of the Articles of Association, the procedures of reviewing the Company’s profit distribution proposal is as follows:

The Company’s profit distribution proposal shall be reviewed by the Board of Directors. The Board of Directors shall have a sufficient discussion of the reasonableness of the profit distribution proposal. After a special resolution regarding the proposal is reached and independent opinions have been given by the Company’s Independent Directors, the proposal shall be submitted to the Company’s general meeting for approval. In reviewing the profit distribution proposal, the Company shall provide Internet-based voting mechanism to the shareholders. When deliberating on specific cash dividend proposal by the Company’s general meeting, the Company shall make active communication with shareholders, especially small- and medium-sized shareholders, through various channels. The Company shall also fully solicit opinions and appeals from small- and medium-sized shareholders, and give timely reply to concerns of small- and medium-sized shareholders.

Profit distribution plan and public reserves capitalization plan for the year 2021

In accordance with the profit distribution plan for the year 2021 approved by the Board on 24 March 2022, with the appropriation to its discretionary surplus reserve fund of RMB5,096 million (10% of the net profit for 2021), the Company, based on 28,264,705,000 shares in issue, proposed to distribute cash dividends amounting to approximately RMB18,372 million (representing 36% of the net profit attributable to equity holders of the Company in the consolidated statements) to all shareholders of the Company at RMB0.65 per share (inclusive of tax). The foregoing profit distribution plan is subject to the approval by the 2021 Annual General Meeting. Dividends payable to domestic shareholders are declared, valued and paid in RMB. Dividends payable to shareholders of the Company’s foreign-listed shares are declared and valued in RMB and paid in the currency of the jurisdiction in which the foreign-listed shares are listed (if the Company is listed in more than one jurisdiction, dividends shall be paid in the currency of the Company’s principal jurisdiction of listing as determined by the Board). The Company shall pay dividends to shareholders of foreign-listed shares in conformity with the PRC regulations on foreign exchange control. If no such regulations are in place, the applicable exchange rate is the average closing rate published by the People’s Bank of China one week before the declaration of the distribution of dividends.

No public reserve capitalization is provided for in the profit distribution plan for the year.

The profit distribution policy of the Company complied with the Articles of Association and the examination and approval procedures of the Company, clearly defined the dividend distribution standards and percentage and the decision-making procedures and system. Small-and medium-sized shareholders of the Company have sufficient opportunities to express their opinions and appeals, and their legitimate rights have been well protected. The Independent Directors diligently considered the profit distribution policy and expressed their independent opinions in this regard.

CHANGES IN ACCOUNTING ESTIMATES

The changes in accounting estimates of the Company during the Reporting Period are set out in Note 3 in the Notes to the Consolidated Financial Statements in this annual report.

RESERVES

Details of the reserves of the Company are set out in Note 37 in the Notes to the Consolidated Financial Statements in this annual report.

CHARITABLE DONATIONS

The total amount of charitable donations made by the Company during the Reporting Period was approximately RMB218.88 million.

PROPERTY, PLANT AND EQUIPMENT

Details of the movement in property, plant and equipment of the Company are set out in Note 6 in the Notes to the Consolidated Financial Statements in this annual report.

SHARE CAPITAL

Details of the movement in share capital of the Company are set out in Note 36 in the Notes to the Consolidated Financial Statements in this annual report.

INFORMATION OF TAX DEDUCTION FOR HOLDERS OF LISTED SECURITIES

Shareholders are taxed and/or enjoy tax relief for the dividend income received from the Company in accordance with the “Individual Income Tax Law of the People’s Republic of China”, the “Enterprise Income Tax Law of the People’s Republic of China”, and relevant administrative rules, governmental regulations and guiding documents. Please refer to the announcement published by the Company on the website of the SSE on 9 July 2021 for the information on income tax in respect of the dividend distributed to A Share shareholders during the Reporting Period, and the announcement published by the Company on the HKExnews website of Hong Kong Exchanges and Clearing Limited on 30 June 2021 for the information on income tax in respect of the dividend distributed to H Share shareholders during the Reporting Period.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

H SHARE STOCK APPRECIATION RIGHTS

No H Share stock appreciation rights of the Company were granted or exercised in 2021. The Company will deal with such rights and related matters in accordance with the PRC national policies.

DAY-TO-DAY OPERATIONS OF THE BOARD

Details of the Board meetings and the Board’s performance of its duties during the Reporting Period are set out in the section headed “Report of Corporate Governance” in this annual report.

DIRECTORS’ AND SUPERVISORS’ SERVICE CONTRACTS

None of the Directors or Supervisors has entered into any service contracts with the Company and its subsidiaries that are not terminable within one year or can only be terminated by the Company with payment of compensation (other than statutory compensation).

INTERESTS OF DIRECTORS AND SUPERVISORS (AND THEIR CONNECTED ENTITIES) IN MATERIAL TRANSACTIONS, ARRANGEMENTS OR CONTRACTS

None of the Directors or Supervisors (and their connected entities) is or was materially interested, directly or indirectly, in any transaction, arrangement or contract of significance entered into by the Company or its controlling shareholders or any of their respective subsidiaries at any time during the Reporting Period or subsisted at the end of the Reporting Period.

DIRECTORS’ AND SUPERVISORS’ RIGHTS TO ACQUIRE SHARES

No arrangements to which the Company, any of its subsidiaries or holding companies, or any subsidiary of the Company’s holding companies is a party, and whose objects are, or one of whose objects is, to enable Directors or Supervisors (including their spouses and children under the age of 18) to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, subsisted at any time during the Reporting Period or at the end of the Reporting Period.

DISCLOSURE OF INTERESTS OF DIRECTORS, SUPERVISORS AND THE CHIEF EXECUTIVE IN THE SHARES OF THE COMPANY

As at the end of the Reporting Period, none of the Directors, Supervisors and the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”)) that were required to be recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. In addition, the Board has created a code of conduct in relation to the sale and purchase of the Company’s securities by Directors and Supervisors, which is no less stringent than the Model Code. Upon specific inquiry by the Company, the Directors and Supervisors have confirmed observation of the Model Code and the Company’s own code of conduct in the year of 2021.

PERMITTED INDEMNITY PROVISION

The Company made appropriate insurance arrangement with respect to legal actions that might be faced by its Directors in connection with corporate activities, and such insurance arrangement was in force during the Reporting Period and up to the date of this report.

PENSION PLAN

Full-time employees of the Company are covered by various government-sponsored pension plans, under which the employees are entitled to a monthly pension based on certain formulae. These government agencies are responsible for the pension liability to these employees upon retirement. The Company contributes on a monthly basis to these pension plans. All contributions made under the government-sponsored pension plans described above are fully attributable to employees of the Company at the time of the payment and the Company is unable to forfeit any amounts contributed by it to such plans. In addition to the government-sponsored pension plans, the Company established an employee annuity fund plan pursuant to the relevant laws and regulations in the PRC, whereby the Company is required to contribute to the plan at fixed rates of the employees’ salary costs. Contributions made by the Company under the annuity fund plan that is forfeited in respect of those employees who resign from their positions prior to the full vesting of the contributions will be recorded in the public account of the annuity fund and shall not be used to offset any contributions to be made by the Company in the future. All funds in the public account will be attributed to the employees whose accounts are in normal status after the approval procedures are completed as required. Under these plans, the Company has no legal or constructive obligation for retirement benefit beyond the contributions made.

PRE-EMPTIVE RIGHTS AND ARRANGEMENTS FOR SHARE OPTIONS

According to the Articles of Association and relevant PRC laws, there is no provision for any pre-emptive rights of the shareholders of the Company. At present, the Company does not have any arrangement for share options.

MANAGEMENT CONTRACTS

No management or administration contracts for the whole or substantial part of any business of the Company were entered into during the Reporting Period.

MATERIAL GUARANTEES

Independent Directors of the Company have rendered their independent opinions on the Company’s external guarantees, and are of the view that:

1.	during the Reporting Period, the Company did not provide any external guarantee;

2.	the Company’s internal control system regarding external guarantees is in compliance with the requirements of relevant laws and regulations; and

3.	the Company has expressly provided in its Articles of Association the level of authority required for approving external guarantees and the approval procedures.

RESPONSIBILITY STATEMENT OF DIRECTORS ON FINANCIAL REPORTS

The Directors are responsible for overseeing the preparation of the financial report for each financial period which gives a true and fair view of the Company’s financial position, performance results and cash flows for that period. To the best knowledge of the Directors, there was no material event or condition during the Reporting Period that might have a material adverse effect on the on-going operations of the Company.

BOARD’S STATEMENT ON INTERNAL CONTROL

In accordance with the requirements of the “Standard Regulations on Corporate Internal Control”, the Board conducted an assessment on internal control relating to the Company’s financial reporting functions, and confirmed that its internal control was effective as at 31 December 2021.

MAJOR CUSTOMERS

In 2021, the gross written premiums received from the Company’s five largest customers accounted for less than 5% of the Company’s gross written premiums for the year. There is no related party of the Company among the five largest customers.

SUFFICIENCY OF PUBLIC FLOAT

Based on the information publicly available to the Company and within the knowledge of the Directors as at the Latest Practicable Date (24 March 2022), not less than 25% of the issued share capital of the Company (being the minimum public float applicable to the shares of the Company) was held in public hands.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company has applied the principles of the Corporate Governance Code (the “CG Code”) as set out in Appendix 14 to the Listing Rules, and has complied with all code provisions of the CG Code during the Reporting Period.

AUDITORS

Following the consideration and approval by the shareholders at the 2020 Annual General Meeting of the Company, PricewaterhouseCoopers Zhong Tian LLP has been appointed as the PRC auditor and the auditor for the Form 20-F of the Company for the year 2021, and PricewaterhouseCoopers has been appointed as the Hong Kong auditor of the Company for the year 2021, who will hold office until the conclusion of the 2021 Annual General Meeting. In 2021, PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers served as the Company’s auditors for the first year.

Remuneration paid by the Company to the auditors is subject to the approval at the shareholders’ general meeting, pursuant to which the Board is authorized to determine the amount and make payment. Audit fees paid by the Company to the auditors will not affect the independence of the auditors.

Remuneration paid by the Company to PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers in 2021 was as follows:

Service/Nature	RMB million Fees
Audit, review and agreed-upon procedures fee	46.51
Including: Internal control audit fee	8.50
Non-audit services fee (tax services and consultation services)	1.13

Total	47.64

The Company had engaged Ernst & Young Hua Ming LLP and Ernst & Young for eight consecutive years, being the maximum consecutive tenure of service permitted under the “Administrative Measures for the Appointment of Accounting Firms by State-owned Financial Enterprises” (Caijin [2020] No. 6) issued by the Ministry of Finance, and the Company was therefore required to change the auditors. Ernst & Young Hua Ming LLP, the PRC auditor and the auditor for the Form 20-F of the Company for the year 2020, and Ernst & Young, the Hong Kong auditor of the Company for the year 2020, had retired as the auditors of the Company upon conclusion of the 2020 Annual General Meeting. The Company had communicated with the accounting firms originally engaged by it in connection with the change of accounting firms, and such accounting firms did not raise any objection against the change.

The Company is taking active actions to proceed with the selection and appointment of its auditors for the year 2022, and investors are advised to pay attention to the announcements made by the Company in its listed jurisdictions for the further development in this regard.

By Order of the Board Yuan Changqing Non-executive Director

24 March 2022

REPORT OF THE BOARD OF SUPERVISORS

Pursuant to the Company Law and the Articles of Association, the Company has established a Board of Supervisors. The Board of Supervisors performs the following duties in accordance with the Company Law, the Articles of Association and the “Procedural Rules for the Board of Supervisors Meetings”: to examine the finances of the Company; to monitor whether the Directors, President, Vice Presidents and other senior management officers of the Company have acted in contravention of laws, regulations, the Articles of Association and resolutions of the shareholders’ general meetings when discharging their duties; to review the financial information of the Company such as financial reports, results reports and profit distribution plans to be approved by the Board; to propose the convening of extraordinary shareholders’ general meetings, to propose resolutions at shareholders’ general meetings and to perform any other duties under the laws, regulations and regulatory rules of the Company’s listed jurisdictions.

The Board of Supervisors consists of Non-employee Representative Supervisor s, such as shareholder representatives, and Employee Representative Supervisors, of which the Employee Representative Supervisors shall not be less than one-third of the Board of Supervisors. Non-employee Representative Supervisors, such as shareholder representatives, shall be elected and removed by a shareholders’ general meeting while

Employee Representative Supervisors shall be elected and removed by employees of the Company in a democratic manner.

The Board of Supervisor s is accountable to the shareholders and reports its work to the shareholders’ general meeting according to relevant laws. It is also responsible for appraising the Company’s operations in compliance with law, financial reports, connected transactions and internal control, etc. during the Reporting Period.

Meetings of the Board of Supervisors are convened by the Chairman of the Board of Supervisors. According to the Articles of Association, the Company formulated the “Procedural Rules for the Board of Supervisors Meetings” and established protocols for the Board of Supervisors meetings. Board of Supervisors meetings are categorized as regular or ad-hoc meetings in accordance with the degree of pre-planning involved. There are at least three regular meetings each year, mainly to adopt and review financial reports and periodic reports, and examine the financial condition and internal control of the Company. Ad-hoc meetings are convened when necessary.

Currently, the seventh session of the Board of Supervisors of the Company comprises Mr. Jia Yuzeng, Mr. Niu Kailong4, Mr. Cao Qingyang, Ms. Wang Xiaoqing and Mr. Lai Jun5, with Mr. Jia Yuzeng acting as the Chairman of the Board of Supervisors. Mr. Jia Yuzeng and Mr. Niu Kailong are Non-employee Representative Supervisors, whereas Mr. Cao Qingyang, Ms. Wang Xiaoqing and Mr. Lai Jun are Employee Representative Supervisors. In October 2021, Mr. Han Bing resigned from his position as a Supervisor of the Company due to the adjustment of work arrangements.

MEETINGS AND ATTENDANCE

During the Reporting Period, six meetings were held by the Board of Supervisors of the Company. Attendance records of individual Supervisors are as follows:

Name of Supervisor	Number of meetings attended in person/number of meetings required to attend	Number of meetings attended by proxies/number of meetings required to attend
Jia Yuzeng Niu	6/6	0/6
Kailong Cao	2/2	0/2
Qingyang	6/6	0/6
Wang Xiaoqing	6/6	0/6
Lai Jun	2/2	0/2

Attendance records of the resigned Supervisor at the meetings of the Board of Supervisors are as follows:

Name of Supervisor	Number of meetings attended in person/number of meetings required to attend	Number of meetings attended by proxies/number of meetings required to attend
Han Bing	4/4	0/4

Note:	The number of meetings attended in person includes meetings attended by the Supervisors on-site and by way of telephone or video conference.

ACTIVITIES OF THE BOARD OF SUPERVISORS

Attending meetings of the Board of Supervisors and diligently discharging their duties. Pursuant to the regulatory requirements of the jurisdictions where the Company is listed, the Articles of Association and the “Procedural Rules for the Board of Supervisors’ Meetings” of the Company, and in accordance with the work arrangement of the Board of Supervisors, the Board of Supervisors convened its regular meetings in a timely manner, at which it considered and approved proposals in relation to the Company’s financial reports, periodic reports, internal control, and risk management, etc. In 2021, the Board of Supervisors held six meetings in total, at which the Supervisors earnestly expressed their views, actively participated in discussions and diligently discharged their duties, thereby providing valuable advice for the business development of the Company.

[4]	As elected by the 2020 Annual General Meeting of the Company and upon approval by the CBIRC, the appointment of Mr. Niu Kailong as a Supervisor became effective on 14 October 2021.
[5]

As elected by the sixth extraordinary meeting of the third session of the employee representative meeting of the Company and upon approval by the CBIRC, the appointment of Mr. Lai Jun as a Superviors became effective on 14 October 2021.

Attending and participating in corporate governance meetings and actively exercising their supervisory role. In 2021, the Board of Supervisors attended the 2020 Annual General Meeting of the Company and the First Extraordinary General Meeting 2021, and participated in the regular meetings of the Board. All members of the Board of Supervisors participated in the regular meetings of the Audit Committee, the Nomination and Remuneration Committee, the Risk Management and Consumer Rights Protection Committee, the Strategy and Assets and Liabilities Management Committee, and the Connected Transactions Control Committee, respectively, in accordance with the work allocation among Supervisors determined by the Board of Supervisors. By attending these meetings, all Supervisors diligently discharged their duties, oversaw the procedures for convening meetings, carefully listened to the matters considered at the meetings, and participated in discussions when necessary, thus proactively pushing forward the further enhancement of corporate governance.

Supervising the performance of duties by the Board and senior management in reputational risk management. Members of the Board of Supervisors listened to an annual reputational risk management report prepared by the senior management through participation in the meetings of the Board and the Risk Management and Consumer Rights Protection Committee, so as to supervise the performance of duties by the Board in reputational risk management.

Organizing the evaluations of the performance of duties by Directors and Supervisors. Firstly, an evaluation of the performance of duties by Directors was comm enced in accordance with the “Measures for the Evaluation of the Performance of Duties by Directors and Supervisors of the Company”. Secondly, an evaluation of the performance of duties by Supervisors was organized and commenced in accordance with the “Measures for the Evaluation of the Performance of Duties by Directors and Supervisors of the Company”. After the final evaluation by the Board of Supervisors, all members of both the Board6 and the Board of Supervisors of the Company were evaluated as competent in their performance of duties in 2021.

Actively conducting research and investigation activities, examining and understanding the business operations of the Company. In November 2021, the members of the Board of Supervisors conducted investigation and research activities on the investment sector of the Company, listened to reports concerning the investment management structure and investment system of the Company, and had discussion and communication among themselves with respect to the relevant issues. Through the investigation and research, the Board of Supervisors comprehended the risk prevention and control mechanism for the investment business of the Company in great depth, and further discussed matters in relation to the optimization of the risk prevention and control mechanism, the implementation of the “Dingxin Project” and the promotion of the high- quality development of the Company.

Attending training courses and constantly enhancing performance of duties by the Supervisors. In 2021, all members of the Board of Supervisors attended the training programs on anti-money laundering and a training course on the “Standards for the Corporate Governance of Banking and Insurance Institutions” offered by The Insurance Association of China. Mr. Jia Yuzeng, the Chairman of the Board of Supervisors, attended a special training course for directors and supervisors of listed companies within Beijing as organized by the Listed Companies Association of Beijing (the “LCAB”) and the “Special Training Course for the Supervisory Committee of Listed Companies” offered by the China Association for Public Companies. Mr. Niu Kailong, Mr. Cao Qingyang and Ms. Wang Xiaoqing, being the Supervisors, attended a special training course for directors and supervisors of listed companies within Beijing as organized by the LCAB, respectively.

[6]

As Mr. Wang Bin, a former Executive Director of the Company, was unable to perform his duties as a Director nor participate in a Director self- assessment in the evaluation of the performance of duties by Directors for 2021, he was excluded from the scope of such evaluation.

INDEPENDENT OPINION OF THE BOARD OF SUPERVISORS ON CERTAIN MATTERS

During the Reporting Period, the Board of Supervisors of the Company performed its supervisory duties in a diligent manner in accordance with the requirements of the Company Law, the Articles of Association and the “Procedural Rules for the Board of Supervisors Meetings”. The Board of Supervisors had no objection in respect of the matters under its supervision during the Reporting Period.

The Company’s operations in compliance with law. During the Reporting Period, the Company’s operations were in compliance with the law. The Company’s operations and decision-making procedures were in compliance with the Company Law and the Articles of Association. All Directors and senior management of the Company maintained strict principles of diligence and integrity and performed their duties conscientiously. The Board of Supervisors is not aware of any of them having violated any law, regulation, or any provision in the Articles of Association or harmed the interests of the Company in the course of discharging their duties.

The authenticity of the financial report. The Company’s annual financial report truly reflected the Company’s financial position and operating results. PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers have performed audits and have issued standard and unqualified auditors’ reports in respect of the financial statements for the year 2021 in accordance with the China Standards on Auditing of PRC Certified Public Accountants and the International Standards on Auditing, respectively.

Acquisition and sale of assets. During the Reporting Period, the prices for acquisition and sale of assets by the Company were fair and reasonable. The Board of Supervisors is not aware of any insider trading, any acts harming the interests of shareholders or incurring any loss to the Company’s assets.

Connected transactions. During the Reporting Period, the connected transactions of the Company were on commercial terms. The Board of Supervisors is not aware of any acts harming the interests of the Company.

Internal control system and self-evaluation report on internal control. During the Reporting Period, the Company sought to improve its internal control system, and consistently enhanced the effectiveness of such system. The Board of Supervisors of the Company reviewed the self-evaluation report on the Company’s internal control system and did not raise any objection against the self-evaluation report of the Board regarding the Company’s internal control system.

Information disclosure. The Company performed its obligation of information disclosure in strict compliance with the regulatory requirements, seriously implemented various information disclosure management systems, and disclosed information in a timely and fair manner. The Board of Supervisors is not aware of any false representations, misleading statements or material omissions during the Reporting Period.

By Order of the Board of Supervisors Jia Yuzeng Chairman of the Board of Supervisors

24 March 2022

CHANGES IN ORDINARY SHARES AND SHAREHOLDERS INFORMATION

CHANGES IN SHARE CAPITAL

During the Reporting Period, there was no change in the total number of shares and the share capital of the Company.

ISSUE AND LISTING OF SECURITIES

As at the end of the Reporting Period, the Company had not issued any securities in the last three years. During the Reporting Period, there was no change in the total number of shares and the share structure of the Company due to bonus issues or placings, nor were there any internal employees’ shares.

INFORMATION ON SHAREHOLDERS AND EFFECTIVE CONTROLLER

Total number of shareholders and their shareholdings

Total number of ordinary share shareholders as at the end of the Reporting Period	No. of A Share shareholders: 151,802 No. of H Share shareholders: 25,415	Total number of ordinary share shareholders as at the end of the month prior to the disclosure of the annual report	No. of A Share shareholders: 147,078 No. of H Share shareholders: 25,326

Particulars of top ten shareholders of the Company

						Unit: Shares
Name of shareholder	Nature of shareholder	Percentage of shareholding	Number of shares held as at the end of the Reporting Period	Increase/decrease during the Reporting Period	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company HKSCC	State-owned legal person	68.37%	19,323,530,000	—	—	—
Nominees Limited	Overseas legal person	25.93%	7,327,931,503	+596,257	—	—
China Securities Finance Corporation Limited	State-owned legal person	2.51%	708,240,246	-15,697,388	—	—
Central Huijin Asset Management Limited	State-owned legal person	0.41%	117,165,585	-2,554,315	—	—
Hong Kong Securities Clearing Company Limited	Overseas legal person	0.20%	57,106,771	+8,685,066	—	—
Guosen Securities Co., Ltd. – Founder Fubon CSI Insurance Theme Index Security Investment Fund	Other	0.08%	22,334,683	+18,520,041	—	—
China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan	Other	0.05%	15,015,845	—	—	—
Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund	Other	0.05%	14,177,504	+1,780,228	—	—
China International Television Corporation Li	State-owned legal person	0.04%	10,000,000	—	—	—
Zhuo	Domestic natural person	0.03%	9,530,133	+9,530,033	—	—

Notes:

1.

HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

2.

China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Industrial and Commercial Bank of China Limited - SSE 50 Exchange Traded Index Securities Investment Fund has Industrial and Commercial Bank of China Limited as its fund depositary. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

Information relating to the Controlling Shareholder and Effective Controller

The controlling shareholder of the Company is CLIC, and its relevant information is set out below:

Name of company	China Life Insurance (Group) Company

Legal representative	Bai Tao (the change of registration with the department in charge of industrial and commercial administration is in progress)

Date of incorporation	22 August 1996 (CLIC’s predecessor was PICC (Life) Co., Ltd. incorporated in August 1996. It was renamed as China Life Insurance Company, a company approved for formation by the State Council in January 1999. With the approval of the former China Insurance Regulatory Commission in 2003, China Life Insurance Company was restructured as CLIC.)

Major businesses	Insurance services including receipt of premiums and payment of benefits in respect of the in-force life, health, accident and other types of personal insurance business, and the reinsurance business; holding or investing in domestic and overseas insurance companies or other financial insurance institutions; funds application business permitted by national laws and regulations or approved by the State Council of PRC; other businesses approved by insurance regulatory agency.

Shareholdings in other subsidiaries and affiliates listed in China or abroad during the Reporting Period	As at 31 December 2021, CLIC held 1,785,098,644 H shares of Town Health International Medical Group Limited, representing 23.72% of its total shares.

The effective controller of the Company is the Ministry of Finance. The equity and controlling relationship between the Company and its effective controller is set out as below:

During the Reporting Period, there was no change to the controlling shareholder and the effective controller of the Company. As at the end of the Reporting Period, there was no other corporate shareholder holding more than 10% of the shares in the Company.

INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES OF THE COMPANY HELD BY SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS UNDER HONG KONG LAWS AND REGULATIONS

So far as is known to the Directors, Supervisors and the chief executive of the Company, as at 31 December 2021, the following persons (other than the Directors, Supervisors and the chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and the HKSE:

Name of substantial shareholder	Capacity	Class of shares	Number of shares held		Percentage of the respective class of shares	Percentage of the total number of shares in issue
China Life Insurance (Group) Company	Beneficial owner	A Shares	19,323,530,000	(L)	92.80%	68.37%
BlackRock, Inc. (Note)	Interest in controlled	H Shares	461,251,819	(L)	6.20%	1.63%
	corporation		652,000	(S)	0.01%	0.00%

The letter “L” denotes a long position. The letter “S” denotes a short position.

(Note):

BlackRock, Inc. was interested in a total of 461,251,819 H shares of the Company in accordance with the provisions of Part XV of the SFO. Of these shares, BlackRock Investment Management, LLC, BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, National Association, BlackRock Fund Advisors, BlackRock Advisors, LLC, BlackRock Japan Co., Ltd., BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., BlackRock Advisors (UK) Limited, BlackRock Asset Management Ireland Limited, BLACKROCK (Luxembourg) S.A., BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG, BlackRock Fund Managers Limited, BlackRock Life Limited, BlackRock (Singapore) Limited, BlackRock Asset Management Schweiz AG and Aperio Group, LLC were interested in 4,749,000 H shares, 7,569,000 H shares, 120,413,588 H shares, 157,902,000 H shares, 921,000 H shares, 26,902,045 H shares, 861,000 H shares, 4,736,000 H shares, 16,378,329 H shares, 16,450,130 H shares, 713,000 H shares, 61,780,448 H shares, 814,000 H shares, 14,928,733 H shares, 426,000 H shares, 14,187,720 H shares, 2,962,021 H shares, 2,710,000 H shares, 32,000 H shares and 5,815,805 H shares, respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc. Of these 461,251,819 H shares, 159,000 H shares were cash settled unlisted derivatives.

BlackRock, Inc. held by way of attribution a short position as defined under Part XV of the SFO in 652,000 H shares (0.01%). Of these 652,000 H shares, 551,000 H shares were cash settled unlisted derivatives.

Save as disclosed above, the Directors, Supervisors and the chief executive of the Company are not aware of any other party who, as at 31 December 2021, had an interest or short position in the shares and underlying shares of the Company which was recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

CURRENT DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Name	Position	Gender	Date of Birth	Term	Salary/ Remuneration paid in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emoluments received from the Company during the Reporting Period in RMB ten thousands (before tax)	Whether received emolument from connected parties of the Company
Yuan Changqing	Non-executive Director	Male	September 1961	Since 11 February 2018	—	—	—	Yes
Su Hengxuan	Executive Director President	Male	February 1963	Appointed as an Executive Director since 20 December 2018, President since April 2019	—	—	—	Yes
Li Mingguang	Executive Director Vice President Chief Actuary Board Secretary	Male	July 1969	Appointed as an Executive Director since 16 August 2019, Vice President since November 2014, Chief Actuary since March 2012, Board Secretary since June 2017	125.30	25.80	151.10	No
Huang Xiumei	Executive Director Vice President Person in Charge of Finance	Female	June 1967	Appointed as an Executive Director since 1 July 2021, Vice President and Person in Charge of Finance since May 2020	125.30	23.96	149.26	No
Wang Junhui Tang	Non-executive Director	Male	July 1971	Since 16 August 2019	—	—	—	Yes
Xin	Independent Director	Male	September 1971	Since 7 March 2016	37.00	0	37.00	No
Leung Oi-Sie Elsie	Independent Director	Female	April 1939	Since 20 July 2016	36.00	0	36.00	No
Lam Chi Kuen	Independent Director	Male	April 1953	Since 29 June 2021	21.00	0	21.00	No
Zhai Haitao	Independent Director	Male	January 1969	Since 14 October 2021	7.00	0	7.00	Yes
Jia Yuzeng	Chairman of the Board of Supervisors	Male	June 1962	Since 11 July 2018	125.30	23.75	149.05	No
Niu Kailong	Non-employee Representative Supervisor	Male	September 1974	Since 14 October 2021	—	—	—	Yes
Cao Qingyang	Employee Representative Supervisor	Male	May 1963	Since 12 July 2019	69.00	25.44	94.44	No
Wang Xiaoqing	Employee Representative Supervisor	Female	October 1965	Since 27 December 2019	60.14	24.09	84.23	No
Lai Jun	Employee Representative Supervisor	Male	May 1964	Since 14 October 2021	11.29	4.09	15.38	No
Ruan Qi	Vice President	Male	July 1966	Since April 2018	125.30	23.75	149.05	No
Zhan Zhong	Vice President	Male	April 1968	Since July 2019	125.30	23.75	149.05	No

Name	Position	Gender	Date of Birth	Term	Salary/ Remuneration paid in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emoluments received from the Company during the Reporting Period in RMB ten thousands (before tax)	Whether received emolument from connected parties of the Company
Yang Hong	Vice President	Female	February 1967	Since July 2019	125.30	23.79	149.09	No
Zhao Guodong	Assistant to the President	Male	November 1967	Since October 2019	65.00	23.80	88.80	No
Liu Yuejin	Assistant to the President	Male	April 1967	Since June 2021	32.50	11.52	44.02	No
Zhang Di	Assistant to the President Chief Investment Officer	Female	January 1968	Appointed as an Assistant to the President since December 2021, Chief Investment Officer since January 2022	—	—	—	No
Xu Chongmiao	Compliance Officer	Male	October 1969	Since July 2018	68.34	24.67	93.01	No
Liu Fengji	Person in Charge of Audit	Male	October 1969	Since December 2021	—	—	—	No

Total	/	/	/	/	1,159.07	258.41	1,417.48	/

Notes:

1.	None of the current Directors, Supervisors and senior management of the Company held any shares of the Company during the Reporting Period.
2.

According to the “Procedural Rules for the Board Meetings of China Life Insurance Company Limited”, Directors of the Company serve for a term of three years and may be re-elected. However, Independent Directors may not serve for more than six years. According to the Articles of Association, Supervisors of the Company serve for a term of three years and may be re-elected.

3.

The positions of the Directors, Supervisors and senior management in this report reflect their positions as at the date of this report. The emoluments are calculated based on their terms of office during the Reporting Period.

4.

According to the requirements of the relevant remuneration policies of the Company, the final amount of emoluments of the current Directors, Supervisors and senior management of the Company are subject to review and approval. The result of the review will be disclosed when the final amount is confirmed.

5.

On 30 June 2021, the 2020 Annual General Meeting was convened by the Company for the election of the seventh session of the Board. Given that Mr. Wang Bin, a former Executive Director of the Company, was unable to perform his role and duties as a Director, Mr. Yuan Changqing, a Non-executive Director of the Company, was elected at the sixth meeting of the seventh session of the Board of Directors of the Company on 13 January 2022 to assume the role and duties of the Chairman of the Board.

On 30 June 2021, the 2020 Annual General Meeting was convened by the Company for the election of the seventh session of the Board of Supervisors, and the first meeting of the seventh session of the Board of Supervisors was convened on the same day for the election of Mr. Jia Yuzeng as the Chairman of the seventh session of the Board of Supervisors of the Company.

6.

Ms. Huang Xiumei was elected as an Executive Director of the seventh session of the Board of the Company at the 2020 Annual General Meeting of the Company. Pursuant to the “Provisions on the Administration of the Qualifications for the Directors, Supervisors and Senior Managers of Insurance Companies”, the appointment of Ms. Huang Xiumei as an Executive Director of the seventh session of the Board of the Company became effective on 1 July 2021.

As elected by the 2019 Annual General Meeting of the Company and upon approval by the CBIRC, Mr. Lam ChiKuen served as an Independent Director of the Company from 29 June 2021.

As elected by the 2020 Annual General Meeting of the Company and upon approval by the CBIRC, Mr. Zhai Haitao served as an Independent Director of the Company from 14 October 2021.

The Board of the Company received a resignation letter from Mr. Tang Xin, an Independent Director of the Company, on 6 March 2022. As Mr. Tang Xin had consecutively served as an Independent Director for six years, he tendered his resignation for such position to the Board of the Company pursuant to the relevant regulatory requirements. Since the resignation of Mr. Tang Xin will result in the number of Independent Directors of the Company falling below the minimum number required by the relevant regulations and the Articles of Association, Mr. Tang Xin will continue to perform his duties as an Independent Director until the qualification of a new Independent Director is approved by the CBIRC.

7.	As elected by the 2020 Annual General Meeting of the Company and upon approval by the CBIRC, Mr. Niu Kailong served as a Non-employee Representative Supervisor of the Company from 14 October 2021.

As elected by the sixth extraordinary meeting of the third session of the employee representative meeting of the Company and upon approval by the CBIRC, Mr. Lai Jun served as an Employee Representative Supervisor of the Company from 14 October 2021.

8.

As considered by the thirty-fifth meeting of the sixth session of the Board of the Company and upon approval by the CBIRC, Mr. Liu Yuejin served as an Assistant to the President of the Company from June 2021.

As considered and approved by the thirty-fifth meeting of the sixth session of the Board and the fourth meeting of the seventh session of the Board of the Company and upon approval by the CBIRC, Ms. Zhang Di served as an Assistant to the President of the Company from December 2021 and the Chief Investment Officer from January 2022.

As considered and approved by the fourth meeting of the seventh session of the Board of the Company, Mr. Liu Fengji served as a temporary Person in Charge of Audit of the Company from October 2021. Upon approval by the CBIRC, he became the Person in Charge of Audit of the Company from December 2021.

RESIGNATION AND RETIREMENT OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Name	Previous Position	Gender	Date of Birth	Term	Salary/ Remuneration paid in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emolument received from the Company during the Reporting Period in RMB ten thousands (before tax)	Whether received emolument from connected parties of the Company	Reason for changes
Wang Bin	Chairman of the Board Executive Director	Male	November 1958	3 December 2018 –23 February 2022	—	—	—	Yes	Resigned due to the failure to perform his role and duties as a Director
Liu Huimin	Non-executive Director	Male	June 1965	31 July 2017 – 7 February 2021	—	—	—	Yes	Resigned due to the adjustment of work arrangements
Yin Zhaojun	Non-executive Director	Male	July 1965	31 July 2017 – 15 January 2021	—	—	—	Yes	Resigned due to the adjustment of work arrangements
Chang Tso Tung Stephen	Independent Director	Male	November 1948	20 October 2014 – 28 June 2021	16.00	0	16.00	No	Retired due to the expiration of term of office
Robinson Drake Pike	Independent Director	Male	October 1951	11 July 2015 – 13 October 2021	30.00	0	30.00	No	Retired due to the expiration of term of office
Han Bing	Non-employee Representative Supervisor	Male	November 1971	12 July 2019 – 18 October 2021	25.06	10.75	35.81	No	Resigned due to the adjustment of work arrangements
Yang Chuanyong	Person in Charge of Audit	Male	March 1963	December 2020 – October 2021	14.43	6.07	20.50	No	Resigned due to the adjustment of work arrangements

Total	/	/	/	/	85.49	16.82	102.31	/	/

Notes:

1.	None of the resigned or retired Directors, Supervisors and senior management of the Company held any shares of the Company during the Reporting Period.
2.	This table sets out the information of Directors, Supervisors and senior management who resigned or retired during the period from the beginning of the Reporting Period to the date of this report.
3.	The emoluments are calculated based on the terms of office of the resigned and retired Directors, Supervisors and senior management during the Reporting Period.
4.

According to the requirements of the relevant remuneration policies of the Company, the final amount of emoluments of the resigned and retired Directors, Supervisors and senior management is currently subject to review and approval. The result of the review will be disclosed when the final amount is confirmed.

PERSONAL PROFILE OF CURRENT DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND COMPANY SECRETARY

DIRECTORS

Mr. Yuan Changqing, born in 1961, Chinese

Mr. Yuan became a Non-executive Director of the Company in February 2018. He has been performing duties as the acting Chairman of the Board of Directors of the Company since January 2022, and is the Deputy Secretary to the Party Committee, Vice Chairman and President of China Life Insurance (Group) Company (the controlling shareholder of the Company). Mr. Yuan served as the Deputy Secretary to the Party Committee and the Chairman of the Supervisory Committee of Agricultural Bank of China Limited from April 2015 to May 2017. He served as the Deputy General Manager and the Secretary to the Discipline Inspection Committee of China Everbright Group Corporation Limited from November 2014 to April 2015, the Secretary to the Discipline Inspection Committee of China Everbright Group Limited from December 2008 to August 2012, and an Executive Director, the Deputy General Manager and the Secretary to the Discipline Inspection Committee of China Everbright Group Limited from August 2012 to November 2014, during which he concurrently served as the Chairman of Everbright Securities Company Limited. During the period from 1995 to 2008, he successively served as the Vice President, President and Secretary to the Party Committee of Xinjiang Branch, the President and Secretary to the Party Committee of Henan Branch, and the Director of the Organization Department of the Party Committee and the General Manager of the Human Resources Department of the head office of Industrial and Commercial Bank of China Limited. During the period from 1981 to 1995, he held various professional and management positions in branch offices of the People’s Bank of China and Industrial and Commercial Bank of China. Mr. Yuan, a senior economist, graduated from the University of Hong Kong, majoring in international business administration with a master’s degree in business administration.

Mr. Su Hengxuan, born in 1963, Chinese

Mr. Su became an Executive Director of the Company in December 2018. He has been the President of the Company since April 2019, the Vice President of China Life Insurance (Group) Company since December 2017 and a Director of China Guangfa Bank Co., Ltd. since September 2020. He was the President of China Life Pension Company Limited from March 2015 to February 2018. Mr. Su successively served various positions in the Company from 2000 to 2015, including the Deputy General Manager of Henan Branch, the General Manager of the Individual Insurance Department of the Company, the General Manager of the Individual Insurance Sales Department of the Company, an Assistant to the President and the Vice President of the Company. Mr. Su graduated from Wuhan University and the University of Science and Technology of China and obtained a doctoral degree in management science and engineering from the University of Science and Technology of China in 2011. Mr. Su, a senior economist, has over 35 years of experience in the operation and management of life insurance business.

Mr. Li Mingguang, born in 1969, Chinese

Mr. Li became an Executive Director of the Company in August 2019. He has been the Vice President of the Company since November 2014, the Chief Actuary of the Company since March 2012, the Chief Actuary of China Life Pension Company Limited since May 2012 and the Board Secretary of the Company since June 2017. Mr. Li joined the Company in 1996 and subsequently served as the Deputy Division Chief, the Division Chief, an Assistant to the General Manager of the Product Development Department, the Responsible Actuary of the Company and the General Manager of the Actuarial Department. He graduated from Shanghai Jiaotong University with a bachelor’s degree in computer science in 1991, Central University of Finance and Economics majoring in monetary banking (actuarial science) with a master’s degree in 1996 and Tsinghua University with an EMBA in 2010, and also studied in University of Pennsylvania in the United States in 2011. Mr. Li is a Fellow of the China Association of Actuaries (FCAA) and a Fellow of the Institute and Faculty of Actuaries (FIA). He was the Chairman of the first session of the China Actuarial Working Committee and the Secretary-general of both the first and the second sessions of the China Association of Actuaries. He is currently the Vice Chairman of the China Association of Actuaries. Mr. Li receives a special government allowance from the State Council.

Ms. Huang Xiumei, born in 1967, Chinese

Ms. Huang became an Executive Director of the Company in July 2021. She has been the Vice President and the Person in Charge of Finance of the Company since May 2020. Ms. Huang has been a Director of China Life Asset Management Company Limited since June 2021, a Director of Sino-Ocean Group Holding Limited since March 2021, and a Director of China Life Franklin Asset Management Company Limited since February 2021. From 2018 to 2021, she served as a Director of China Life Pension Company Limited. From 2016 to 2020, she served as the Vice President, the Board Secretary and the Person in Charge of Finance of China Life Pension Company Limited. From 2014 to 2016, she served as the Financial Controller and the General Manager of the Financial Management Department of the Company. From 2005 to 2014, Ms. Huang held various positions at the Company’s Fujian Branch, including an Assistant to the General Manager, the Deputy General Manager, the Branch Head, the Deputy General Manager (responsible for daily operations) and the General Manager. From 1999 to 2005, she served as the Deputy Division Chief of the Planning and Finance Division, the Manager of the Planning and Finance Department and the Manager of the Finance Department of the Company’s Fujian Branch, and during the period from 2004 to 2005, she concurrently served as the Deputy General Manager of the Company’s Fuzhou Branch. Ms. Huang graduated from Fuzhou University, majoring in accounting with a bachelor’s degree. She is a senior accountant.

Mr. Wang Junhui, born in 1971, Chinese

Mr. Wang became a Non-executive Director of the Company in August 2019. He has been the Chief Investment Officer of China Life Insurance (Group) Company and the President of China Life Asset Management Company Limited since August 2016. He has been the Chairman of China Life AMP Asset Management Company Limited since December 2016 and a Director of China United Network Communications Group Co., Ltd. since March 2021. From 2004 to 2016, he successively served as an Assistant to the President and the Vice President of China Life Asset Management Company Limited, and the President of China Life Investment Holding Company Limited. From 2002 to 2004, he successively served as the Director of the Investment Department and an Assistant to the General Manager of Harvest Fund Management Co., Ltd. Mr. Wang graduated from the School of Computer Science of Beijing University of Technology with a bachelor’s degree in software in 1995 and from Chinese Academy of Fiscal Sciences of the Ministry of Finance of the PRC with a doctoral degree in finance in 2008. He is a senior economist.

Mr. Tang Xin, born in 1971, Chinese

Mr. Tang became an Independent Director of the Company in March 2016. He is a professor of the School of Law of Tsinghua University, the Head of the Commercial Law Research Center of Tsinghua University, an associate editor of “Tsinghua Law Review”, a member of the Listing Committee of the Shanghai Stock Exchange, a member of the Legal Professional Advisory Committee of the Shenzhen Stock Exchange, the Chairman of the Independent Director Committee of the China Association for Public Companies, a member of the Legislative Affair Committee of the Asset Management Association of China and an Independent Director of each of Harvest Fund Management Co., Ltd. and Bank of Guizhou Co., Ltd. Mr. Tang was elected as a member of the first and second sessions of the Merger, Acquisition and Reorganization Review Committee of the China Securities Regulatory Commission from 2008 to 2010. He served as an Independent Director of China Spacesat Co., Ltd. from 2008 to 2014, an Independent Director of each of SDIC Power Holdings Co., Ltd. and Changjiang Securities Company Limited from 2009 to 2013, and an Independent Director of Beijing Rural Commercial Bank Co., Ltd. from 2009 to 2015. Mr. Tang graduated from Renmin University of China with bachelor’s, master’s and doctoral degrees in law.

Ms. Leung Oi-Sie Elsie, born in 1939, Chinese

Ms. Leung became an Independent Director of the Company in July 2016. She was the first Secretary for Justice of Hong Kong, a member of the Executive Council of Hong Kong, the Deputy Director of the Hong Kong Basic Law Committee of the Standing Committee of the 2nd, 3rd and 4th National People’s Congress and a consultant of Iu, Lai & Li Solicitors & Notaries. Ms. Leung served as a member of the Social Welfare Advisory Committee and the Equal Opportunities Commission, an executive committee member and a council member of the Hong Kong Federation of Women, the Chairperson and President of the International Federation of Women Lawyers, and the Honorary President of the Nanhai Worldwide Friendship Federation. She is a Justice of the Peace, a Notary Public and a China-Appointed Attesting Officer. She has been awarded the “Grand Bauhinia Medal” and admitted as a solicitor by the Law Societies of Hong Kong and England. Ms. Leung graduated from the University of Hong Kong with a master’s degree in law, and is a fellow of the International Academy of Matrimonial Lawyers. She served as an Independent Non-executive Director of United Company RUSAL Plc from December 2009 to June 2021. She has been an Independent Non- executive Director of China Resources Power Holdings Company Limited since April 2010, and an Independent Non-executive Director of PetroChina Company Limited since June 2017.

Mr. Lam Chi Kuen, born in 1953, Chinese

Mr. Lam became an Independent Director of the Company in June 2021. He is currently an Independent Non-executive Director of China Cinda Asset Management Co., Ltd. and an Independent Non-executive Director of Luks Group (Vietnam Holdings) Company Limited. He served as an Independent Non-executive Director of China Pacific Insurance (Group) Co., Ltd. from 2013 to 2019. Mr. Lam, a practicing certified public accountant in Hong Kong for approximately 35 years, was a partner and senior consultant of Ernst & Young from 1992 to 2013 and has extensive experience in accounting, auditing and financial management. Mr. Lam received a Higher Diploma in Accounting from the Hong Kong Polytechnic College (the current Hong Kong Polytechnic University). He is a member of the Hong Kong Institute of Certified Public Accountants and a senior member of the Association of Chartered Certified Accountants.

Mr. Zhai Haitao, born in 1969, Chinese

Mr. Zhai became an Independent Director of the Company in October 2021. He is the President and Founding Partner of Primavera Capital Group, and an Independent Non-executive Director of each of China Everbright Environment Group Limited and China Everbright Water Limited. From 2000 to 2009, Mr. Zhai worked at and held various positions in Goldman Sachs Group, including the Managing Director, the Chief Representative of its Beijing Office, the Director of the Strategic Cooperation Office between Goldman Sachs Group and Industrial and Commercial Bank of China, and the Credit Rating Consultant of the Ministry of Finance of the PRC and China Development Bank. From 1995 to 1998, he was the Deputy Representative of the People’s Bank of China Representative Office for the Americas based in New York. From 1990 to 1995, Mr. Zhai worked at the International Department of the People’s Bank of China. Mr. Zhai holds a master’s degree in international affairs from Columbia University, a master’s degree in business administration from New York University and a bachelor’s degree in economics from Peking University.

SUPERVISORS

Mr. Jia Yuzeng, born in 1962, Chinese

Mr. Jia became the Chairman of the Board of Supervisors of the Company in July 2018. He has been an Executive Director of the Insurance Society of China since July 2020 and a Director of China Insurance Security Fund Co., Ltd. since December 2020. During the period from 2006 to March 2018, he successively served as a Supervisor, the General Manager of the Human Resources Department, an Assistant to the President, the Vice President, the Board Secretary, an Executive Director and the Compliance Officer of China Life Pension Company Limited. During the period from 2004 to 2006, he served as the General Manager of the Work Department of the Trade Union, the Executive Deputy Director of the Trade Union and a Supervisor of the Company. During the period from 1988 to 2004, he successively served as the Division Head of the General Office and a secretary (at the deputy division level) of the PRC Ministry of Supervision, the Deputy Director (responsible for daily operations) of the Minister Office of the General Supervision Office under the Supervision Department of the Central Commission for Discipline Inspection, and an inspector (at the division level), supervisor, inspector (at the deputy bureau level) and special supervisor of the General Office of the Central Commission for Discipline Inspection. Mr. Jia graduated from the Open University of Hong Kong in 2003, majoring in business administration with a master’s degree in business administration.

Mr. Niu Kailong, born in 1974, Chinese

Mr. Niu became a Supervisor of the Company in October 2021. He is the General Manager of the Strategic Planning Department/Office of the Board of Directors (in preparation) of China Life Insurance (Group) Company and the President of China Life Institute of Finance. Mr. Niu successively worked at PICC Property and Casualty Company Limited, the People’s Insurance Company (Group) of China Limited and PICC Reinsurance Company Limited. He served as the Deputy General Manager of the Strategic Planning Department of the People’s Insurance Company (Group) of China Limited from April 2017, a Supervisor, the Deputy General Manager (responsible for daily operations) of the Strategic Planning Department and the Deputy General Manager (responsible for daily operations) of the Strategic Planning Department/Office of the Board of Directors of PICC Reinsurance Company Limited from October 2017, the person in charge of the Strategy and Investment Management Department of China Life Healthcare Investment Company Limited from July 2020, and the Deputy General Manager (responsible for daily operations) of the Strategic Planning Department of China Life Insurance (Group) Company from August 2020. Mr. Niu graduated from Nankai University with a doctoral degree in finance. He is an associate researcher (social science) and senior economist.

Mr. Cao Qingyang, born in 1963, Chinese

Mr. Cao became a Supervisor of the Company in July 2019. He has been the General Manager of the Product Development Department of the Company since February 2011. From 2008 to 2011, he successively served as the Deputy General Manager of Tianjin Branch and the Group Leader of the Statistics Working Group of the Company. From 2004 to 2008, he successively served as the General Manager of the Investor Relations Department, the Deputy Secretary-General of the Board Secretariat and concurrently the General Manager of the Investor Relations Department, and the Deputy Secretary-General of the Board Secretariat of the Company. Mr. Cao graduated from Nankai University in 2004, majoring in finance with a doctoral degree in economics.

Ms. Wang Xiaoqing, born in 1965, Chinese

Ms. Wang became a Supervisor of the Company in December 2019. She has successively been the Deputy General Manager and the General Manager of the Risk Management Department of the Company since April 2018. From May 2016 to April 2018, she served as the Secretary to the Discipline Inspection Committee of Tibet Autonomous Region Branch of the Company. From 2010 to 2016, she successively served as an Assistant to the General Manager and the Deputy General Manager of the County Insurance Management Department, and the Deputy General Manager of the Audit Department of the Company. From 2003 to 2010, she successively served as the Deputy Division Chief of the Training Division, the Deputy Division Chief of the Business Inspection Division, the Division Chief of the Agent Management Division, the Senior Manager of the Integrated Development Division of the Individual Insurance Sales Department of the Company, and the Deputy General Manager of No. 5 Sales Office in Beijing Branch of the Company. Ms. Wang graduated from Nanjing Communication Engineering College in 1988, majoring in radio communication engineering with a bachelor’s degree in engineering.

Mr. Lai Jun, born in 1964, Chinese

Mr. Lai became a Supervisor of the Company in October 2021. He is the General Manager of the Human Resources Department of the Company. Mr. Lai joined the Company in 1984, and successively served as the Deputy General Manager and the Secretary to the Discipline Inspection Committee of Xinjiang Branch of the Company, the Person in Charge, the Deputy General Manager (responsible for daily operations) and the General Manager of Hainan Branch, as well as the General Manager of Xinjiang Branch of the Company from 2002 to 2021. Mr. Lai graduated from the Central Party School of the Chinese Communist Party, majoring in economics and management. He is a senior economist.

SENIOR MANAGEMENT

Mr. Su Hengxuan, please see the section “Directors” for his personal profile.

Mr. Li Mingguang, please see the section “Directors” for his personal profile.

Ms. Huang Xiumei, please see the section “Directors” for her personal profile.

Mr. Ruan Qi, born in 1966, Chinese

Mr. Ruan became the Vice President of the Company in April 2018. He successively served as the General Manager (at the general manager level of the provincial branches) of the Information Technology Department and the Chief Information Technology Officer of the Company from 2016 to 2018. Mr. Ruan served as the General Manager of China Life Data Center and the General Manager (at the general manager level of the provincial branches) of the Information Technology Department of the Company from 2014 to 2016, and the Deputy General Manager and the General Manager of the Information Technology Department of the Company from 2004 to 2014. He successively served as the Deputy Division Chief of the Computer Division of Fujian Branch, and the Deputy Manager (responsible for daily operations) and the Manager of the Information Technology Department of the Company from 2000 to 2004. Mr. Ruan, a senior engineer, graduated from Beijing Institute of Posts and Telecommunications in August 1987, majoring in computer science and communications with a bachelor’s degree in engineering, and from Xiamen University with a master’s degree in business administration for senior management (EMBA) in December 2007.

Mr. Zhan Zhong, born in 1968, Chinese

Mr. Zhan became the Vice President of the Company in July 2019. He was an Employee Representative Supervisor of the Company from July 2015 to August 2017. Mr. Zhan successively served as the General Manager (at the general manager level of the provisional branches) of the Individual Insurance Sales Department and the Marketing Director of the Company from 2014 to 2019. He served as the Deputy General Manager (responsible for daily operations) and the General Manager of the Company’s Qinghai Branch from 2013 to 2014. From 2009 to 2013, Mr. Zhan successively served as the Deputy General Manager (responsible for daily operations) and the General Manager of the Individual Insurance Sales Department of the Company. From 2005 to 2009, he successively served as the General Manager of the Individual Insurance Sales Department of the Company’s Guangdong Branch and an Assistant to the General Manager of the Company’s Guangdong Branch. From 1996 to 2005, he successively served as the Director of the Marketing Department of Chengdu High-tech Sub-branch of Zhongbao Life Insurance Company, an Assistant to the Manager and the Manager of the Marketing Department of Chengdu Branch, and the Deputy General Manager of Chengdu Branch of Taikang Life Insurance Company. Mr. Zhan graduated from Kunming Institute of Technology in July 1989, majoring in industrial electric automation with a bachelor’s degree in engineering.

Ms. Yang Hong, born in 1967, Chinese

Ms. Yang became the Vice President of the Company in July 2019. She successively served as the General Manager of the Operation Service Center and the Operation Director of the Company from 2018 to 2019. Ms. Yang successively served as the Deputy General Manager (responsible for daily operations) and the General Manager of the Research and Development Center, the General Manager (at the general manager level of the provincial branches) of the Business Management Department and the General Manager (at the general manager level of the provincial branches) of the Process and Operation Department of the Company from 2011 to 2018. From 2002 to 2011, she successively served as an Assistant to the General Manager and the Deputy General Manager of the Business Management Department, and the General Manager of the Customer Service Department of the Company. Ms. Yang graduated from the Computer Science Department of Jilin University in 1989, majoring in system structure with a bachelor’s degree of science, and from the School of Economics and Management of Tsinghua University in 2013 with a master’s degree in business administration for senior management.

Mr. Zhao Guodong, born in 1967, Chinese

Mr. Zhao became an Assistant to the President of the Company in October 2019. He has been the General Manager of the Company’s Jiangsu Branch since July 2018. He successively served as the Deputy General Manager (responsible for daily operations) and the General Manager of Chongqing Branch, the General Manager of Hunan Branch of the Company from 2016 to 2018, the Deputy General Manager of each of Fujian Branch and Hunan Branch of the Company from 2007 to 2016, and the Deputy General Manager of Changde Branch and the General Manager of Yiyang Branch in Hunan province of the Company from 2001 to 2007. Mr. Zhao graduated from Hunan Computer School in 1988, majoring in computer software, and from China Central Radio and TV University in 2006, majoring in business administration.

Mr. Liu Yuejin, born in 1967, Chinese

Mr. Liu became an Assistant to the President of the Company in June 2021. He is the General Manager of Guangdong Branch of the Company. Mr. Liu joined the Company in 1996, and successively served as an Assistant to the General Manager and the Deputy General Manager of the Company’s Guizhou Branch and the Deputy General Manager of Shanxi Branch, the Person in Charge, the Deputy General Manager (responsible for daily operations) and the General Manager of Guizhou Branch, and the General Manager of Chongqing Branch from 2010 to 2020. Prior to joining the Company, he worked at the Department of Finance of Shanxi Province. Mr. Liu graduated from Shanxi Institute of Finance and Economics, majoring in planning and statistics with a bachelor’s degree in economics.

Ms. Zhang Di, born in 1968, Chinese

Ms. Zhang became an Assistant to the President of the Company in December 2021. She has been the Chief Investment Officer of the Company since January 2022. Ms. Zhang joined the Company in 2001, and successively served as an Assistant to the General Manager, the Deputy General Manager, the Deputy General Manager (responsible for daily operations), and the General Manager of the Investment Management Department and the General Manager of the Investment Management Center of the Company from 2010. Prior to joining the Company, she worked at companies including Beijing Zhongbaoxin Real Estate Development Company Limited and PICC Trust and Investment Company, etc. Ms. Zhang graduated from Northern Jiaotong University, majoring in transportation management and engineering with a bachelor’s degree in engineering.

Mr. Xu Chongmiao, born in 1969, Chinese

Mr. Xu became the Compliance Officer of the Company in July 2018. He has been the General Manager of the Legal and Compliance Department and the Legal Officer of the Company since September 2014. From 2006 to 2014, he successively served as the Deputy General Manager of the Legal Affairs Department, the Deputy General Manager of the Legal and Compliance Department and the Legal Officer at the general manager level of the Company. From 2000 to 2006, he successively served as the Deputy Division Chief of the Regulations Division of the Development and Research Department and a senior regulations researcher of the Legal Affairs Department of the Company. Mr. Xu graduated from Fudan University in August 1991, majoring in economic law with a bachelor’s degree in law, and from Renmin University of China in July 1996 and July 2005, respectively, majoring in economic law with master’s and doctoral degrees in law. Mr. Xu is admitted as a lawyer and certified public accountant in the PRC.

Mr. Liu Fengji, born in 1969, Chinese

Mr. Liu became the Person in Charge of Audit of the Company in December 2021. He served as a temporary Person in Charge of Audit of the Company from October to December 2021, and is the General Manager of the Audit Department of the Company. Mr. Liu joined the Company in 1992, and successively served as an Assistant to the General Manager of the Company’s Tianjin Branch, the Deputy General Manager of Ningxia Hui Autonomous Region Branch, the Person in Charge, the Deputy General Manager (responsible for daily operations) and the General Manager of Qinghai Branch, and the General Manager of Tianjin Branch from 2011 to 2021. Mr. Liu graduated from Tianjin Institute of Finance and Economics in 1992, majoring in finance (insurance direction) with a bachelor’s degree in economics, and from Nankai University in 2013, majoring in business administration for senior management with a master’s degree in business administration.

COMPANY SECRETARY

Mr. Heng Victor Ja Wei, born in 1977, British

Mr. Heng is the managing partner of Morison Heng, Certified Public Accountants. Mr. Heng holds a Master of Science degree of the Imperial College of Science, Technology and Medicine, the University of London. Mr. Heng is a member of The Hong Kong Institute of Certified Public Accountants and a fellow of The Association of Chartered Certified Accountants. Mr. Heng has over 15 years of experience in accounting and auditing for private and public companies and financial consultancy. Mr. Heng serves as an Independent Non-executive Director of Lee & Man Chemical Company Limited, Matrix Holdings Limited, Best Food Holding Company Limited and Veson Holdings Limited, all of which are listed on the main board of the HKSE.

POSITIONS HELD BY CURRENT DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT IN SHAREHOLDERS OF THE COMPANY

Name	Name of shareholders	Position	Term
Yuan Changqing	China Life Insurance (Group) Company	Vice Chairman, President	Since May 2017
Su Hengxuan	China Life Insurance (Group) Company	Vice President	Since December 2017
Wang Junhui	China Life Insurance (Group) Company	Chief Investment Officer	Since August 2016
Niu Kailong	China Life Insurance (Group) Company	General Manager of the Strategic Planning Department/Office of the Board of Directors (in preparation) and President of China Life Institute of Finance	Since March 2021

REMUNERATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Decision-making procedures for the remuneration of Directors, Supervisors and senior management: the remuneration of Directors and Supervisors are approved by shareholders at general meetings, whereas the remuneration of senior management is approved by the Board of Directors.

Basis for determination of the remuneration of Directors, Supervisors and senior management: the remuneration of Directors, Supervisors and senior management are determined based on the operating results of the Company and the performance appraisal conducted by the Board of Directors, and in accordance with the measures for the administration of remunerations of the Company.

Actual payment of remuneration to Directors, Supervisors and senior management: during the Reporting Period, the remuneration actually received by all Directors, Supervisors and senior management (including the resigned Directors, Supervisors and senior management) from the Company totaled RMB15.1979 million. In accordance with the relevant requirements of the measures for the administration of remuneration of the Company, the standard for performance-based bonus (as part of the compensation) payable to Directors, Supervisors and senior management of the Company in 2021 has not yet been determined.

EMPLOYEES AND BRANCHES

Employees

Unit: Persons
Number of employees of the Company	101,459
Number of employees of the Company’s major subsidiaries	1,803
Employees in total	103,262
Resigned and retired employees of the Company and its major subsidiaries for which extra costs have to be incurred	25

As at the end of the Reporting Period, the composition of the employees of the Company and its major subsidiaries is as follows:

Structure of Expertise

Unit: Persons
Class of Expertise	Number of Employees
Management and administration	19,275
Sales and sales management	46,555
Finance and auditing	4,696
Insurance verification, claim processing and customer services	23,829
Other expertise and technicians	5,134
Others	3,773

Total	103,262

Education Level

Unit: Persons
Education Level	Number of Employees
Master and above	5,889
Bachelor	68,671
College Diploma	24,715
Secondary School	1,455
Others	2,532

Total	103,262

Remuneration Policy for Employees

The Company has established a remuneration and incentive system with reference to employee’s positions, the Company’s performance and market conditions.

Training Plans

In 2021, the Company prioritized morals and also emphasized on capabilities, pursued the problem-based approach for offering targeted training courses for employees, adopted a classified and hierarchical management system to cover all employees, and focused on reforms and innovation for joint development and sharing. The Company integrated real situations into its education and training and put stringent management into practice, concentrated on the development of a quality system that covers source cultivation, follow-up cultivation and whole-process cultivation, continued to further develop the systems for training courses and training management, stepped up its efforts to build a team of part-time lecturers, pushed forward the integration of talents selection, cultivation, utilization and retention, and consistently enhanced the suitability and effectiveness of education and training plans for employees, with a view to facilitating the business development of the Company and the healthy team development of cadre employees.

Branches

As at 31 December 2021, the Company had approximately 19,000 branches7.

REPORT OF CORPORATE GOVERNANCE

OVERVIEW OF CORPORATE GOVERNANCE

The Company implements good corporate governance policies and firmly believes that through fostering sound corporate governance, further enhancing its transparency the Company can operate in a more systematic manner, make decisions in a more scientific way, and boost the confidence of investors.

(Corporate Governance Structure Chart)

[7]	Including branches at the provincial or prefecture level, sub-branches, sales offices and sales & services offices.

With the establishment of a corporate governance system with reasonably designed structure, well-developed mechanism, strict rules and regulations, as well as high efficiency in operation as its core objectives, the Company constantly promotes the development of its corporate governance, strictly performs its obligation of information disclosure, enhances its transparency and actively serves the interest of public investors so as to enhance its image and position in the capital market.

The Company has set up a corporate governance structure with well-defined duties and responsibilities strictly in accordance with relevant laws, regulations and regulatory requirements, including the Company Law and the Securities Law. The corporate governance structure of the Company generally meets the regulatory requirements of its listed jurisdictions and the relevant provisions. The Company has carried out its corporate governance procedures strictly in accordance with relevant laws, regulations and regulatory requirements, including the Company Law and the Securities Law, as well as the requirements of its Articles of Association and procedural rules. Shareholders’ general meetings, Board meetings and Board of Supervisors meetings of the Company have been functioning independently and coordinately.

In accordance with the regulatory requirements of its listed jurisdictions and the relevant provisions of its Articles of Association, the Company has continuously improved the decision-making mechanism of the Board. The Board is accountable to shareholders of the Company with respect to the assets and resources entrusted to it by the shareholders, and performs its duties on corporate governance. All m embers of the Board have taken initiatives to look into the Company’s affairs and have had a comprehensive understanding of the Company’s businesses. They have devoted sufficient time in performing their duties as Directors with due care and in a diligent and efficient manner. By setting up mechanisms including regular reporting of business development strategies and marketing tactics, the management of the Company can periodically report the business operations, development strategies and marketing tactics to the Board, which provides a basis for the Board’s decision-making.

The Company has actively promoted the establishment of corporate governance, continuously improved its corporate governance structure and enhanced its scientific decision-making ability. In order to improve the decision-making efficiency of the specialized Board committees, the Board has established five specialized Board committees, i.e. the Audit Committee, the Nomination and Remuneration Committee, the Risk Management and Consumer Rights Protection Committee, the Strategy and Assets and Liabilities Management Committee, and the Connected Transactions Control Committee. These specialized Board committees conduct studies on specific matters, hold meetings both on a regular and an ad-hoc basis, communicate with the senior management, provide advice and recommendations for the Board’s consideration, and deal with matters entrusted or authorized by the Board, for the purposes of improving the Board’s efficiency and intensifying the Board’s functions.

The Board of Supervisors of the Company has carried out its work and performed its duties in accordance with the Articles of Association and the “Procedural Rules for the Board of Supervisors Meetings”. Members of the Board of Supervisors attended the shareholders’ general meetings and the Board of Supervisors meetings, participated in the Board meetings and the meetings of the specialized Board committees based on their work allocation, and conducted investigations on local branches to have an in-depth understanding of the implementation of the decisions made by the Board, so as to diligently perform their role of supervision.

The Company has consistently made improvements to its systems relating to corporate governance. Pursuant to the relevant regulatory requirements and after taking into account its actual operation, the Company has formulated the “Measures for the Evaluation of the Performance of Duties by Directors and Supervisors” and the “Provisional Measures for the Administration of Undertakings of Substantial Shareholders” to further strengthen the evaluation and management of the performance of duties by Directors and Supervisors and the administration of undertakings of substantial shareholders.

The Company has made information disclosure in a timely, open and transparent manner pursuant to the requirements of the listing rules of its listed jurisdictions. The Company has continuously improved its management of investor relations and enriched its communication with investors in both form and substance, thus ensuring that all shareholders enjoy equal rights and have access to information about the Company in an open, fair, true and accurate manner.

The Company has intensified its management of subsidiaries on an ongoing basis. The Board considered and approved the “Proposal in relation to the Nomination of the Candidates for Directors of the Fifth Session of the Board of Directors of China Life Asset Management Company Limited”, the “Proposal in relation to the Nominiation of the Candidates for Directors of China Life Pension Company Limited” and the “Proposal in relation to the Provision of Shareholders’ Letters of Undertaking to Banking and Insurance Institutions”.

During the Reporting Period, the Company won the Tianma Award – “Best Board of Directors” for the first time in the 12th China Listed Company Investor Relations assessment and selection hosted by Securities Times. It was also awarded Grade A in the assessment by the SSE of information disclosure of listed companies for the year 2020-2021, the “Most Respected Enterprise in Asia (Insurance Industry)” by Institutional Investor, the “Best Listed Company” by New Fortune Magazine, the “Best Investor Activity” by Investor Relations Magazine, the “Best Listed Company” and the “Listed Company with the Best Investment Value for the 14th Five-Year Plan Period” in the 11th China Securities 2021 Golden Bauhinia Awards, as well as the “Most Progress in Investor Relations Award” by Hong Kong Investor Relations Association.

Shareholders’ General Meeting

The shareholders’ general meeting, as an organ of the highest authority of the Company, exercises its duties and functions in accordance with relevant laws. Its duties and powers include the election, appointment and removal of Directors and Non-employee Representative Supervisors, review and approval of the reports of the Board of Directors and the Board of Supervisors, review and approval of the annual budget and final accounts of the Company, and any other matters required by the Articles of Association to be approved by way of resolution of the shareholders’ general meeting. The Company ensures that all shareholders are equally treated so as to ensure that the rights of all shareholders are protected, including the right of access to information in relation to, and the right to vote in respect of, major matters of the Company. The Company has the ability to operate and manage its business autonomously, and is separate and independent from its controlling shareholder in its business operations, personnel, assets and financial matters.

Shareholders’ general meetings convened during the Reporting Period are as follows:

Session of the meeting	Date of the meeting	Index for websites on which resolutions were published	Date of publication of resolutions

2020 Annual General Meeting	30 June 2021	www.sse.com.cn www.hkexnews.hk www.e-chinalife.com	30 June 2021
First Extraordinary General Meeting 2021	16 December 2021	www.sse.com.cn www.hkexnews.hk www.e-chinalife.com	16 December 2021

Twenty-four proposals, including the “Proposal in relation to the Report of the Board of Directors of the Company for the Year 2020”, the “Proposal in relation to the Report of the Board of Supervisors of the Company for the Year 2020”, the “Proposal in relation to the Financial Report of the Company for the Year 2020”, the “Proposal in relation to the Profit Distribution Plan of the Company for the Year 2020”, the “Proposal in relation to the Remuneration of Directors and Supervisors of the Company”, the proposal in relation to the election of Executive Directors, Non-executive Directors and Independent Directors of the seventh session of the Board of the Company and the proposal in relation to the election of Non-employee Representative Supervisors of the seventh session of the Board of Supervisors of the Company, were considered and approved by a combination of on-site and online voting, and the “Duty Report of the Independent Directors of the Board of Directors of the Company for the Year 2020” and the “Report on the Overall Status of Connected Transactions of the Company for the Year 2020” were debriefed and reviewed at the 2020 Annual General Meeting held in Beijing on 30 June 2021.

Four proposals, including the amendments to the Articles of Association, amendments to the “Procedural Rules for the Shareholders’ General Meetings” and the execution of an agreement for connected transactions with CLI, were considered and approved by a combination of on-site and online voting at the First Extraordinary General Meeting 2021 held in Beijing on 16 December 2021.

Attendance records of the current Directors at the shareholders’ general meetings convened during the Reporting Period:

Name of Director	Type of Director	Number of shareholders’ general meetings required to attend for the year	Number of meetings attended in person
Yuan Changqing	Non-executive Director	2	0
Su Hengxuan	Executive Director	2	2
Li Mingguang	Executive Director	2	2
Huang Xiumei	Executive Director	1	0
Wang Junhui	Non-executive Director	2	1
Tang Xin	Independent Director	2	2
Leung Oi-Sie Elsie	Independent Director	2	2
Lam Chi Kuen	Independent Director	2	2
Zhai Haitao	Independent Director	1	1

Attendance records of the resigned Directors at the shareholders’ general meetings convened during the Reporting Period:
Name of Director	Type of Director	Number of shareholders’ general meetings required to attend for the year	Number of meetings attended in person
Wang Bin	Executive Director	2	1
Yin Zhaojun	Non-executive Director	0	0
Liu Huimin	Non-executive Director	0	0
Chang Tso Tung Stephen	Independent Director	0	0
Robinson Drake Pike	Independent Director	1	1

BOARD

The Board is the standing decision-making body of the Company and its main duties include: performing the function of corporate governance of the Company, convening shareholders’ general meetings, implementing resolutions passed at such meetings, improving the Company’s corporate governance policies, approving the Company’s development strategies and operation plans, formulating and supervising the Company’s financial policies, annual budgets and financial reports, providing an objective evaluation on the Company’s operating results in its financial reports and other disclosure documents, dealing with senior management personnel matters, arranging for Directors and senior management to attend various training courses, attaching importance to the enhancement of their professional quality, reviewing the compliance policies of the Company, assessing the internal control systems of the Company and reviewing the compliance by the Company with the Corporate Governance Code. The day-to-day management and operation of the Company are delegated to the management. The responsibilities of Non-executive Directors and Independent Directors include, without limitation, regularly attending meetings of the Board and the specialized Board committees of which they are members, providing opinions at meetings of the Board and the specialized Board committees, resolving any potential conflict of interest, serving on the Audit Committee, the Nomination and Remuneration Committee and other specialized Board committees, and inspecting, supervising and reporting on the performance of the Company. The Board is accountable to the shareholders of the Company and reports to them.

Currently, the Board of the Company comprises nine members, including three Executive Directors, two Non-executive Directors and four Independent Directors. The number of Independent Directors complies with the minimum requirement of three Independent Directors and the requirement that at least one-third of the Board be represented by Independent Directors under the regulatory rules of the industry and its listed jurisdictions. All members of the Board have devoted sufficient time in dealing with the affairs of the Board and attended the relevant training courses organized by external regulatory authorities and the Company according to regulatory requirements. They have referred to regulatory documents on a regular basis so as to keep themselves informed of the regulatory development in a timely manner. The Company has applied director’s liability insurances for its Directors, which provide protection to Directors for liabilities that might arise in the course of their performance of duties according to law and facilitate Directors to fully perform their duties. So far as the Company is aware, no financial, business, family or other material relationship exists among members of the Board of Directors, the Board of Supervisors or the senior management.

In 2021, Independent Directors of the Board of the Company possessed extensive experience in various fields, such as macro economy, finance and insurance, legal compliance, accounting and auditing. The Company also complies with the requirement of the Listing Rules of the HKSE that at least one of its Independent Directors has appropriate professional qualifications or accounting qualifications or related financial management expertise. As required under the Listing Rules of the SSE and the HKSE, the Company has obtained a written confirmation from each of its Independent Directors in respect of their independence, and the Company is of the opinion that all of the Independent Directors are independent of the Company and strictly perform their duties as Independent Directors. Pursuant to the Articles of Association, Directors shall be elected at the shareholders’ general meeting for a term of three years and may be re-elected on expiry of the three-year term. However, Independent Directors may not serve for more than six years.

The Company has developed a well-established procedure for nomination and election of Directors, under which the Board shall, when nominating Directors, consider their professional ability and conduct, and also take into account the requirement for diversity of the Board members. Complementarity among the Board members in aspects including but not limited to gender, age, culture, educational background, professional experience, skills and knowledge will be considered in the selection of candidates for Directors. Currently, the Board comprises nine members with extensive experience in various fields, such as finance and insurance, macro economy, financial accounting, law and management. The diversified composition of the Board is as follows:

Directors by type:

Executive Director	Non-executive Director	Independent Director
3 persons	2 persons	4 persons

Directors by location:
Mainland China	Hong Kong, China
6 persons	3 persons
Directors by gender:
Male	Female
7 persons	2 persons

Meetings of the Board are held both on a regular and an ad-hoc basis. Regular meetings are convened at least four times a year for the examination and approval of proposals, such as annual report, interim report, quarterly reports, related financial reports, and major business operations of the year. Meetings are convened by the Chairman of the Board and a notice is given to all Directors 14 days before such meetings. Agendas and related documents are sent to the Directors at least 3 days prior to such meetings. In 2021, all notices, agendas and related documents in respect of such regular Board meetings were sent in compliance with the above requirements. By fully reviewing all the relevant proposals, the Board has confirmed that the information contained in its periodic reports and financial reports is true, accurate and complete and contains no false representations, misleading statements or material omissions, and no event or situation which would have material adverse impacts on the Company’s ongoing operation has been found.

Regular Board meetings are held mainly to review the quarterly, interim and annual reports of the Company and to deal with other related matters. The practice of obtaining Board consent through the circulation of written resolutions does not constitute a regular Board meeting. An ad-hoc Board meeting may be convened in urgent situations if requisitioned by any of the following: shareholders representing over one-tenth of voting shares, Directors constituting more than one-third of the total number of Directors, the Board of Supervisors, more than two Independent Directors, the Chairman of the Board or the President of the Company. If the resolution to be considered at such ad-hoc Board meetings has been circulated to all the Directors and more than half of the Directors having voting rights approve such resolution by signing the resolution in writing, the ad-hoc Board meeting need not be physically convened and such resolution in writing shall become an effective resolution.

Board meetings convened during the Reporting Period are as follows:

Session of the meeting	Date of the meeting	Resolutions adopted at the meeting

32nd meeting of the sixth session of the Board	22 January 2021	The “Proposal in relation to the Solvency Report of the Company for the Fourth Quarter of 2020” was considered and approved.
33rd meeting of the sixth session of the Board	25 February 2021	Three proposals, including the “Proposal in relation to the ‘Product Tracing Report of the Company for 2020’”, were considered and approved.
34th meeting of the sixth session of the Board	25 March 2021	42 proposals, including the “Proposal in relation to the Financial Report of the Company for the Year 2020”, were considered and approved.
35th meeting of the sixth session of the Board	28 April 2021	Ten proposals, including the “Proposal in relation to the ‘First Quarter Report of the Company for 2021’”, were considered and approved.
36th meeting of the sixth session of the Board	26 May 2021	Four proposals, including the “Proposal in relation to the Participation by the Company in the Capital Increase of CGB”, were considered and approved.
First meeting of the seventh session of the Board	30 June 2021	Five proposals, including the “Proposal in relation to the Composition of Specialized Committees of the Seventh Session of the Board of Directors of the Company”, were considered and approved.
Second meeting of the seventh session of the Board	22 July 2021	The “Proposal in relation to the Solvency Report of the Company for the Second Quarter of 2021” was considered and approved.
Third meeting of the seventh session of the Board	25 August 2021	12 proposals, including the “Proposal in relation to the Financial Report of the Company for the First Half of 2021”, were considered and approved.
Fourth meeting of the seventh session of the Board	28 October 2021	15 proposals, including the “Proposal in relation to the Third Quarter Report of the Company for 2021”, were considered and approved.
Fifth meeting of the seventh session of the Board	16 December 2021	23 proposals, including the “Proposal in relation to the Asset Strategic Allocation Plan of the Company for the Years from 2022 to 2024”, were considered and approved.

Note:	For details of the above Board resolutions, please refer to the announcements regarding the Board resolutions as published by the Company on the website of the SSE (www.sse.com.cn).

If a Director is materially interested in a matter to be considered by the Board, the Director having such conflict of interest shall have no voting right on the matter to be considered and shall not be counted in the quorum for the Board meeting. All Directors shall have access to the advice and services of the Board Secretary and the Company Secretary. Detailed minutes of Board meetings regarding matters considered by the Board and decisions reached, including any concerns raised by Directors or dissenting views expressed, are kept by the Board Secretary. Minutes of Board meetings are available upon reasonable notice for inspection and comment upon by Directors.

Currently, the seventh session of the Board comprises the following members: Mr. Su Hengxuan, Mr. Li Mingguang and Ms. Huang Xiumei, all being Executive Directors, Mr. Yuan Changqing and Mr. Wang Junhui, all being Non-executive Directors, and Mr. Tang Xin8, Ms. Leung Oi-Sie Elsie, Mr. Lam Chi Kuen and Mr. Zhai Haitao, all being Independent Directors, with Mr. Yuan Changqing, a Non-executive Director of the Company, performing duties as the acting Chairman of the Board. Due to the adjustment of work arrangements, Mr. Yin Zhaojun and Mr. Liu Huimin successively resigned from their positions as Directors. Due to consecutively serving as Independent Directors for six years, Mr. Chang Tso Tung Stephen and Mr. Robinson Drake Pike successively resigned from their positions as Directors. Due to the failure to perform his duties as a Director, Mr. Wang Bin resigned from his positions as the Chairman of the Board and an Executive Director of the Company.

In 2021, all members of the Board developed and refreshed their knowledge and skills by attending special training courses covering topics such as macro economy and the development of the insurance industry. All members of the Board of Directors of the Company attended the training programs on anti-money laundering and a training course on the “Standards for the Corporate Governance of Banking and Insurance Institutions” offered by the Insurance Association of China. Mr. Li Mingguang, an Executive Director of the Company, attended a special training course for directors and supervisors of listed companies within Beijing as organized by the LCAB. Ms. Huang Xiumei, an Executive Director of the Company, attended a special training course on financial risk prevention and control of companies and a special training course for directors and supervisors of listed companies within Beijing, as organized by LCAB. Mr. Wang Junhui, a Non-Executive Director of the Company, attended a special training course for directors and supervisors of listed companies within Beijing as organized by LCAB. Ms. Leung Oi-Sie Elsie and Mr. Lam Chi Kuen, all being Independent Directors of the Company, attended a follow-up training course for independent directors of listed companies as organized by the SSE.

The Company has consistently improved its corporate governance structure, regulated the acts of Directors in performing their duties, and optimized the mechanism for supervising and evaluating the performance of duties by Directors. Pursuant to the “Measures for the Evaluation of the Performance of Duties by Directors and Supervisors of Banking and Insurance Institutions (for Trial Implementation)” published by the CBIRC, the “Operational Guidance for Evaluating the Performance of Duties by Directors of Insurance Companies” issued by the Insurance Association of China, the “Measures for the Evaluation of the Performance of Duties by Directors and Supervisors of the Company” released by the Company and other requirements, and after taking into account the actual situation of its corporate governance, the Company conducted an evaluation of the performance of duties by Directors. Based on the self-assessment of Directors and the evaluation of the Board of Supervisors, all members of the Board of the Company9 were evaluated as competent in their performance of duties in 2021.

[8]

The Board of the Company received a resignation letter from Mr. Tang Xin, an Independent Director of the Company, on 6 March 2022. As Mr. Tang Xin had consecutively served as an Independent Director for six years, he tendered his resignation for such position to the Board of the Company pursuant to the relevant regulatory requirements. Since the resignation of Mr. Tang Xin will result in the number of Independent Directors of the Company falling below the minimum number required by the relevant regulations and the Articles of Association, Mr. Tang Xin will continue to perform his duties as an Independent Director until the qualification of a new Independent Director is approved by the CBIRC.

[9]

As Mr. Wang Bin, a former Executive Director of the Company, was unable to perform his duties as a Director nor participate in a Director self- assessment in the evaluation of the performance of duties by Directors for 2021, he was excluded from the scope of such evaluation.

Meetings and attendance

During the Reporting Period, five regular Board meetings and five ad-hoc Board meetings were held by the Board of the Company, of which seven meetings were convened by a combination of physical meeting and participation through communication tools, and the remaining meetings were convened by written resolutions with voting through communication tools. Attendance records of the current individual Directors are as follows:

Name of Director	Type of Director	Number of meetings attended in person/ Number of meetings required to attend	Number of meetings attended by proxies/ Number of meetings required to attend

Yuan Changqing	Non-executive Director	9/10	1/10
Su Hengxuan	Executive Director	9/10	1/10
Li Mingguang	Executive Director	7/10	3/10
Huang Xiumei	Executive Director	2/4	2/4
Wang Junhui	Non-executive Director	9/10	1/10
Tang Xin	Independent Director	10/10	0/10
Leung Oi-Sie Elsie	Independent Director	10/10	0/10
Lam Chi Kuen	Independent Director	5/5	0/5
Zhai Haitao	Independent Director	2/2	0/2

Attendance records of the resigned Directors of the Company at the Board meetings convened during the Reporting Period are as follows:

Name of Director	Type of Director	Number of meetings attended in person/ Number of meetings required to attend	Number of meetings attended by proxies/ Number of meetings required to attend

Wang Bin	Executive Director	8/10	2/10
Yin Zhaojun	Non-executive Director	—	—
Liu Huimin	Non-executive Director	1/1	0/1
Chang Tso Tung Stephen	Independent Director	5/5	0/5
Robinson Drake Pike	Independent Director	8/8	0/8

Notes:

1.	The number of meetings attended in person includes meetings attended by the Directors on-site and by way of telephone or video conference.
2.	All Directors who were unable to attend any meeting of the Board have authorized other Directors to attend and vote at the meeting on their behalf.

Performance of duties by Independent Directors

In 2021, all Independent Directors of the Board of the Company possessed extensive experience in various fields, such as macro economy, finance and insurance, legal compliance, accounting and auditing. They satisfied the criteria for Independent Directors under the regulatory rules of the Company’s listed jurisdictions. The Independent Directors of the Company performed their duties pursuant to the Articles of Association and the provisions and requirements of the listing rules of the Company’s listed jurisdictions.

All Independent Directors diligently fulfilled their responsibilities and faithfully performed their duties by attending meetings of the Board and the specialized Board committees in 2021, examining and approving the Company’s business development, its financial management and connected transactions, participating in the establishment of specialized Board committees, providing professional and constructive advice in respect of major decisions of the Company, seriously listening to the reports from relevant personnel, understanding the daily operations and any possible operational risks of the Company in a timely manner, and expressing their opinions and exercising their functions and powers at Board meetings, thus actively performing their duties as Independent Directors in an effective manner. At the annual special meeting between the Chairman and the Independent Directors, all Independent Directors put forward their own views and opinions on various aspects such as the macro- environment, industry development, policies of the insurance industry, and corporate governance, etc., and gave advices and recommendations on matters including the development strategy of the Company, development of business, and risk management. The Board attached great importance to opinions and advice from Independent Directors, actively strengthened its communication with them and adopted their advice after careful deliberation and discussion. In 2021, the Company provided various materials to Independent Directors, which facilitated them to comprehend information associated with the insurance industry. All Independent Directors obtained information relating to the operation and management of the Company through various channels, which therefore formed the basis of their scientific and prudent decisions.

In 2021, Mr. Tang Xin, Ms. Leung Oi-Sie Elsie, Mr. Lam Chi Kuen and Mr. Zhai Haitao, all being the Independent Directors of the Company, carried out investigation and research on the investment sector of the Company, listened to the reports concerning the investment management structure and investment system of the Company, and discussed and communicated in respect of the relevant issues. Through the investigation and research, the Board further understood the development and status of the Company’s investment business in great depth and examined the effectiveness of the implementation of decisions of the Board.

During the Reporting Period, no Independent Director had raised any objection against the proposals and matters considered by the Board of the Company.

CHAIRMAN AND PRESIDENT

The Chairman of the Board is the legal representative of the Company, primarily responsible for convening and presiding over Board meetings, ensuring the implementation of Board resolutions, attending annual general meetings and arranging attendance by Chairmen/ Chairpersons of Board committees to answer questions raised by shareholders, signing securities issued by the Company and other important documents, providing leadership for the Board to ensure that the Board works effectively and performs its responsibilities, encouraging all Directors to make a full and active contribution to the

Board’s affairs, and promoting a culture of openness and debate. The Chairman of the Board is accountable to and reports to the Board10. During the Reporting Period and up to the date of this report, Mr. Su Hengxuan has served as the President of the Company. The President is responsible for the day-to-day operations of the Company, mainly including implementing strategies, policies, operation plans and investment schemes approved by the Board, formulating the Company’s internal management structure and fundamental management policies, drawing up basic rules and regulations of the Company, submitting to the Board any requests for appointment or removal of senior management officers and exercising other rights granted to him under the Articles of Association and by the Board. The President is fully accountable to the Board for the operations of the Company.

BOARD OF SUPERVISORS

The composition of the Board of Supervisors and the profile of each Supervisor are set forth in the section headed “Directors, Supervisors, Senior Management and Employees” of this report, and the details of the duty performance of the Board of Supervisors are set forth in the section headed “Report of the Board of Supervisors”.

AUDIT COMMITTEE

The Company established its Audit Committee on 30 June 2003. In 2021, the Audit Committee comprised only Independent Directors. Currently, the Audit Committee of the seventh session of the Board comprises Mr. Lam Chi Kuen11, Mr. Tang Xin and Mr. Zhai Haitao12, all being Independent Directors, with Mr. Lam Chi Kuen acting as the Chairman. Due to consecutively serving as Independent Directors for six years, Mr. Chang Tso Tung Stephen and Mr. Robinson Drake Pike successively resigned from their respective positions as a member and the Chairman of the Audit Committee.

All members of the Audit Committee have extensive experience in financial matters. The principal duties of the Audit Committee are to review and supervise the preparation of the Company’s financial reports, assess the effectiveness of the Company’s internal control system, supervise the Company’s internal audit system and its implementation, and recommend the engagement or replacement of external auditors. The Audit Committee is also responsible for communications between the internal and external auditors and the establishment of the internal whistleblowing mechanism of the Company.

[10]

Given that Mr. Wang Bin, a former Executive Director of the Company, was not able to perform his role and duties as a Director, Mr. Yuan Changqing, a Non-Executive Director of the Company, was elected at the sixth meeting of the seventh session of the Board of the Company on 13 January 2022 to assume the role and duties of the Chairman of the Board.

[11]	Mr. Lam Chi Kuen became a member of the Audit Committee in June 2021 and the Chairman of the Audit Committee in February 2022.
[12]	Mr. Zhai Haitao became the Chairman of the Audit Committee in October 2021 and a member of the Audit Committee in February 2022.

Meetings and attendance

During the Reporting Period, five meetings were held by the Audit Committee of the Board of the Company. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended in person/ Number of meetings required to attend	Number of meetings attended by proxies/ Number of meetings required to attend

Zhai Haitao	Independent Director, Chairman of the Audit Committee of the seventh session of the Board	2/2	0/2
Tang Xin	Independent Director, member of the Audit Committee of the seventh session of the Board	5/5	0/5
Lam Chi Kuen	Independent Director, member of the Audit Committee of the seventh session of the Board	3/3	0/3

Attendance records of the resigned Directors at meetings are as follows:

Name of member	Number of meetings attended in person/ Number of meetings required to attend	Number of meetings attended by proxies/ Number of meetings required to attend

Chang Tso Tung Stephen	2/2	0/2
Robinson Drake Pike	3/3	0/3

Note:	The number of meetings attended in person includes attending meetings by the Directors on-site and by telephone or video conference.

The meetings convened are as follows:

Meetings convened	Description
24 March 2021 18th meeting of the Audit Committee of the sixth session of the Board	Eleven proposals, including the “Proposal in relation to the Financial Report of the Company for the Year 2020” and the “Proposal in relation to the Remuneration of Auditors of the Company for the Year 2020”, were considered and approved, and the report of Ernst & Young Hua Ming LLP on the audit for the year 2020 was debriefed.

27 April 2021 19th meeting of the Audit Committee of the sixth session of the Board	Five proposals, including the “Proposal in relation to the Financial Report of the Company for the First Quarter of 2021” and the “Proposal in relation to the Appointment of Auditors of the Company for the Year 2021”, were considered and approved, and the report of Ernst & Young Hua Ming LLP on the results of agreed-upon procedures for the first quarter of 2021 and the report of PriceWaterhouseCoopers Zhong Tian LLP on matters associated with independence were debriefed.

24 August 2021 First meeting of the Audit Committee of the seventh session of the Board	Three proposals, including the “Proposal in relation to the Financial Report of the Company for the First Half of 2021”, were considered and approved, and the report of PricewaterhouseCoopers Zhong Tian LLP on the interim review for 2021 was debriefed.

27 October 2021 Second meeting of the Audit Committee of the seventh session of the Board	Three proposals, including the “Proposal in relation to the Financial Report of the Company for the Third Quarter of 2021, were considered and approved, and the report of PricewaterhouseCoopers Zhong Tian LLP on the agreed-upon procedures for the Third Quarter of 2021 was debriefed.

15 December 2021 Third meeting of the Audit Committee of the seventh session of the Board	The“ Prior Approval for the Scope of Additional Services of PricewaterhouseCoopers” was considered and approved.

Performance of duties by the Audit Committee

In 2021, the Audit Committee performed its relevant duties and functions in strict compliance with the “Procedural Rules for the Audit Committee Meetings”. All members of the Audit Committee performed their obligations in a responsible manner and reviewed the proposals in relation to the audit of the Company, its financial reports, connected transactions, internal control and legal compliance. During meetings of the Audit Committee, all members actively participated in discussions and gave guiding opinions on any proposals considered and discussed at the meetings.

Reviewing and approving financial reports. The Audit Committee, according to its duties, reviewed and approved annual, interim and quarterly financial reports of the Company. The Audit Committee was of the view that the financial reports of the Company reflected the overall situation of the Company in a true, accurate and complete manner, and gave its written opinion in this regard. By reviewing and monitoring the completeness of financial statements, annual report and accounts, interim report and quarterly reports of the Company, and examining significant matters such as financial statements and reports, the Audit Committee guaranteed the accuracy and completeness of the financial information disclosed by the Company and the consistency of its financial reports. Prior to the audit conducted by the accounting firm and the review of the annual report, the Audit Committee communicated the relevant situations with the auditors and listened to the report in connection with the arrangement of the audit. Before issuing opinion on audit by the accounting firm, the Audit Committee commenced in-depth communications with it so as to understand whether there were any issues arisen during the audit.

Assessing the work of and strengthening communications with external auditors. Besides regular meetings, the Audit Committee convened communication meetings in advance with external auditors so as to discuss the annual audit plan of the Company, determine the service scope of the annual audit, listen to the report given by the auditors with respect to the results of the audit on and review of periodic financial reports of the Company, and gave opinions and advice on the agreed-upon procedures proposed annually and quarterly by the external auditors of the Company and the pre-approval of the scope of additional services. Through communications, the Audit Committee enhanced the effectiveness of the internal control of the Company and further supervised the performance of duties by the external auditors in a diligent and responsible way.

Assessing the effectiveness of internal control and monitoring the operation of the Company to be in compliance with law. The Audit Committee provided guidance to the Company on the management of internal control, devised the working plan for internal control assessment, reviewed the work report on assessment of internal control, and inspected the rectification of problems identified in the internal control pursuant to the “Standard Regulations on Corporate Internal Control” and relevant requirements, as well as Section 404 of the U.S. Sarbanes-Oxley Act. The Audit Committee earnestly performed its duties and responsibilities and monitored the Company to carry out its work in compliance with laws and regulations pursuant to the relevant requirements of the CBIRC, the SSE and the HKSE. As required by its duties and responsibilities, the Audit Committee reviewed the annual and half-year compliance reports of the Company to ensure that its work was conducted strictly according to the relevant regulatory requirements in a reasonable and efficient manner.

Examining the internal audit functions of the Company. In 2021, the Audit Committee reviewed proposals including the proposal on the 2020 internal audit work and the proposal on the internal audit work report for the first half of 2021, and discussed any matters of concerns through communication in a timely and effective manner, with a view to further understanding the duties of the Company’s audit departments and supervising the effectiveness of the internal audit function. The Audit Committee was of the view that the internal audit function of the Company was effective during the Reporting Period. In the selection and appointment of external auditors, the Audit Committee performed its duty of review in compliance with laws and issued its review opinions.

NOMINATION AND REMUNERATION COMMITTEE

The Company established the Management Training and Remuneration Committee on 30 June 2003. On 16 March 2006, the Board resolved to change the name of the Management Training and Remuneration Committee to the Nomination and Remuneration Committee, with a majority of Independent Directors on the committee. Currently, the Nomination and Remuneration Committee of the seventh session of the Board comprises Mr. Tang Xin, an Independent Director, Mr. Yuan Changqing, a Non-executive Director, and Mr. Lam Chi Kuen13, an Independent Director, with Mr. Tang Xin acting as the Chairman. Due to consecutively serving as an Independent Director for six years, Mr. Robinson Drake Pike resigned from his position as a member of the Nomination and Remuneration Committee.

The Nomination and Remuneration Committee is mainly responsible for reviewing the structure of the Board, its number of members and composition and drawing up plans for the appointment, succession and appraisal criteria of Directors and senior management. The committee is also responsible for formulating training and remuneration policies for the senior management of the Company. The Nomination and Remuneration Committee, as an advisor to the Board on the nomination of Directors, shall first discuss and agree on the list of candidates to be nominated as new Directors, following which such candidates are recommended to the Board. The Board shall then determine whether such candidates’ appointments should be proposed for approval at the shareholders’ general meeting. The major criteria considered by the Nomination and Remuneration Committee and the Board are educational background, management and research experience in the insurance industry, and the candidates’ commitment to the Company. As to the nomination of Independent Directors, the Nomination and Remuneration Committee will give special consideration to the independence of the relevant candidates.

The Nomination and Remuneration Committee determines, with delegated responsibility, the remuneration packages of all Executive Directors and senior management officers. The fixed salary of the Executive Directors and other members of senior management are determined in accordance with market levels and their respective positions, and the amount of their performance-related bonuses is determined according to the results of performance appraisals. Directors’ fees and the volume of share appreciation rights to be granted are determined with reference to market levels and the actual circumstances of the Company.

[13]	Mr. Lam Chi Kuen became a member of the Nomination and Remuneration Committee 13 in February 2022.

Meetings and attendance

During the Reporting Period, three meetings were held by the Nomination and Remuneration Committee of the Board of the Company. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended in person/ Number of meetings required to attend	Number of meetings attended by proxies/ Number of meetings required to attend

Tang Xin	Independent Director, Chairman of the Nomination and Remuneration Committee of the seventh session of the Board	3/3	0/3
Yuan Changqing	Non-executive Director, member of the Nomination and Remuneration Committee of the seventh session of the Board	0/3	3/3
Zhai Haitao	Independent Director, member of the Nomination and Remuneration Committee of the seventh session of the Board	1/1	0/1

Attendance records of the resigned Director of the Company at theBoard meeting covened during the Reporting Period are as follows:

Name of member	Number of meetings attended in person/ Number of meetings required to attend	Number of meetings attended by proxies/ Number of meetings required to attend
Robinson Drake Pike	2/2	0/2

Notes:

1.	The number of meetings attended in person includes attending meetings by the Directors on-site and by telephone or video conference.
2.	All Directors who were unable to attend any meeting of specialized Board committees have authorized other Directors to attend and vote at the meeting on their behalf.
3.	Mr. Zhai Haitao served as a member of the Nomination and Remuneration Committee from October 2021 to February 2022.

The meetings convened are as follows:

Meetings convened	Description
24 March 2021 14th meeting of the Nomination and Remuneration Committee of the sixth session of the Board	17 proposals, including the “Proposal in relation to the Remuneration of Directors and Supervisors of the Company”, the “Proposal in relation to the Remuneration of Senior Management of the Company” and the nomination of the candidates for Directors of the seventh session of the Board, were considered and approved.

27 April 2021 15th meeting of the Nomination and Remuneration Committee of the sixth session of the Board	Three proposals, including the “Proposal in relation to the Nomination of Mr. Liu Yuejin as an Assistant to the President of the Company” and the “Proposal in relation to the Nomination of Ms. Zhang Di as the Chief Investment Officer of the Company”, were considered and approved.

27 October 2021 First meeting of the Nomination and Remuneration Committee of the seventh session of the Board	Five proposals, including the “Proposal in relation to the Nomination of Ms. Zhang Di as an Assistant to the President of the Company” and the “Proposal in relation to the Nomination of Mr. Liu Fengji as the Person in Charge of Audit of the Company”, were considered and approved.

Performance of duties by the Nomination and Remuneration Committee

In 2021, the Nomination and Remuneration Committee performed its relevant duties and functions in strict compliance with the “Procedural Rules for the Nomination and Remuneration Committee Meetings”. All members of the Nomination and Remuneration Committee performed their obligations in a responsible manner and reviewed the proposals on the candidates for Directors, nomination of senior management officers, business objectives and appraisal results, the remuneration of Directors, Supervisors and senior management, and the report on the duty performance of the Audit Committee and the Nomination and Remuneration Committee. During meetings of the Nomination and Remuneration Committee, all members actively participated in discussions and gave guiding opinions on the proposals considered and discussed at the meetings.

Nomination and proposed appointment of Directors and senior management officers of the Company and the Board diversity policy. The Company firmly believes that the Board diversity may enhance the decision-making capability of the Board, and considers the Board diversity as a key factor for maintaining a sound corporate governance standard and achieving the sustainable development of the Company. In accordance with the “Procedural Rules for the Nomination and Remuneration Committee Meetings” and the Board diversity policy, the Nomination and Remuneration Committee seriously reviewed the structure of the Board, its number of members and composition (including taking into account diversity factors, such as gender, age, cultural and educational background, skills, knowledge and experience), fully reviewed the professional qualifications and industrial background of the candidates for Directors and members of the Board committees and the independence of Independent Directors, and submitted the opinions in relation thereto to the Board. It also conducted a careful assessment on the qualifications, skills, knowledge and experience of candidates for senior management officers to ensure that the candidates met the requirements set by the Company, and submitted a review opinion to the Board and agreed to submit such proposals to the Board for consideration.

Proposing remuneration policy of Directors, Supervisors and senior management officers of the Company. The Nomination and Remuneration Committee took into account various factors such as business development management, strategic investment decisions, and corporate governance management and control, carefully examined and determined the specific remuneration packages of all Executive Directors and senior management officers, approved the terms of service contracts between the Company and each of the Executive Directors, Non-executive Directors and Independent Directors and pushed forward the signing of service contracts between the Company and all Directors, defined the rights, obligations and remunerations of Directors, and seriously appraised the performance of Directors in the discharge of their duties.

Carrying out the evaluation of the performance of duties by Directors, Supervisors and senior management officers of the Company and their performance appraisal. The Nomination and Remuneration Committee reviewed proposals on the results of evaluating the performance of duties by Directors for the year 2020, the results of performance appraisal of senior management officers for the year 2020 and the performance target contract of senior management for the year 2021, the remuneration of Directors and Supervisors of the Company, and the remuneration of senior management officers of the Company, and made recommendations to the Board in respect of matters such as the determination of performance target, performance appraisal procedures and results.

RISK MANAGEMENT AND CONSUMER RIGHTS PROTECTION COMMITTEE

The Company established its Risk Management Committee on 30 June 2003. In December 2019, the Board renamed the Risk Management Committee as the Risk Management and Consumer Rights Protection Committee, the additional function of management of consumer rights protection was included in the functions of the original Risk Management Committee, and corresponding changes and amendments were made in such areas as the functions and responsibilities of the committee and the procedural rules of the committee. Currently, the Risk Management and Consumer Rights Protection Committee of the seventh session of the Board comprises Ms. Leung Oi-Sie Elsie, an Independent Director, Mr. Li Mingguang, an Executive Director, Mr. Wang Junhui14, a Non-executive Director, and Mr. Tang Xin15, an Independent Director, with Ms. Leung Oi-Sie Elsie acting as the Chairperson. Due to the adjustment of work arrangements, Mr. Yin Zhaojun and Mr. Liu Huimin successively resigned from their positions as members of the Risk Management and Consumer Rights Protection Committee.

The Risk Management and Consumer Rights Protection Committee is mainly responsible for formulating the Company’s system of risk control benchmarks, establishing well-developed risk management and internal control systems and the system for the management of consumer rights protection, examining and reviewing the Company’s risk preference, risk tolerance and the workreports from the senior management and the Consumer Rights Protection Department, formulating the Company’s risk management policy and major policy on consumer rights protection, reviewing the assessment reports in relation to the Company’s risk management and internal control, studying major investigation findings on risk management and internal control matters as delegated by the Board or on its own initiative and the management’s response to these findings, dealing with major risk emergency events or crisis events or major disagreement in risk management, and supervising and directing the senior management and the relevant departments to resolve any issues identified during the rectification process in a timely manner.

[14]	Mr. Wang Junhui became a member of the Risk Management and Consumer Rights Protection Committee in February 2021.
[15]	Mr. Tang Xin became a member of the Risk Management and Consumer Rights Protection Committee in July 2021.

Meetings and attendance

During the Reporting Period, five meetings were held by the Risk Management and Consumer Rights Protection Committee of the Board of the Company. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended in person/ Number of meetings required to attend	Number of meetings attended by proxies/ Number of meetings required to attend

Leung Oi-Sie Elsie	Independent Director, Chairperson of the Risk Management and Consumer Rights Protection Committee of the seventh session of the Board	5/5	0/5

Li Mingguang	Executive Director, member of the Risk Management and Consumer Rights Protection Committee of the seventh session of the Board	3/5	2/5

Wang Junhui	Non-executive Director, member of the Risk Management and Consumer Rights Protection Committee of the seventh session of the Board	4/5	1/5

Tang Xin	Independent Director, member of the Risk Management and Consumer Rights Protection Committee of the seventh session of the Board	3/3	0/3

Attendance records of the resigned Directors at the meetings of the Board of Supervisors are as follows:

Name of member	Number of meetings attended in person/ Number of meetings required to attend	Number of meetings attended by proxies/ Number of meetings required to attend
Yin Zhaojun	—	—
Liu Huimin	—	—

Notes:

1.	The number of meetings attended in person includes attending meetings by the Directors on-site and by telephone or video conference.
2.	All Directors who were unable to attend any meeting of specialized Board committees have authorized other Directors to attend and vote at the meeting on their behalf.

The meetings convened are as follows:

Meetings convened	Description
24 March 2021 Eighth meeting of the Risk Management and Consumer Rights Protection Committee of the sixth session of the Board	Seven proposals, including the “Proposal in relation to the New Business Plan of the Company for the Years from 2021 to 2023” and the “Proposal in relation to the ‘Statement of the Company on Risk Preference for the Year 2021’”, were considered and approved.

27 April 2021 Ninth meeting of the Risk Management and Consumer Rights Protection Committee of the sixth session of the Board	The “Report on the Case Prevention of the Company for the Year 2020” was debriefed.

24 August 2021 First meeting of the Risk Management and Consumer Rights Protection Committee of the seventh session of the Board	Four proposals, including the “Proposal in relation to the Amendments to the ‘Statement of the Company on Risk Preference for the Year 2021’” and the “Proposal in relation to the ‘Report on the Enterprise-wide Risk Management of the Company for the Second Quarter of 2021’”, were considered and approved.

27 October 2021 Second meeting of the Risk Management and Consumer Rights Protection Committee of the seventh session of the Board	The “Proposal in relation to the ‘Report on the Enterprise-wide Risk Management of the Company for the Third Quarter of 2021’” was considered and approved.

15 December 2021 Third meeting of the Risk Management and Consumer Rights Protection Committee of the seventh session of the Board	Five proposals, including the “Proposal in relation to the Risk Compliance Analysis on the Strategic Asset Allocation Plan of the Company for the Years from 2022 to 2024” and the “Proposal in relation to the Work Report on the Fraudualent Risk Management of the Company for the Year 2021”, were considered and approved, and the “Audit Report on the Solvency Risk Management System of the Company for the Year 2021” was debriefed.

Performance of duties by the Risk Management and Consumer Rights Protection Committee

In 2021, the Risk Management and Consumer Rights Protection Committee performed its duties and functions in strict compliance with the “Procedural Rules for the Risk Management and Consumer Rights Protection Committee Meetings”. All members performed their obligations in a responsible manner and reviewed the proposals in relation to the internal control system of the Company, its risk management and construction in compliance with law. During meetings of the Risk Management and Consumer Rights Protection Committee, all members actively participated in discussions and gave guiding opinions on the proposals considered and discussed at the meetings.

Reviewing the risk analysis on major matters concerning the business operation and management of the Company. In 2021, the Risk Management and Consumer Rights Protection Committee reviewed the risk analysis on major matters concerning the business operation and management of the Company, reviewed and approved the proposals in relation to the risk compliance analysis on the strategic asset allocation plan for the years from 2022 to 2024, the risk compliance analysis on the asset allocation plan for the year 2022 and the overseas investment plan and investment authorization for the year 2022, and gave guiding opinions on risk control for major matters concerning the business operation and management of the Company in accordance with the regulatory requirements of the CBIRC on the China Risk Oriented Solvency System (C-ROSS).

Providing its opinions for the review of the proposals on risk management to the Board. In 2021, the Risk Management and Consumer Rights Protection Committee closely monitored and controlled and effectively prevented internal and external risks of the Company, assisted the Board in reviewing the assessment reports on business risk and internal control of the Company according to the national and international regulatory requirements. The Risk Management and Consumer Rights Protection Committee provided its opinions for the review of the reports on risk management such as the annual and quarterly reports on the enterprise-wide risk management of the Company, work summary on anti-money laundering for the year 2020 and the work plan for the year 2021, the report on case prevention for the year 2020, the statement of the Company on risk preference for the year 2021, the audit report on the solvency risk management system of the Company for the year 2021, the reputational risk management report and the work report on fraudulent risk management, which offered professional support to the Board’s decision-making in a scientific manner.

Reviewing the system of the Company in relation to consumer rights protection. In 2021, the Risk Management and Consumer Rights Protection Committee reviewed the report on the customer rights protection of the Company for the year 2020 and the proposal for customer rights protection of the Company for 2021, and submitted the review opinions to the Board.

STRATEGY AND ASSETS AND LIABILITIES MANAGEMENT COMMITTEE

The Company established the Strategy Committee on 30 June 2003. In October 2010, the proposal to establish the Strategy and Investment Decision Committee on the basis of the Strategy Committee was reviewed and approved at the ninth meeting of the third session of the Board. In June 2018, the proposal to establish the Strategy and Assets and Liabilities Management Committee on the basis of the Strategy and Investment Decision Committee was reviewed and approved at the twenty-fourth meeting of the fifth session of the Board. Currently, the Strategy and Assets and Liabilities Management Committee of the seventh session of the Board comprises Mr. Zhai Haitao16 and Ms. Leung Oi-Sie Elsie, all being the Independent Directors, Mr. Su Hengxuan and Ms. Huang Xiumei17, all being the Executive Directors, and Mr. Wang Junhui, a Non-executive Director, with Mr. Zhai Haitao acting as the Chairman. Due to consecutively serving as an Independent Director for six year, Mr. Chang Tso Tung Stephen resigned from his position as the Chairman of the Strategy and Assets and Liabilities Management Committee.

The Strategy and Assets and Liabilities Management Committee is mainly responsible for the drawing-up of long-term development strategies of the Company, conducting studies on important matters concerning assets and liabilities management and the relevant policies and systems, the system for the application and management of insurance funds, and major strategic investment decisions of the Company, and making recommendations in respect thereof.

[16]	Mr. Zhai Haitao became the Chairman of the Strategy and Assets and Liabilities Management Committee in February 2022.
[17]	Ms. Huang Xiumei became a member of the Strategy and Assets and Liabilities Management Committee in July 2021.

Meetings and attendance

During the Reporting Period, six meetings were held by the Strategy and Assets and Liabilities Management Committee of the Board of the Company. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended in person/ Number of meetings required to attend	Number of meetings attended by proxies/ Number of meetings required to attend

Lam Chi Kuen	Independent Director, Chairman of the Strategy and Assets and Liabilities Management Committee of the seventh session of the Board	3/3	0/3
Su Hengxuan	Executive Director, member of the Strategy and Assets and Liabilities Management Committee of the seventh session of the Board	3/6	3/6
Leung Oi-Sie Elsie	Independent Director, member of the Strategy and Assets and Liabilities Management Committee of the seventh session of the Board	6/6	0/6
Wang Junhui	Non-executive Director, member of the Strategy and Assets and Liabilities Management Committee of the seventh session of the Board	4/6	2/6
Huang Xiumei	Executive Director, member of the Strategy and Assets and Liabilities Management Committee of the seventh session of the Board	1/3	2/3

Attendance records of the resigned Director at meetings are as follows:

Name of member	Number of meetings attended in person/ Number of meetings required to attend	Number of meetings attended by proxies/ Number of meetings required to attend
Chang Tso Tung Stephen	3/3	0/3

Notes:

1.	The number of meetings attended in person includes attending meetings by the Directors on-site and by telephone or video conference.

2.	All Directors who were unable to attend any meeting of specialized Board committees have authorized other Directors to attend and vote at the meeting on their behalf.

3.	Mr. Lam Chi Kuen served as the Chairman of the Strategy and Assets and Liabilities Management Committee from July 2021 to February 2022.

The meetings convened are as follows:

Meetings convened	Description

24 March 2021 15th meeting of the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board	Four proposals, including the “Proposal in relation to the New Business Plan of the Company for the Years from 2021 to 2023” and the “Proposal in relation to the Final Assessment Report for the Outline of the ‘13th Five- Year Development Plan’ of the Company”, were considered and approved.

27 April 2021 16th meeting of the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board	Two proposals, including the “Proposal in relation to the General Mandate for the Issue of H Shares of the Company”, were considered and approved, and the “Report on the Situation Relevant to the Assets and Liabilities Management of the Company for 2020” was debriefed.

26 May 2021 17th meeting of the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board	Two proposals, including the “Proposal in relation to the Participation by the Company in the Capital Increase of CGB”, were considered and approved.

24 August 2021 First meeting of the Strategy and Assets and Liabilities Management Committee of the seventh session of the Board	Two proposals, including the “Proposal in relation to the ‘Statement of the Company on Risk Preference for the Year 2021’”, were considered and approved.

27 October 2021 Second meeting of the Strategy and Assets and Liabilities Management Committee of the seventh session of the Board	The “Proposal in relation to the Implementation of Tasks and the Performance Appraisal of the Company for 2020” was considered and approved.

15 December 2021 Third meeting of the Strategy and Assets and Liabilities Management Committee of the seventh session of the Board	Ten proposals, including the “Proposal in relation to the Strategic Asset Allocation Plan of the Company for the Years from 2022 to 2024” and the “Proposal in relation to the Asset Allocation Plan of the Company for the Year 2022”, were considered and approved.

Performance of duties by the Strategy and Assets and Liabilities Management Committee

In 2021, all members of the Strategy and Assets and Liabilities Management Committee attended meetings in a timely manner, reviewed the proposals on the application of the Company’s insurance funds, annual investments, major strategic projects, assets and liabilities management and annual related reports. Members of the Strategy and Assets and Liabilities Management Committee diligently performed their duties. During meetings of the Strategy and Assets and Liabilities Management Committee, all members actively participated in discussions and gave professional advices on any proposals considered and discussed at the meetings.

Reviewing annual asset allocation plan and entrusted investments of the Company. In 2021, the Strategy and Assets and Liabilities Management Committee reviewed the proposals on investment plans such as the annual asset allocation plan of the Company and the annual investment plan of the Company for self-use real estate, the proposals on authorization of investments such as the annual authorization by the Company of investment in non self-use real estate, the annual authorization of investment entrusted by the Company in connection with Renminbi liberalization and the annual authorization by the Company of investment in equity investment funds, and the proposals on investment guidelines such as the management guidelines on the investment made by CLI under the entrustment of the Company, and submitted its opinions to the Board in this regard.

Reviewing the systems of the Company concerning assets and liabilities management. In 2021, the Strategy and Assets and Liabilities Management Committee reviewed and approved the proposals on the amendments to the statement of the Company on risk preference for the year 2021 and the amendments to the rules on enterprise- wide risk management of the Company, and submitted its review opinions to the Board.

Discussing the Company’s development plans and major strategic projects. In 2021, the Strategy and Assets and Liabilities Management Committee reviewed the proposals on the final assessment report for the outline of the “13th five-year development plan” of the Company, its strategic asset allocation plan for the years from 2022 to 2024, asset allocation plan for the year 2022, the Company’s participation in the capital increase of CGB and its investment in Project Eyas, and made significant recommendations to the Board.

CONNECTED TRANSACTIONS CONTROL COMMITTEE

The Company established its Connected Transactions Control Committee on 29 October 2019. In October 2019, the “Proposal in relation to the Establishment of the Connected Transactions Control Committee of the Board of Directors” was reviewed and approved at the twentieth meeting of the sixth session of the Board, pursuant to which a new Connected Transactions Control Committee was established under the Board of the Company. Currently, the Connected Transactions Control Committee of the seventh session of the Board comprises Mr. Tang Xin, Ms. Leung Oi-Sie Elsie, Mr. Lam Chi Kuen18 and Mr. Zhai Haitao19, all being the Independent Directors, with Mr. Tang Xin acting as the Chairman. Due to consecutively serving as Independent Directors for six years, Mr. Chang Tso Tung Stephen and Mr. Robinson Drake Pike successively resigned from their positions as members of the Connected Transactions Control Committee.

The principal duties of the Connected Transactions Control Committee are to confirm connected parties of the Company, manage, examine and approve connected transactions to control risks relating to connected transactions, and focus on the compliance and necessity of connected transactions and the fairness of their pricing, which provide an important basis for the Board’s decision-making in connected transaction management.

Meetings and attendance

During the Reporting Period, five meetings were held by the Connected Transactions Control Committee of the Board of the Company. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended in person/ Number of meetings required to attend	Number of meetings attended by proxies/ Number of meetings required to attend

Tang Xin	Independent Director, Chairman of the Connected Transactions Control Committee of the seventh session of the Board	5/5	0/5
Leung Oi-Sie Elsie	Independent Director, member of the Connected Transactions Control Committee of the seventh session of the Board	5/5	0/5
Lam Chi Kuen	Independent Director, member of the Connected Transactions Control Committee of the seventh session of the Board	3/3	0/3
Zhai Haitao	Independent Director, member of the Connected Transactions Control Committee of the seventh session of the Board	2/2	0/2

[18]	Mr. Lam Chi Kuen became a member of the Connected Transactions Control Committee in June 2021.
[19]	Mr. Zhai Haitao became a member of the Connected Transactions Control Committee in October 2021.

Attendance records of the resigned Directors at meetings are as follows:

Name of member	Number of meetings attended in person/ Number of meetings required to attend	Number of meetings attended by proxies/ Number of meetings required to attend
Chang Tso Tung Stephen	2/2	0/2
Robinson Drake Pike	3/3	0/3

Note:	The number of meetings attended in person includes attending meetings by the Directors on-site and by telephone or video conference.

The meetings convened are as follows:

Meetings convened	Description

24 March 2021 Eighth meeting of the Connected Transactions Control Committee of the sixth session of the Board	Four proposals, including the “Proposal in relation to the Execution of a Supplemental Agreement to the ‘Agreement for the Entrusted Management of Retained Assets’ between the Company and China Life Investment Management Company Limited” and the “Proposal in relation to the ‘Report on the Overall Status of Connected Transactions of the Company for the Year 2020’”, were considered and approved.

26 May 2021 Ninth meeting of the Connected Transactions Control Committee of the sixth session of the Board	Two proposals, including the “Proposal in relation to the Participation by the Company in the Capital Increase of CGB”, were considered and approved.

24 August 2021 First meeting of the Connected Transactions Control Committee of the seventh session of the Board	Two proposals, including the “Proposal in relation to an Increase in Revolving Investment for Project Qihang”, were considered and approved.

27 October 2021 Second meeting of the Connected Transactions Control Committee of the seventh session of the Board	The “Proposal in relation to the Execution of the ‘Agreement for Entrusted Investment and Management and Operating Services with respect to Alternative Investments with Insurance Funds’ between the Company and China Life Investment Management Company Limited” was considered and approved.

15 December 2021 Third meeting of the Connected Transactions Control Committee of the seventh session of the Board	Nine proposals, including the “Proposal in relation to the Renewal of the ‘Policy Management Agreement’ between the Company and China Life Insurance (Group) Company” and the “Proposal in relation to the Renewal of the Asset Management Agreement between the Company and China Life Franklin Asset Management Company Limited”, were considered and approved.

Performance of duties by the Connected Transactions Control Committee

In 2021, the Connected Transactions Control Committee performed its duties and functions in strict compliance with the “Procedural Rules for the Connected Transactions Control Committee Meetings”. All members performed their obligations in a responsible manner and reviewed the proposals in relation to the connected transactions of the Company. During meetings of the Connected Transactions Control Committee, all members actively participated in discussions and gave guiding opinions on the proposals considered and discussed at the meetings.

Determining connected parties of the Company. In 2021, the Connected Transactions Control Committee reviewed the “Report on Determining a List of Connected Parties of the Company as of 31 December 2020” and the “Report on Determining a List of Connected Parties of the Company as of 30 June 2021”, and reported to the Board in respect thereof.

Approving connected transactions. In 2021, the Connected Transactions Control Committee reviewed connected transaction projects, such as the participation by the Company in the capital increase of CGB, its investment in Project Eyas, Investment i n China Life Smart Healthcare Fund Project, renewal of the “Policy Management Agreement” with CLIC, renewal of the “Framework Agreement for Daily Connected Transactions” with Pension Company, renewal of the framework agreement for the connected transaction regarding bonds distribution with AMC, renewal of the framework agreement for connected transactions with Sino-Ocean Group and other framework agreements for daily connected transactions, and the execution of the “Agreement for Entrusted Investment and Management and Operating Services with respect to Alternative Investments with Insurance Funds” with CLI, fully discussed the necessity, feasibility and risks of the projects and made recommendations to the Board in respect thereof.

Reviewing the implementation of the system for connected transactions management. In 2021, the Connected Transactions Control Committee reviewed the implementation of the Company’s system for connected transactions management and the report on connected transactions, considered and approved the “Proposal in relation to the ‘Report on the Overall Status of Connected Transactions of the Company for the Year 2020’”, and submitted the review opinions to the Board.

INDEPENDENCE OF THE COMPANY FROM ITS CONTROLLING SHAREHOLDER

Employees: The Company is independent in the aspects of employment, human resources and remuneration management.

Assets: The Company owns all assets relating to the operation of its principal business. At present, the Company does not provide any guarantee for its shareholders. The Company’s assets are independent, complete, and independent of the shareholders of the Company and other related parties.

Finance: The Company has established a separate financial department, and an independent financial accounting system and financial management system; further, the Company makes financial decisions on its own; it employs separate financial personnel, opens separate accounts with banks and does not share bank accounts with CLIC; the Company, as a separate taxpayer, pays taxes individually according to law.

Organization: The Company has established a well-developed organizational system, under which internal bodies such as the Board of Directors and the Board of Supervisors operate separately. There is no subordinate relationship between such internal bodies and the functional departments of the Company’s controlling shareholder.

Business operations: The Company independently develops personal insurance businesses, including life insurance, health insurance and accident insurance businesses; reinsurance relating to the above insurance businesses; use of funds permitted by applicable PRC laws and regulations or the State Council; as well as all types of personal insurance services, consulting business and agency business; sale of securities investment funds; and other businesses permitted by the insurance administrative and regulatory authorities of the PRC. The Company currently possesses the “Insurance Permit” (Number: 000005) issued by the CBIRC. The Company is independently engaged in the businesses as prescribed in its business scope according to law, has separate sales and agency channels and is licensed to use licensed trademarks without consideration. The completeness and independence of the Company’s business operations will not be adversely affected by its relationship with related parties.

PERFORMANCE APPRAISAL AND INCENTIVES FOR SENIOR MANAGEMENT

The Company implements a term-of-service and target-related responsibility system for senior management. Performance target contracts are entered into between the Chairman of the Board and the President, and between the President and other senior management of the Company. The performance target contract system is an important tool in disassembling the strategic goals of the Company in a scientific manner, which is conducive towards the breakdown of targets and transmission of responsibility, enhancing the implementation capability of the Company and ensuring the successful completion of its annual business targets. The performance appraisal criteria listed in the individual performance target contracts of senior management are partially linked to the business targets of the Company and partially formulated with reference to the duties and functions of their respective positions.

The remuneration for senior management mainly comprises position compensation, performance rewards, welfare benefits and medium and long term incentives.

SHAREHOLDERS’ INTERESTS

To safeguard shareholders’ interests, in addition to the right to participate in the Company’s affairs by attending shareholders’ general meetings, shareholders have the right to convene extraordinary shareholders’ general meetings under certain circumstances.

If the number of Directors is less than the number stipulated in the Company Law or two-thirds of the number specified by the Articles of Association, or the uncovered losses incurred amount to one-third of the Company’s total share capital or if the Board or the Board of Supervisors deems necessary, or more than half of the Directors (including at least two Independent Directors) request, or shareholders holding 10% or more shares of the Company make a requisition, the Board shall convene an extraordinary shareholders’ general meeting within two months. Where shareholders holding 10% or more shares request an extraordinary shareholders’ general meeting, such shareholders shall make a request in writing to the Board with a clear agenda. The Board shall, upon receipt of such a written request, convene a meeting as soon as possible. If the Board fails to convene a meeting within 30 days of the receipt of such a written request, shareholders making such a request may convene a meeting by themselves at the cost of the Company within four months of the receipt by the Board of such a written request.

In accordance with the Articles of Association, when the Company convenes the shareholders’ general meeting, shareholders individually or in aggregate holding 3% or more of the shares of the Company shall have the right to submit proposals to the Company. The Company should include such matters that fall into the scope of the functions and powers of the shareholders’ general meeting in the agenda of the meeting. Shareholders individually or in aggregate holding 3% or more of the shares of the Company may submit provisional proposals in writing to the convenor sixteen days prior to the shareholders’ general meeting. The provisional proposals shall fall into the scope of the functions and powers of the shareholders’ general meeting and specify explicit topics and specific resolution matters.

Shareholders may put forward enquiries to the Board through the Board Secretary or the Company Secretary, or put forward proposals at shareholders’ general meetings through their proxies. The Company has made available its contact details in its correspondence with shareholders to enable such enquiries or proposals to be properly directed.

INFORMATION DISCLOSURE AND INVESTOR RELATIONS

The Company has established a well-developed, effective and practical information disclosure management system in strict compliance with the regulatory laws and regulations of its listed jurisdictions and the insurance industry, internal rules and regulations as well as self-regulatory requirements and continued to improve the quality of its information disclosure, so as to ensure that domestic and overseas investors obtain true, accurate and complete information in a compliant and effective manner. The Company has attached great importance to its contact and communication with domestic and overseas investors, and proactively developed investor relations by offering various channels to facilitate such investors to keep abreast of any major business development of the Company in a timely manner.

The Company has created the “Investor Relations” section on its official website at www.e-chinalife.com to facilitate investors to access announcement s, operating results materials and other information for public disclosure as published by the Company in the three listing venues. In addition, investors may call the investor relations hotline of the Company at 86-10-63631329 or email to the investor relations email box at ir@e-chinalife.com if they have any further inquiries. The Company will respond to such enquiries in a timely manner.

In 2021, the Company further proceeded with the construction of its information disclosure regulation system, and continued to make amendments to improve the regulations in connection with the information disclosure affairs management and the registration and management of persons who have knowledge of inside information as required by the revised rules of the CSRC and the SSE, which led to the successful and efficient implementation of the basic regulation system of information disclosure. For the disclosure by way of provisional announcements, the Company fulfilled its obligation of information disclosure in a timely manner by publishing timely announcements with respect to the progress of such matters as significant matters, major investments and connected transactions in its listed jurisdictions or on the media satisfying the conditions prescribed by the CSRC, the official website of the Company and the website of Insurance Association of China. For the disclosure by way of periodic reports, the Company constantly enhanced the quality of information disclosure with its focus primarily on investor concerns, and delivered corporate value to the market and investors in an approachable, simple and clear, and graphically illustrated manner. The Company also regularly organized training courses and promotion activities relating to the relevant rules of information disclosure and corporate governance. It properly arranged information disclosure on the basis that the differences between the laws and regulations of its listed jurisdictions in the PRC and overseas, and the differences between the regulatory requirements of its listed jurisdictions and the insurance industry, are well defined. The Company strictly managed its inside information and carried out the registration and filing procedures on persons who have knowledge of inside information in compliance with law, strengthened the confidentiality of inside information, and safeguarded the legitimate rights and interests of investors, with a view to maintaining the fairness, impartiality and openness of information disclosure of the Company. In 2021, the Company was awarded Grade A in the assessment by the SSE of information disclosure of listed companies for the year of 2020-2021.

The Company took active actions to respond to any uncertainties brought by the social, economic and financial environments both internationally and domestically, and developed investor relations in a proactive way with its stringent attitude and innovative thinking. It kept abreast with the development pace of technology era and consistently made innovation in its communications with and services to investors, which constantly enhanced the efficiency of communication between the Company and capital market, and mitigated the negative impacts brought by the pandemic. The works conducted by the Company for investor relations mainly included holding general meetings and results briefings, embarking on global non-deal roadshows, holding online and offline conferences with investors and analysts, attending investors’ meetings, frequently updating information on its investor relations website, and timely responding to enquiries from investors and analysts. In 2021, the Company communicated with more than 5,200 investors and analysts, including more than 2,600 investors who attended results briefings online and offline. The Company held over 170 online and offline meetings with approximately 1,500 investors and analysts for the year, and communicated with more than 1,100 institutional investors by attending a total of 46 investors’ meetings held locally or internationally. It also communicated with more than 90 investors in non-deal roadshows for annual and interim results. In addition, the Company focused on the protection of medium and small investors, actively responded to any enquiries from them, kept in close contact with investors by various means such as email, phone and internet, and recorded a click-through rate of 35,000 person-times for the live video streaming of results briefings. The Company reviews its policy for communication with shareholders once a year and considers that such policy remains effective based on the feedbacks received from investors and the capital market on investor relations.

In 2021, the Company won various awards, including the “Precedent for the Best Practices of the Office of the Board of Directors of Listed Company for 2021” by the China Association for Public Companies, the “Best Investor Activity” by the Investor Relations Magazine, the “Most Progress in Investor Relations Award” by Hong Kong Investor Relations Association, the “Interaction of Medium and Small Investor Relations Award” and the “Institutional Friendly Communication Award” by www.p5W.net, and the “Best Communication with the Capital Market Award” and the “Best Digital Investor Relations Award” in the 5th Excellent IR in China. With the outstanding achievements of its practice in investor relations management, the Company was among the first batch of companies to have been selected for inclusion of its investor relations precedents into the case study collection of the SSE for investor relations management.

CHANGES OF THE ARTICLES OF ASSOCIATION

In accordance with the relevant requirements of the Company Law, the “Reply of the State Council on the Adjustment of the Notice Period for General Meeting and Other Matters Applicable to the Overseas Listed Companies” (Guo Han [2019] No. 97), and the “Measures for the Administration of Connected Transactions of Insurance Companies” (Yin Bao Jian Fa [2019] No. 35)20 and the “Guiding Opinions on Banking and Insurance Institutions Strengthening the Building of Working Systems and Mechanisms for Protection of Consumer Rights and Interests” (Yin Bao Jian Fa [2019] No. 38) issued by the CBIRC, the amendments to the Articles of Association were put to vote and adopted by way of special resolution at the First Extraordinary General Meeting 2021 held on 16 December 2021. The major amendments to the Articles of Association mainly include: 1. revising the notice period for general meeting, removing the requirements for shareholders who intend to attend a general meeting to give written reply to the Company and for minimum percentage of voting rights and relevant procedures for convening general meetings, and optimizing the provisions with respect to the change of registration by the holders of H shares prior to the date of a general meeting in accordance with Article 102 of the Company Law and the relevant requirements of the “Reply of the State Council on the Adjustment of the Notice Period for General Meeting and Other Matters Applicable to the Overseas Listed Companies” (Guo Han [2019] No. 97); and 2. revising the provisions of the Articles of Association with respect to the specialized committees of the Board, establishing a new Connected Transactions Control Committee under the Board of Directors of the Company, and adding the new provisions with respect to the com position of the Connected Transactions Control Committee; as well as changing the name of the Risk Management Committee under the Board of the Company to the Risk Management and Consumer Rights Protection Committee, in accordance with the relevant requirements of the “Measures for the Administration of Connected Transactions of Insurance Companies” (Yin Bao Jian Fa [2019] No. 35) and the “Guiding Opinions on Banking and Insurance Institutions Strengthening the Building of Working Systems and Mechanisms for Protection of Consumer Rights and Interests” (Yin Bao Jian Fa [2019] No. 38).

The amendments to the Articles of Association as described above shall come into effect after the approval from the CBIRC.

INTERNAL CONTROL AND RISK MANAGEMENT

The Company has consistently proceeded with tasks in compliance with the regulatory requirements of relevant regulatory authorities, such as the SSE, the HKSE, the U.S. Securities and Exchange Commission (the “SEC”) and the New York Stock Exchange, with respect to corporate internal control.

Internal Control

The Company has been devoting significant effort towards the promotion of internal control and the establishment of internal control related systems. In accordance with the requirements of Section 404 of the “U.S. Sarbanes-Oxley Act”, the “Standard Regulations on Corporate Internal Control”, the “Implementation Guidelines for Corporate Internal Control”, the “Guidance on Internal Control for Companies Listed on the Shanghai Stock Exchange”, the “Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited”, and the “Basic Standards of Internal Control for Insurance Companies” issued by the CBIRC, the Company has carried out a lot of work on its internal control system establishment, rules implementation and risk management by strictly following its corporate governance structure. The Company has also formulated and issued the “Internal Control Implementation Manual of China Life Insurance Company Limited (2021 Edition)” to strengthen the implementation of internal control standards and internal control assessments, and actively promoted the culture and philosophy of internal control, thereby continuously enhancing the internal control of the Company.

[20]

The “Measures for the Administration of Connected Transactions of Insurance Companies” (Yin Bao Jian Fa [2019] No. 35) was abolished on 1 March 2022, and the “Measures for the Administration of Connected Transactions of Banking and Insurance Institutions” (Order of the China Banking and Insurance Regulatory Commission [2022] No. 1) was implemented. The relevant amendments to the Articles of Assocation are in line with the requirements of the two aforesaid regulatory provisions.

Pursuant to the requirements of the “Notice on the Proper Preparation for Disclosure of 2021 Annual Reports of Companies Listed on the Main Board” and the “Business Guide for the Periodic Reports of Listed Companies” promulgated by the SSE, the Company shall release an Internal Control Self-assessment Report simultaneously with the publication of its 2021 annual report. Meanwhile, the Company, as an overseas private issuer, was required to provide a specific assessment report on its internal control system relating to financial reporting for the year ended 31 December 2021 in its Form 20-F (U.S. Annual Report) to be submitted to the SEC in accordance with Section 404 of the U.S. Sarbanes-Oxley Act. In accordance with the requirements of laws and regulations relating to internal control of the jurisdictions where the Company is listed, the Company has completed internal control self- assessments in relation to the requirements of Section 404 of the U.S. Sarbanes-Oxley Act and the SSE for the year ended 31 December 2021. Such assessments are conducted on an annual basis and in two stages, namely, interim assessment and supplementary test. The Company has confirmed after the assessments that its internal controls were effective. The Company has also received from its independent auditors an unqualified opinion on the effectiveness of its internal control in relation to financial reporting as at 31 December 2021. The Company’s assessment report and the report of its independent auditors will be included as an attachment to its annual report submitted to the SSE and its Form 20-F to be submitted to the SEC.

It is the responsibility of the Board of the Company to establish and effectively implement well-established internal control systems, assess their effectiveness and disclose the report on the internal control assessment. The Board and the Audit Committee are responsible for leading the implementation of internal control measures of the Company, and the Board of Supervisors supervises the internal control assessments performed by the Board. The Company has established the Risk Management Department in its headquarters and branches. The Company also conducts tests on the management level, assesses the effectiveness of the established and implemented internal control systems in accordance with the regulatory requirements of the jurisdictions where the Company is listed, and reports to the Board, the Audit Committee and the management.

In compliance with regulatory requirements and having considered the characteristics of its business and management requirements, the Company has established and implemented a series of internal control measures and procedures with respect to currency and funds, insurance operations, external investments, physical assets, information technology, financial reporting and information disclosure to ensure the safety and integrity of its assets. By strictly complying with relevant PRC laws and regulations as well as the internal rules and regulations of the Company, the quality of accounting information has been improved.

A relatively well-developed internal control system has been established in terms of team-building, sales and operations, and system management for the sales channels, such as individual insurance, bancassurance, group insurance and health insurance. This internal control system regulates the relevant authorizations and operational workflows, and effectively adopts the measures to prevent and manage risks relating to the operation of exclusive agents. The Company has promulgated clear regulations for the workflows and authorizations relating to the verification of insurance policies, insurance claims and insurance preservation. The Company has also formulated business operation standards and service quality standards, developed systems of business, document and file management, and further regulated the management of business approval authority to strengthen its control over business risk and improve the quality of its services.

In accordance with relevant laws and regulations such as the “Accounting Law of the People’s Republic of China” and the “Enterprise Accounting Standards” and taking into account the needs of the Company for its business development, operation and management, the Company has formulated and issued the “Accounting System of China Life Insurance Company Limited” and the “Accounting Practices of China Life Insurance Company Limited”. The accounting units of the Company at all levels have implemented them in strict compliance with the requirements of the accounting system and various basic systems to regulate works relating to financial accounting and preparation of financial reports. The accounting units of the Company at all levels have assigned positions in a reasonable manner, clearly defined duties and responsibilities of such positions and their scope of authority on management, and strictly prohibited employees from serving incompatible positions concurrently, thus exercising the control over financial risks in an efficient manner.

The Company has formulated the “ Measures for the Administration of the Accountability System for Major Errors in Periodic Report Disclosures of China Life Insurance Company Limited”, which set forth provisions governing the basic responsibilities of periodic report disclosures, the major errors in periodic report disclosures and the responsibility attribution. As at 31 December 2021, there has been no major error in periodic report disclosures of the Company. In order to cope with the latest regulatory requirements, enhance the confidentiality of its inside information, and register and submit information concerning persons who have knowledge of inside information, the Company, after taking into account the regulatory requirements, has revised during the Reporting Period the “Measures for the Administration of Registration of Persons Who Have Knowledge of Inside Information of China Life Insurance Company Limited”. For the purpose of strengthening the its emergency management for the information disclosure of emergencies, the Company has, after taking into account the regulatory requirements, revised the “Measures for the Emergency Management for the Information Disclosure of Emergencies of China Life Insurance Company Limited” during the Reporting Period and, after taking into account the regulatory requirements, revised the “Rules for the Administration of Information Disclosure of China Life Insurance Company Limited” and the “System of Internal Reporting of Material Information of China Life Insurance Company Limited” in 2018. In particular, the internal report on material information has been included in the indicator system under the internal control report of the Company. Persons responsible for reporting material information obtain and identify potential material information at the level of operation and management by making use of various information technologies, and submit and report such information to the President and the Board of the Company as earlier as possible. The Board then makes the final decision on whether to release the material information, and discloses the same to such extent as it considers reasonable and practicable.

The Company has established a well-developed system relating to investment decisions in accordance with the relevant laws and regulations and based on the actual situation of investment management. The system defines the approval and decision-making authority, authorization mechanism and specific decision-making procedures for investment management. All major investment decisions shall be approved and implemented in strict compliance with the internal decision-making process of the Company and the requirements of its investment management system. The Investment Decisions Committee is a permanent body of the Company for investment decisions, which is responsible for reviewing major investments and providing support to any investment decisions made by the management.

The Company has established acomprehensive information technology system to cover all aspects of IT work and formed a closed-loop control mechanism focusing on centralized review and publication, periodic inspection and continuous improvement. By conducting measures such as the inspection and evaluation of system implementation on a regular basis, the Company has facilitated the effective implementation of the system and enhanced the standardization and normalization of various IT work. Further, the Company has constantly promoted the construction of the systems of information safety and risk control, and formulated and implemented a series of effective information safety control measures at various stages of the life cycle of the IT system, thereby effectively ensuring the safe and steady operation of the Company. In 2021, the Company conducted several internal and external risk assessments to promote construction by inspection, with a view to consistently enhancing its capability of managing information safety risks.

The Risk Management Department, the Audit Department and the Legal and Compliance Department of the Company are responsible for the supervision and inspection of its internal control measures. The Company identifies issues in the areas of system design, control implementation and risk management in a timely manner through the adoption of various measures such as walk-through test, control test and risk analysis. It also eliminates loopholes, guards against risks and reduces losses by adopting various measures to improve systems, enhance legal compliance and pursue responsible persons. In 2021, the Company actively adapted to the stringent regulatory environment in the PRC and overseas financial industry and strictly complied with the regulatory requirements to constantly improve the organizational structure of internal audit and further strengthen the mechanism for internal audit management, which effectively performed the supervisory role of audit. The Company carried out the economic responsibility audit on managers at all levels, performed a series of special audits closely related to the Company’s reform for development, and conducted a variety of regular audits on anti-money laundering, connected transactions, assets and liabilities management, solvency system construction, internal control over the application of insurance funds, protection of customer s’ rights and interests, compliance of intermediary business, and insurance fraud management pursuant to regulatory requirements. Meanwhile, the Company has put more efforts on the application of audit results, and played a proactive role to supervise and direct the implementation of rectification measures for any issues identified in audit, facilitating the standardized management and compliance operation of the Company. The Company has formulated regulations with respect to the reporting, investigation, handling of and responsibility attribution for cases involving any violations of laws and regulations by employees, each being implemented by the Legal and Compliance Department , which ensures that cases involving any violations of laws and regulations by employees are handled in a timely manner, and the persons involved will be attributed to proper responsibility. The Legal and Compliance Department reports the criminal cases involving practitioners and manages the responsibility attribution of such cases in accordance with regulations such as the “Measures for the Administration of Criminal Cases Involving Banking and Insurance Institutions (for Trial Implementation)” issued by the CBIRC and internal policies such as the “Measures for the Administration of Criminal Cases (for Trial Implementation)” and the “Implementing Rules for Responsibility Attribution of Cases”. The Company has constantly optimized three lines of defense for compliance management to establish an efficient compliance management system, with a view to identifying, guarding against and mitigating material compliance risks. The Company has also fostered the concept of compliance creating value, and promoted a good interaction between the compliance management functional department of the Company and external regulators, for the purpose of enhancing the overall compliance management standard of the Company and ensuring the achievement of its goal of high-quality development.

Risk Management

Risk Management System

The Company has established an organizational system for comprehensive risk management with the ultimate responsibility assumed by the Board, under the direct leadership of the management, having reliance on the risk management departments and with the close cooperation among the relevant functional departments, and developed a 5-tier organizational structure for risk management covering the corporate governance level, the headquarters level, the provincial branches level, the local or city branches level, and the county sub-branches level. With the reliance on the 5-tier risk management and control structure, the Company has put in place three lines of defense that focus on risk management: the first line of defense consists of branches and sub- branches at all levels and various functional departments that identify, assess, address, monitor and report risks at the front end of business; the second line of defense is composed of the Risk Management and Consumer Rights Protection Committee of the Board, as well as the Risk Management Committee and the Risk Management Department of the Company that take lead in formulating the system, standard and limit for a variety of risks and make recommendations to address such risks; the third line of defense comprises the Audit Committee of the Board, as well as the internal audit department, the Office of the Discipline Inspection Committee and other departments of the Company that supervise the risk management workflows established by the Company and the procedures and actions for control of various risks. The three lines of defense have been coordinated with each other in a proactive manner to organize and commence any work in relation to risk management. By establishing the organizational structure of risk control, the Company has gradually established acriss- cross network of risk control system, with the risk management departments at all levels as leading bodies, the relevant functional departments as main bodies, the vertical decision-making control system and horizontal interactive collaboration mechanism as supporting systems and the comprehensive risk management as focus, thus laying a strong foundation for the Company to achieve a comprehensive risk management system with full coverage, all-employee participation and effective workflows.

Work in relation to Risk Management

Pursuant to the requirements of the CBIRC on the China Risk Oriented Solvency System (C-ROSS), the Company pushed forward the establishment of a solvency risk management system, and built a “1+7+N” comprehensive risk management system with the “Comprehensive Risk Management Rules” as the general principles, seven types of risks (including insurance risk, market risk, credit risk, operational risk, strategic risk, reputational risk and liquidity risk) as the key focuses, and having reliance on a series of implementing rules for business such as the “Measures for the Administration of Risk Preference System”. The Company actively implemented key risk monitoring and risk pre-warning classification management, and consistently reinforced the mechanism for formation, transmission and application of the risk preference system, which created a system for the normal management of risk preference with the statement on risk preference as the carrier, and the risk tolerance and limit indicators as the focus. Through the combination of risk preference with various lines of operation and management, the Company maintained a good interaction between risk management and business development. The Company conducts a self-assessment on solvency risk management capability every year so as to assess all work in relation to risk management in two dimensions: the soundness of the system and the effectiveness of its implementation. The Company took specific rectification measures against its own shortcomings and weaknesses, which helped enhanced its risk management standard in all aspects.

The Company followed the requirements under anti-money laundering laws and regulations, kept on improving the system for money-laundering risk management and performed the anti-money laundering obligations under the law, with a view to enhancing both the quality and efficiency of its anti-money laundering work. Meanwhile, pursuant to external regulatory requirements, the Company conducted special governance on illegal fund-raising activities and carried out the self-inspection and rectification in key risk areas, which effectively improved the Company’s precaution capability in key risk areas.

In 2021, the Company vigorously promoted the informatization of risk management, actively applied the latest advanced technologies such as big data and artificial intelligence, and further optimized and upgraded the intelligent application of anti-money laundering in greath depth, thus making significant breakthroughs in the intelligent identification of illegal fund-raising risks, monitoring of sale risk pre-warning, and risk management data mart. The informatization and intellectualization of risk management improved significantly, and the risk management capability of the Company reached a new level, which provided a strong support to the high-quality development of the Company.

Risk Identification and Control

The major risks of the Company in the course of operation and management include insurance risk, market risk, credit risk, operational risk, strategic risk, reputational risk, liquidity risk, information safety risk and ESG risk.

Insurance Risk

Insurance risk refers to the risk that exposes insurance companies to unexpected losses due to the adverse deviation of the actual situation from the projections of assumptions such as loss ratio, expense rate and lapse rate.

The Company assessed and monitored insurance risks through sensitivity analysis and other actuarial appraisal techniques, with a focus on the impact of mortality rate, morbidity rate, lapse rate and other relevantassum ptions on the Company’s operating results. The Company managed insurance risks through the following mechanisms and processes: (1) establishing an organizational structure and a system for insurance risk management, so that insurance risk management can be performed within a scientific, comprehensive and effective management system; (2) devising a system for risk limit indicators and carrying out normal monitoring analysis, so as to contain risks within a controllable range; (3) implementing an effective product development and management system to strictly control product pricing risks, and strengthening empirical analysis to offer support to pricing assumptions and assessing assumptions, in order to prevent and control insurance risks from the front end of products; (4) effectively guarding against adverse selection risks and insurance frauds through the establishment and implementation of a well-developed system for verification of insurance policies and claims, as well as the practical operation regulations; and (5) transferring and mitigating insurance risk through a scientific and reasonable reinsurance arrangement. In 2021, the Company managed insurance risks in a regulated and orderly manner, with sufficient and reasonable provisions of minimum capital for insurance risks. The Company will continuously keep a watch on the development trend of insurance risks and further enhance its capability of managing insurance risks.

Market Risk

Market risk refers to the risk that exposes the Company to unexpected losses due to adverse movement in (amongst others) interest rate, equity prices, real estate prices and exchange rate.

In order to address the market risks, the Company continued to pay attention to the risk exposures of interest rate, equity prices, real estate prices and exchange rate, monitored value at risk/mark to market (VaR/MTM), yield volatility, duration and other key market risk indicators on a regular basis, set up a 2-tier risk limit indicator and corresponding threshold values, carried out sensitivity analysis and stress test to measure the risk losses to the Company under stress scenarios, gave pre-warning of market risks and formulated contingency plans for emergencies. Currently, the proportion of each investment asset is in line with the requirements of the CBIRC and the internal management provisions of the Company. According to the results of the risk indicator monitoring and stress test, the market risk of the Company was within a normal controllable range. The Company primarily adopted the following risk control measures in 2021: (1) stepping up efforts on the study of macro economy, currency and financial policies to assess domestic and international economic and market trends in a timely manner; (2) reviewing the risks of major assets and the characteristics of their returns on a regular basis, so as to constantly optimize the model of assets allocation; (3) carrying out the effective management of open market equity exposure and making reasonable allocations; (4) increasing investment in interest rate bonds with long duration when appropriate opportunities arose, with a view to extending the duration of assets and narrowing the gap arising from the duration mismatch of assets and liabilities; and (5) facilitating the establishment of systems to improve risk monitoring and pre-warning functions and simultaneously increasing the frequency and scope of emergency exercises to acquire more experience in emergency response.

Credit Risk

Credit risk refers to the risk that exposes the Company to unexpected losses due to non-performance or delay in the performance of contractual obligations by counterparties, or adverse changes in their credit standings.

The credit risks that the Company is exposed to mainly relate to investment deposits, bond investments, nonstandard financial product investments and reinsurance arrangements, etc.

Credit Risk of Investment Business

To address the credit risks of investment business, the Company developed and continuously improved the organizational structure of credit risk management, and constantly optimized the process for credit risk management. Meanwhile, the Company established and made amendments to the management system and strengthened the implementation of such system pursuant to the regulatory requirements and management practices; strengthened the research on risks and kept on improving risk analysis, assessment, monitoring, pre-warning and emergency response standard. By relying on information technology, the Company consistently enhanced the standard of quantitative analysis on credit risks and diversified the methods used for risk management and control. The Company primarily adopted the following measures in 2021: (1) further improving the centralized credit rating process and system functions to enhance the credit risk management standard; (2) optimizing the credit risk limit management system in multiple dimensions to improve the mechanism for prevention of credit risks prior to investment; (3) strengthening the monitoring of credit risk indicators for the purposes of indicating risk exposure and any change of risk distribution in an effective manner and closely tracking down negative information; and (4) deepening efforts on the research of key industries and the credit risk outlook to enhance the capability of the Company in risk management and control during and after investment.

Reinsurance Credit Risk

Reinsurance credit risk refers to the credit risk that may possibly be faced by the Company in connection with the obligations to be undertaken by reinsurers due to their failure to perform reinsurance contracts. To address the reinsurance credit risks, the Company adopted the following measures: (1) properly setting self-retained risk limits through an effective reinsurance management system, and using reinsurance as an effective tool to transfer risks to reinsurers with a high level of solvency; (2) reviewing the relevant information of a reinsurer in the reinsurance registration system in strict compliance with the regulatory requirements prior to the execution of a reinsurance contract to ensure that the reinsurer in cooperation with the Company satisfies with the regulatory requirements; and (3) conducting credit assessment on reinsurers through internal rating to select reinsurers that have higher credit standing to mitigate credit risks.

Operational Risk

Operational risk refers to the risk of direct or indirect losses arising from incomplete internal operational processes, personnel, systems or external events.

The Company consistently implemented regulatory requirements and its operational risk management strategies, optimized the operational risk management system, and regulated the operational risk management processes, so as to enhance the effectiveness of operational risk management policies, systems and process management on an ongoing basis. The Company established an operational risk management system that combines three management tools, namely self-assessment of operational risk and its control, loss data room for operational risks and key risk indicators monitoring, and further reinforced the operational risk management at all levels of branches, so as to facilitate the vertical expansion of operational risk management network and achieve the integration of operational risk management and control with its business development. In the meanwhile, the Company reported operational risk governance to the senior management on a quarterly basis. The operational risk control measures adopted by the Company mainly included the following: (1) carrying out the classification management for operational risk and developing an operational risk management process compatible with the nature, scale and risk characteristics of the Company’s business, including the identification, assessment, control, monitoring and reporting mechanisms; (2) establishing a loss data room for operational risks to carry out the loss data collection and analysis of operational risks on a regular basis; (3) establishing a key indicator room for operational risks to organize regular monitoring of any risks that may cause losses and to take relevant control measures against them; (4) conducting self-assessments on the operational risk management and effect on a regular basis and identifying any issues in the management and control of operational risks, with a view to constantly increasing the capability of the Company in operational risk management; and (5) promoting a culture of operational risk management by organizing and conducting training courses on operational risk management. In 2021, the operational risk management was satisfactory, and losses from operational risks were controllable. With the continual improvement of the operational risk control system, the management foundation of the Company was strengthened consistently and the quality and efficiency of risk management were further enhanced.

Strategic Risk

Strategic risk refers to the risk of mismatch between strategies, market conditions and capabilities of the Company arising from ineffective formulation or implementation of strategies or changes in operational environment.

The Company set up a relatively well-developed system for strategic risk management, and established an organizational system for strategic risk management with the ultimate responsibility assumed by the Board, under the direct leadership of the management and with the division of labour and collaboration among the relevant functional departments. By taking into full account various factors such as market conditions, risk preference and capital position, the Company made planning for its medium- and long-term development and put the same into practice in annual business plans and work plans, so as to strengthen the formulation, approval, implementation and evaluation of whole process management of strategic and development planning. The Company also created an indicator system for the daily monitoring of strategic risks to monitor and analyze strategic risks on a regular basis, which ensured an effective execution of the Company’s strategic risk management. In 2021, the soundness of the Company’s strategic risk management system and the effectiveness of its implementation were maintained.

Reputational Risk

Reputational risk refers to the risk of negative comments on the Company from stakeholders, the public and the media as a result of the behaviours of the Company’s divisions at all levels, practitioners or external events, thereby causing losses, damaging brand value, being detrimental to the normal operation of the Company, and even affecting market and social stability. Reputational risk may exist in any aspect of the Company’s operation and management. The Company highly values its reputation and has incorporated reputational risk management into the corporate governance and comprehensive risk management systems to prevent reputational risk.

In 2021, the Company constantly made improvements to its system for reputational risk management to optimize relevant working mechanism and further enhance the standard of reputational risk management. For the improvement of system establishment, a sound mechanism for the evaluation and responsibility attribution of reputional risk was established to consolidate the main management responsibilities, strengthen the governance of reputational risk sources, and mitigate hidden reputational risk in an active and effective manner. The Company constantly proceeded with all tasks throughout the process, such as the identification, evaluation and disposal of reputational risk, so as to properly address any reputational risk incdients and effectively protect brand reputation. The Company also continued to offer training courses and exercises on reputational risk management to raise the risk awareness of all employees, which helped cultivate a culture of reputational risk management.

Liquidity Risk

Liquidity risk refers to the risk that the Company does not have access to sufficient funds in time or at reasonable costs to meet its liabilities or other payment obligations as they become due.

The Company established a system for liquidity risk management to define the organizational structure and responsibilities of liquidity risk management. Further, the Company developed the processes covering the identification, evaluation, monitoring, response and disposal, reporting, and rectification of liquidity risk, and organized regular emergency exercises on liquidity risks. Overall, the liquidity risk of the Company was insignificant. The Company will constantly step up its effort on liquidity risk management pursuant to the regulatory requirements and its own regulations to ensure the performance of its obligation to give insurance benefits as scheduled.

Information Safety Risk

Information safety risk refers to the operational, legal and reputational risks caused by natural factors, human factors, technological loopholes or management defects in the process of applying information technology in the Company.

The Company attached great importance to information safety risk management. Firstly, the Company set up organizations to offer protection for information safety. It established the information safety functional departments at the headquarters and provincial levels for performing the duty of information safety management at each level. Secondly, the Company developed various systems and strictly implemented such systems to ensure the standardization of information management. Thirdly, the Company optimized the safety management requirements for the full life cycle of its IT system. By conducting safety tests and quality checks on the IT system before and after it was put online, the Company consistently enhanced the safety of such system. The Company also formulated contingency plans for regular exercises to enhance its emergency response capability to address cyber attacks or safety accidents. Through the application of new c u t t i n g- edge technologies such as cloud computing and big data in all aspects, the Company built a security situational awareness platform and developed an automatic joint control mechanism focusing on joint prevention and coordination of risks for the entire network with the help from the enterprise general control center, thus achieving the centralized analysis and coordinated disposal of various safety risks. In addition, the Company constantly stepped up efforts on education for the safety awareness of employees to foster a corporate culture of “everyone places emphasis on safety”, and conducted several assessments on internal and external risks, which further enhanced the capability of the Company in information safety risk management. In 2021, there was no circumstance where the Company’s operation was affected due to the breakdown of computers or security breach.

In 2021, the Company paid great attention and actively implemented the Data Security Law of the PRC for the purpose of protecting the legitimate rights and interests of customers. It optimized its data governance structure, refined the responsibilities of divisions at all levels for data management, and improved the related data management regulations. The Company assessed the sophistication of data management capability against the national benchmarks, defined the targets to be protected for data security and the key areas for protection, achieved the classified security protection for the full life cycle such as the collection, transmission and storage of data, established a 3-dimensional data security protection system based on classified protection, and consistently strengthened the management and control of data security, in order to ensure that the data was manageable and controllable.

ESG Risk

The Company assesses ESG material issues once a year in view of the external economic, social and macro environment as well as its own development strategy, discusses and determines the risks and opportunities faced by it in relation to ESG, and regards the management and escalation of key issues as its priority of work in ESG for the year. The Board of the Company reviews and confirms the assessment results, taking into consideration the key issues as part of its formulation of an overall strategy, and exercising its supervisory function with respect to the management of such issues and their performance. In 2021, the Company established an ESG risk management system, through which five ESG risks were identified as follows: information safety risk, climate change risk, corruption risk, human resources and customer relationship management risk, and talent attraction and retention risk. The Company has devised the management strategy against the above risks in order to keep track with the risk development trend in a timely manner.

For analysis on the insurance risk, market risk, credit risk and liquidity risk of the Company, please refer to the “Risk Management” section in the Notes to the Consolidated Financial Statements of this annual report.

It should be stated that the risk management and internal control of the Company are designed with the objectives to reasonably ensure the legal compliance of business operation and management, safety of assets, truthfulness and completeness of financial reports and relevant information, improvement of operating efficiency and effectiveness, and accomplishment of development strategy. Given the inherent limitations on risk management and internal control, the Company can only provide reasonable assurance with respect to the accomplishment of the above objectives.

OTHER INFORMATION

BASIC INFORMATION OF THE COMPANY

Registered Name in Chinese

Registered Name in English	China Life Insurance Company Limited (“China Life”)

Legal Representative	Yuan Changqing (assuming the roles and duties of the Chairman of the Board and the legal representative of the Company)

Registered Office Address/ Current Office Address	16 Financial Street, Xicheng District, Beijing, P.R. China

Postal Code	100033

Telephone	86-10-63633333

Investor Relations Hotline	86-10-63631329

Customer Service Hotline	95519

Fax	86-10-66575722

Website	www.e-chinalife.com

Email	ir@e-chinalife.com

Hong Kong Office Address	16/F, Tower A, China Life Centre, One Harbour Gate, 18 Hung Luen Road, Hung Hom, Kowloon, Hong Kong

Telephone	852-29192628

CONTACT INFORMATION

	Board Secretary	Securities Representative

Name	Li Mingguang	Li Yinghui

Office Address	16 Financial Street, Xicheng District, Beijing, P.R. China	16 Financial Street, Xicheng District, Beijing, P.R. China

Telephone	86-10-63631329	86-10-63631191

Fax	86-10-66575112	86-10-66575112

Email	ir@e-chinalife.com	liyh@e-chinalife.com

*	Ms. Li Yinghui, Securities Representative of the Company, is also the main contact person of the external Company Secretary engaged by the Company

INFORMATION DISCLOSURE AND PLACE FOR OBTAINING THE REPORT

Media and Websites for the Company’s A Share Disclosure	China Securities Journal (www.cs.com.cn) Securities Times (www.stcn.com) Securities Daily (www.zqrb.cn)

CSRC’s Designated Website for the Company’s Annual Report Disclosure	www.sse.com.cn

The Company’s H Share Disclosure Websites	HKExnews website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk The Company’s website at www.e-chinalife.com

The Company’s Annual Report may be obtained at	12/F, Tower A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, P.R. China

STOCK INFORMATION

Stock Type	Exchanges on which the Stocks are Listed	Stock Short Name	Stock Code

A Share	Shanghai Stock Exchange	China Life	601628

H Share	The Stock Exchange of Hong Kong Limited	China Life	2628

ADR	New York Stock Exchange	–	LFC

OTHER RELEVANT INFORMATION

H Share Registrar and Transfer Office	Computershare Hong Kong Investors Services Limited	Address: Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Depositary of ADR	Deutsche Bank	Address: 60 Wall Street, New York, NY 10005

Domestic Legal Adviser	King & Wood Mallesons

International Legal Advisers	Latham & Watkins LLP	Debevoise & Plimpton LLP

	Domestic Auditor	International Auditor

	PricewaterhouseCoopers Zhong Tian LLP	PricewaterhouseCoopers

Auditors of the Company	Address: 11/F, PricewaterhouseCoopers Center, 2 Link Suqare, 202 Hubin Road, Huangpu District, Shanghai, PRC	Address: 22/F, Prince’s Building, Central, Hong Kong

	Name of the Signing Auditors: Zhou Xing, Tu Yi	Name of the Certified Auditor: Yip Siu Foon, Linda

INDEX OF INFORMATION DISCLOSURE ANNOUNCEMENTS

Serial No.	Items	Date of disclosure
1	Announcement on the Progress of Connected Transaction in relation to the Formation of the Partnership	2021/1/5
2	Announcement of Premium Income	2021/1/13
3	Announcement – Resignation of Non-executive Director	2021/1/18
4	Election of Language and Means of Receipt of Corporate Communication	2021/1/18
5	Reply Form	2021/1/18
6	Announcement – Forfeiture of Unclaimed Dividends	2021/2/5
7	Announcement – Resignation of Non-executive Director	2021/2/7
8	Announcement of Premium Income	2021/2/22
9	Announcement – Re-election of Employee Representative Supervisors	2021/2/25
10	Notice of Board Meeting	2021/3/11
11	Announcement of Premium Income	2021/3/12
12	Voluntary Announcement – Convening of 2020 Annual Results Briefing	2021/3/17
13	Announcement of Results for the Year Ended 31 December 2020	2021/3/25
14	China Life Insurance Company Limited 2020 Environmental, Social and Governance & Social Responsibility Report	2021/3/25
15	Summary of Solvency Quarterly Report of Insurance Company (Fourth Quarter of 2020)	2021/3/25
16	Announcement – Nomination of Directors	2021/3/25
17	Announcement – Nomination of Non-employee Representative Supervisor	2021/3/25
18	Overseas Regulatory Announcement – China Life Insurance Company Limited – Announcement on Changes in Accounting Estimates	2021/3/25
19	Announcement of Premium Income	2021/4/13
20	Notice of Board Meeting	2021/4/14
21	Annual Report 2020	2021/4/15
22	Reports of the Board of Directors & the Board of Supervisors for 2020, Financial Report and Profit Distribution Plan for 2020, Remuneration of Directors & Supervisors, Election of Directors, Election of Non-employee Representative Supervisors, Renewal of Liability Insurance for Directors, Supervisors & Senior Management, Continued Donations to China Life Foundation, Duty Report of the Independent Directors for 2020, Report on the Overall Status of Connected Transactions for 2020 & Notice of AGM	2021/4/15
23	Notice of Annual General Meeting	2021/4/15
24	Form of Proxy of Holders of H Shares for use at the Annual General Meeting of the Company to be held on Wednesday, 30 June 2021	2021/4/15
25	Reply Slip of H Share Shareholders	2021/4/15
26	Notification Letter and Change Request Form to Registered Shareholders	2021/4/15
27	Notification Letter and Request Form to Non-Registered Shareholders	2021/4/15
28	Announcement – Estimated Profit Increase for the First Quarter of 2021	2021/4/21

Serial No.	Items	Date of disclosure
29	2021 First Quarter Report	2021/4/28
30	Summary of Solvency Quarterly Report of Insurance Company (First Quarter of 2021)	2021/4/28
31	Announcement – Proposed Change of Auditors	2021/4/28
32	Overseas Regulatory Announcement – China Life Insurance Company Limited – Announcement on Changes in Accounting Estimates	2021/4/28
33	Announcement of Premium Income	2021/5/13
34	Appointment of Auditors for the Year 2021, General Mandate to Issue H Shares and Supplemental Notice of Annual General Meeting	2021/5/25
35	Supplemental Notice of Annual General Meeting	2021/5/25
36	Supplemental Form of Proxy of Holders of H Shares for use at the Annual General Meeting of the Company to be held on Wednesday, 30 June 2021	2021/5/25
37	Notification Letter and Change Request Form to Registered Shareholders	2021/5/25
38	Notification Letter and Request Form to Non-Registered Shareholders	2021/5/25
39	Announcement of Premium Income	2021/6/15
40	Announcement – Approval of Qualification of Independent Director by the CBIRC and Resignation of Independent Director	2021/6/30
41	Announcement – Resolutions Passed at the Annual General Meeting, Election of Members of the Seventh Session of the Board of Directors and the Board of Supervisors, Change of Auditors and Distribution of Final Dividend	2021/6/30
42	Announcement on Qualification of Executive Director	2021/7/6
43	Announcement of Premium Income	2021/7/14
44	Announcement – Election of Employee Representative Supervisor	2021/8/2
45	Announcement of Premium Income	2021/8/12
46	Notice of Board Meeting	2021/8/13
47	Voluntary Announcement – Convening of 2021 Interim Results Briefing	2021/8/16
48	Announcement of Unaudited Interim Results for the Six Months Ended 30 June 2021	2021/8/25
49	Announcement – Proposed Amendments to the Articles of Association	2021/8/25
50	Announcement on the Progress of Connected Transaction in relation to a Partnership	2021/8/25
51	Summary of Solvency Quarterly Report of Insurance Company (Second Quarter of 2021)	2021/8/25
52	Overseas Regulatory Announcement – China Life Insurance Company Limited – Announcement on Changes in Accounting Estimates	2021/8/25
53	Announcement of Premium Income	2021/9/13
54	2021 Interim Report	2021/9/15

Serial No.	Items	Date of disclosure
55	Notification Letter and Change Request Form to Registered Shareholders	2021/9/15
56	Notification Letter and Request Form to Non-Registered Shareholders	2021/9/15
57	Proposed Amendments to the Articles of Association, the Procedural Rules for the Shareholders’ General Meetings and the Procedural Rules for the Board of Directors’ Meetings and Notice of the First Extraordinary General Meeting 2021	2021/9/28
58	Notice of the First Extraordinary General Meeting 2021	2021/9/28
59	Form of Proxy of Holders of H Shares for use at the First Extraordinary General Meeting 2021 of the Company to be held on Thursday, 16 December 2021	2021/9/28
60	Reply Slip of Holders of H Shares	2021/9/28
61	Notification Letter and Change Request Form to Registered Shareholders	2021/9/28
62	Notification Letter and Request Form to Non-Registered Shareholders	2021/9/28
63	Announcement of Premium Income	2021/10/15
64	Announcement – Approval of Qualification of Independent Director by the CBIRC and Retirement of Independent Director	2021/10/18
65	Notice of Board Meeting	2021/10/18
66	Announcement – Approval of Qualification of Supervisors by the CBIRC and Resignation of Supervisor	2021/10/19
67	2021 Third Quarter Report	2021/10/28
68	Announcement – Supplementary Information regarding Compensation of Directors, Supervisors and Senior Management Members in 2020	2021/10/28
69	Announcement – Continuing Connected Transactions under the Agreement for Entrusted Investment and Management and Operating Services with respect to Alternative Investments with Insurance Funds	2021/10/28
70	Summary of Solvency Quarterly Report of Insurance Company (Third Quarter of 2021)	2021/10/28
71	Overseas Regulatory Announcement – China Life Insurance Company Limited - Announcement on Changes in Accounting Estimates	2021/10/28
72	Announcement of Premium Income	2021/11/12
73	Announcement on the Progress of Connected Transaction in relation to a Partnership	2021/11/19
74	Renewal of Continuing Connected Transactions and Supplemental Notice of the First Extraordinary General Meeting 2021	2021/11/29
75	Supplemental Notice of the First Extraordinary General Meeting 2021	2021/11/29
76	Supplemental Form of Proxy of Holders of H Shares for use at the First Extraordinary General Meeting 2021 of the Company to be held on Thursday, 16 December 2021	2021/11/29

Serial No.	Items	Date of disclosure
77	Notification Letter and Change Request Form to Registered Shareholders	2021/11/29
78	Notification Letter and Request Form to Non-Registered Shareholders	2021/11/29
79	Announcement of Premium Income	2021/12/13
80	Announcement – Resolutions Passed at the First Extraordinary General Meeting 2021	2021/12/16
81	Announcement – Connected Transaction – Formation of Partnership	2021/12/16
82	Announcement – Renewal of Continuing Connected Transactions under the Policy Management Agreement	2021/12/16
83	Announcement – Connected Transactions – Investment in Partnerships through Equity Investment Plans	2021/12/16
84	Announcement – Connected Transactions – Acquisition of Creditor’s Rights on the Trust Loan through Asset-backed Plan	2021/12/16
85	Supplemental Announcement – Connected Transactions in relation to the Formation of Partnerships	2021/12/29

DEFINITIONS AND MATERIAL RISK ALERT

In this report, unless the context otherwise requires, the following expressions have the following meanings:

China Life, the Company[21]	China Life Insurance Company Limited and its subsidiaries

CLIC	China Life Insurance (Group) Company, the controlling shareholder of the Company

AMC	China Life Asset Management Company Limited, a non—wholly owned subsidiary of the Company

Pension Company	China Life Pension Company Limited, a non-wholly owned subsidiary of the Company

AMP	China Life AMP Asset Management Company Limited, an indirect non-wholly owned subsidiary of the Company

CLWM	China Life Wealth Management Company Limited, an indirect non-wholly owned subsidiary of the Company

CGB	China Guangfa Bank Co., Ltd., an associate of the Company

CLP&C	China Life Property and Casualty Insurance Company Limited, a non-wholly owned subsidiary of CLIC

CLI	China Life Investment Management Company Limited, the former China Life Investment Holding Company Limited, a wholly- owned subsidiary of CLIC

China Life Capital	China Life Capital Investment Company, an indirect wholly-owned subsidiary of CLIC

Ministry of Finance	Ministry of Finance of the People’s Republic of China

CBIRC	China Banking and Insurance Regulatory Commission

CSRC	China Securities Regulatory Commission

HKSE	The Stock Exchange of Hong Kong Limited

SSE	Shanghai Stock Exchange

Company Law	Company Law of the People’s Republic of China

Insurance Law	Insurance Law of the People’s Republic of China

Securities Law	Securities Law of the People’s Republic of China

Articles of Association	Articles of Association of China Life Insurance Company Limited

China or PRC	For the purpose of this report, “China” or “PRC” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region

ESG	Environment, Social and Governance

RMB	Renminbi Yuan

Material Risk Alert:

The risks faced by the Company primarily include risks relating to macro trends, insurance risk, market risk, credit risk, operational risk, strategic risk, reputational risk, liquidity risk, information safety risk and ESG risk, etc. The Company has adopted various measures to manage and control different risks effectively. For details, please refer to the “Future Prospect” in the section headed “Management Discussion and Analysis” and the “Internal Control and Risk Management” in the section headed “Corporate Governance” of this report.

[21]	Except for “the Company” referred to in the Consolidated Financial Statements.

FINANCIAL REPORT

Independent Auditor’s Report

To the Shareholders of China Life Insurance Company Limited

(incorporated in the People’s Republic of China with limited liability)

OPINION

What we have audited

The consolidated financial statements of China Life Insurance Company Limited (the “Company”) and its subsidiaries (the “Group”) which are set out on pages 131 to 252, which comprise:

•	the consolidated statement of financial position as at 31 December 2021;

•	the consolidated statement of comprehensive income for the year then ended;

•	the consolidated statement of changes in equity for the year then ended;

Independent Auditor’s Report (continued)

OPINION (continued)

What we have audited (continued)

•	the consolidated statement of cash flows for the year then ended; and

•	the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

Our opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2021, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing (“ISAs”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (“IESBA Code”), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matters identified in our audit are summarised as follows:

•	Long-term insurance contract liabilities

•	Impairment tests for investments in associates and joint ventures

•	Fair value of level 3 financial assets

Independent Auditor’s Report (continued)

KEY AUDIT MATTERS (continued)

Key Audit Matter

Long-term insurance contract liabilities

Refer to Notes 2.12 and 15 to the consolidated financial statements.

At 31 December 2021, the Group had long-term insurance contract liabilities with the amount of RMB3,379.60 billion, accounting for 76.73% of the Group’s total liabilities.

The Group uses the discounted cash flow method to estimate the reserve of long-term insurance contracts which includes a reasonable estimate of liability, a risk margin and a residual margin.

We have identified the Group’s long-term insurance contract liabilities as a key audit matter due to:

•	The complexity of the actuarial models to develop the reserve of long-term insurance contracts;

•	Significant judgements involved in the actuarial assumptions related to mortality rates, morbidity rates, lapse rates, discount rates and expenses assumptions. Changes in these assumptions could have significant effects on long-term insurance contract liabilities.

How our audit addressed the Key Audit Matter

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Group’s long-term insurance contract liabilities estimation processes, including controls over management’s review of the actuarial models, the actuarial assumptions, the actuarial methodologies and the data inputs used.

With the assistance of our actuarial experts, we performed the following audit procedures:

•	Comparing the methodologies, actuarial models and actuarial assumptions used by the Group to recognised actuarial practices;

•	Testing the completeness and accuracy of the underlying insurance policy data used in the valuation on a sample basis;

•	Assessing the reasonableness of the act uarial assumptions by considering the Group’s rationale for the actuarial judgements applied along with comparison to industry data and historical experience;

•	Performing an independent actuarial modelling and recalculation of the long—term insurance contract liabilities on a sample basis and comparing our result to the result from the Group’s actuarial models;

•	Performing analytical procedures over the movement of long-term insurance contract liabilities considering the appropriateness of changes in the actuarial assumptions in the reporting period.

Based on the above procedures, we found that the actuarial models applied and key assumptions adopted to estimate the reserve for long-term insurance contracts were supportable by the evidence we gathered.

Independent Auditor’s Report (continued)

KEY AUDIT MATTERS (continued)

Key Audit Matter

Impairment tests for investments in associates and joint ventures

Refer to Notes 3.3 and 9 to the consolidated financial statements.

At 31 December 2021, the Group held investments in associates and joint ventures, with a carrying value of

RMB257.95 billion, accounting for 5.27% of the Group’s total assets.

According to the impairment testing results performed by the Group, no impairment loss was recognised for the year ended 31 December 2021. The Group had accumulatively recognised impairment provision of RMB3.22 billion by the end of 2021 on these investments.

We have identified the impairment tests for investments in associates and joint ventures as a key audit matter due to the significant estimates and judgements involved in management’s assessment including discount rates and expected future cash flows.

How our audit addressed the Key Audit Matter

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Group’s impairment tests for these investments, including controls over management’s review of the impairment test methodology and the significant assumptions used in the valuation.

With the assistance of our valuation experts, we performed the following audit procedures:

•	Evaluating the appropriateness of the Group’s impairment methodology by referring to valuation guidelines and industry practices;

•	Comparing the discount rates used by the Group in the impairment tests with the discount rates developed by using the weighted average cost of capital model;

•	Testing the completeness and accuracy of the underlying key data used by the Group in the cash flows projections;

•	Comparing the significant assumptions used by the Group in the impairment tests to the historical business results of these investments and industry data to assess the reasonableness of the assumptions used.

Based on the above procedures, we found that the significant estimates and judgements involved in impairment tests for investments in associates and joint ventures were supportable by the evidence we gathered.

Independent Auditor’s Report (continued)

KEY AUDIT MATTERS (continued)

Key Audit Matter

Fair value of level 3 financial assets

Refer to Note 4.4 to the consolidated financial statements.

At 31 December 2021, the Group held level 3 financial assets measured at fair value, with a carrying value of RMB349.13 billion, accounting for 7.14% of the Group’s total assets.

These level 3 financial assets primarily include unlisted equity securities and unlisted debt securities, which are accounted for as available-for-sale securities at fair value or securities at fair value through profit or loss. The fair values of these financial assets are measured using valuation techniques based on significant unobservable inputs.

We have identified the fair value of the Group’s level 3 financial assets as a key audit matter due to the significant estimates and judgements involved in the determination of valuation techniques, significant assumptions and significant unobservable inputs.

How our audit addressed the Key Audit Matter

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Group’s fair value measurement of level 3 financial assets, including controls over management’s review of the valuation techniques, the significant assumptions and the significant unobservable inputs used in the fair value measurements.

With the assistance of our valuation experts, we performed the following audit procedures:

•	Evaluating the appropriateness of the Group’s valuation techniques, significant assumptions by referring to industry practices and valuation guidelines;

•	Testing the significant unobservable inputs used by the Group in determining the fair values and assessing the reasonableness of these inputs by comparing them to information available from third-party sources or market data;

•	Independently developing fair value estimates and comparing them to the Group’s valuation results on a sample basis.

Based on the above procedures, we found that the significant estimates and judgements involved in determining the fair value of level 3 financial instruments were supportable by the evidence we gathered.

OTHER INFORMATION

The directors of the Company are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Independent Auditor’s Report (continued)

RESPONSIBILITIES OF DIRECTORS AND THOSE CHARGED WITH GOVERNANCE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

Independent Auditor’s Report (continued)

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

•

Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Yip Siu Foon, Linda.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong,

24 March 2022

Consolidated Statement of Financial Position

As at 31 December 2021

	Notes	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million
			(Restated Note 35(f)(ii))
ASSETS
Property, plant and equipment	6	54,398	52,747
Right-of-use assets	7	2,518	3,076
Investment properties	8	13,374	14,217
Investments in associates and joint ventures	9	257,953	239,584
Held-to-maturity securities	10.1	1,533,753	1,189,369
Loans	10.2	666,087	658,535
Term deposits	10.3	529,488	545,678
Statutory deposits – restricted	10.4	6,333	6,333
Available-for-sale securities	10.5	1,429,287	1,215,603
Securities at fair value through profit or loss	10.6	206,771	161,570
Securities purchased under agreements to resell	10.7	12,915	7,947
Accrued investment income	10.8	51,097	45,200
Premiums receivable	12	20,361	20,730
Reinsurance assets	13	6,630	6,095
Other assets	14	39,559	29,040
Deferred tax assets	29	121	87
Cash and cash equivalents		60,440	56,655

Total assets		4,891,085	4,252,466

The notes on pages 138 to 252 form an integral part of these consolidated financial statements.

Consolidated Statement of Financial Position (continued)

As at 31 December 2021

	Notes	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million
			(Restated Note 35(f)(ii))
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	15	3,419,899	2,973,225
Investment contracts	16	313,594	288,212
Policyholder dividends payable		124,949	122,510
Interest-bearing loans and borrowings	17	18,686	19,556
Lease liabilities		2,182	2,664
Bonds payable	18	34,994	34,992
Financial liabilities at fair value through profit or loss		3,416	3,732
Securities sold under agreements to repurchase	19	239,446	122,249
Annuity and other insurance balances payable		56,818	55,031
Premiums received in advance		48,699	53,021
Other liabilities	20	133,676	104,476
Deferred tax liabilities	29	7,481	15,286
Current income tax liabilities		248	191
Statutory insurance fund	21	339	384

Total liabilities		4,404,427	3,795,529

Equity
Share capital	36	28,265	28,265
Reserves	37	249,055	237,935
Retained earnings		201,265	183,856

Attributable to equity holders of the Company		478,585	450,056

Non-controlling interests		8,073	6,881

Total equity		486,658	456,937

Total liabilities and equity		4,891,085	4,252,466

Approved and authorised for issue by the Board of Directors on 24 March 2022.

Yuan Changqing	Su Hengxuan
Director	Director

The notes on pages 138 to 252 form an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2021

	Notes	2021 RMB million	2020 RMB million
			(Restated Note 35(f)(ii))
REVENUES
Gross written premiums	5	618,327	612,265

Less: premiums ceded to reinsurers	5	(8,015)	(6,053)

Net written premiums		610,312	606,212
Net change in unearned premium reserves		939	(1,546)

Net premiums earned		611,251	604,666

Investment income	22	178,387	154,497
Net realised gains on financial assets	23	20,344	14,583
Net fair value gains through profit or loss	24	4,943	21,900
Other income		10,005	9,403

Total revenues		824,930	805,049

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	25	(121,354)	(113,609)
Accident and health claims and claim adjustment expenses	25	(55,030)	(52,395)
Increase in insurance contract liabilities	25	(442,370)	(414,797)
Investment contract benefits	26	(10,628)	(9,846)
Policyholder dividends resulting from participation in profits		(26,511)	(28,279)
Underwriting and policy acquisition costs		(65,744)	(84,361)
Finance costs	27	(5,598)	(3,747)
Administrative expenses		(40,808)	(37,706)
Statutory insurance fund contribution	21	(1,253)	(1,229)
Other expenses		(15,467)	(12,270)

Total benefits, claims and expenses		(784,763)	(758,239)

Net gains on investments of associates and joint ventures	9	10,328	7,666
Including: share of profit of associates and joint ventures		10,328	8,336

Profit before income tax	28	50,495	54,476

Income tax	29	1,917	(3,103)

Net profit		52,412	51,373

Attributable to:
– Equity holders of the Company		50,921	50,257
– Non-controlling interests		1,491	1,116
Basic and diluted earnings per share	31	RMB1.80	RMB1.77

The notes on pages 138 to 252 form an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income (continued)

For the year ended 31 December 2021

	Note	2021 RMB million	2020 RMB million
			(Restated Note 35(f)(ii))
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains on available-for-sale securities		17,065	52,547
Amount transferred to net profit from other comprehensive income		(21,722)	(14,386)
Portion of fair value changes on available-for-sale securities attributable to policyholders equity		(1,793)	(3,959)
Share of other comprehensive income of associates and joint ventures under the equity method		1,260	672
Exchange differences on translating foreign operations		(398)	(986)
Income tax relating to components of other comprehensive income	29	1,098	(8,482)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		(4,490)	25,406

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Share of other comprehensive income of associates and joint ventures under the equity method		(59)	344

Other comprehensive income for the year, net of tax		(4,549)	25,750

Total comprehensive income for the year, net of tax		47,863	77,123

Attributable to:
– Equity holders of the Company		46,358	75,956
– Non-controlling interests		1,505	1,167

The notes on pages 138 to 252 form an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2021

	Attributable to equity holders of the Company				Non-controlling interests	Total
	Share capital	Other equity instruments	Reserves	Retained earnings
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
	(Note 36)		(Note 37)
As at 1 January 2020 (Restated Note 35(f)(ii))	28,265	7,791	197,266	170,458	5,580	409,360
Net profit	—	—	—	50,257	1,116	51,373
Other comprehensive income	—	—	25,699	—	51	25,750

Total comprehensive income	—	—	25,699	50,257	1,167	77,123

Transactions with owners
Appropriation to reserves (Note 37)	—	—	16,025	(16,025)	—	—
Dividends paid	—	—	—	(20,834)	—	(20,834)
Dividends to non-controlling interests	—	—	—	—	(174)	(174)
Others	—	(7,791)	(1,055)	—	308	(8,538)

Total transactions with owners	—	(7,791)	14,970	(36,859)	134	(29,546)

As at 31 December 2020	28,265	—	237,935	183,856	6,881	456,937

As at 1 January 2021	28,265	—	237,935	183,856	6,881	456,937
Net profit	—	—	—	50,921	1,491	52,412
Other comprehensive income	—	—	(4,608)	—	14	(4,594)

Total comprehensive income	—	—	(4,608)	50,921	1,505	47,818

Transactions with owners
Appropriation to reserves (Note 37)	—	—	15,378	(15,378)	—	—
Dividends paid (Note 33)	—	—	—	(18,089)	—	(18,089)
Dividends to non-controlling interests	—	—	—	—	(359)	(359)
Reserves to retained earnings (Note 37)	—	—	45	(45)	—	—
Others	—	—	305	—	46	351

Total transactions with owners	—	—	15,728	(33,512)	(313)	(18,097)

As at 31 December 2021	28,265	—	249,055	201,265	8,073	486,658

The notes on pages 138 to 252 form an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

For the year ended 31 December 2021

	2021 RMB million	2020 RMB million
		(Restated Note 35(f)(ii))
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	50,495	54,476

Adjustments for:
Investment income	(178,387)	(154,497)
Net realised and unrealised gains on financial assets	(25,287)	(36,483)
Insurance contracts	445,472	419,866
Depreciation and amortisation	5,287	5,162
Foreign exchange losses/(gains)	(645)	(119)
Net gains on investments of associates and joint ventures	(10,328)	(7,666)
Changes in operating assets and liabilities:
Increase in securities at fair value through profit or loss, net	(44,527)	(21,954)
Financial liabilities at fair value through profit or loss	(1,478)	3,004
Receivables and payables	47,129	40,598
Income tax paid	(5,862)	(3,263)
Interest received – securities at fair value through profit or loss	3,753	4,120
Dividends received – securities at fair value through profit or loss	826	775

Net cash inflow/(outflow) from operating activities	286,448	304,019

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities:
Disposals of debt investments	37,708	36,774
Maturities of debt investments	196,596	198,640
Disposals of equity investments	385,308	308,406
Disposals of property, plant and equipment	341	57
Disposals of subsidiaries	559	2,175
Purchases:
Debt investments	(745,973)	(593,917)
Equity investments and subsidiaries	(409,676)	(338,306)
Property, plant and equipment	(5,475)	(7,469)
Investments in associates and joint ventures	(7,072)	(14,942)
Decrease/(Increase) in term deposits, net	17,748	(10,947)
Increase in securities purchased under agreements to resell, net	(2,804)	(3,850)
Interest received	142,311	126,848
Dividends received	32,177	29,590
Increase in policy loans, net	(35,479)	(25,858)

Net cash inflow/(outflow) from investing activities	(393,731)	(292,799)

The notes on pages 138 to 252 form an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows (continued)

For the year ended 31 December 2021

	2021 RMB million	2020 RMB million
		(Restated Note 35(f)(ii))
CASH FLOWS FROM FINANCING ACTIVITIES
Increase in securities sold under agreements to repurchase, net	117,211	4,912
Interest paid	(8,194)	(3,779)
Repayment of borrowings	—	(6,505)
Dividends paid to equity holders of the Company	(18,089)	(20,834)
Dividends paid to non-controlling interests	(372)	(161)
Cash received from borrowings	—	6,822
Payment of lease liabilities	(1,517)	(1,478)
Cash paid for redemption of other equity instruments	—	(9,060)
Capital injected into subsidiaries by non-controlling interests	22,850	22,846
Cash received related to other financing activities	—	1,069
Cash paid related to other financing activities	(750)	(1,592)

Net cash inflow/(outflow) from financing activities	111,139	(7,760)

Foreign exchange gains/(losses) on cash and cash equivalents	(71)	(144)

Net increase in cash and cash equivalents	3,785	3,316

Cash and cash equivalents
Beginning of the year	56,655	53,339

End of the year	60,440	56,655

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	60,256	56,536
Short-term bank deposits	184	119

The notes on pages 138 to 252 form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

For the year ended 31 December 2021

1	ORGANISATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or the “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (“CLIC”, formerly China Life Insurance Company) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activities are the writing of life, health, accident and other types of personal insurance business; reinsurance business for personal insurance business; fund management business permitted by national laws and regulations or approved by the State Council of the People’s Republic of China, etc.

The Company is a joint stock company incorporated in the PRC with limited liability. The address of its registered office is

16 Financial Street, Xicheng District, Beijing, the PRC. The Company is listed on the New York Stock Exchange, the Stock Exchange of Hong Kong Limited, and the Shanghai Stock Exchange.

These consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. These consolidated financial statements have been approved and authorised for issue by the Board of Directors on 24 March 2022.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The Group has prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRSs”), amendments to IFRSs and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the applicable disclosure requirements of the Hong Kong Companies Ordinance. The Group has prepared the consolidated financial statements under the historical cost convention, except for financial assets and liabilities at fair value through profit or loss, available for sale securities, insurance contract liabilities and certain property, plant and equipment at deemed cost as part of the Restructuring process. The preparation of financial statements in compliance with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2021

Standards/Amendments	Content	Effective for annual periods beginning on or after

IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Amendments	Interest Rate Benchmark Reform – Phase 2	1 January 2021
Amendments to IFRS 16	Covid-19-Related Rent Concessions beyond 30 June 2021	1 April 2021

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2021 (continued)

IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Amendments – Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Amendments Interest Rate Benchmark Reform – Phase 2. The amendments address issues not dealt with in the previous amendments which affect financial reporting when an existing interest rate benchmark is replaced with an alternative benchmark rate. The key reliefs provided by the Phase 2 amendments are as follows:

•

Changes to contractual cash flows. When changing the basis for determining contractual cash flows for financial assets and liabilities (including lease liabilities), the reliefs have the effect that the changes that are required by an interest rate benchmark reform (that is, are necessary as a direct consequence of IBOR reform and are economically equivalent) will not result in an immediate gain or loss in the income statement.

•

Hedge accounting. The hedge accounting reliefs will allow most IAS 39 or IFRS 9 hedge relationships that are directly affected by IBOR reform to continue. However, additional ineffectiveness might need to be recorded.

The amendments are effective for annual periods beginning on or after 1 January 2021 and shall be applied retrospectively, but entities are not required to restate the comparative information.

The Group had certain interest-bearing bank borrowings denominated in US dollars and Euros based on the London

Interbank Offered Rate (“LIBOR”) and the Europe Interbank Offered Rate (“EURIBOR”) as at 31 December 2021. If the interest rates of these borrowings are replaced by alternative benchmark rates in a future period, the Group will apply this practical expedient upon the modification of these borrowings when the “economically equivalent” criterion is met and expects that no significant modification gain or loss will arise as a result of applying the amendments to these changes.

IFRS 16 Amendment – Covid-19-Related Rent Concessions beyond 30 June 2021

In May 2020, the IASB issued the amendment to IFRS 16 Leases to provide an optional relief to lessees from applying IFRS 16’s guidance on lease modification accounting for rent concessions arising as a direct consequence of COVID-19. The amendment does not apply to lessors.

In March 2021, the IASB has extended by one year the application period of the practical expedient in IFRS 16 Leases to help lessees accounting for covid-19-related rent concessions.

The Group has adopted the amendment on 1 April 2021. Because the Group was not provided with a significant amount of rent concessions arising as a direct consequence of COVID-19, the amendment did not have any significant impact on the Group’s consolidated financial statements.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are effective for the financial year ended 31 December 2021 but temporary exemption is applied by the Group

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS9	Financial Instruments	1 January 2018

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. Based on the current assessment, the Group expects that the adoption of IFRS 9 will have a significant impact on the consolidated financial statements. The Group has adopted the temporary exemption permitted in the Amendments to IFRS 4 Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (“IFRS 4 Amendment”) to apply IAS 39 rather than IFRS 9, until the effective date of IFRS 17. Refer to Note 34 for more details.

Classification and measurement

IFRS 9 requires that the Group classifies debt instruments based on the combined effect of application of business models (hold to collect contractual cash flows, hold to collect contractual cash flows and sell financial assets or other business models) and contractual cash flow characteristics (solely payments of principal and interest on the principal amount outstanding or not). Debt instruments not giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at fair value through profit or loss. Other debt instruments giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at amortised cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss, based on their respective business models. The Group analysed the contractual cash flow characteristics of financial assets as at 31 December 2021 and made relevant disclosures in Note 34.

Equity instruments would generally be measured at fair value through profit or loss unless the Group elects to measure at FVOCI for certain equity investments not held for trading. This will result in unrealised gains and losses on equity instruments currently classified as available-for-sale securities being recorded in income going forward. Currently, these unrealised gains and losses are recognised in other comprehensive income (“OCI”). If the Group elects to record equity investments at FVOCI, gains and losses would be recognised in retained earnings when the instruments be disposed, except for the received dividends which do not represent a recovery of part of the investment cost.

Impairment

IFRS 9 replaces the “incurred loss” model with the “expected credit loss” model which is designed to include forward-looking information. The Group is in the process of developing and testing the key models required under IFRS 9 and analysing the impact on the expected loss provision; the Group believes that the provision for debt instruments of the Group under the “expected credit loss” model would be larger than that under the previous “incurred loss” model.

Hedge accounting

The Group does not apply the hedge accounting currently, so the Group expects that the new hedge accounting model under IFRS 9 will have no impact on the Group’s consolidated financial statements.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2021

Standards/Amendments	Content	Effective for annual periods beginning on or after

Amendments to IFRS 3	Update Reference to the Conceptual Framework Property,	1 January 2022
Amendments to IAS 16	Plant and Equipment: Proceeds before intended use	1 January 2022
Amendments to IAS 37	Onerous Contracts – Cost of Fulfilling a Contract Annual	1 January 2022
Annual improvements	Improvements to IFRS Standards 2018-2020 Cycle	1 January 2022
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	1 January 2023
IFRS 17	Insurance Contracts	1 January 2023
Amendment to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	1 January 2023
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	No mandatory effective date yet determined but available for adoption

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

IFRS 17 – Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure, which replaces IFRS 4 Insurance Contracts.

In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies for measurement purposes, IFRS 17 provides a comprehensive model (the general model) for insurance contracts, supplemented by the variable fee approach for contracts with direct participation features and the premium allocation approach mainly for short-duration which typically applies to certain non-life insurance contracts.

The main features of the new accounting model for insurance contracts are as follows:

•	The fulfilment cash flows including the expected present value of future cash flows and explicit risk adjustment, remeasured every reporting period;

•	A contractual service margin represents the unearned profitability of the insurance contracts and is recognised in profit or loss over the coverage period;

•	Certain changes in the expected present value of future cash flows are adjusted against the contractual service margin and thereby recognised in profit or loss over the remaining coverage period;

•	The effect of changes in discount rates will be reported in either profit or loss or OCI, determined by an accounting policy choice;

•	The recognition of insurance revenue and insurance service expenses in the statement of comprehensive income based on the concept of services provided during the period;

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2021 (continued)

IFRS 17 – Insurance Contracts (continued)

•

Amounts that the policyholder will always receive, regardless of whether an insured event happens (non-distinct investment components) are not presented in the statement of comprehensive income, but are recognised directly in the statement of financial position;

•	Insurance services results are presented separately from the insurance finance income or expense;

•	Extensive disclosures to provide information on the recognised amounts from insurance contracts and the nature and extent of risks arising from these contracts.

In June 2020, the IASB issued the amendments to IFRS 17 which include a deferral of the effective date of IFRS 17 to annual reporting periods beginning on or after 1 January 2023. Insurers qualifying for the deferral of IFRS 9 can apply both IFRS 17 and IFRS 9 for the first time to annual reporting periods beginning on or after 1 January 2023. In December 2021, the IASB issued the amendment to IFRS 17, which permit entities that first apply IFRS 17 and IFRS 9 at the same time to present comparative information about a financial asset as if the classification and measurement requirements of IFRS 9 had been applied to that financial asset before. The Group is currently assessing the impact of the implementation of the standard.

Except for IFRS 17, there are no other new accounting standards, amendments or IFRIC interpretations that are not yet effective but would be expected to have a significant impact on the financial position and performance of the Group.

2.2	Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2021. Subsidiaries are those entities which are controlled by the Group (including the structured entities controlled by the Group). Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

•	power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

•	exposure, or rights, to variable returns from its involvement with the investee; and

•	the ability to use its power over the investee to affect its returns.

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	the contractual arrangement with the other vote holders of the investee;

•	rights arising from other contractual arrangements; and

•	the Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation (continued)

Profit or loss and each component of OCI are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full upon consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

•	derecognises the assets (including goodwill) and liabilities of the subsidiary;

•	derecognises the carrying amount of any non-controlling interests;

•	derecognises the cumulative translation differences recorded in equity;

•	recognises the fair value of the consideration received;

•	recognises the fair value of any investment retained;

•	recognises any surplus or deficit in profit or loss; and

•

reclassifies the Group’s share of components previously recognised in OCI to profit or loss or retained earnings, as appropriate, as if the Group had directly disposed of the related assets or liabilities.

The consolidated financial statements incorporate the financial statements of the combining entities or businesses in business combination under common control as if they had been combined from the date when the combining entities or businesses first came under the control of the ultimate holding company. The net assets of the combining entities or businesses are consolidated using the carrying amount from the ultimate holding company’s perspective. No amount is recognised for goodwill or excess of the Group’s interest in the book value of the net assets over cost at the time of the common control combination, to the extent of the continuation of the ultimate holding company’s interest. The consolidated statement of comprehensive income includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control, where this is a shorter period, regardless of the date of the common control combination.

The comparative financial data have been restated to reflect the business combinations under common control occurred during this year. Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining operations of the previously separate businesses and other costs incurred in relation to the common control combination that is to be accounted for by using the merger accounting method are recognised as expenses in the period in which they are incurred.

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group, other than common control combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interest issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation (continued)

The excess of the aggregate of the consideration transferred, the fair value of any non-controlling interest in the acquiree, and the fair value of any previous equity interest in the acquiree at the acquisition date over the fair value of the net identifiable assets acquired and liabilities assumed is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. If there is any indication that goodwill is impaired, recoverable amount is estimated and the difference between carrying amount and recoverable amount is recognised as an impairment charge. Impairment losses on goodwill are not reversed in subsequent periods. Gains or losses on the disposal of an entity take into consideration the carrying amount of goodwill relating to the entity sold.

The investments in subsidiaries are accounted for only in the Company’s statement of financial position at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Transactions with non-controlling interests

The Group treats transactions with non-controlling interests that do not result in loss of controls as equity transactions. For shares purchased from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposal of shares to non-controlling interests are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is re-measured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in OCI in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in OCI are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in OCI is reclassified to profit or loss as appropriate.

2.3	Associates and joint ventures

Associates are entities over which the Group has significant influence, generally accompanying a shareholding of between 20% and 50% of the voting rights of the investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

Joint ventures are the type of joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Investments in associates and joint ventures are accounted for using the equity method of accounting and are initially recognised at cost.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.3	Associates and joint ventures (continued)

The Group’s share of post-acquisition profit or loss of its associates and joint ventures is recognised in net profit, and its share of post-acquisition movements in OCI is recognised in the consolidated statement of comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate or joint venture equals or exceeds its interest in the associate or joint venture, including any other unsecured receivables, the Group does not recognise further losses unless it has obligations to make payments on behalf of the associate or joint venture.

Unrealised gains on transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s interests in the associates or joint ventures. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Associates and joint ventures’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of acquired associates or joint ventures at the date of acquisition. Goodwill on acquisitions of associates and joint ventures is included in investments in associates and joint ventures and is tested for impairment as part of the overall balance. Impairment losses on goodwill are not reversed. Gains or losses on the disposal of an entity take into consideration the carrying amount of goodwill relating to the entity sold.

The Group determines at each reporting date whether there is any objective evidence that the investments in associates and joint ventures are impaired. If this is the case, an impairment loss is recognised for the amount by which the investment’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the investment’s fair value less costs of disposal and value in use. The impairment of investments in the associates and joint ventures is reviewed for possible reversal at each reporting date.

The investments in associates and joint ventures are stated at cost less impairment in the Company’s statement of financial position. The results of associates and joint ventures are accounted for by the Company on the basis of dividends received and receivable.

2.4	Segment reporting

The Group’s operating segments are presented in a manner consistent with the internal management reporting provided to the operating decision maker - president office for deciding how to allocate resources and for assessing performance.

Operating segment refers to the segment within the Group that satisfies the following conditions: i) the segment generates income and incurs costs from daily operating activities; ii) management evaluates the operating results of the segment to make resource allocation decision and to evaluate the business performance; and iii) the Group can obtain relevant financial information of the segment, including financial condition, operating results, cash flows and other financial performance indicators.

2.5	Foreign currency translation

The Company’s functional currency is RMB. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. The reporting currency of the consolidated financial statements of the Group is RMB. Transactions in foreign currencies are translated at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates ruling at the end of the reporting period. Exchange differences arising in these cases are recognised in net profit.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Property, plant and equipment

Property, plant and equipment, are stated at historical costs less accumulated depreciation and any accumulated impairment losses, except for those acquired prior to 30 June 2003, which are stated at deemed cost less accumulated depreciation and any accumulated impairment losses.

The historical costs of property, plant and equipment comprise its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after terms of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the statement of comprehensive income in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalised in the carrying amount of the assets as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognises such parts as individual assets with specific useful lives and depreciates them accordingly.

Depreciation

Depreciation is computed on a straight-line basis to write down the cost of each asset to its residual value over its estimated useful lives as follows:

Estimated useful lives
Buildings	15 to 35 years
Office equipment, furniture and fixtures	3 to 11 years
Motor vehicles	4 to 8 years
Leasehold improvements	Over the shorter of the remaining term of the lease and the useful lives

The residual values, depreciation method and useful lives are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Assets under construction mainly represent buildings under construction, which are stated at cost less any impairment losses and are not depreciated, except for those acquired prior to 30 June 2003, which are stated at deemed cost less any accumulated impairment losses. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Assets under construction are reclassified to the appropriate category of property, plant and equipment, investment properties or other assets when completed and ready for use.

Impairment and gains or losses on disposals

Property, plant and equipment are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised in net profit for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use.

The gain or loss on disposal of an item of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in net profit.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.7	Leases

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset for a period of a time, the Group assesses whether, throughout the period of use, the lessee has the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset.

As a lessee

Initial measurement

At the commencement date of the lease, the Group recognises right-of-use assets representing the right to use the leased assets, including buildings and land use rights, etc. The Group measures the lease liability at the present value of the lease payments that are not paid at that date, except for short-term leases and leases of low-value assets. In calculating the present value of the lease payments, the lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the Group uses its own incremental borrowing rate.

The lease term is the non-cancellable period of a lease when the Group has the right to use lease assets. When the Group has an option to extend a lease and is reasonably certain to exercise that option to extend a lease, the lease term also comprises the periods covered by the option to extend the lease. When the Group has an option to terminate the lease and is reasonably certain not to exercise that option, the lease term also comprises the periods covered by the option to terminate the lease. The Group reassesses whether it is reasonably certain to exercise an extension option, to exercise a purchase option or not to exercise a termination option, upon the occurrence of either a significant event or a significant change in circumstances that are within the control of the Group and affects whether the Group is reasonably certain to exercise the commensurate options.

Subsequent measurement

The Group applies the straight-line method in depreciating the right-of-use assets. If it is reasonably certain that ownership of a leased asset transfers to the Group at the end of the lease term, the leased asset is depreciated under the remaining useful life of the asset. If it cannot be reasonably determined that ownership of a leased asset transfers to the Group at the end of the lease term, the Group depreciates the right-of-use asset from the commencement date to the earlier of the end of the lease term or the end of the useful life of the right-of-use asset.

The Group uses a constant periodic rate of interest to calculate interest on the lease liability in each period during the lease term and recognises the interest in profit or loss.

Variable lease payments not included in the measurement of the lease liability are recognised in profit or loss in the period in which the event or condition that triggers the payment occurs.

After the commencement date of a lease, when there is a change in in-substance fixed payments, a change in the amounts expected to be payable under a residual value guarantee, a change in future lease payments resulting from a change in an index or a rate used to determine those payments, a change in the assessment or actual exercise situation of a purchase option, an extension option or a termination option, the Group uses the changed present value of lease payments to remeasure the lease liability and adjust the carrying amount of right-of-use asset accordingly. If the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Group recognises any remaining amount of the remeasurement in profit or loss.

The Group assesses whether there is any indication that a right-of-use asset may be impaired at the end of reporting period. If any such indication exists, the Group performs the impairment test. An impairment loss is recognised in net profit for the amount by which the carrying amount of the right-of-use asset exceeds its recoverable amount, which is the higher of the right-of-use asset’s net selling price and value in use.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.7	Leases (continued)

As a lessee (continued)

COVID-19 - Related Rent Concessions

The Group partly adopts the simplified method for rental concessions arising as a direct consequence of COVID-19 reached by the Group and the lessor on the existing lease contracts of buildings. The Group treats the reduced or exempted rent concessions as variable lease payments. When a concession agreement is reached to relieve the original rent payment obligation, the undiscounted cash amount will be used to offset the cost of the related asset or expense, and adjust the related liablity.

As a lessor

At the commencement date of the lease, leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss.

2.8	Investment properties

Investment properties are interests in land use rights and buildings that are held to earn rental income and/or for capital appreciation, rather than for the supply of services or for administrative purposes.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at cost less accumulated depreciation and any impairment loss.

Depreciation is computed on the straight-line basis over the estimated useful lives. The estimated useful lives of investment properties are 15 to 35 years.

Overseas investment properties, that are held by the Group in the form of property ownership, equity investment, or other forms, have expected useful lives not longer than 50 years, determined based on the usage in their locations.

The useful lives and depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from the individual investment properties.

An investment property is derecognised when either it has been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognised in the statement of comprehensive income in the year of retirement or disposal. A transfer to, or from, an investment property is made when, and only when, there is evidence of a change in use.

2.9	Financial assets

2.9.a	Classification

The Group classifies its financial assets into the following categories: securities at fair value through profit or loss, held-to-maturity securities, loans and receivables and available-for-sale securities. Management determines the classification of its financial assets at initial recognition which depends on the purpose for which the assets are acquired. The Group’s investments in securities fall into the following four categories:

(i)	Securities at fair value through profit or loss

This category has two sub-categories: securities held for trading and those designated as at fair value through profit or loss at inception. Securities are classified as held for trading at inception if acquired principally for the purpose of selling in the short-term or if they form part of a portfolio of financial assets in which there is evidence of taking short-term profit. The Group may classify other financial assets as at fair value through profit or loss if they meet the criteria in IAS 39 and designated as such at inception.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.9	Financial assets (continued)

2.9.a	Classification (continued)

(ii)	Held-to-maturity securities

Held-to-maturity securities are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold to maturity and do not meet the definition of loans and receivables nor designated as available-for-sale securities or securities at fair value through profit or loss.

(iii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short-term or held as available-for-sale. Loans and receivables mainly comprise term deposits, loans,securities purchased under agreements to resell, accrued investment income and premium receivables as presented separately in the statement of financial position.

(iv)	Available-for-sale securities

Available-for-sale securities are non-derivative financial assets that are either designated in this category or not classified in any of the other categories.

2.9.b	Recognition and measurement

Purchase and sale of investments are recognised on the trade date, when the Group commits to purchase or sell assets. Investments are initially recognised at fair value plus, in the case of all financial assets not carried at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Investments are derecognised when the rights to receive cash flows from the investments have expired or when they have been transferred and the Group has also transferred substantially all risks and rewards of ownership.

Securities at fair value through profit or loss and available-for-sale securities are carried at fair value. Equity investments that do not have a quoted price in an active market and whose fair value cannot be reliably measured are carried at cost, net of allowance for impairments. Held-to-maturity securities are carried at amortised cost using the effective interest method. Investment gains and losses on sales of securities are determined principally by specific identification. Realised and unrealised gains and losses arising from changes in the fair value of the securities at fair value through profit or loss category, and the change of fair value of available-for-sale debt securities due to foreign exchange impact on the amortised cost are included in net profit in the period in which they arise. The remaining unrealised gains and losses arising from changes in the fair value of available-for-sale securities are recognised in OCI. When securities classified as available-for-sale securities are sold or impaired, the accumulated fair value adjustments are included in net profit as realised gains on financial assets.

Term deposits primarily represent traditional bank deposits which have fixed maturity dates and are stated at amortised cost.

Loans are carried at amortised cost, net of allowance for impairment.

The Group purchases securities under agreements to resell substantially identical securities. These agreements are classified as secured loans and are recorded at amortised cost, i.e., their costs plus accrued interests at the end of the reporting period, which approximates fair value. The amounts advanced under these agreements are reflected as assets in the consolidated statement of financial position. The Group does not take physical possession of securities purchased under agreements to resell. Sale or transfer of the securities is not permitted by the respective clearing house on which they are registered while the lent capital is outstanding. In the event of default by the counterparty, the Group has the right to the underlying securities held by the clearing house.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.9	Financial assets (continued)

2.9.c	Impairment of financial assets other than securities at fair value through profit or loss

Financial assets other than those accounted for as at fair value through profit or loss are adjusted for impairment, where there are declines in value that are considered to be impaired. In evaluating whether a decline in value is an impairment for these financial assets, the Group considers several factors including, but not limited to, the following:

•	significant financial difficulty of the issuer or debtor;

•	a breach of contract, such as a default or delinquency in payments;

•	it becomes probable that the issuer or debtor will enter into bankruptcy or other financial reorganisation; and

•	the disappearance of an active market for that financial asset because of financial difficulties.

In evaluating whether a decline in value is impairment for equity securities, the Group also considers the extent or the duration of the decline. The quantitative factors include the following:

•	the market price of the equity securities was more than 50% below their cost at the reporting date;

•	the market price of the equity securities was more than 20% below their cost for a period of at least six months at the reporting date; and

•	the market price of the equity securities was below their cost for a period of more than one year (including one year) at the reporting date.

When the decline in value is considered impairment, held-to-maturity debt securities are written down to their present value of estimated future cash flows discounted at the securities’ effective interest rates, available-for-sale debt securities and equity securities are written down to their fair value, and the change is recorded in net realised gains on financial assets in the period the impairment is recognised. The impairment loss is reversed through net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognised through net profit. The impairment losses recognised in net profit on equity instruments are not reversed through net profit.

2.10	Fair value measurement

The Group measures financial instruments, such as securities at fair value through profit or loss and available-for-sale securities, at fair value at each reporting date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement of assets and liabilities is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	in the principal market for the asset or liability, or

•	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group at the measurement date.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.10	Fair value measurement (continued)

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorised within the fair value hierarchy, described in Notes 4.4, 8, 11 and 41(c) based on the lowest level input that is significant to the fair value measurement as a whole.

For assets and liabilities that are measured at fair value on a recurring basis, the Group determines whether transfers have occurred between each level in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

2.11	Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less, whose carrying value approximates fair value.

2.12	Insurance contracts and investment contracts

2.12.1	Classification

The Group issues contracts that transfer insurance risk or financial risk or both. The contracts issued by the Group are classified as insurance contracts and investment contracts. Insurance contracts are those contracts that transfer significant insurance risk. They may also transfer financial risk. Investment contracts are those contracts that transfer financial risk without significant insurance risk. A number of insurance and investment contracts contain a discretionary participating feature (“DPF”). This feature entitles the policyholders to receive additional benefits or bonuses that are, at least in part, at the discretion of the Group.

2.12.2	Insurance contracts

2.12.2.a	Recognition and measurement

(i)	Short-term insurance contracts

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. Reserves for short duration insurance products consist of unearned premium reserve and expected claims and claim adjustment expenses reserve. Actual claims and claim adjustment expenses are charged to net profit as incurred.

The unearned premium reserve represents the portion of the premiums written net of certain acquisition costs relating to the unexpired terms of coverage.

Reserves for claims and claim adjustment expenses consist of the reserves for reported and unreported claims and reserves for claims expenses with respect to insured events. In developing these reserves, the Group considers the nature and distribution of the risks, claims cost development, and experiences in deriving the reasonable estimated amount and the applicable margins. The methods used for reported and unreported claims include the case-by-case estimation method, average cost per claim method, chain ladder method, etc. The Group calculates the reserves for claims expenses based on the reasonable estimates of the future payments for claims expenses.

(ii)	Long-term insurance contracts

Long-term insurance contracts include whole life insurance, term life insurance, endowment insurance and annuity policies with significant life contingency risk. Premiums are recognised as revenue when due from policyholders.

The Group uses the discounted cash flow method to estimate the reserve of long-term insurance contracts. The reserve of long-term insurance contracts consists of a reasonable estimate of liability, a risk margin and a residual margin. The long-term insurance contract liabilities are calculated using various assumptions, including assumptions on mortality rates, morbidity rates, lapse rates, discount rates, and expense assumptions, and based on the following principles:

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.12	Insurance contracts and investment contracts (continued)

2.12.2	Insurance contracts (continued)

2.12.2.a	Recognition and measurement (continued)

(ii)	Long-term insurance contracts (continued)

(a)

The reasonable estimate of liability for long-term insurance contracts is the present value of reasonable estimates of future cash outflows less future cash inflows. The expected future cash inflows include cash inflows of future premiums arising from the undertaking of insurance obligations, with consideration of decrement mostly from death and surrenders. The expected future cash outflows are cash outflows incurred to fulfil contractual obligations, consisting of the following:

•	guaranteed benefits based on contractual terms, including payments for deaths, disabilities, diseases, survivals, maturities and surrenders;

•	additional non-guaranteed benefits, such as policyholder dividends; and

•

reasonable expenses incurred to manage insurance contracts or to process claims, including maintenance expenses and claim settlement expenses. Future administration expenses are included in the maintenance expenses. Expenses are determined based on expense analysis with consideration of future inflation and the Group’s expense management control.

On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, taking into account the Group’s historical experience and expectation of future events. Changes in assumptions are recognised in net profit. Assumptions for the amortisation of residual margin are locked in at policy issuance and are not adjusted at each reporting date.

(b)

Margin has been taken into consideration while computing the reserve of insurance contracts, measured separately and recognised in net profit in each period over the life of the contracts. At the inception of the contracts, the Group does not recognise Day 1 gain, whereas on the other hand, Day 1 loss is recognised in net profit immediately.

Margin comprises risk margin and residual margin. Risk margin is the reserve accrued to compensate for the uncertain amount and timing of future cash flows. At the inception of the contract, the residual margin is calculated net of certain acquisition costs, mainly consist of underwriting and policy acquisition costs, by the Group representing Day 1 gain and will be amortised over the life of the contracts. For insurance contracts of which future returns are affected by investment yields of corresponding investment portfolios, their related residual margins are amortised based on estimated future participating dividends payable to policyholders. For insurance contracts of which future returns are not affected by investment yields of corresponding investment portfolios, their related residual margins are amortised based on sum assured of outstanding policies. The subsequent measurement of the residual margin is independent from the reasonable estimate of future discounted cash flows and risk margin. The assumption changes have no effect on the subsequent measurement of the residual margin.

(c)	The Group has considered the impact of time value on the reserve calculation for insurance contracts.

(iii)	Universal life contracts and unit-linked contracts

Universal life contracts and unit-linked contracts are unbundled into the following components:

•	insurance components

•	non-insurance components

The insurance components are accounted for as insurance contracts; and the non-insurance components are accounted for as investment contracts (Note 2.12.3), which are stated in the investment contract liabilities.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.12	Insurance contracts and investment contracts (continued)

2.12.2	Insurance contracts (continued)

2.12.2.b	Liability adequacy test

The Group assesses the adequacy of insurance contract reserves using the current estimate of future cash flows with available information at the end of each reporting period. If that assessment shows that the carrying amount of its insurance liabilities (less related intangible assets, if applicable) is inadequate in light of the estimated future cash flows, the insurance contract reserves will be adjusted accordingly, and any changes of the insurance contract liabilities will be recognised in net profit.

2.12.2.c	Reinsurance contracts held

Contracts with reinsurers under which the Group is compensated for losses on one or more contracts issued by the Group and that meet the classification requirements for insurance contracts are classified as reinsurance contracts held. Contracts with reinsurers that do not meet these classification requirements are classified as financial assets. Insurance contracts entered into by the Group under which the contract holder is another insurer (inwards reinsurance) are included with insurance contracts.

The benefits to which the Group is entitled under its reinsurance contracts held are recognised as reinsurance assets. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance liabilities are primarily premiums payable for reinsurance contracts and are recognised as expenses when due.

The Group assesses its reinsurance assets for impairment as at the end of reporting period. If there is objective evidence that the reinsurance asset is impaired, the Group reduces the carrying amount of the reinsurance asset to its recoverable amount and recognises that impairment loss in net profit.

2.12.3	Investment contracts

For investment contracts with or without DPF, the Company’s policy fee income mainly consists of acquisition cost and various fees (handling fees and management fees, etc.) over the period of which the service is provided. Policy fee income net of certain acquisition cost is amortised over the expected life of the contracts by period and recognised in revenue.

Except for unit-linked contracts, of which the liabilities are carried at fair value, the liabilities of investment contracts are carried at amortised cost.

2.12.4	DPF in long-term insurance contracts and investment contracts

DPF is contained in certain long-term insurance contracts and investment contracts. These contracts are collectively called participating contracts. The Group is obligated to pay to the policyholders of participating contracts as a group at the higher of 70% of accumulated surplus available and the rate specified in the contracts. The accumulated surplus available mainly arises from net investment income and gains and losses arising from the assets supporting these contracts. To the extent unrealised gains or losses from available-for-sale securities are attributable to policyholders, shadow adjustments are recognised in OCI. The surplus owed to policyholders is recognised as policyholder dividends payable whether it is declared or not. The amount and timing of distribution to individual policyholders of participating contracts are subject to future declarations by the Group.

2.13	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are the portions owned by the external investors in the consolidated structured entities (open-ended funds). Such financial liabilities are designated at fair value upon initial recognition, and all realised or unrealised gains or losses are recognised in net profit.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.14	Securities sold under agreements to repurchase

The Group retains substantially all the risk and rewards of ownership of securities sold under agreements to repurchase which generally mature within 180 days from the transaction date. Therefore, securities sold under agreements to repurchase are classified as secured borrowings. The Group may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under agreements to repurchase are recorded at amortised cost, i.e., their cost plus accrued interest at the end of the reporting period. It is the Group’s policy to maintain effective control over securities sold under agreements to repurchase which includes maintaining physical possession of the securities. Accordingly, such securities continue to be carried on the consolidated statement of financial position.

2.15	Bonds payable

Bonds payable are initially recognised at fair value and subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any discount or premium at acquisition and transaction costs.

2.16	Derivative instruments

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss of derivative financial instruments is recognised in net profit. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Embedded derivatives that are not closely related to their host contracts and meet the definition of a derivative are separated and fair valued through profit or loss. The Group does not separately measure embedded derivatives that meet the definition of an insurance contract or embedded derivatives that are closely related to host insurance contracts including embedded options to surrender insurance contracts for a fixed amount (or an amount based on a fixed amount and an interest rate).

2.17	Employee benefits

Pension benefits

Full-time employees of the Group are covered by various government-sponsored pension plans, under which the employees are entitled to a monthly pension based on certain formulae. These government agencies are responsible for the pension liability to these employees upon retirement. The Group contributes on a monthly basis to these pension plans. All contributions made under the government-sponsored pension plans described above are fully attributable to employees at the time of the payment and the Group is unable to forfeit any amounts contributed by it to such plans. In addition to the government-sponsored pension plans, the Group established an employee annuity fund plan pursuant to the relevant laws and regulations in the PRC, whereby the Group is required to contribute to the plan at fixed rates of the employees’ salary costs. Contributions made by the Group under the annuity fund plan that is forfeited in respect of those employees who resign from their positions prior to the full vesting of the contributions will be recorded in the public account of the annuity fund and shall not be used to offset any contributions to be made by the Group in the future. All funds in the public account will be attributed to the employees whose accounts are in normal status after the approval procedures are completed as required. Under these plans, the Group has no legal or constructive obligation for retirement benefit beyond the contributions made.

Housing benefits

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

Stock appreciation rights

Compensation under the stock appreciation rights is measured based on the fair value of the liabilities incurred and is expensed over the vesting period. Valuation techniques including option pricing models are used to estimate fair value of relevant liabilities. The liability is re-measured at the end of each reporting period to its fair value until settlement. Fair value changes in the vesting period are included in administrative expenses and changes after the vesting period are included in net fair value gains through profit or loss in net profit. The related liability is included in other liabilities.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.18	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction, net of tax, from the proceeds.

2.19	Other equity instruments

Other equity instruments are Core Tier 2 Capital Securities issued by the Group. These securities contain no contractual obligation to deliver cash or another financial asset; or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the Group; or to be settled in the Group’s own equity instruments. Therefore, the Group classifies these securities as other equity instruments. Fees, commissions and other transaction costs of these securities’ issuance are deducted from equity. The distributions of the securities are recognised as profit distribution at the time of declaration.

2.20	Revenue recognition

Turnover of the Group represents the total revenues which include the following:

Premiums

Premiums from long-term insurance contracts are recognised as revenue when due from the policyholders.

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage.

Policy fee income

The policy fee income for investment contracts mainly consists of acquisition costs and various fees (handling fees and management fees, etc.) over the period of which the service is provided. Policy fee income net of certain acquisition costs is amortised over the expected life of the contracts and recognised as other income.

Investment income

Investment income comprises interest income from term deposits, cash and cash equivalents, debt securities, securities purchased under agreements to resell, loans and dividend income from equity securities. Interest income is recorded on an accrual basis using the effective interest rate method. Dividend income is recognised when the right to receive dividend payment is established.

2.21	Finance costs

Interest expenses for bonds payable, securities sold under agreements to repurchase, interest-bearing loans, borrowings and lease liabilities are recognised within finance costs in net profit using the effective interest rate method.

2.22	Current and deferred income taxation

Income tax expense for the period comprises current and deferred tax. Income tax is recognised in net profit, except to the extent that it relates to items recognised directly in OCI where the income tax is recognised in OCI.

Current income tax assets and liabilities for the current period are calculated on the basis of the tax laws enacted or substantively enacted at the end of each reporting period in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken with respect to situations in which applicable tax regulations are subject to interpretation.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.22	Current and deferred income taxation (continued)

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Substantively enacted tax rates are used in the determination of deferred income tax.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not be reversed in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed by the end of each reporting period and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income tax levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

2.23	Provisions and contingencies

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required, or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised in the consolidated statement of financial position but is disclosed in the notes to the consolidated financial statements. When a change in the probability of an outflow occurs so that such outflow is probable and can be reliably measured, it will then be recognised as a provision.

2.24	Dividend distribution

Dividend distribution to the Company’s equity holders is recognised as a liability in the Group’s consolidated financial statements in the year in which the dividends are approved by the Company’s equity holders.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities. Estimates and judgements are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group exercises significant judgement in making appropriate assumptions.

Areas susceptible to changes in critical estimates and judgements, which affect the carrying value of assets and liabilities, are set out below. It is possible that actual results may be different from the estimates and judgements referred to below.

3.1	Estimates of future benefit payments and premiums arising from long-term insurance contracts

The determination of the liabilities under long-term insurance contracts is based on estimates of future benefit payments, premiums and relevant expenses made by the Group and the margins. Assumptions about mortality rates, morbidity rates, lapse rates, discount rates, expense assumptions and policy dividend assumptions are made based on the most recent historical analysis and current and future economic conditions. The liability uncertainty arising from uncertain future benefit payments, premiums and relevant expenses is reflected in the risk margin.

The residual margin relating to the long-term insurance contracts is amortised over the expected life of the contracts, based on the assumptions (mortality rates, morbidity rates, lapse rates, discount rates, expenses assumption and policy dividend assumptions) that are determined at inception of the contracts and remain unchanged for the duration of the contracts.

The judgements exercised in the valuation of insurance contract liabilities (including contracts with DPF) affect the amounts recognised in the consolidated financial statements as insurance contract benefits and insurance contract liabilities.

The impact of the various assumptions and their changes are described in Note 15.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

3.2	Financial instruments

The Group’s principal investments are debt securities, equity securities, term deposits and loans. The critical estimates and judgements are those associated with the recognition of impairment and the measurement of fair value.

The Group considers a wide range of factors in the impairment assessment as described in Note 2.9.c.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When the fair values of financial assets and liabilities recorded in the consolidated statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques which require a degree of judgements. The methods and assumptions used by the Group in measuring the fair value of financial instruments are as follows:

•

debt securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions, values obtained from current bid prices of comparable investments or valuation techniques when the market is not active.

•

equity securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions or commonly used market pricing models. Equity securities, for which fair values cannot be measured reliably, are recognised at cost less impairment.

•

securities purchased under agreements to resell, policy loans, term deposits, interest-bearing loans and borrowings, and securities sold under agreements to repurchase: the carrying amounts of these assets in the consolidated statement of financial position approximate fair value.

•	fair values of other loans are obtained from valuation techniques.

For the description of valuation techniques, please refer to Note 4.4. Using different valuation techniques and parameter assumptions may lead to some differences of fair value estimations.

3.3	Impairment of investments in associates and joint ventures

The Group assesses whether there are any indicators of impairment for investments in associates and joint ventures at the end of each reporting period. Investments in associates and joint ventures are tested for impairment when there are indicators that the carrying amounts may not be recoverable. An impairment exists when the carrying value of investments in associates and joint ventures exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The calculation of the fair value less costs of disposal is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of investments in associates and joint ventures. When value in use calculations are undertaken, the Group must estimate the expected future cash flows from investments in associates and joint ventures and choose a suitable discount rate in order to calculate the present value of those cash flows.

3.4	Income tax

The Group is subject to income tax in numerous jurisdictions. During the normal course of business, certain transactions and activities for which the ultimate tax determination is uncertain, the Group needs to exercise significant judgement when determining the income tax. If the final settlement results of the tax matters are different from the amounts recorded, these differences will impact the final income tax expense and deferred tax for the period.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

3.5	Determination of control over investee

The Group applies its judgement to determine whether the control indicators set out in Note 2.2 indicate that the Group controls structured entities such as funds and asset management products.

The Group issues certain structured entities (e.g. funds and asset management products), and acts as a manager for such entities according to the contracts. In addition, the Group may be exposed to variability of returns as a result of holding shares of the structured entities. Determining whether the Group controls such structured entities usually focuses on the assessment of the aggregate economic interests of the Group in the entities (including any carried interests and expected management fees) and the decision-making rights on the entity. As at 31 December 2021, the Group has consolidated some funds issued and managed by the Company’s subsidiary, China Life AMP Asset Management Company (“CL AMP”), some debt investment schemes and asset management products issued and managed by the Company’s subsidiary, China Life Asset Management Company Limited (“AMC”) and some trust schemes and debt investment schemes issued and managed by third parties in the consolidated financial statements. Please refer to Note 41(d) for the details.

4	RISK MANAGEMENT

Risk management is carried out by the Company’s Risk Management Committee under policies approved by the Company’s Board of Directors.

The Group issues contracts that transfer insurance risk or financial risk or both. This section summarises these risks and the way the Group manages them.

4.1	Insurance risk

4.1.1	Types of insurance risks

The risk under any one insurance contract is the possibility that an insured event occurs and the uncertainty about the amount of the resulting claim. By the very nature of an insurance contract, this risk is random and therefore unpredictable. For a portfolio of insurance contracts where the theory of probability is applied to the pricing and provisioning, the principal risk that the Group faces under its insurance contracts is that the actual claims and benefit payments are less favourable than the underlying assumptions used in establishing the insurance liabilities. This occurs when the frequency or severity of claims and benefits exceeds the estimates. Insurance events are random, and the actual number of claims and the amount of benefits paid will vary each year from estimates established using statistical techniques.

Experience shows that the larger the portfolio of similar insurance contracts, the smaller the relative variability of the expected outcome will be. In addition, a more diversified portfolio is less likely to be affected across the board by a change in any subset of the portfolio. The Group has developed its insurance underwriting strategy to diversify the types of insurance risks accepted and within each of these categories to achieve a sufficiently large population to reduce the variability of the expected outcome. The Group manages insurance risk through underwriting strategies, reinsurance arrangements and claims handling.

The Group manages insurance risks through two types of reinsurance agreements, ceding on a quota share basis or a surplus basis, to cover insurance liability risk. Reinsurance contracts cover almost all products, which contain risk liabilities. The products reinsured include: life insurance, accident and health insurance or death, disability, accident, illness and assistance in terms of product category or function, respectively. These reinsurance agreements spread insured risk to a certain extent and reduce the effect of potential losses to the Group. However, the Group’s direct insurance liabilities to the policyholder are not eliminated because of the credit risk associated with the failure of reinsurance companies to fulfil their responsibilities.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks

Insurance operations of the Group are mainly located in the PRC. There are no significant differences among the regions where the Group underwrites insurance contracts.

The table below presents the Group’s major products of long-term insurance contracts:

	For the year ended 31 December
	2021		2020
Product name	RMB million	%	RMB million	%
Premiums of long-term insurance contracts
Xin Xiang Zhi Zun Annuity (Celebration Version) (a)	40,851	7.52%	42,657	7.96%
Xin Xiang Jin Sheng Annuity (A Version) (b)	34,094	6.28%	34,828	6.50%
Xin Fu Ying Jia Annuity (c)	23,114	4.26%	24,116	4.50%
Kang Ning Whole Life (d)	15,430	2.84%	17,553	3.27%
Hong Ying Participating Endowment (e)	66	0.01%	137	0.03%
Others (f)	429,419	79.09%	416,859	77.74%

Total	542,974	100.00%	536,150	100.00%

Insurance benefits of long-term insurance contracts
Xin Xiang Zhi Zun Annuity (Celebration Version) (a)	67	0.08%	21	0.03%
Xin Xiang Jin Sheng Annuity (A Version) (b)	145	0.17%	58	0.07%
Xin Fu Ying Jia Annuity (c)	1,826	2.16%	1,823	2.17%
Kang Ning Whole Life (d)	5,653	6.70%	5,075	6.05%
Hong Ying Participating Endowment (e)	10,315	12.22%	11,393	13.59%
Others (f)	66,412	78.67%	65,484	78.09%

Total	84,418	100.00%	83,854	100.00%

	As at 31 December 2021		As at 31 December 2020
	RMB million	%	RMB million	%
Liabilities of long-term insurance contracts
Xin Xiang Zhi Zun Annuity (Celebration Version) (a)	73,283	2.17%	30,885	1.05%
Xin Xiang Jin Sheng Annuity (A Version) (b)	101,608	3.01%	64,055	2.18%
Xin Fu Ying Jia Annuity (c)	140,196	4.15%	114,111	3.89%
Kang Ning Whole Life (d)	365,246	10.81%	338,286	11.52%
Hong Ying Participating Endowment (e)	14,479	0.43%	24,398	0.83%
Others (f)	2,684,791	79.43%	2,364,798	80.53%

Total	3,379,603	100.00%	2,936,533	100.00%

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

(a)

Xin Xiang Zhi Zun Annuity (Celebration Version) is an annuity insurance contract with the options for regular premium of 3 years and 5 years paid annually or monthly. Its insured period is 10 years. This product is applicable to healthy policyholders between 28-day-old and 68-year-old. From the first effective date after the fifth policy years to the expiration period, if the policyholders live to the annual corresponding effective date, the annuity payment shall be paid at 60% of annual premium according to the basic sum insured if the payment period is 3 years; and the annuity payment shall be paid at 100% of annual premium according to the basic sum insured if the payment period is 5 years. If the policyholders live to the annual corresponding effective date of the expiration period, the contract terminates and maturity benefit is paid at the basic sum insured. If death incurred over insured period, the contract terminates and death benefit is paid at the premium received (without interest).

(b)

Xin Xiang Jin Sheng Annuity (A Version) is an annuity insurance contract with the options for regular premium of 3 years and 5 years paid annually or monthly. Its insured period is 15 years. This product is applicable to healthy policyholders between 28-day-old and 65-year-old. From the effective date to the contractual date starting to claim of Xin Xiang Jin Sheng Annuity (A Version) after the fifth policy years or sixth policy years, if the policyholders live to the annual corresponding effective date, the annuity payment shall be paid at 50% of annual premium according to the basic sum insured if the payment period is 3 years; and the annuity payment shall be paid at 100% of annual premium according to the basic sum insured if the payment period is 5 years. From the first effective date after the seventh policy years to the expiration period, if the policyholders live to the annual corresponding effective date, the annuity payment shall be paid at 24% of annual premium according to the basic sum insured if the payment period is 3 years; and the annuity payment shall be paid at 32% of annual premium according to the basic sum insured if the payment period is 5 years. If the policyholders live to the annual corresponding effective date of the expiration period, the contract terminates and maturity benefit is paid at the basic sum insured. If death incurred over insured period, the contract terminates and death benefit is paid at the premium received (without interest).

(c)

Xin Fu Ying Jia Annuity is an annuity insurance contract with the options for regular premium of 3 years, 5 years or 10 years. Its insured period extends from the effective date of Xin Fu Ying Jia Annuity to the corresponding date when policyholders reach the age of 88. This product is applicable to healthy policyholders between 28-day-old and 70-year-old. There are 12 age ranges for policyholders to choose to receive care money, which are: thirty, thirty-five, forty, forty-five, fifty, fifty-five, sixty, sixty-five, seventy, seventy-five, eighty, and eighty-five years old. From the effective date to the contractual date starting to claim of Xin Fu Ying Jia Annuity, the annuity payment of first policy year is paid at 20% of the first premium of the product, and the following annuity payments are paid at 20% of the basic sum insured by Xin Fu Ying Jia Annuity. From the first corresponding date after the contractual date starting to claim of annuity, to the corresponding date when the policyholders reach the age of 88-year-old, annuity is paid at 3% of the basic sum insured during the insured period if policyholders live to the annual corresponding effective date; annuity is paid at the premium received (without interest) during the insured period if policyholders live to the contractual date starting to claim of annuity; the contract terminates and death benefit is paid at the premium received (without interest) or the cash value of the contract, whichever greater when death incurred before the contractual date starting to claim of annuity; the contract terminates and death benefit is paid at the cash value of the contract when death incurred after contractual date starting to claim of annuity; the contract terminates and accidental death benefit is paid at the premium received (without interest) less any death benefit paid when accidents occurred and due to which death incurred within 180 days. Death benefit and accidental death benefit are paid only once.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

(d)

Kang Ning Whole Life is a whole life insurance contract with the options for single premium or regular premium of 10 years or 20 years and the payment methods of insurance are divided into single payment, annual payment, and semi-annual payment. This product is applicable to healthy policyholders under 70-year-old. The critical illness benefit is paid at 200% of the basic sum insured. If the critical illness benefits are paid within the payment period, the insurance premium of each subsequent period shall be exempted, and the contract shall continue to be valid from the date of the payment of the critical illness benefits. Both death and disability benefits are paid at 300% of the basic sum insured less any critical illness benefits paid.

(e)

Hong Ying Participating Endowment is a participating endowment insurance contract with the options for single premium or regular premium of 3 years, 5 years or 10 years. Its insured period can be 6 years, 10 years or 15 years. This product is applicable to healthy policyholders between 30-day-old and 70-year-old. Maturity benefit of a single premium policy is paid at the basic sum insured, while that of a regular premium policy is paid at the basic sum insured multiplied by the number of years of the premium payments. Disease death benefit incurred within the first policy year is paid at the premium received (without interest). Disease death benefit incurred after the first policy year is paid at the basic sum insured for a single premium policy or the basic sum insured multiplied by the number of years of premium payments for a regular premium policy. When accidents occurred during taking a train, a ship or a flight period, death benefit is paid at the basic sum multiplied by 3 insured for a single premium policy or the basic sum multiplied by 3 and times the number of years of premium payments insured for a regular premium policy. When accidents occurred out of the period of taking a train, a ship or a flight, death benefit is paid at the basic sum multiplied by 2 insured for a single premium policy or the basic sum multiplied by 2 and times the number of years of premium payments insured for a regular premium policy.

(f)	Others consist of various long-term insurance contracts with no significant concentration.

4.1.3	Sensitivity analysis

Sensitivity analysis of long-term insurance contracts

Liabilities for long-term insurance contracts and liabilities unbundled from universal life insurance contracts and unit-linked insurance contracts with insurance risk are calculated based on the assumptions on mortality rates, morbidity rates, lapse rates and discount rates. Changes in insurance contract reserve assumptions reflect the Company’s actual operating results and changes in its expectation of future events. The Company considers the potential impact of future risk factors on its operating results and incorporates such potential impact in the determination of assumptions.

Holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB39,459 million or RMB40,963 million (as at 31 December 2020: RMB34,590 million or RMB35,955 million) lower or higher, respectively.

Holding all other variables constant, if lapse rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB399 million or RMB472 million higher or lower, respectively (as at 31 December 2020: RMB707 million or RMB646 million lower or higher).

Holding all other variables constant, if the discount rates were 50 basis points higher or lower than the current best estimate, pre-tax profit for the year would have been RMB130,439 million or RMB152,136 million (as at 31 December 2020: RMB114,536 million or RMB131,732 million) higher or lower, respectively.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.3	Sensitivity analysis (continued)

Sensitivity analysis of short-term insurance contracts

The assumptions of reserves for claims and claim adjustment expenses may be affected by other variables such as claims payment of short-term insurance contracts, which may result in the synchronous changes to reserves for claims and claim adjustment expenses.

Holding all other variables constant, if claim ratios are 100 basis points higher or lower than the current assumption, pre- tax profit is expected to be RMB740 million (as at 31 December 2020: RMB733 million) lower or higher, respectively.

The following table indicates the claim development for short-term insurance contracts without taking into account the impacts of ceded business:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2017	2018	2019	2020	2021	Total
	RMB Million

Year end	33,926	40,601	49,727	52,589	56,938
1 year later	34,845	42,785	51,051	52,057
2 years later	34,328	41,945	50,972
3 years later	34,328	41,945
4 years later	34,328

Estimated accumulated claims expenses	34,328	41,945	50,972	52,057	56,938	236,240
Accumulated claims expenses paid	(34,328)	(41,945)	(50,275)	(49,157)	(34,301)	(210,006)

Unpaid claims expenses	—	—	697	2,900	22,637	26,234

The following table indicates the claim development for short-term insurance contracts taking into account the impacts of ceded business:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2017	2018	2019	2020	2021	Total
	RMB Million

Year end	33,700	40,157	49,175	51,994	55,862
1 year later	34,560	42,280	50,414	51,260
2 years later	34,045	41,442	50,315
3 years later	34,045	41,442
4 years later	34,045

Estimated accumulated claims expenses	34,045	41,442	50,315	51,260	55,862	232,924
Accumulated claims expenses paid	(34,045)	(41,442)	(49,629)	(48,406)	(33,580)	(207,102)

Unpaid claims expenses	—	—	686	2,854	22,282	25,822

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

4	RISK MANAGEMENT (continued)

4.2	Financial risk

The Group’s activities are exposed to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund the obligations arising from the Group’s insurance and investment contracts. The most important components of financial risk are market risk, credit risk and liquidity risk.

The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. Risk management is carried out by a designated department under policies approved by management. The responsible department identifies, evaluates and manages financial risks in close cooperation with the Group’s operating units. The Group provides written principles for overall risk management, as well as written policies covering specific areas, such as managing market risk, credit risk, and liquidity risk.

The Group manages financial risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer. The structure of the investment portfolio held by the Group is disclosed in Note 10.

The sensitivity analyses below are based on a change in an assumption while holding all other assumptions constant. In practice this is unlikely to occur, and changes in some of the assumptions may be correlated, such as change in interest rate and change in market price.

4.2.1	Market risk

(i)	Interest rate risk

Interest rate risk is the risk that the value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Group’s financial assets are principally composed of term deposits, debt securities and loans which are exposed to interest rate risk. Changes in the level of interest rates could have a significant impact on the Group’s overall investment return. Many of the Group’s insurance policies offer guaranteed returns to policyholders. These guarantees expose the Group to interest rate risk.

The Group manages interest rate risk through adjustments to portfolio structure and duration, and, to the extent possible, by monitoring the mean duration of its assets and liabilities.

The sensitivity analysis for interest rate risk illustrates how changes in interest income and the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates at the end of the reporting period.

As at 31 December 2021, if market interest rates were 50 basis points higher or lower with all other variables held constant, pre-tax profit for the year would have been RMB830 million (as at 31 December 2020: RMB627 million) higher or lower, respectively, mainly as a result of higher or lower interest income on floating rate cash and cash equivalents, term deposits, statutory deposits – restricted, debt securities and loans and the fair value losses or gains on debt securities assets at fair value through profit or loss. Pre-tax available-for-sale reserve in equity would have been RMB18,831 million (as at 31 December 2020: RMB13,906 million) lower or higher, as a result of a decrease or increase in the fair value of available-for-sale securities.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(ii)	Price risk

Price risk arises mainly from the volatility of prices of equity securities held by the Group. Prices of equity securities are determined by market forces. The Group is subject to increased price risk mainly because China’s capital markets are relatively volatile.

The Group manages price risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer.

As at 31 December 2021, if the prices of all the Group’s equity securities had increased or decreased by 10% with all other variables held constant, pre-tax profit for the year would have been RMB6,371 million (as at 31 December 2020: RMB6,596 million) higher or lower, respectively, mainly as a result of an increase or decrease in fair value of equity securities excluding available-for-sale securities. Pre-tax available-for-sale reserve in equity would have been RMB49,804 million (as at 31 December 2020: RMB45,939 million) higher or lower, respectively, as a result of an increase or decrease in fair value of available-for-sale equity securities. If prices decreased to the extent that the impairment criteria were met, a portion of such decrease of the available-for-sale equity securities would reduce pre-tax profit through impairment.

(iii)	Currency risk

Currency risk is the volatility of fair value or future cash flows of financial instruments resulted from changes in foreign currency exchange rates. The Group’s currency risk exposure mainly arises from cash and cash equivalents, term deposits, debt investments, equity investments, interest-bearing loans and borrowings denominated in currencies other than the functional currency, such as US dollar, HK dollar, GB pound and EUR, etc.

The following table summarises primary financial assets and financial liabilities denominated in currencies other than RMB as at 31 December 2021 and 2020, expressed in RMB equivalent:

As at 31 December 2021	US dollar	HK dollar	GB pound	EUR	Others	Total

Financial assets
Equity securities
– Available-for-sale securities	10,989	75,694	—	—	—	86,683
– Securities at fair value through profit or loss	4,776	897	391	1,433	927	8,424
Debt securities
– Held-to-maturity securities	131	—	—	—	—	131
– Loans	1,292	—	—	—	—	1,292
– Available-for-sale securities	4,696	—	—	—	—	4,696
– Securities at fair value through profit or loss	206	—	18	11	61	296
Term deposits	7,785	—	—	—	—	7,785
Cash and cash equivalents	1,920	198	289	56	3	2,466

Total	31,795	76,789	698	1,500	991	111,773

Financial liabilities
Interest-bearing loans and other borrowings	11,668	—	2,366	4,652	—	18,686

Total	11,668	—	2,366	4,652	—	18,686

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

As at 31 December 2020	US dollar	HK dollar	GB pound	EUR	Others	Total

Financial assets
Equity securities
– Available-for-sale securities	9,711	108,493	—	—	—	118,204
– Securities at fair value through profit or loss	4,352	185	350	1,219	847	6,953
Debt securities
– Held-to-maturity securities	220	—	—	—	—	220
– Loans	1,445	—	—	—	—	1,445
– Available-for-sale securities	3,615	—	—	—	—	3,615
– Securities at fair value through profit or loss	297	—	21	11	10	339
Term deposits	7,990	—	—	—	—	7,990
Cash and cash equivalents	598	1,297	358	140	7	2,400

Total	28,228	109,975	729	1,370	864	141,166

Financial liabilities
Interest-bearing loans and other borrowings	11,940	—	2,444	5,172	—	19,556

Total	11,940	—	2,444	5,172	—	19,556

As at 31 December 2021, if RMB had strengthened or weakened by 10% against US dollar, HK dollar, GB pound, EUR and other foreign currencies, with all other variables held constant, pre-tax profit for the year would have been RMB640 million (as at 31 December 2020: RMB339 million) lower or higher, respectively, mainly as a result of foreign exchange losses or gains on translation of US dollar, HK dollar, GB pound, EUR and other foreign currencies denominated financial assets and financial liabilities other than the available-for-sale equity securities included in the table above. Pre-tax available-for-sale reserve in equity would have been RMB8,440 million (as at 31 December 2020: RMB11,593 million) lower or higher, respectively, as a result of foreign exchange of the available-for-sale equity securities at fair value. The actual exchange gains in 2021 were RMB645 million (2020: exchange gains in RMB119 million).

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.2	Credit risk

Credit risk is the risk that one party of a financial transaction or the issuer of a financial instrument will fail to discharge its obligation and cause another party to incur a financial loss. Because the Group’s investment portfolio is restricted to the types of investments as permitted by the China Banking and Insurance Regulatory Commission (“CBIRC”) and a significant portion of the portfolio is in government bonds, government agency bonds, corporate bonds with higher credit rating and term deposits with the state-owned commercial banks, the Group’s overall exposure to credit risk is relatively low.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Group manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. Where appropriate, the Group obtains collateral in the form of rights to cash, securities, property and equipment to lower the credit risk.

Credit risk exposure

The carrying amount of financial assets included on the consolidated statement of financial position represents the maximum credit risk exposure at the reporting date without taking account of any collateral held or other credit enhancements attached. The Group has no credit risk exposure relating to off-balance sheet items as at 31 December 2021 and 2020.

Collateral and other credit enhancements

Securities purchased under agreements to resell are pledged by counterparties’ debt securities or term deposits of which the Group could take the ownership if the owner of the collateral defaults. Policy loans and most of premium receivables are collateralised by their policies’ cash value according to the terms and conditions of policy loan contracts and policy contracts, respectively.

Credit quality

The Group’s debt securities investment mainly includes government bonds, government agency bonds, corporate bonds and subordinated bonds, and most of the debt securities are guaranteed by either the Chinese government or Chinese government controlled financial institutions. As at 31 December 2021, 100.0% (as at 31 December 2020: 99.9%) of the corporate bonds held by the Group or the issuers of these corporate bonds had credit ratings of AA/A-2 or above. As at

31 December 2021, 100.0% (as at 31 December 2020: 100.0%) of the subordinated bonds held by the Group either had credit ratings of AA/A-2 or above, or were issued by national commercial banks. The bonds issuers’ credit ratings are assigned by a qualified appraisal institution in the PRC and updated at each reporting date.

As at 31 December 2021, 99.5% (as at 31 December 2020: 99.7%) of the Group’s bank deposits are with the four largest state-owned commercial banks, other national commercial banks and China Securities Depository and Clearing

Corporation Limited (“CSDCC”) in the PRC. The Group believes these commercial banks, and CSDCC have a high credit quality. The Group’s most other loans excluding policyholder loans, are guaranteed by third parties or with pledge, or have the fiscal annual budget income as the source of repayment, or have higher credit rating borrowers. As a result, the Group concludes that the credit risk associated with term deposits and accrued investment income thereof, statutory deposits – restricted, other loans, and cash and cash equivalents has not caused a material impact on the Group’s consolidated financial statements as at 31 December 2021 and 2020.

The credit risk associated with securities purchased under agreements to resell, policy loans and most of premium receivables has not caused a material impact on the Group’s consolidated financial statements taking into consideration their sufficient collateral held and maturity terms of no more than one year as at 31 December 2021 and 2020.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk

Liquidity risk is the risk that the Group is unable to obtain funds at a reasonable funding cost when required to meet a repayment obligation and fund its asset portfolio within a certain time.

In the normal course of business, the Group attempts to match the maturity of financial assets to the maturity of insurance and financial liabilities to reduce liquidity risk.

The following tables set forth the contractual and expected undiscounted cash flows for financial assets and liabilities and insurance liabilities:

As at 31 December 2021			Contractual and expected cash flows (undiscounted)
	Carrying value	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years

	RMB Million

Financial assets

Contractual cash inflows
Equity securities	699,457	699,457	—	—	—	—
Debt securities	2,470,354	—	231,604	461,413	508,864	3,029,545
Loans	666,087	—	376,766	138,241	110,345	137,705
Term deposits	529,488	—	144,271	372,571	53,822	—
Statutory deposits – restricted	6,333	—	1,936	4,682	181	—
Securities purchased under agreements to resell	12,915	—	12,658	346	—	—
Accrued investment income	51,097	—	49,133	1,964	—	—
Premiums receivable	20,361	—	20,361	—	—	—
Cash and cash equivalents	60,440	—	60,440	—	—	—

Subtotal	4,516,532	699,457	897,169	979,217	673,212	3,167,250

Financial and insurance liabilities

Expected cash outflows
Insurance contracts	3,419,899	—	111,912	86,132	(202,368)	(5,990,882)
Investment contracts	313,594	—	(31,671)	16,479	94,302	(957,814)

Contractual cash outflows
Securities sold under agreements to repurchase	239,446	—	(239,679)	—	—	—
Financial liabilities at fair value through profit or loss	3,416	(3,416)	—	—	—	—
Annuity and other insurance balances payable	56,818	—	(56,818)	—	—	—
Interest-bearing loans and other borrowings	18,686	—	(2,552)	(17,122)	—	—
Bonds payable	34,994	—	(332)	(37,996)	—	—
Lease liabilities	2,182	—	(1,093)	(1,067)	(203)	(29)

Subtotal	4,089,035	(3,416)	(220,233)	46,426	(108,269)	(6,948,725)

Net cash inflow/(outflow)	427,497	696,041	676,936	1,025,643	564,943	(3,781,475)

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

			Contractual and expected cash flows (undiscounted)
As at 31 December 2020	Carrying value	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years

	RMB Million

Financial assets

Contractual cash inflows
Equity securities	700,748	700,748	—	—	—	—
Debt securities	1,865,794	—	136,885	349,334	287,939	2,260,215
Loans	658,535	—	235,901	219,840	129,813	173,729
Term deposits	545,678	—	75,364	329,191	197,867	1,753
Statutory deposits – restricted	6,333	—	297	6,098	720	—
Securities purchased under agreements to resell	7,947	—	7,947	—	—	—
Accrued investment income	45,200	—	44,197	565	438	—
Premiums receivable	20,730	—	20,730	—	—	—
Cash and cash equivalents	56,655	—	56,655	—	—	—

Subtotal	3,907,620	700,748	577,976	905,028	616,777	2,435,697

Financial and insurance liabilities

Expected cash outflows
Insurance contracts	2,973,225	—	190,123	151,280	(93,971)	(5,618,867)
Investment contracts	288,212	—	(29,149)	(13,861)	68,882	(798,317)

Contractual cash outflows
Securities sold under agreements to repurchase	122,249	—	(122,249)	—	—	—
Financial liabilities at fair value through profit or loss	3,732	(3,732)	—	—	—	—
Annuity and other insurance balances payable	55,031	—	(55,031)	—	—	—
Interest-bearing loans and other borrowings	19,556	—	(2,044)	(4,384)	(14,680)	—
Bonds payable	34,992	—	(328)	(2,996)	(36,498)	—
Lease liabilities	2,664	—	(1,273)	(1,250)	(331)	(41)

Subtotal	3,499,661	(3,732)	(19,951)	128,789	(76,598)	(6,417,225)

Net cash inflow/(outflow)	407,959	697,016	558,025	1,033,817	540,179	(3,981,528)

The amounts set forth in the tables above for insurance and investment contracts in each column are the undiscounted cash flows representing expected future benefit payments taking into consideration of future premiums payments or deposits from policyholders. The excess cash inflows from matured financial assets will be reinvested to cover any future liquidity exposures. The estimate is subject to assumptions related to mortality, morbidity, the lapse rate, the loss ratio of short-term insurance contracts, expense and other assumptions. Actual experience may differ from estimates.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

The liquidity analysis above does not include policyholder dividends payable of RMB124,949 million as at 31 December 2021 (as at 31 December 2020: RMB122,510 million). As at 31 December 2021, declared dividends of RMB86,506 million (as at 31 December 2020: RMB82,154 million) included in policyholder dividends payable have a maturity not later than one year. For the remaining policyholder dividends payable, the amount and timing of the undiscounted cash flows are indeterminate due to the uncertainty of future experiences including investment returns and are subject to future declarations by the Group.

Although all investment contracts with DPF and investment contracts without DPF contain contractual options to surrender that can be exercised immediately by all policyholders at any time, the Group’s expected cash flows (undiscounted) as shown in the above tables are based on past experience and future expectations. Should these contracts be surrendered immediately, it would cause a cash outflow of RMB68,289 million and RMB242,540 million, respectively for the year ended 31 December 2021 (2020: RMB64,445 million and RMB220,973 million, respectively), payable within one year.

4.2.4	Capital management

The Group’s objectives for managing capital are to comply with the insurance capital requirements based on the minimum capital and actual capital required by the CBIRC, prevent risk in operation and safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for equity holders and benefits for other stakeholders. The Group replenishes capital to improve the solvency ratio by issuing Core Tier 2 Capital Securities and bonds for capital replenishment according to the relevant laws and the approval of the relevant authorities.

The Group is also subject to other local capital requirements, such as statutory deposits-restricted requirement, statutory insurance fund requirement, statutory reserve fund requirement and general reserve requirement discussed in detail in Note 10.4, Note 21 and Note 37, respectively.

The Group manages capital to ensure its continuous and full compliance with the regulations mainly through monitoring its quarterly solvency ratios, as well as the solvency ratio based on annual stress testing.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.4	Capital management (continued)

The table below summarises the core and comprehensive solvency ratio, core capital, actual capital and minimum capital of the Company under Insurance Institution Solvency Regulations (No.1—No.17):

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million
Core capital	1,020,756	1,031,947
Actual capital	1,055,768	1,066,939
Minimum capital	402,341	396,749
Core solvency ratio	254%	260%
Comprehensive solvency ratio	262%	269%

According to the solvency ratios results mentioned above, and the unquantifiable evaluation results of operational risk, strategic risk, reputational risk and liquidity risk of insurance companies, the CBIRC evaluates the comprehensive solvency of insurance companies and supervises insurance companies by classifying them into four categories:

(i)	Category A: solvency ratios meet the requirements, and the operational risk, strategic risk, reputational risk and liquidity risk are very low;

(ii)	Category B: solvency ratios meet the requirements, and the operational risk, strategic risk, reputational risk and liquidity risk are low;

(iii)	Category C: solvency ratios do not meet the requirements or solvency ratios meet the requirements but one or several risks in operation, strategy, reputation and liquidity are high;

(iv)	Category D: solvency ratios do not meet the requirements or solvency ratios meet the requirements but one or several risks in operation, strategy, reputation and liquidity are severe.

According to the Supervision Information System of the China Risk Oriented Solvency System, the latest Integrated Risk Rating result of the Company was Category A.

4.3	Disclosures about interest in unconsolidated structured entities

The Group’s interest in unconsolidated structured entities are recorded as securities at fair value through profit or loss, available-for-sale securities and loans. These structured entities typically raise funds by issuing securities or other beneficiary certificates. The purpose of these structured entities is primarily to generate management service fees, or provide finance to public and private infrastructure construction. Refer to Note 3.5 for the Group’s consolidation judgements related to structured entities.

These structured entities that the Group has interest in are guaranteed by third parties with higher credit ratings, or by pledging, or by having the fiscal budget income as the source of repayment, or by borrowers with higher credit ratings.

The Group did not guarantee or provide any financing support for the structured entities that the Group had interest in or sponsored.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

4	RISK MANAGEMENT (continued)

4.3	Disclosures about interest in unconsolidated structured entities (continued)

(i) The unconsolidated structured entities that the Group has interest in

The Group believes that the maximum exposure approximates the carrying amount of interest in these unconsolidated structured entities. The size of unconsolidated structured entities as well as the Group’s carrying amount of the assets recognised in the financial statements relating to its interest in unconsolidated structured entities and the Group’s maximum exposure are shown below:

	Unconsolidated structured entities
As at 31 December 2021	Size RMB million	Carrying amount of assets RMB million	Maximum exposure RMB million	Interest held by the Group
Funds managed by affiliated entities	168,466	9,860	9,860	Investment income and service fee
Funds managed by third parties	Note 1	97,988	97,988	Investment income
Trust schemes managed by affiliated entities	1,994	1,296	1,296	Investment income
Trust schemes managed by third parties	Note 1	62,702	62,702	Investment income
Debt investment schemes managed by affiliated entities	39,817	15,770	15,770	Investment income and service fee
Debt investment schemes managed by third parties	Note 1	51,172	51,172	Investment income
Others managed by affiliated entities Note 2	28,368	14,150	14,150	Investment income and service fee
Others managed by third parties Note 2	Note 1	107,372	107,372	Investment income

	Unconsolidated structured entities
As at 31 December 2020	Size RMB million	Carrying amount of assets RMB million	Maximum exposure RMB million	Interest held by the Group
Funds managed by affiliated entities	158,182	8,232	8,232	Investment income and service fee
Funds managed by third parties	Note 1	99,649	99,649	Investment income
Trust schemes managed by affiliated entities	2,096	1,298	1,298	Investment income
Trust schemes managed by third parties	Note 1	63,229	63,229	Investment income
Debt investment schemes managed by affiliated entities	18,275	9,172	9,172	Investment income and service fee
Debt investment schemes managed by third parties	Note 1	27,747	27,747	Investment income
Others managed by affiliated entities Note 2	290,937	12,681	12,681	Investment income and service fee
Others managed by third parties Note 2	Note 1	75,551	75,551	Investment income

Note 1:	Funds, trust schemes, debt investment schemes and others managed by third parties were sponsored by third party financial institutions and the information related to size of these structured entities were not publicly available.

Note 2:	Others included wealth management products, special asset management schemes, and asset-backed plans, etc.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

4	RISK MANAGEMENT (continued)

4.3	Disclosures about interest in unconsolidated structured entities (continued)

(ii)	The unconsolidated structured entities that the Group has sponsored but does not have interest in As at

31 December 2021, the size of the unconsolidated structured entities that the Group sponsored but had no interest was RMB633,503 million (as at 31 December 2020: RMB686,989 million), which were mainly funds, special asset management schemes, pension security products and pension products, etc., sponsored by the Group to generate management service fee income. In 2021, the management service fee from these structured entities was RMB1,995 million (2020: RMB2,092 million), which was recorded as other income. The Group did not transfer assets to these structured entities.

4.4	Fair value hierarchy

Level 1 fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can obtain at the measurement date.

Other than Level 1 quoted prices, Level 2 fair value is based on valuation techniques using significant inputs, that are observable for the asset being measured, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Observable inputs generally used to measure the fair value of securities classified as Level 2 include quoted market prices for similar assets in active markets; quoted market prices in markets that are not active for identical or similar assets and other market observable inputs. This level includes the debt securities for which quotations are available from pricing services providers. Fair values provided by pricing services providers are subject to a number of validation procedures by management. These procedures include a review of the valuation models utilised and the results of these models, as well as the recalculation of prices obtained from pricing services at the end of each reporting period.

Under certain conditions, the Group may not receive a price quote from independent third-party pricing services. In this instance, the Group’s valuation team may choose to apply an internally developed valuation method to the assets or liabilities being measured, determine the main inputs for valuation, and analyse the change of the valuation and report it to management. Key inputs involved in internal valuation services are not based on observable market data. They reflect assumptions made by management based on judgements and experiences. The assets or liabilities valued by this method are generally classified as Level 3.

As at 31 December 2021, assets classified as Level 1 accounted for approximately 29.82% of assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or interbank market and open-ended funds with public market price quotations. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information. Trading prices from the Chinese interbank market are determined by both trading counterparties and can be observed publicly. The Group adopted this price of the debt securities traded on the Chinese interbank market at the reporting date as their fair market value and classified the investments as Level 1: Open-ended funds also have active markets. Fund management companies publish the net asset value of these funds on their websites on each trade date. Investors subscribe for and redeem units of these funds in accordance with the funds’ net asset value published by the fund management companies on each trade date. The Company adopted the unadjusted net asset value of the funds at the reporting date as their fair market value and classified the investments as Level 1.

As at 31 December 2021, assets classified as Level 2 accounted for approximately 48.57% of assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Debt securities are classified as Level 2 when they are valued at recent quoted prices from the Chinese interbank market or from valuation service providers.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

At 31 December 2021, assets classified as Level 3 accounted for approximately 21.61% of assets measured at fair value on a recurring basis. They primarily include unlisted equity securities and unlisted debt securities. Fair values are determined using valuation techniques, including discounted cash flow valuations, the comparable companies approach, etc. The determination of Level 3 is primarily based on the significance of certain unobservable inputs.

For the accounting policies regarding the determination of fair values of financial assets and liabilities, see Note 3.2.

The following table presents the Group’s quantitative disclosures of the fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2021:

	Fair value measurement using
	Quoted prices in active markets Level 1 RMB million	Significant observable inputs Level 2 RMB million	Significant unobservable inputs Level 3 RMB million	Total RMB million

Assets measured at fair value
Available-for-sale securities
– Equity securities
Funds	94,895	—	—	94,895
Common stocks	233,347	23,094	—	256,441
Preferred stocks	—	—	52,127	52,127
Wealth management products	—	5,005	—	5,005
Others	21,010	49,530	136,456	206,996
– Debt securities
Government bonds	9,208	49,353	—	58,561
Government agency bonds	31,464	228,289	—	259,753
Corporate bonds	4,705	198,442	—	203,147
Subordinated bonds	16,880	94,149	—	111,029
Others	—	555	160,499	161,054
Securities at fair value through profit or loss
– Equity securities
Funds	17,572	222	—	17,794
Common stocks	43,476	2,173	—	45,649
Others	5	266	—	271
– Debt securities
Government bonds	153	1,240	—	1,393
Government agency bonds	2,346	5,643	—	7,989
Corporate bonds	6,646	83,734	45	90,425
Others	100	43,150	—	43,250

Total	481,807	784,845	349,127	1,615,779

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(3,416)	—	—	(3,416)
Investment contracts at fair value through profit or loss	(9)	—	—	(9)

Total	(3,425)	—	—	(3,425)

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

The following table presents the changes in Level 3 financial instruments for the year ended 31 December 2021:

	Available-for-sale securities		Securities at fair value through profit or loss	Total RMB million
	Debt securities RMB million	Equity securities RMB million	Debt securities RMB million

Opening balance	143,905	150,010	9	293,924
Purchases	27,415	43,661	—	71,076
Transfer into Level 3	—	—	36	36
Total gains/(losses) recorded in other comprehensive income	4,073	(2,212)	—	1,861
Disposals or exercises	—	(2,876)	—	(2,876)
Maturity	(14,894)	—	—	(14,894)

Closing balance	160,499	188,583	45	349,127

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of the fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2020:

	Fair value measurement using
	Quoted prices in active markets Level 1	Significant observable inputs Level 2	Significant unobservable inputs Level 3	Total
	RMB million	RMB million	RMB million	RMB million

Assets measured at fair value
Available-for-sale securities
– Equity securities
Funds	97,476	—	—	97,476
Common stocks	278,255	22,994	—	301,249
Preferred stocks	—	—	53,778	53,778
Wealth management products	—	13,013	—	13,013
Others	11,038	41,401	96,232	148,671
– Debt securities
Government bonds	5,838	43,418	—	49,256
Government agency bonds	25,297	143,716	—	169,013
Corporate bonds	2,408	133,617	—	136,025
Subordinated bonds	6,244	75,551	—	81,795
Others	—	816	143,905	144,721
Securities at fair value through profit or loss
– Equity securities
Funds
Common stocks	16,731	104	—	16,835
Others	48,334	524	—	48,858
– Debt securities	41	221	—	262
Government bonds
Government agency bonds	336	1,302	—	1,638
Corporate bonds	972	3,450	—	4,422
Others	2,957	83,837	9	86,803

Total	—	2,752	—	2,752

Liabilities measured at fair value	495,927	566,716	293,924	1,356,567

Financial liabilities at fair value through profit or loss	(3,732)	—	—	(3,732)
Investment contracts at fair value through profit or loss	(10)	—	—	(10)

Total	(3,742)	—	—	(3,742)

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

The following table presents the changes in Level 3 financial instruments for the year ended 31 December 2020:

	Available-for-sale securities		Securities at fair value through profit or loss	Derivative financial assets RMB million	Total RMB million
	Debt securities RMB million	Equity securities RMB million	Debt securities RMB million

Opening balance	105,650	128,899	16	428	234,993
Purchases	38,486	19,953	–	–	58,439
Total gains/(losses) recorded in profit or loss	–	–	(7)	(121)	(128)
Total gains/(losses) recorded in other comprehensive income	653	7,127	–	–	7,780
Disposals or exercises	–	(5,969)	–	(307)	(6,276)
Maturity	(884)	–	–	–	(884)

Closing balance	143,905	150,010	9	–	293,924

The assets and liabilities whose fair value measurements are classified under Level 3 above do not have material impact on the profit or loss of the Group.

For the assets and liabilities measured at fair value on a recurring basis, during the year ended 31 December 2021, RMB16,499 million (2020: RMB12,084 million) debt securities were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas RMB31,764 million (2020: RMB9,825 million) debt securities were transferred from Level 2 to Level 1. RMB4,196 million equity securities were transferred from Level 1 to Level 2 (2020: no equity securities were transferred from Level 1 to Level 2), whereas RMB5,520 million equity securities were transferred from Level 2 to Level 1 (2020: no material equity securities were transferred from Level 2 to Level 1).

For the years ended 31 December 2021 and 2020, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and liabilities. There were also no reclassifications of financial assets.

As at 31 December 2021 and 2020, significant unobservable inputs such as discount rate and discounts for lack of marketability were used in the valuation of primary assets and liabilities at fair value classified as Level 3. The fair value was not significantly sensitive to reasonable changes in these significant unobservable inputs.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

The table below presents information about the significant unobservable inputs used for primary financial instruments at fair value classified as Level 3 as at 31 December 2021 and 31 December 2020:

	Fair value	Valuation techniques	Significant unobservable inputs	Range	Relationships between fair value and unobservable inputs
Equity securities	31 December 2021: 28,245 31 December 2020: 28,162	Comparable companies approach	Discounts for lack of marketability	31 December 2021: 11%-30% 31 December 2020: 12%-35%	The fair value is inversely related to the discounts for lack of marketability
	31 December 2021: 36,556 31 December 2020: 36,697	Net asset value method	N/A	N/A	N/A
	31 December 2021: 116,245 31 December 2020: 84,212	Discounted cash flow method	Discount rate	31 December 2021: 2.69%-9.93% 31 December 2020: 3.80%-6.07%	The fair value is inversely related to discount rate
Debt securities	31 December 2021: 160,499 31 December 2020: 143,905	Discounted cash flow method	Discount rate	31 December 2021: 3.21%-9.78% 31 December 2020: 3.88%-9.82%	The fair value is inversely related to discount rate

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

5	SEGMENT INFORMATION

5.1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

Life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

Health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

Accident insurance business relates primarily to the sale of accident insurance policies.

(iv)	Other businesses (Others)

Other businesses relate primarily to income and cost of the agency business in respect of transactions with CLIC, etc., as described in Note 35, net share of profit of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

5.2	Allocation basis of income and expenses

Investment income, net realised gains on financial assets, net fair value gains through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

5.3	Allocation basis of assets and liabilities

Financial assets, securities sold under agreements to repurchase and derivative financial liabilities are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance and investment contract liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2021
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	481,311	120,609	16,407	—	—	618,327
– Term life	2,501	—	—	—	—
– Whole life	69,923	—	—	—	—
– Endowment	97,791	—	—	—	—
– Annuity	311,096	—	—	—	—
Net premiums earned	480,214	114,549	16,488	—	—	611,251
Investment income	160,204	10,831	496	6,856	—	178,387
Net realised gains on financial assets	18,768	1,256	58	262	—	20,344
Net fair value gains through profit or loss	2,795	187	9	1,952	—	4,943
Other income	1,228	85	—	11,826	(3,134)	10,005
Including: inter-segment revenue	—	—	—	3,134	(3,134)	—

Segment revenues	663,209	126,908	17,051	20,896	(3,134)	824,930

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(114,657)	(6,656)	(41)	—	—	(121,354)
Accident and health claims and claim adjustment expenses	—	(48,076)	(6,954)	—	—	(55,030)
Increase in insurance contract liabilities	(413,206)	(28,956)	(208)	—	—	(442,370)
Investment contract benefits	(10,223)	(405)	—	—	—	(10,628)
Policyholder dividends resulting from participation in profits	(26,367)	(144)	—	—	—	(26,511)
Underwriting and policy acquisition costs	(38,290)	(21,021)	(4,835)	(1,598)	—	(65,744)
Finance costs	(4,608)	(308)	(14)	(668)	—	(5,598)
Administrative expenses	(23,339)	(11,069)	(2,948)	(3,452)	—	(40,808)
Statutory insurance fund contribution	(787)	(367)	(99)	—	—	(1,253)
Other expenses	(8,961)	(1,307)	(270)	(8,063)	3,134	(15,467)
Including: inter-segment expenses	(2,929)	(196)	(9)	—	3,134	—

Segment benefits, claims and expenses	(640,438)	(118,309)	(15,369)	(13,781)	3,134	(784,763)

Net gains on investments of associates and joint ventures	—	—	—	10,328	—	10,328
Including: share of profit of associates and joint ventures	—	—	—	10,328	—	10,328

Segment results	22,771	8,599	1,682	17,443	—	50,495

Income tax						1,917

Net profit						52,412

Attributable to
– Equity holders of the Company						50,921
– Non-controlling interests						1,491

Other comprehensive income attributable to equity holders of the Company	(5,290)	(354)	(16)	1,097	—	(4,563)

Depreciation and amortisation	2,919	1,359	368	641	—	5,287

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

5	SEGMENT INFORMATION (continued)

	As at 31 December 2021
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Assets
Financial assets	4,001,202	259,618	11,668	223,824	—	4,496,312
Others	9,893	16,044	569	257,953	—	284,459

Segment assets	4,011,095	275,662	12,237	481,777	—	4,780,771

Unallocated
Property, plant and equipment						54,398
Others						55,916

Total						4,891,085

Liabilities
Insurance contracts	3,180,931	228,899	10,069	—	—	3,419,899
Investment contracts	296,104	17,490	—	—	—	313,594
Securities sold under agreements to repurchase	217,288	14,536	672	6,950	—	239,446
Others	87,371	5,276	379	22,102	—	115,128

Segment liabilities	3,781,694	266,201	11,120	29,052	—	4,088,067

Unallocated
Others						316,360

Total						4,404,427

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2020
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	480,593	115,089	16,583	—	—	612,265
– Term life	2,674	—	—	—	—
– Whole life	73,747	—	—	—	—
– Endowment	109,275	—	—	—	—
– Annuity	294,897	—	—	—	—
Net premiums earned	479,600	109,091	15,975	—	—	604,666
Investment income	140,963	9,202	462	3,870	—	154,497
Net realised gains on financial assets	13,523	877	44	139	—	14,583
Net fair value gains through profit or loss	17,727	1,148	58	2,967	—	21,900
Other income	1,284	75	—	10,492	(2,448)	9,403
Including: inter-segment revenue	—	—	—	2,448	(2,448)	—

Segment revenues	653,097	120,393	16,539	17,468	(2,448)	805,049

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(108,862)	(4,714)	(33)	—	—	(113,609)
Accident and health claims and claim adjustment expenses	—	(44,987)	(7,408)	—	—	(52,395)
Increase in insurance contract liabilities	(382,132)	(32,445)	(220)	—	—	(414,797)
Investment contract benefits	(9,494)	(352)	—	—	—	(9,846)
Policyholder dividends resulting from participation in profits	(28,129)	(150)	—	—	—	(28,279)
Underwriting and policy acquisition costs	(60,841)	(15,921)	(5,315)	(2,284)	—	(84,361)
Finance costs	(2,798)	(183)	(7)	(759)	—	(3,747)
Administrative expenses	(23,360)	(8,677)	(2,649)	(3,020)	—	(37,706)
Statutory insurance fund contribution	(833)	(302)	(94)	—	—	(1,229)
Other expenses	(8,575)	(1,051)	(241)	(4,851)	2,448	(12,270)
Including: inter-segment expenses	(2,292)	(148)	(8)	—	2,448	—

Segment benefits, claims and expenses	(625,024)	(108,782)	(15,967)	(10,914)	2,448	(758,239)

Net gains on investments of associates and joint ventures	—	—	—	7,666	—	7,666
Including: share of profit of associates and joint ventures	—	—	—	8,336	—	8,336

Segment results	28,073	11,611	572	14,220	—	54,476

Income tax						(3,103)

Net profit						51,373

Attributable to
– Equity holders of the Company						50,257
– Non-controlling interests						1,116

Other comprehensive income attributable to equity holders of the Company	23,685	1,534	78	402	—	25,699

Depreciation and amortisation	3,086	1,118	351	607	—	5,162

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

5	SEGMENT INFORMATION (continued)

	As at 31 December 2020
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Assets
Financial assets	3,537,020	222,559	10,964	117,276	—	3,887,819
Others	10,076	14,939	675	239,584	—	265,274

Segment assets	3,547,096	237,498	11,639	356,860	—	4,153,093

Unallocated
Property, plant and equipment						52,747
Others						46,626

Total						4,252,466

Liabilities
Insurance contracts	2,767,642	195,487	10,096	—	—	2,973,225
Investment contracts	271,757	16,455	—	—	—	288,212
Securities sold under agreements to repurchase	109,156	7,070	358	5,665	—	122,249
Others	84,668	6,013	370	23,288	—	114,339

Segment liabilities	3,233,223	225,025	10,824	28,953	—	3,498,025

Unallocated
Others						297,504

Total						3,795,529

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

6	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million

Cost
As at 1 January 2021	50,428	8,091	1,352	11,333	2,798	74,002
Transfers upon completion	7,208	—	—	(7,601)	182	(211)
Additions	1,415	716	5	3,267	—	5,403
Transfers into investment properties	—	—	—	(209)	—	(209)
Disposals	(456)	(456)	(46)	—	(548)	(1,506)

As at 31 December 2021	58,595	8,351	1,311	6,790	2,432	77,479

Accumulated depreciation
As at 1 January 2021	(13,085)	(5,433)	(891)	—	(1,821)	(21,230)
Charge for the year	(1,799)	(778)	(149)	—	(379)	(3,105)
Disposals	271	434	44	—	530	1,279

As at 31 December 2021	(14,613)	(5,777)	(996)	—	(1,670)	(23,056)

Impairment
As at 1 January 2021	(24)	—	—	(1)	—	(25)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2021	(24)	—	—	(1)	—	(25)

Net book value
As at 1 January 2021	37,319	2,658	461	11,332	977	52,747

As at 31 December 2021	43,958	2,574	315	6,789	762	54,398

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

6	PROPERTY, PLANT AND EQUIPMENT (continued)

	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million

Cost
As at 1 January 2020	44,771	8,368	1,364	14,378	2,619	71,500
Transfers upon completion	6,010	3	—	(6,456)	322	(121)
Additions	222	626	131	5,509	—	6,488
Transfers into investment properties	—	—	—	(2,098)	—	(2,098)
Disposals	(575)	(906)	(143)	—	(143)	(1,767)

As at 31 December 2020	50,428	8,091	1,352	11,333	2,798	74,002

Accumulated depreciation
As at 1 January 2020	(11,811)	(5,484)	(841)	—	(1,581)	(19,717)
Charge for the year	(1,582)	(725)	(189)	—	(377)	(2,873)
Disposals	308	776	139	—	137	1,360

As at 31 December 2020	(13,085)	(5,433)	(891)	—	(1,821)	(21,230)

Impairment
As at 1 January 2020	(24)	—	—	(1)	—	(25)
Charge for the year	—	—	—	—	—	—

As at 31 December 2020	(24)	—	—	(1)	—	(25)

Net book value
As at 1 January 2020	32,936	2,884	523	14,377	1,038	51,758

As at 31 December 2020	37,319	2,658	461	11,332	977	52,747

As at 31 December 2021, the net book value of buildings above which were in process to obtain title certificates was RMB9,605 million (as at 31 December 2020: RMB6,159 million).

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

7	LEASES

(a)	Right-of-use assets

	Buildings	Others	Total
	RMB million
Cost
As at 1 January	5,430	2	5,432
2021 Additions	972	1	973
Deductions	(1,032)	(1)	(1,033)

As at 31 December 2021	5,370	2	5,372

Accumulated depreciation
As at 1 January 2021	(2,355)	(1)	(2,356)
Charge for the year	(1,410)	(1)	(1,411)
Deductions	912	1	913

As at 31 December 2021	(2,853)	(1)	(2,854)

Impairment
As at 1 January 2021

As at 31 December 2021	—	—	—

Net book value	—	—	—

As at 1 January 2021	3,075	1	3,076

As at 31 December 2021	2,517	1	2,518

	Buildings	Others	Total
	RMB million
Cost
As at 1 January 2020	4,686	2	4,688
Additions	1,157	1	1,158
Deductions	(413)	(1)	(414)

As at 31 December 2020	5,430	2	5,432

Accumulated depreciation
As at 1 January 2020	(1,167)	(1)	(1,168)
Charge for the year	(1,517)	(1)	(1,518)
Deductions	329	1	330

As at 31 December 2020	(2,355)	(1)	(2,356)

Impairment
As at 1 January 2020

As at 31 December 2020	—	—	—

Net book value	—	—	—

As at 1 January 2020	3,519	1	3,520

As at 31 December 2020	3,075	1	3,076

The Group had no significant profit or loss from subleasing right-of-use assets or sale and leaseback transactions for the year ended 31 December 2021 (2020: same).

The Group’s right-of-use assets include the above assets and land use rights disclosed in Note 14.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

7	LEASES (continued)

(b)	The amounts recognised in profit or loss in relation to leases are as follows:

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million
Interest on lease liabilities	96	113
Depreciation charge of right-of-use assets	1,411	1,518
Expense relating to short-term leases	332	260
Expense relating to leases of low-value assets (except for short-term lease liabilities)	1	2

Total	1,840	1,893

8	INVESTMENT PROPERTIES

Buildings RMB million

Cost
As at 1 January 2021	15,385
Additions	(414)

As at 31 December 2021	14,971

Accumulated depreciation
As at 1 January 2021	(1,168)
Additions	(429)

As at 31 December 2021	(1,597)

Net book value
As at 1 January 2021	14,217

As at 31 December 2021	13,374

Fair value
As at 1 January 2021	17,285

As at 31 December 2021	16,626

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

8	INVESTMENT PROPERTIES (continued)

Buildings RMB million

Cost
As at 1 January 2020	12,898
Additions	2,487

As at 31 December 2020	15,385

Accumulated depreciation
As at 1 January 2020	(757)
Additions	(411)

As at 31 December 2020	(1,168)

Net book value
As at 1 January 2020	12,141

As at 31 December 2020	14,217

Fair value
As at 1 January 2020	14,870

As at 31 December 2020	17,285

The Company leases part of its investment properties to its subsidiaries and charges rentals based on the areas occupied by the respective entities. These properties are categorised as property, plant and equipment of the Group in the consolidated statement of financial position.

The Group has no restrictions on the use of its investment properties and no contractual obligations to each investment property purchased, constructed or developed or for repairs, maintenance and enhancements.

As at 31 December 2021, the net book value of investment properties which were in process to obtain title certificates was RMB981 million (as at 31 December 2020: RMB1,044 million).

The fair value of investment properties of the Group as at 31 December 2021 amounted to RMB16,626 million (as at

31 December 2020: RMB17,285 million), which was estimated by the Group having regards to valuations performed by independent appraisers. The investment properties were classified as Level 3 in the fair value hierarchy.

The Group uses the weighted average of market comparison approach and income approach as its valuation method to estimate the fair value of its investment properties. Under the market comparison approach, the estimated fair value of a property is based on the average sale price of comparable properties recently sold; the income approach is to convert projected future incomes of investment properties into value by rate of return, rate of capitalization or income multiplier. According to the calculation results of the above two valuation approaches, with consideration of the comprehensive adjustment coefficient, which is composed of a number of adjusting factors, including the time and the conditions of sale, the geographical location, age, decoration, floor area, lot size of the property and other factors.

Under the market comparison approach and income approach, an increase (decrease) in the comprehensive adjustment coefficient will result in an increase (decrease) in the fair value of investment properties.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

9	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	2021 RMB million	2020 RMB million
As at 1 January	239,584	222,983
Change of the cost	11,400	13,997
Share of profit or loss	10,328	8,336
Declared dividends	(4,480)	(5,253)
Other equity movements	1,121	228
Impairment	—	(707)

As at 31 December	257,953	239,584

				Movement
	Accounting method	Cost	As at 31 December 2020	Change of the cost	Share of profit or loss	Declared dividends	Other equity movements	Provision of impairment	As at 31 December 2021	Percentage equity interest	Accumulated of amount of impairment
	RMB Million									RMB Million

Associates
China Guangfa Bank Co., Ltd. (“CGB”) (i)	Equity Method	45,176	79,974	—	5,819	(662)	1,048	—	86,179	43.686%	—
Sino-Ocean Group Holding Limited (“Sino-Ocean”) (ii)	Equity Method	11,245	11,285	—	589	(271)	296	—	11,899	29.59%	(3,217)
China Life Property and Casualty Insurance Company Limited (“CLP&C”)	Equity Method	6,000	10,620	—	272	(214)	(527)	—	10,151	40.00%	—
COFCO Futures Company Limited (“COFCO Futures”)	Equity Method	1,339	1,612	—	98	(15)	(3)	—	1,692	35.00%	—
Sinopec Sichuan to East China Gas Pipeline Co., Ltd. (“Pipeline Company”)	Equity Method	20,000	20,676	—	1,335	(608)	35	—	21,438	43.86%	—
China United Network Communications Limited (“China Unicom”) (iii)	Equity Method	21,801	22,433	—	602	(369)	(22)	—	22,644	10.29%	—
Others (iv)	Equity Method	48,001	41,555	5,610	3,022	(1,042)	(130)	—	49,015		—

Subtotal		153,562	188,155	5,610	11,737	(3,181)	697	—	203,018		(3,217)

Joint ventures
Joy City Commercial Property Fund L.P. (“Joy City”)	Equity Method	6,281	5,779	—	111	(354)	10	—	5,546	66.67%	—
Mapleleaf Century Limited (“MCL”) Equity Method		7,656	4,736	—	(1,004)	—	505	—	4,237	75.00%	—
Others (iv)	Equity Method	48,576	40,914	5,790	(516)	(945)	(91)	—	45,152		—

Subtotal		62,513	51,429	5,790	(1,409)	(1,299)	424	—	54,935		—

Total		216,075	239,584	11,400	10,328	(4,480)	1,121	—	257,953		(3,217)

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

9	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

(i)	The 2020 final dividend of RMB0.077 in cash per ordinary share was approved and declared in the Annual General Meeting of CGB on 30 June 2021. The Company received a cash dividend of RMB662 million.

(ii)

The 2020 final dividend of HKD0.09 in cash per ordinary share was approved and declared in the Annual General Meeting of Sino-Ocean on 21 May 2021. The Company received a cash dividend equivalent to RMB168 million. The 2021 interim dividend of HKD0.055 in cash per ordinary share was approved and declared by the Board of Directors of Sino-Ocean on 19 August 2021. The Company received a cash dividend equivalent to RMB103 million.

Sino-Ocean, the Group’s associate is listed in Hong Kong. On 31 December 2021, the stock price of Sino-Ocean was HKD1.82 per share. As at 31 December 2020, the cumulative impairment loss of RMB3,217 million for the investment in Sino-Ocean had been recognised by the Group. The Group performed an impairment test to this investment valued using the discounted future cash flow method on 31 December 2021 and no further impairment loss should be made. The impairment test involved significant assumptions including selling prices of properties under development, rental prices of investment properties and discount rates, and the Group used 10% as the discount rate of cash flow for properties under development and investment properties (As at 31 December 2020: 10% for properties under development and investment properties).

(iii)

The 2020 final dividend of RMB0.0669 in cash per ordinary share was approved and declared in the Annual General Meeting of China Unicom on 11 May 2021. The Company received a cash dividend of RMB213 million. The 2021 interim dividend of RMB0.0488 in cash per ordinary share was approved and declared in the Annual General Meeting of China Unicom on 23 September 2021. The Company received a cash dividend equivalent to RMB156 million.

On 31 December 2021, the stock price of China Unicom was RMB3.93 per share.

(iv)	The Group invested in real estate, industrial logistics assets and other industries through these enterprises.

(v)	There is no significant restriction for the Group to dispose of its other associates and joint ventures.

As at 31 December 2021, the major associates and joint ventures of the Group are as follows:

Name	Place of incorporation	Percentage of equity interest held

Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.59%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%
China Unicom	PRC	10.29%

Joint ventures
Joy City	The British Cayman Islands	66.67%
MCL	The British Virgin Islands	75.00%

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

9	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

As at 31 December 2020, the major associates and joint ventures of the Group are as follows:

Name	Place of incorporation	Percentage of equity interest held

Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.59%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%
China Unicom	PRC	10.29%

Joint ventures
Joy City	The British Cayman Islands	66.67%
MCL	The British Virgin Islands	75.00%

The following table illustrates the financial information of the Group’s major associates and joint ventures as at 31 December 2021 and for the year ended 31 December 2021:

	CGB RMB million	Sino-Ocean RMB million	CLP&C RMB million	COFCO Futures RMB million	Pipeline Company RMB million	China Unicom RMB million	Joy City RMB million	MCL RMB million

Total assets	3,359,985	281,252	120,178	25,153	37,099	593,284	10,258	24,195
Total liabilities	3,125,484	204,805	94,756	21,868	1,476	257,074	232	13,035
Total equity	234,501	76,447	25,422	3,285	35,623	336,210	10,026	11,160
Total equity attributable to equity holders of the associates and joint ventures	189,510	55,074	25,422	3,277	35,623	149,217	10,026	11,160
Total adjustments (i)	464	(7,257)	—	—	405	16,509	(1,707)	(5,511)
Total equity attributable to equity holders of the associates and joint ventures after adjustments	189,974	47,817	25,422	3,277	36,028	165,726	8,319	5,649
Proportion of the Group’s ownership	43.686%	29.59%	40.00%	35.00%	43.86%	10.29%	66.67%	75.00%
Gross carrying value of the investments Impairment	86,179	15,116	10,151	1,692	21,438	22,644	5,546	4,237
Net carrying value of the investments	—	(3,217)	—	—	—	—	—	—
Total revenues	86,179	11,899	10,151	1,692	21,438	22,644	5,546	4,237

Net profit/(loss)	74,905	68,645	82,549	6,846	5,583	331,665	352	897
Other comprehensive income	17,476	5,091	621	281	3,081	14,416	333	28
Total comprehensive income	2,416	(35)	(766)	(8)	—	(27)	15	447
	19,892	5,056	(145)	273	3,081	14,389	348	475

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

9	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

The following table illustrates the financial information of the Group’s major associates and joint ventures as at 31 December 2020 and for the year ended 31 December 2020:

	CGB RMB million	Sino-Ocean RMB million	CLP&C RMB million	COFCO Futures RMB million	Pipeline Company RMB million	China Unicom RMB million	Joy City RMB million	MCL RMB million

Total assets	3,027,972	263,528	106,930	20,567	34,933	582,475	10,306	24,196
Total liabilities	2,809,822	193,806	80,379	17,512	1,068	251,001	85	13,342
Total equity	218,150	69,722	26,551	3,055	33,865	331,474	10,221	10,854
Total equity attributable to equity holders of the associates and joint ventures	173,159	52,273	26,551	3,048	33,865	147,709	10,221	10,854
Total adjustments (i)	2,612	(6,528)	—	—	427	16,981	(1,552)	(4,540)
Total equity attributable to equity holders of the associates and joint ventures after adjustments	175,771	45,745	26,551	3,048	34,292	164,690	8,669	6,314
Proportion of the Group’s ownership	43.686%	29.59%	40.00%	35.00%	43.86%	10.29%	66.67%	75.00%
Gross carrying value of the investments Impairment	79,974	14,502	10,620	1,612	20,676	22,433	5,779	4,736
Net carrying value of the investments	—	(3,217)	—	—	—	—	—	—
Total revenues	79,974	11,285	10,620	1,612	20,676	22,433	5,779	4,736

Net profit/(loss)	80,525	61,271	77,990	2,193	5,259	306,490	360	853
Other comprehensive income	13,812	4,675	1,730	208	2,823	12,525	339	185
Total comprehensive income	(1,944)	630	1,991	(5)	—	(1,706)	(25)	650
	11,868	5,305	3,721	203	2,823	10,819	314	835

(i)	Including adjustments for the difference of accounting policies, fair value and others.

The Group had no contingent liabilities with the associates and joint ventures as at 31 December 2021 and 31 December 2020. The Group had a capital contribution commitment of RMB20,730 million with associates and joint ventures as at 31 December 2021 (as at 31 December 2020: RMB25,364 million). The capital contribution commitment amount has been included in the capital commitments in Note 40.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

10	FINANCIAL ASSETS

10.1	Held-to-maturity securities

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Debt securities
Government bonds	349,370	265,198
Government agency bonds	911,451	617,515
Corporate bonds	209,627	201,988
Subordinated bonds	63,305	104,668

Total	1,533,753	1,189,369

Debt securities
Listed in Mainland, PRC	246,134	215,671
Listed in Hong Kong, PRC	87	148
Listed overseas	44	70
Unlisted (i)	1,287,488	973,480

Total	1,533,753	1,189,369

(i)	Unlisted debt securities include those traded on the Chinese interbank market.

As at 31 December 2021, no accumulated impairment loss for the investment of held-to-maturity securities has been recognised by the Group (2020: RMB20 million).

Debt securities – fair value hierarchy	As at 31 December 2021			As at 31 December 2020
	Level 1 RMB million	Level 2 RMB million	Total RMB million	Level 1 RMB million	Level 2 RMB million	Total RMB million
Government bonds	68,300	314,113	382,413	37,134	238,636	275,770
Government agency bonds	74,241	895,343	969,584	71,715	559,488	631,203
Corporate bonds	7,911	211,882	219,793	4,433	205,440	209,873
Subordinated bonds	—	66,481	66,481	12,332	96,362	108,694

Total	150,452	1,487,819	1,638,271	125,614	1,099,926	1,225,540

Debt securities – Contractual maturity schedule	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Maturing:
Within one year	55,370	25,520
After one year but within five years	147,786	146,463
After five years but within ten years	163,479	206,134
After ten years	1,167,118	811,252

Total	1,533,753	1,189,369

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

10	FINANCIAL ASSETS (continued)

10.2	Loans

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million
Policy loans (i)	236,209	200,730
Other loans	433,697	460,248

Total	669,906	660,978

Impairment	(3,819)	(2,443)

Net value	666,087	658,535

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million
Maturing:
Within one year	348,940	231,291
After one year but within five years	182,493	287,196
After five years but within ten years	106,319	114,885
After ten years	32,154	27,606

Total	669,906	660,978

Impairment	(3,819)	(2,443)

Net value	666,087	658,535

(i)	As at 31 December 2021, maturities of policy loans were within 6 months (as at 31 December 2020: same).

10.3	Term deposits

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million
Maturing:
Within one year	135,301	63,090
After one year but within five years	394,187	480,848
After five years but within ten years	—	1,740

Total	529,488	545,678

As at 31 December 2021, the Group’s term deposits of RMB2,641 million (as at 31 December 2020: RMB750 million) were deposited in banks for risk reserves of enterprise annuity fund investments, risk reserves of personal endowment security management business and backing overseas borrowings, which are restricted to use.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

10	FINANCIAL ASSETS (continued)

10.4	Statutory deposits – restricted

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million
Contractual maturity schedule:
Within one year	1,720	—
After one year but within five years	4,613	6,333

Total	6,333	6,333

Insurance companies in China are required to deposit an amount that equals 20% of their registered capital with banks in compliance with regulations of the CBIRC. These funds may not be used for any purpose other than for paying off debts during liquidation proceedings.

10.5	Available-for-sale securities

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Available-for-sale securities, at fair value
Debt securities
Government bonds	58,561	49,256
Government agency bonds	259,753	169,013
Corporate bonds	203,147	136,025
Subordinated bonds	111,029	81,795
Others (i)	161,054	144,721

Subtotal	793,544	580,810

Equity securities
Funds	94,895	97,476
Common stocks	256,441	301,249
Preferred stocks	52,127	53,778
Wealth management products	5,005	13,013
Others (i)	206,996	148,671

Subtotal	615,464	614,187

Available-for-sale securities, at cost
Equity securities
Others (i)	20,279	20,606

Total	1,429,287	1,215,603

(i)	Other available-for-sale securities mainly include unlisted equity investments, private equity funds, trust schemes and perpetual bonds.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

10	FINANCIAL ASSETS (continued)

10.5	Available-for-sale securities (continued)

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Debt securities
Listed in Mainland, PRC	86,145	42,154
Unlisted	707,399	538,656

Subtotal	793,544	580,810

Equity securities
Listed in Mainland, PRC	238,155	200,254
Listed in Hong Kong, PRC	75,694	108,493
Listed overseas	28	278
Unlisted	321,866	325,768

Subtotal	635,743	634,793

Total	1,429,287	1,215,603

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotations, wealth management products and private equity funds.

Debt securities – Contractual maturity schedule	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Maturing:
Within one year	36,597	36,870
After one year but within five years	179,476	125,202
After five years but within ten years	318,992	271,394
After ten years	258,479	147,344

Total	793,544	580,810

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

10	FINANCIAL ASSETS (continued)

10.6	Securities at fair value through profit or loss

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Debt securities
Government bonds	1,393	1,638
Government agency bonds	7,989	4,422
Corporate bonds	90,425	86,803
Others	43,250	2,752

Subtotal	143,057	95,615

Equity securities
Funds	17,794	16,835
Common stocks	45,649	48,858
Others	271	262

Subtotal	63,714	65,955

Total	206,771	161,570

Debt securities
Listed in Mainland, PRC	29,934	32,333
Listed in Hong Kong, PRC	23	72
Listed overseas	273	262
Unlisted	112,827	62,948

Subtotal	143,057	95,615

Equity securities
Listed in Mainland, PRC	45,817	51,629
Listed in Hong Kong, PRC	736	80
Listed overseas	4,849	4,213
Unlisted	12,312	10,033

Subtotal	63,714	65,955

Total	206,771	161,570

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotations.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

10	FINANCIAL ASSETS (continued)

10.7	Securities purchased under agreements to resell

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Maturing:
Within 30 days	11,896	7,947
Above 30 days	1,019	—

Total	12,915	7,947

10.8	Accrued investment income

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Bank deposits	12,735	12,570
Debt securities	31,900	26,454
Others	6,462	6,176

Total	51,097	45,200

Current	49,031	44,197
Non-current	2,066	1,003

Total	51,097	45,200

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

11	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The table below presents the carrying value and estimated fair value of major financial assets and liabilities, and investment contracts:

	Carrying value		Estimated fair value (i)
	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Held-to-maturity securities (ii)	1,533,753	1,189,369	1,638,271	1,225,540
Loans (iii)	666,087	658,535	686,005	667,545
Term deposits	529,488	545,667	529,488	545,667
Statutory deposits – restricted	6,333	6,333	6,333	6,333
Available-for-sale securities, at fair value	1,409,008	1,194,997	1,409,008	1,194,997
Securities at fair value through profit or loss	206,771	161,570	206,771	161,570
Securities purchased under agreements to resell	12,915	7,947	12,915	7,947
Cash and cash equivalents	60,440	56,655	60,440	56,655
Investment contracts (iii)	(313,594)	(288,212)	(299,727)	(276,521)
Financial liabilities at fair value through profit or loss	(3,416)	(3,732)	(3,416)	(3,732)
Securities sold under agreements to repurchase	(239,446)	(122,249)	(239,446)	(122,249)
Bonds payable	(34,994)	(34,992)	(35,898)	(35,602)
Interest-bearing loans and borrowings	(18,686)	(19,556)	(18,686)	(19,556)

(i)	The estimates and judgements to determine the fair value of financial assets are described in Note 3.2.

(ii)	The fair value of held-to-maturity securities is determined by reference with other debt securities which are measured by fair value. Please refer to Note 4.4.

(iii)	Investment contracts at fair value through profit or loss have quoted prices in active markets, and therefore, their fair value was classified as Level 1.

The fair value of policy loans approximated its carrying value. The fair values of other loans and investment contracts at amortised cost were determined using valuation techniques, with consideration of the present value of expected cash flows arising from contracts using a risk-adjusted discount rate, allowing for the risk-free rate available on the valuation date, credit risk and risk margin associated with the future cash flows. The fair values of other loans and investment contracts at amortised cost were classified as Level 3.

12	PREMIUMS RECEIVABLE

As at 31 December 2021, the carrying value of premiums receivable within one year was RMB19,935 million (as at 31 December 2020: RMB20,458 million).

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

13	REINSURANCE ASSETS

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million
Long-term insurance contracts ceded (Note 15)	4,910	4,228
Due from reinsurance companies	485	1,135
Ceded unearned premiums (Note 15)	823	523
Claims recoverable from reinsurers (Note 15)	412	209

Total	6,630	6,095

Current	1,720	1,867
Non-current	4,910	4,228

Total	6,630	6,095

14	OTHER ASSETS

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Investments receivable and prepaid	9,493	1,559
Land use rights (i)	8,011	8,056
Disbursements	5,327	5,866
Automated policy loans	3,673	3,522
Tax prepaid	3,353	2,257
Due from related parties	717	728
Prepayments to constructors	101	187
Others	8,884	6,865

Total	39,559	29,040

Current	30,713	19,717
Non-current	8,846	9,323

Total	39,559	29,040

(i)	The Group’s right-of-use assets include the above land use rights and right-of-use assets disclosed in Note 7.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

15	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

(i)

For the insurance contracts of which future insurance benefits are affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impacts of time value on reserves.

In developing the discount rate assumptions, the Group considers investment experience, the current investment portfolio and the trend of the relevant yield curves. The assumed discount rates reflect the future economic outlook as well as the Group’s investment strategy. The assumed discount rates with risk margin are as follows:

Discount rate assumptions

As at 31 December 2021	4.85%
As at 31 December 2020	4.85%

For the insurance contracts of which future insurance benefits are not affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on the “Yield curve of reserve computation benchmark for insurance contracts”, published on the “China Bond” website with consideration of liquidity spreads, taxation and other relevant factors. The assumed spot discount rates with risk margin are as follows:

Discount rate assumptions

As at 31 December 2021	2.88%~4.80%
As at 31 December 2020	3.09%~4.80%

There is uncertainty on the discount rate assumption, which is affected by factors such as future macro-economy, monetary and foreign exchange policies, capital market and availability of investment channels of insurance funds. The Group determines the discount rate assumption based on the information obtained at the end of each reporting period, including the consideration of risk margin.

(ii)

The mortality and morbidity assumptions are based on the Group’s historical mortality and morbidity experience. The assumed mortality rates and morbidity rates vary with the age of the insured and contract type.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (2010-2013), adjusted where appropriate to reflect the Group’s recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate reserving of liability. Similarly, improvements in longevity due to continuing advancements in medical care and social conditions may expose the Group to longevity risk.

The Group bases its morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. Firstly, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Secondly, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate reserving of liability if current morbidity assumptions do not properly reflect such trends.

Risk margin is considered in the Group’s mortality and morbidity assumptions.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

15	INSURANCE CONTRACTS (continued)

(a)	Process used to decide on assumptions (continued)

(iii)

Expense assumptions are based on expected unit costs with the consideration of previous expense studies and future trends. Expense assumptions are affected by certain factors such as future inflation and market competition which bring uncertainty to these assumptions. The Group determines expense assumptions based on information obtained at the end of each reporting period and risk margin. Components of expense assumptions include the cost per policy and percentage of premium as follows:

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium

As at 31 December 2021	45.00	0.85%~0.90%	25.00	0.90%
As at 31 December 2020	45.00	0.85%~0.90%	25.00	0.90%

(iv)

The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which bring uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information.

(v)

The Group applies a consistent method to determine risk margin. The Group considers risk margin for the discount rate, mortality and morbidity and expense assumptions to compensate for the uncertain amount and timing of future cash flows. When determining risk margin, the Group considers historical experience, future expectations and other factors. The Group determines the risk margin level by itself as the regulations have not imposed any specific requirement on it.

The Group adopts a consistent process to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margin, with consideration of all available information, and taking into account the Group’s historical experience and expectation of future events.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

15	INSURANCE CONTRACTS (continued)

(b)	Net liabilities of insurance contracts

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million
Gross
Long-term insurance contracts	3,379,603	2,936,533
Short-term insurance contracts
– Claims and claim adjustment expenses	26,234	21,991
– Unearned premiums	14,062	14,701

Total, gross	3,419,899	2,973,225

Recoverable from reinsurers
Long-term insurance contracts (Note 13)	(4,910)	(4,228)
Short-term insurance contracts
– Claims and claim adjustment expenses (Note 13)	(412)	(209)
– Unearned premiums (Note 13)	(823)	(523)

Total, ceded	(6,145)	(4,960)

Net
Long-term insurance contracts	3,374,693	2,932,305
Short-term insurance contracts
– Claims and claim adjustment expenses	25,822	21,782
– Unearned premiums	13,239	14,178

Total, net	3,413,754	2,968,265

(c)	Movements in liabilities of short-term insurance contracts

The table below presents movements in claims and claim adjustment expense reserve:

	2021 RMB million	2020 RMB million

Notified claims	4,319	2,781
Incurred but not reported	17,672	15,623

Total as at 1 January – Gross	21,991	18,404

Cash paid for claims settled
– Cash paid for current year claims	(34,301)	(32,804)
– Cash paid for prior year claims	(17,783)	(16,682)
Claims incurred
– Claims arising in current year	56,938	52,589
– Claims arising in prior years	(611)	484

Total as at 31 December – Gross	26,234	21,991

Notified claims	4,197	4,319
Incurred but not reported	22,037	17,672

Total as at 31 December – Gross	26,234	21,991

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

15	INSURANCE CONTRACTS (continued)

(c)	Movements in liabilities of short-term insurance contracts (continued)

The table below presents movements in unearned premium reserves:

	2021 RMB million			2020 RMB million
	Gross	Ceded	Net	Gross	Ceded	Net

As at 1 January	14,701	(523)	14,178	13,001	(369)	12,632
Increase	14,062	(823)	13,239	14,701	(523)	14,178
Release	(14,701)	523	(14,178)	(13,001)	369	(12,632)

As at 31 December	14,062	(823)	13,239	14,701	(523)	14,178

(d)	Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of long-term insurance contracts:

	2021 RMB million	2020 RMB million

As at 1 January	2,936,533	2,521,331
Premiums	542,974	536,150
Release of liabilities (i)	(287,705)	(288,959)
Accretion of interest	148,504	129,679
Change in assumptions
– Change in discount rates	30,701	35,071
– Change in other assumptions (ii)	7,574	3,472
Other movements	1,022	(211)

As at 31 December	3,379,603	2,936,533

(i)	The release of liabilities mainly consists of release due to death or other benefits and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

(ii)

For the year ended 31 December 2021, the change in other assumptions was mainly caused by the change in morbidity rate assumptions of certain products, which increased insurance contract liabilities by RMB5,897 million. This change reflected the Group’s most recent experience and future expectations about the morbidity rates as at the reporting date. Changes in assumptions other than morbidity rates increased insurance contract liabilities by RMB1,677 million.

For the year ended 31 December 2020, the change in other assumptions was mainly caused by the change in morbidity rate assumptions of certain products, which increased insurance contract liabilities by RMB2,081 million. This change reflected the Group’s most recent experience and future expectations about the morbidity rates as at the reporting date. Changes in assumptions other than morbidity rates increased insurance contract liabilities by RMB1,391 million.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

16	INVESTMENT CONTRACTS

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Investment contracts with DPF at amortised cost	68,544	64,950
Investment contracts without DPF
– At amortised cost	245,041	223,252
– At fair value through profit or loss	9	10

Total	313,594	288,212

The table below presents movements of investment contracts with DPF:

	2021 RMB million	2020 RMB million

As at 1 January	64,950	61,657
Deposits received	4,910	5,000
Deposits withdrawn, payments on death and other benefits	(2,711)	(3,008)
Policy fees deducted from account balances	(41)	(39)
Interest credited	1,436	1,340

As at 31 December	68,544	64,950

17	INTEREST-BEARING LOANS AND BORROWINGS

	Maturity date	Interest rate		As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Credit loans	5 January 2022	1.80%		563	626
Guaranteed loans	13 January 2022	1.50%		913	1,015
Guaranteed loans	9 March 2022	EURLIBOR + 3.00	%(i)	794	883
Guaranteed loans	8 September 2023	3.10%		2,383	2,648
Credit loans	25 June 2024	3.08%		2,366	2,444
Credit loans	16 September 2024	3.30%		5,483	5,611
Credit loans	27 September 2024	USD LIBOR + 1.00	%(ii)	6,184	6,329

Total				18,686	19,556

(i)	3.00% when EURIBOR is negative.
(ii)	1.00% when USD LIBOR is negative.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

18	BONDS PAYABLE

As at 31 December 2021, all bonds payable were the bonds for capital replenishment (the “Bond”) with a total carrying value of RMB34,994 million (as at 31 December 2020: RMB34,992 million), and the fair value of RMB35,898 million (as at 31 December 2020: RMB35,602 million). The fair value of the Bond was classified as level 2 in the fair value hierarchy. The following table presents the par value of the bonds payable:

Issue date	Maturity date	Interest rate p.a.	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

22 March 2019	22 March 2029	4.28%	35,000	35,000

Total			35,000	35,000

The fair value of bonds payable is based on the valuation results of China Central Depository & Clearing Co., Ltd.

On 20 March 2019, the Company issued a bond in the national inter-bank bond market at a principal amount of RMB35 billion, and completed the issuance on 22 March 2019. The bond has a 10-year maturity and a fixed coupon rate of 4.28% per annum. The Company has a conditional right to redeem the bonds at the end of the fifth year. If the Company does not redeem the bonds at the end of the fifth year, the coupon rate per annum for the remaining 5 years will be raised to 5.28%.

Bonds payable are measured at amortised cost as described in Note 2.15.

19	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Interbank market	181,121	97,974
Stock exchange market	58,325	24,275

Total	239,446	122,249

Maturing:
Within 30 days	237,371	122,101
More than 30 days within 90 days After	2,075	140
90 days	—	8

Total	239,446	122,249

As at 31 December 2021, bonds with a carrying value of RMB199,211 million (as at 31 December 2020: RMB113,454 million) were pledged as collateral for financial assets sold under agreements to repurchase resulting from repurchase transactions entered into by the Group in the interbank market.

For debt repurchase transactions through the stock exchange, the Group is required to deposit certain exchange-traded bonds into a collateral pool with fair value converted at a standard rate pursuant to the stock exchange’s regulation which should be no less than the balance of the related repurchase transaction. As at 31 December 2021, the carrying value of securities deposited in the collateral pool was RMB298,043 million (as at 31 December 2020: RMB256,062 million). The collateral is restricted from trading during the period of the repurchase transaction.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

20	OTHER LIABILITIES

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Payable to the third-party holders of consolidated structured entities	67,862	42,654
Interest payable to policyholders	17,866	16,139
Salary and welfare payable	12,874	11,318
Brokerage and commission payable	5,352	7,057
Payable to constructors	2,497	2,594
Agency deposits	1,467	1,811
Interest payable of debt instruments	1,528	1,320
Tax payable	717	889
Stock appreciation rights (Note 32)	291	493
Others

Total	23,222	20,201

Current	133,676	104,476

Non-current	133,676	104,476
Total	—	—

	133,676	104,476

21	STATUTORY INSURANCE FUND

As required by the CIRC Order [2008] No. 2, “Measures for Administration of Statutory Insurance Fund”, all insurance companies have to pay the statutory insurance fund contribution from 1 January 2009. The Group is subject to the statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively; (ii) at 0.8% and 0.15% of premiums from short-term health policies and long-term health policies, respectively; (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of total assets, no additional contribution to the statutory insurance fund is required.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

22	INVESTMENT INCOME

	For the year ended 31 December
	2021 RMB million	2020 RMB million

Debt securities
– held-to-maturity securities	56,830	44,757
– available-for-sale securities	29,491	22,695
– at fair value through profit or loss	4,079	3,482
Equity securities
– available-for-sale securities	27,806	24,185
– at fair value through profit or loss	912	798
Bank deposits	25,949	25,860
Loans	32,970	31,948
Securities purchased under agreements to resell	350	772

Total	178,387	154,497

For the year ended 31 December 2021, the interest income included in investment income was RMB149,669 million (2020: RMB129,514 million). Interest income was mainly accrued using the effective interest method.

23	NET REALISED GAINS ON FINANCIAL ASSETS

	For the year ended 31 December
	2021 RMB million	2020 RMB million

Debt securities
Realised gains (i)	198	1,287
Impairment (ii)	(1,359)	288

Subtotal	(1,161)	1,575

Equity securities
Realised gains (i)	42,867	24,925
Impairment (ii)	(21,362)	(11,917)

Subtotal	21,505	13,008

Total	20,344	14,583

(i)	Realised gains were generated mainly from available-for-sale securities.
(ii)

During the year ended 31 December 2021, the Group recognised an impairment charge of RMB8 million on available-for-sale funds (2020: RMB111 million); an impairment charge of RMB21,354 million on available-for-sale stock securities (2020: RMB11,732 million); no impairment charge on available-for-sale other equity securities (2020: RMB74 million); an impairment reversal of RMB17 million on available-for-sale debt securities (2020: RMB16 million); an impairment charge of RMB1,376 million on loans (2020: an impairment reversal of RMB275 million) and no impairment charge of held-to-maturity securities (2020: RMB3 million), for which the Group determined that objective evidence of impairment existed.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

24	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2021 RMB million	2020 RMB million

Debt securities	1,069	(583)
Equity securities	3,470	22,997
Stock appreciation rights	202	255
Financial liabilities at fair value through profit or loss	202	(648)
Derivative financial instruments	—	(121)

Total	4,943	21,900

25	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross RMB million	Ceded RMB million	Net RMB million

For the year ended 31 December 2021
Life insurance death and other benefits	125,998	(4,644)	121,354
Accident and health claims and claim adjustment expenses	56,327	(1,297)	55,030
Increase in insurance contract liabilities	443,053	(683)	442,370

Total	625,378	(6,624)	618,754

For the year ended 31 December 2020
Life insurance death and other benefits	117,129	(3,520)	113,609
Accident and health claims and claim adjustment expenses	53,073	(678)	52,395
Increase in insurance contract liabilities	415,186	(389)	414,797

Total	585,388	(4,587)	580,801

26	INVESTMENT CONTRACT BENEFITS

Benefits of investment contracts are mainly the interest credited to investment contracts.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

27	FINANCE COSTS

	For the year ended 31 December
	2021	2020
	RMB million	RMB million

Interest expenses for securities sold under agreements to repurchase	3,523	1,565
Interest expenses for bonds payable	1,500	1,503
Interest expenses for interest-bearing loans and borrowings	479	566
Interest on lease liabilities	96	113

Total	5,598	3,747

28	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the year ended 31 December
	2021	2020
	RMB million	RMB million

Employee salaries and welfare costs	20,928	19,534
Housing benefits	1,412	1,318
Contribution to the defined contribution pension plan	3,273	2,455
Depreciation and amortisation	5,287	5,162
Foreign exchange gains	(645)	(119)
Remuneration in respect of audit services provided by auditors	53	63

29	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the year ended 31 December
	2021	2020
	RMB million	RMB million

Current taxation – Enterprise income tax	4,824	6,588
Deferred taxation	(6,741)	(3,485)

Total tax charges	(1,917)	3,103

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

29	TAXATION (continued)

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (2020: same) is as follows:

	For the year ended 31 December
	2021	2020
	RMB million	RMB million

Profit before income tax	50,495	54,476
Tax computed at the statutory tax rate	12,624	13,619
Adjustment on current income tax of previous period	(412)	(464)
Non- taxable income (i)	(14,425)	(10,787)
Expenses not deductible for tax purposes (i)	276	202
Unused tax losses	27	498
Others	(7)	35

Income tax at the effective tax rate	(1,917)	3,103

(i)

Non-taxable income mainly includes interest income from government bonds, dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

(c)	As at 31 December 2021 and 31 December 2020, the amounts of deferred tax assets and liabilities are as follows:

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million
Deferred tax assets	22,354	17,174
Deferred tax liabilities	(29,714)	(32,373)

Net deferred tax assets	121	87
Net deferred tax liabilities	(7,481)	(15,286)

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

29	TAXATION (continued)

(c)	As at 31 December 2021 and 31 December 2020, the amounts of deferred tax assets and liabilities are as follows: (continued)

As at 31 December 2021 and 31 December 2020, deferred income tax was calculated in full on temporary differences under the liability method using the principal tax rate of 25%. The movements in net deferred income tax assets and liabilities during the period were as follows:

Net deferred tax assets/(liabilities)

	Insurance RMB million (i)	Investments RMB million (ii)	Others RMB million (iii)	Total RMB million

As at 1 January 2020	1,557	(14,673)	2,914	(10,202)
(Charged)/Credited to net profit	1,787	1,759	(61)	3,485
(Charged)/Credited to other comprehensive income
– Available-for-sale securities	—	(9,446)	—	(9,446)
– Portion of fair value changes on available- for-sale securities attributable to participating policyholders	990	—	—	990
– Others	—	(26)	—	(26)

As at 31 December 2020	4,334	(22,386)	2,853	(15,199)

As at 1 January 2021	4,334	(22,386)	2,853	(15,199)
(Charged)/Credited to net profit	2,862	3,534	345	6,741
(Charged)/Credited to other comprehensive income
– Available-for-sale securities	—	677	—	677
– Portion of fair value changes on available- for-sale securities attributable to participating policyholders	448	—	—	448
– Others	—	(27)	—	(27)

As at 31 December 2021	7,644	(18,202)	3,198	(7,360)

(i)

The deferred tax liabilities arising from the insurance category are mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividends payable.

(ii)

The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses) on available-for-sale securities, securities at fair value through profit or loss, and others.

(iii)	The deferred tax arising from the others category is mainly related to the temporary differences of employee salaries and welfare costs payable.

Unrecognised deductible tax losses of the Group amounted to RMB3,173 million as at 31 December 2021 (as at 31 December 2020: RMB3,300 million). Unrecognised deductible temporary differences of the Group amounted to RMB1 million as at 31 December 2021 (as at 31 December 2020: RMB1 million).

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

(d)	The analysis of net deferred tax assets and deferred tax liabilities is as follows:

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million
Deferred tax assets:
– deferred tax assets to be recovered after 12 months	14,695	10,882
– deferred tax assets to be recovered within 12 months	7,659	6,292

Subtotal	22,354	17,174

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(26,850)	(28,107)
– deferred tax liabilities to be settled within 12 months	(2,864)	(4,266)

Subtotal	(29,714)	(32,373)

Net deferred tax liabilities	(7,360)	(15,199)

30	NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Net profit attributable to equity holders of the Company is recognised in the financial statements of the Company to the extent of RMB42,865 million (2020: RMB44,594 million).

31	EARNINGS PER SHARE

There is no difference between the basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2021 are calculated based on the net profit for the year attributable to ordinary equity holders of the Company and the weighted average of 28,264,705,000 ordinary shares (2020: same).

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

32	STOCK APPRECIATION RIGHTS

The Board of Directors of the Company approved, on 5 January 2006, an award of stock appreciation rights of 4.05 million units and on 21 August 2006, another award of stock appreciation rights of 53.22 million units to eligible employees. The exercise prices of the two awards were HKD5.33 and HKD6.83, respectively, the average closing price of shares in the five trading days prior to 1 July 2005 and 1 January 2006, the dates for vesting and exercise price setting purposes of this award. Upon the exercise of stock appreciation rights, exercising recipients will receive payments in RMB, subject to any withholding tax, equal to the number of stock appreciation rights exercised times the difference between the exercise price and market price of the H shares at the time of exercise.

Stock appreciation rights have been awarded in units, with each unit representing the value of one H share. No shares of common stock will be issued under the stock appreciation rights plan. According to the Company’s plan, all stock appreciation rights will have an exercise period of five years from the date of award and will not be exercisable before the fourth anniversary of the date of award unless specific market or other conditions have been met. On 26 February 2010, the Board of Directors of the Company extended the exercise period of all stock appreciation rights, which is also subject to government policy.

As at 31 December 2021, there were 55.01 million units outstanding and exercisable (as at 31 December 2020: same). As at 31 December 2021, the amount of intrinsic value for the vested stock appreciation rights was RMB278 million (as at 31 December 2020: RMB480 million).

The fair value of the stock appreciation rights is estimated on the date of valuation at each reporting date using lattice-based option valuation models based on expected volatility from 14% to 30%, an expected dividend yield of no higher than 6.05% and a risk-free interest rate ranging from -0.01% to 0.25%.

The Company recognised a gain of RMB202 million in the net fair value through profit or loss in the consolidated comprehensive income representing the fair value change of the rights during the year ended 31 December 2021 (2020: fair value gain of RMB255 million). RMB278 million and RMB13 million were included in salary and staff welfare payable included under other liabilities for the units not exercised and exercised but not paid as at 31 December 2021 (as at 31 December 2020: RMB480 million and RMB13 million), respectively. There was no unrecognised compensation cost for the stock appreciation rights as at 31 December 2021 (as at 31 December 2020: nil).

33	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting on 30 June 2021, a final dividend of RMB0.64 (inclusive of tax) per ordinary share totalling RMB18,089 million in respect of the year ended 31 December 2020 was declared and paid in 2021. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2021.

Pursuant to a resolution passed at the meeting of the Board of Directors on 24 March 2022, a final dividend of RMB0.65 (inclusive of tax) per ordinary share totalling approximately RMB18,372 million for the year ended 31 December 2021 was proposed for shareholders’ approval at the forthcoming Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2021.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

34	DISCLOSURES ABOUT THE TEMPORARY EXEMPTION FROM IFRS 9

According to IFRS 4 Amendments, the Company made the assessment based on the Group’s financial position of 31 December 2015, concluding that the carrying amount of the Group’s liabilities arising from contracts within the scope of IFRS 4, which includes any deposit components or embedded derivatives unbundled from insurance contracts, was significant compared to the total carrying amount of all its liabilities. The percentage of the total carrying amount of its liabilities connected with insurance relative to the total carrying amount of all its liabilities is greater than 90 percent. There had been no significant change in the activities of the Group since then that requires reassessment. Therefore, the Group’s activities are predominantly connected with insurance, meeting the criteria to apply temporary exemption from IFRS 9.

Sino-Ocean, China Unicom, CGB and certain associates of the Group, have adopted IFRS 9. According to IFRS 4 Amendments, the Group elected not to apply uniform accounting policies when using the equity method for these associates.

(a)	The tables below present the fair value of the following groups and fair value changes for the years of major financial assets (i) under IFRS 9:

	For the year ended 31 December
	2021 RMB million	2020 RMB million
Held for trading financial assets	206,771	161,570
Financial assets that are managed and whose performance are evaluated on a fair value basis	—	—
Other financial assets
– Financial assets with contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding (“SPPI”)	2,559,014	1,978,361
– Financial assets with contractual terms that do not give rise to SPPI	958,340	929,597

Total	3,724,125	3,069,528

	Fair value changes for the year ended 31 December
	2021 RMB million	2020 RMB million
Held for trading financial assets	4,541	22,414
Financial assets that are managed and whose performance are evaluated on a fair value basis	—	—
Other financial assets
– Financial assets with contractual terms that give rise to SPPI	92,219	(11,064)
– Financial assets with contractual terms that do not give rise to SPPI	14,959	55,151

Total	111,719	66,501

(i)	Only including securities at fair value through profit or loss, loans (excluding policy loans), available-for-sale securities and held-to-maturity securities.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

34	DISCLOSURES ABOUT THE TEMPORARY EXEMPTION FROM IFRS 9 (continued)

(b)	The table below presents the credit risk exposure (ii) for aforementioned financial assets with contractual terms that give rise to SPPI:

	Carrying amount (iii)
	As at 31 December 2021 RMB Million	As at 31 December 2020 RMB Million
Domestic
Rating not required (iv)	832,127	719,142
AAA	1,592,582	1,207,034
AA+	6,551	4,197
AA	80	170
AA-	3,000	3,000

Subtotal	2,434,340	1,933,543

Overseas
A+	427	25
A	4,331	3,654
A-	13	45
BBB+	75	112
BBB-	—	13
Not rated	—	24

Subtotal	4,846	3,873

Total	2,439,186	1,937,416

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

34	DISCLOSURES ABOUT THE TEMPORARY EXEMPTION FROM IFRS 9 (continued)

(c)	The table below presents financial assets without low credit risk for aforementioned financial assets with contractual terms that give rise to SPPI:

	As at 31 December 2021
	Carrying amount (iii) RMB Million	Fair value RMB Million
Domestic
Overseas	9,631	7,274
Total	—	—

	9,631	7,274

	As at 31 December 2020
	Carrying amount (iii) RMB Million	Fair value RMB Million
Domestic	7,367	4,966
Overseas	24	4

Total	7,391	4,970

(ii)

Credit risk ratings for domestic assets are provided by domestic qualified external rating agencies and credit risk ratings for overseas assets are provided by overseas qualified external rating agencies.

(iii)	For financial assets measured at amortised cost, the carrying amount before adjusting impairment allowance is disclosed here.

(iv)	Mainly including government bonds and policy financial bonds.

35	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties with control relationship

Information of the parent company is as follows:

Name	Location of registration	Principal business	Relationship with the Company	Nature of ownership	Legal representative

CLIC	Beijing, China	Insurance services including receipt of premiums and payment of benefits in respect of the in-force life, health, accident and other types of personal insurance business, and the reinsurance business; holding or investing in domestic and overseas insurance companies or other financial insurance institutions; fund management business permitted by national laws and regulations or approved by the State Council of the People’s Republic of China; and other businesses approved by insurance regulatory agencies.	Immediate and ultimate holding company	State-owned	Bai Tao (the change of registration with the department in charge of industrial and commercial administration is in progress)

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

35	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Subsidiaries

Refer to Note 41(d) for the basic and related information of subsidiaries.

(c)	Associates and joint ventures

Refer to Note 9 for the basic and related information of associates and joint ventures.

(d)	Other related parties

Significant related parties	Relationship with the Company

China Life Real Estate Co., Limited (“CLRE”)	Under common control of CLIC
China Life Insurance (Overseas) Company Limited (“CL Overseas”)	Under common control of CLIC
China Life Investment Management Company Limited (Formerly known as “China Life Investment Holding Company Limited”)(“CLI”)	Under common control of CLIC
China Life Ecommerce Company Limited (“CL Ecommerce”)	Under common control of CLIC
China Life Healthcare Investment company limited (“CLHI”)	Under common control of CLIC
China Life Enterprise Annuity Fund (“EAP”)	A pension fund jointly set up by the Company and others

(e)	Registered capital of related parties with control relationship and changes during the year

Name of related party	As at 31 December 2020	Increase	Decrease	As at 31 December 2021

	million	million	million	million
CLIC	RMB4,600	—	—	RMB4,600
AMC	RMB4,000	—	—	RMB4,000
China Life Pension Company Limited (“Pension Company”)	RMB3,400	—	—	RMB3,400
China Life (Suzhou) Pension and Retirement Investment Company Limited (“Suzhou Pension Company”)	RMB1,991	190	—	RMB2,181
CL AMP	RMB1,288	—	—	RMB1,288
CL Wealth	RMB200	—	—	RMB200
Shanghai Rui Chong Investment Co., Limited (“Rui Chong Company”)	RMB6,800	—	700	RMB6,100
China Life (Beijing) Health Management Co., Limited (“CL Health”)	RMB1,530	—	—	RMB1,530
China Life Franklin (Shenzhen) Equity Investment Fund Management Co., Limited (“Franklin Shenzhen Company”)	USD2	—	—	USD2
Xi’an Shengyi Jingsheng Real Estate Co., Ltd. (“Shengyi Jingsheng”)	RMB1,131	—	—	RMB1,131
Dalian Hope Building Company Ltd. (“Hope Building”)	RMB484	—	—	RMB484

The table above does not include the partnerships and the subsidiaries which were not set up or invested in Mainland China that having control relationship with the Group. These partnerships and subsidiaries do not have related information about registered capital.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

35	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(f)	Percentages of holding of related parties with control relationship and changes during the year

Shareholder

	As at 31 December 2020				As at 31 December 2021
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
CLIC	RMB19,324	68.37%	—	—	RMB19,324	68.37%

Subsidiaries

	As at 31 December 2020				As at 31 December 2021
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
AMC	RMB1,680	60.00% directly	—	—	RMB1,680	60.00% directly
Pension Company	RMB2,746	74.27% directly and indirectly	—	—	RMB2,746	74.27% directly and indirectly
China Life Franklin Asset Management Company Limited (“AMC HK”)	HKD130	50.00% indirectly	—	—	HKD130	50.00% indirectly
Suzhou Pension Company	RMB1,991	100.00% directly	190	—	RMB2,181	100.00% directly
CL AMP	RMB1,095	85.03% indirectly	—	—	RMB1,095	85.03% indirectly
CL Wealth	RMB200	100.00% indirectly	—	—	RMB200	100.00% indirectly
Golden Phoenix Tree Limited	—	100.00% directly	—	—	—	100.00% directly
King Phoenix Tree Limited	—	100.00% indirectly	—	—	—	100.00% indirectly
Rui Chong Company	RMB6,800	100.00% directly	—	700	RMB6,100	100.00% directly
New Aldgate Limited	RMB1,167	100.00% directly	—	—	RMB1,167	100.00% directly
Glorious Fortune Forever Limited	—	100.00% directly	—	—	—	100.00% directly
CL Hotel Investor, L.P.	RMB95	100.00% directly	190	—	RMB285	100.00% directly
Golden Bamboo Limited	RMB1,993	100.00% directly	—	—	RMB1,993	100.00% directly
Sunny Bamboo Limited	RMB1,876	100.00% directly	—	—	RMB1,876	100.00% directly
Fortune Bamboo Limited	RMB2,435	100.00% directly	—	—	RMB2,435	100.00% directly
China Century Core Fund Limited	USD1,125	100.00% indirectly	—	—	USD1,125	100.00% indirectly
CL Health	RMB1,530	100.00% directly	—	—	RMB1,530	100.00% directly
Franklin Shenzhen Company	USD2	100.00% indirectly	—	—	USD2	100.00% indirectly

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

35	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(f)	Percentages of holding of related parties with control relationship and changes during the year (continued)

Subsidiaries

	As at 31 December 2020				As at 31 December 2021
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
Guo Yang Guo Sheng	RMB2,835	89.997% directly	—	—	RMB2,835	89.997% directly
New Capital Wisdom Limited	—	100.00% indirectly	—	—	—	100.00% indirectly
New Fortune Wisdom Limited	—	100.00% indirectly	—	—	—	100.00% indirectly
Wisdom Forever Limited Partnership	USD452	100.00% indirectly	—	—	USD452	100.00% indirectly
Shanghai Yuan Shu Yuan Jiu Investment Management Partnership (Limited Partnership) (“Yuan Shu Yuan Jiu”)	RMB571	99.98% directly	—	—	RMB571	99.98% directly
Shanghai Yuan Shu Yuan Pin Investment Management Partnership (Limited Partnership) (“Yuan Shu Yuan Pin”)	RMB571	99.98% directly	—	—	RMB571	99.98% directly
Shanghai Wansheng Industry Partnership (Limited Partnership) (“Shanghai Wansheng”)	RMB4,012	99.98% directly	12	—	RMB4,024	99.98% directly
Ningbo Meishan Bonded Port Area Bai Ning Investment Partnership (Limited Partnership) (“Bai Ning”)	RMB1,680	99.98% directly	—	—	RMB1,680	99.98% directly
Hope Building	RMB484	100.00% indirectly	—	—	RMB484	100.00% indirectly
Wuhu Yuanxiang Tianfu Investment Management Partnership (Limited Partnership) (“Yuanxiang Tianfu”)	RMB533	99.98% directly	15	—	RMB548	99.98% directly
Wuhu Yuanxiang Tianyi Investment Management Partnership (Limited Partnership) (“Yuanxiang Tianyi”)	RMB533	99.98% directly	15	—	RMB548	99.98% directly
Shengyi Jingsheng	RMB1,063	100.00% indirectly	30	—	RMB1,093	100.00% indirectly
CBRE Global Investors U.S. Investments I, LLC (“CG Investments”)	RMB3,660	99.99% directly	451	—	RMB4,111	99.99% directly
China Life Guangde(Tianjin) Equity Investment Fund Partnership (Limited Partnership) (“CL Guang De”)	RMB295	99.95% directly	321	—	RMB616	99.95% directly
Beijing China Life Pension Industry Investment Fund (Limited Partnership) (“CL Pension Industry”)	RMB9	99.90% directly	495	—	RMB504	99.90% directly

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

35	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(f)	Percentages of holding of related parties with control relationship and changes during the year (continued)

Subsidiaries

	As at 31 December 2020				As at 31 December 2021
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
China Life Qihang Phase I (Tianjin) Equity Investment Fund Partnership (Limited Partnership) (“CL Qihang Fund l”)	RMB1	99.99% directly	6,064	—	RMB6,065	99.99% directly
China Life Xing Wan (Tianjin) Enterprise Management Partnership (Limited Partnership) (“CL Xing Wan”)(i)	—	—	3,865	—	RMB3,865	99.98% indirectly
China Life Insurance Sales Company Limited (“CL Sales”)(ii)	—	—	—	—	—	90.81% directly
China Life (Hangzhou) Hotel Company Limited (“CL Hangzhou Hotel”)(i)	—	—	65	—	RMB65	99.99% indirectly
China Life Jiayuan (Xiamen) Health Management Company Limited (“CL Jiayuan”)(i)	—	—	300	—	RMB300	99.99% indirectly

(i)	CL Xing Wan, CL Hangzhou Hotel, CL Jiayuan were newly included in the consolidated financial statements of the Group for the year ended 31 December 2021.

(ii)

For the year ended 31 December 2021, the Company injected capital of RMB500 million to CL Sales, a wholly owned subsidiary of CLIC, and acquired 90.81% of the shareholders’ equity. Both parties are under common control by CLIC which is not transitory before and after the combination. Therefore, this is a business combination under common control. The financial statements of the Group were restated based on the financial statements as at 31 December 2021 obtained from the merged party on the date of combination.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

35	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties

		For the year ended 31 December
	Notes	2021 RMB million	2020 RMB million
Transactions with CLIC and its subsidiaries
CLIC
Distribution of dividends from the Company and AMC to CLIC		12,663	14,253
Policy management fee received from CLIC	(i) (vii)	554	564
Asset management fee received from CLIC	(ii.a)	156	125
CLP&C
Agency fee received from CLP&C	(iii) (vii)	1,634	2,289
Dividends from CLP&C (Note 9)		214	271
Rental and a service fee received from CLP&C		78	54
Asset management fee received from CLP&C	(ii.c)	52	41
CLI
Payment of asset management fee to CLI	(ii.d) (vii)	588	651
Payment of real estate purchase to CLI		103	135
Property leasing expenses charged by CLI		52	71
CLHI
Payment of a operation management service fee to CLHI	(vi)	112	106
CL Overseas
Asset management fee received from CL Overseas	(ii.b)	79	73

		For the year ended 31 December
	Notes	2021 RMB million	2020 RMB million
Transactions with associates and joint ventures
CGB
Interest on deposits received from CGB		3,268	2,938
Dividends from CGB (Note 9)		662	550
Commission expenses charged by CGB	(iv)	190	189
Rental fee received from CGB		145	124
Insurance premium received from CGB		88	3
Sino-Ocean
Dividends from Sino-Ocean (Note 9)		271	178
Interest of corporate bonds received from Sino-Ocean		17	26
Transaction between other associates and joint ventures and the Group
Dividends from other associates and joint ventures (Note 9)		3,333	4,254

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

35	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)

		For the year ended 31 December
	Notes	2021 RMB million	2020 RMB million
Transaction between EAP and the Group
Contribution to EAP		1,357	1,140

		For the year ended 31 December
	Notes	2021 RMB million	2020 RMB million
Transactions between other subsidiaries and the Company
Payment of an asset management fee
Payment of an asset management fee to AMC	(ii.e) (vii)	2,742	2,089
Payment of an asset management fee to AMC HK	(ii.f)	15	18
Dividends from subsidiaries
Dividends from AMC		432	220
Dividends from Pension Company		127	—
Dividends from the other subsidiaries		738	301
Agency fee received
Agency fee received from Pension Company for entrusted sales of annuity funds and other businesses	(v)	70	57
Rental received
Rental received from Pension Company		70	68
Capital increase in subsidiaries
Capital contribution to China Life Qihang Fund I		6,064	—
Capital contribution to CL Pension Industry		495	—
Capital contribution to CG Investments		451	—
Capital contribution to CL Guang De		321	285
Capital contribution to CL Hotel Investors,L.P.		190	95
Capital contribution to Suzhou Pension Company		190	205
Capital contribution to Yuanxiang Tianfu		15	—
Capital contribution to Yuanxiang Tianyi		15	—
Capital contribution to Shanghai Wansheng		12	12

Capital reduction of subsidiaries
Capital reduction from Rui Chong		700	—

Transactions between the consolidated structured entities and the Company
Distribution of profits from the consolidated structured entities to the Company		15,947	14,429

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

35	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)

Notes:

(i)

On 26 December 2017, the Company and CLIC renewed a renewable insurance agency agreement, effective from 1 January 2018 to 31 December 2020. The Company performs its duties of insurance agents in accordance with the agreement, but does not acquire any rights and profits or assume any obligations, losses and risks as an insurer of the non-transferable policies. The policy management fee was payable semi-annually, and is equal to the sum of (1) the number of policies in force as at the last day of the period, multiplied by RMB8.0 per policy and (2) 2.5% of the actual premiums and deposits received during the period, in respect of such policies. The policy management fee income is included in other income in the consolidated statement of comprehensive income. On 31 December 2020, the Company and the CLIC renewed the insurance agency agreement. This agreement is effective from 1 January 2021 to 31 December 2021.

(ii.a)

In December 2018, CLIC renewed an asset management agreement with AMC, entrusting AMC to manage and make investments for its insurance funds. The agreement is effective from 1 January 2019 to 31 December 2021. In accordance with the agreement, CLIC paid AMC a basic service fee at the rate of 0.05% per annum for the management of insurance funds. The service fee was calculated on a monthly basis and payable on a seasonal basis, by multiplying the average book value of the assets under management (after deducting the funds and interests of positive repurchase transactions and deducting the principal and interests of debt and equity investment schemes, project asset-backed schemes and customised non-standard products) at the beginning and the end of any given month by the rate of 0.05%, divided by 12. According to specific projects, debt investment schemes, equity investment plans, project asset-backed plans, and customised non-standard products are based on the contractual agreed rate, without paying for an extra management fee. At the end of each year, CLIC assessed the investment performance of the assets managed by AMC, compared the actual results against benchmark returns and made adjustment to the basic service fee. In July 2020, CLIC revised the asset management agreement with AMC, effective from 1 July 2020 to 31 December 2022. The annual rate of the basic service fee has been changed from 0.05% to 0.08%, and the other terms mentioned above remain unchanged.

(ii.b)

In 2018, CL Overseas renewed an investment management agreement with AMC HK, effective from 1 January 2018 to 31 December 2022. In accordance with the agreement, CL Overseas entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK a basic investment management fee and an investment performance fee. The basic investment management fee was accrued by multiplying the weighted average total funds by the basic fee rate. The investment performance fee was calculated based on the difference between the total actual annual yields and predetermined net realised yield. The basic investment management fee was calculated and payable on a semi-annual basis. The investment performance fee was payable according to the total actual annual yield at the end of each year.

(ii.c)

On 10 February 2021, CLP&C renewed an agreement for the management of insurance funds with AMC, entrusting AMC to manage and make investments for its insurance funds, effective from 1 January 2021 to 31 December 2023. In accordance with the agreement, CLP&C paid AMC a fixed service fee and a variable service fee. The fixed service fee was calculated on a monthly basis and payable on an annual basis, by multiplying the average net asset value of assets of each category under management at the beginning and the end of any given month by the responding annual investment management fee rate, divided by 12. The variable service fee was payable on an annual basis, and linked to investment performance.

(ii.d)

On 31 December 2018, the Company and CLI renewed a management agreement of alternative investment of insurance funds, effective from 1 January 2019 to 31 December 2020. The agreement shall be automatically renewed for one year unless either party gives written notice to the other party not to renew it 90 business days prior to the expiration of this agreement. On 1 January 2021, the agreement was automatically renewed for one year. In accordance with the agreement, the Company entrusted CLI to engage in investment, operation and management of equities, real estate and related financial products, and securitised financial products under the instructions of the annual guidelines. The Company paid CLI an asset management fee and a performance related bonus based on the agreement. For fixed-income projects, the management fee rate was between 0.05% and 0.6% according to different ranges of returns; for non-fixed-income projects, the management fee rate for invested projects was 0.3%, the management fee rates for newly signed projects were between 0.05% and 0.3% according to CLI’s involvement in project management and the performance-related bonus is based on the internal return rate upon expiry of the project. In addition, the Company adjusts the investment management fees for fixed-income projects and non-fixed-income projects based on the annual evaluation results on CLI’s performance. The adjustment (variable management fee) ranges from negative 10% to positive 15% of the investment management fee in the current period.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

35	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)

Notes (continued):

(ii.e)

On 28 December 2018, the Company and AMC renewed the agreement for the management of insurance funds, effective from 1 January 2019 to 31 December 2021. In accordance with the agreement, the Company entrusted AMC to manage and make investments for its insurance funds and paid AMC a fixed investment management service fee and a variable investment management service fee. The fixed annual service fee was calculated and payable on a seasonal basis, by multiplying the average net value of the assets under management by the rate of 0.05%; the variable investment management service fee was payable annually, based on the results of performance evaluation, at 20% of the fixed service fee per annum. On 1 July 2020, the Company and AMC revised the agreement for the management of insurance funds, effective from 1 July 2020 to 31 December 2022. The calculation method of the fixed annual service fee has been changed from five ten thousandths of the net value of the total investment assets to daily accrued fixed service fee by multiplying the net value of the total investment assets on the day by the variety-based annual investment management fee rate divided by 360. The other terms above remain unchanged. Asset management fees charged to the Company by AMC are eliminated in the consolidated statement of comprehensive income.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

35	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)

Notes (continued):

(ii.f)

On 31 December 2018, the Company and AMC HK renewed the management agreement of insurance funds investment, which is effective from 1 January 2019 to 31 December 2021. In accordance with the agreement, the Company entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK an asset management fee on a seasonal basis and the maximum investment management fee paid annually is RMB30 million. The management fee rate for financial products, such as investment plans, project asset-backed plans, customised products and insurance asset management products, set up by AMC HK in the industry permitted by regulatory policies, is set according to contractual terms. The management fee rate for the directive investment operation of term deposits, common stocks, funds, financial products and other investment products, universal account B-2 and entrusted assets account alike was 0.02%; the management fee rate for unlisted equity investment was 0.3%; the management fee rate for customised investment portfolio was agreed upon the management fee of market-oriented entrusted investment. Asset management fees charged to the Company by AMC HK are eliminated in the consolidated statement of comprehensive income.

(iii)

On 31 January 2018, the Company and CLP&C signed an insurance agency framework agreement, whereby CLP&C entrusted the Company to act as an agent to sell designated P&C insurance products in certain authorised jurisdictions. The agency fee was determined based on cost (tax included) plus a margin. The agreement is effective for three years, from 8 March 2018 to 7 March 2021. On 20 February 2021, CLP&C and the Company renewed the agreement, effective for two years, from 8 March 2021 to 7 March 2023.

CLP&C and CL Sales signed the Strategic Cooperation Agreement on 22 July 2019. According to the agreement, CL Sales, as an agent of insurance products, provides intermediary services for CLP&C. The two parties determine the specific commissions and the standard of sales management fee through fair negotiation, based on the local market price and the paid- in premium which exclude value-added tax and deducte the premium from batch reduction. This agreement is valid for three years, from 22 July 2019 to 21 July 2022.

(iv)

On 19 October 2018, the Company and CGB renewed an insurance agency agreement to distribute insurance products. All individual insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the sale of insurance products, collecting premiums and paying benefits. The Company paid the agency commission by multiplying the net amount of total premiums received from the sale of each category individual insurance products after deducting the surrender premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed based on arm’s length transactions. The commissions are payable on a monthly basis. On 22 August 2020, the Company and CGB renewed an insurance agency agreement to distribute insurance products, effective from the signing date to 22 August 2022.

On 28 December 2018, the Company and CGB signed another insurance agency agreement to distribute corporate group insurance products. The corporate group insurance products suitable for distribution through bancassurance channels are included in the agreement. The Company paid the agency commission by multiplying the net amount of total premiums received from the sale of each category group insurance product after deducting the surrender premiums, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed by reference to comparable market prices of independent third-parties. The commissions are paid on a monthly basis. The agreement is effective for two years from 1 January 2019, with an automatic one-year renewal if no objections were raised by either party upon expiry.

(v)

On 1 January 2019, the Company and Pension Company renewed an entrusted agency agreement for pension business acted by life business. The agreement is effective from 1 January 2019 to 31 December 2021. The business means that Pension Company entrusted the Company to sell enterprise annuity funds, pension security business, occupational pension business and the third-party asset management business. The commissions agreed upon in the agreement include the daily business commissions and the annual promotional plans commissions. According to the agreement, the commissions for the entrusting service of enterprise annuity fund management, which is the core business of Pension Company, are calculated at 30% to 80% of the annual entrusting management fee revenues, depending on the duration of the agreement. The commissions for account management service are calculated at 60% of the first year’s account management fee and were only charged for the first year, regardless of the duration of the agreement. The commissions for investment management services, in accordance with the duration of the agreement, are calculated at 60% to 3% of the annual investment management fee (excluding risk reserves for investment), decreasing annually. The commissions of the group pension plan are, in accordance with the duration of the contracts, calculated at 50% to 3% of the annual investment management fee, decreasing annually; the commissions of the personal pension plan are calculated at 30% to 50% of the annual investment management fee according to the various rates of the daily management fee applied to the various individual pension management products in all of the management years; the commissions of occupation annuity and third-party asset management business are in accordance with the provision of annual promotional plans, which should be determined by both parties on a separate occasion. The commissions charged to Pension Company by the Company are eliminated in the consolidated statement of comprehensive income of the Group.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

35	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)

Notes (continued):

(vi)

On 25 November 2020, the Company and CLHI signed a new aged-care projects management service agreement, effective from 1 January 2020 to 31 December 2021. In accordance with the agreement, the Company entrusted CLHI to operate and manage existed aged-care projects and paid CLHI a management service fee. The management service fee was calculated and payable on a seasonal basis, by multiplying the total amount of the investments under management (based on the daily weighted average investment amount) by the annual rate of 2.7%.

(vii)

These transactions constitute continuing connected transactions which are subject to reporting and announcement requirements but are exempt from independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

35	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(h)	Amounts due from/to significant related parties

The following table summarises the balances due from and to significant related parties. The balances of the Group are all unsecured. The balances of the Group are non-interest-bearing and have no fixed repayment dates except for deposits with CGB, wealth management products and other securities of CGB, and corporate bonds issued by Sino-Ocean.

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

The resulting balances due from and to significant related parties of the Group
Amount due from CLIC	342	348
Amount due from CL Overseas	59	43
Amount due from CLP&C	258	251
Amount due to CLP&C	(17)	(22)
Amount due from CLI	51	32
Amount due to CLI	(445)	(447)
Amount due from CLRE	2	2
Amount due to CLHI	(40)	(38)
Amount deposited with CGB	69,148	71,419
Wealth management products and other financial instruments of CGB	8,384	603
Amount due from CGB Note	9,138	1,240
Amount due to CGB	(80)	(51)
Corporate bonds of Sino-Ocean	356	361
Amount due from Sino-Ocean	7	7
Amount due from CL Ecommerce	3	12
Amount due to CL Ecommerce	(15)	(17)

The resulting balances due from and to subsidiaries of the Company
Amount due to AMC	(717)	(1,293)
Amount due to AMC HK	(8)	(8)
Amount due from Pension Company	46	39
Amount due to Pension Company	(114)	(43)
Amount due from Rui Chong Company	604	114

Note:

Board of directors of the Company approved and announced on 26 May 2021 to subscribe 918,578,836 shares of Guangfa Bank’s additional stock issue at RMB8.7364 per share, amounted to RMB8,025 million. As at 31 December 2021, the Company has finished the capital injection to Guangfa Bank and was awaiting the final regulatory approval. Therefore the capital contribution was recorded as other account receivable.

(i)	Key management personnel compensation

	For the year ended 31 December
	2021	2020
	RMB million	RMB million
Salaries and other benefits	15	28

The total compensation package for the Company’s key management personnel has not yet been finalised in accordance with regulations of the relevant PRC authorities. The compensation listed above is the tentative payment.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

35	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(j)	Transactions with state-owned enterprises

Under IAS 24 Related Party Disclosures (“IAS 24”), business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business is insurance and investment related and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties and has applied IAS 24 exemption and disclosed only qualitative information.

As at 31 December 2021, most of the bank deposits of the Group were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the year ended 31 December 2021, a large portion of group insurance business of the Group was with state-owned enterprises; the majority of bancassurance commission charges were paid to state-owned banks and postal offices; and the majority of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

36	SHARE CAPITAL

	As at 31 December 2021		As at 31 December 2020
	No. of shares	RMB million	No. of shares	RMB million

Registered, authorised, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 31 December 2021, the Company’s share capital was as follows:

	As at 31 December 2021
	No. of shares	RMB million

Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941
Including: domestic listed	1,500,000,000	1,500
overseas listed (ii)	7,441,175,000	7,441

Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are domestic listed shares.
(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

37	RESERVES

	Share premium RMB million	Other reserves RMB million	Unrealised gains/ (losses) from available- for-sale securities RMB million	Other comprehensive income reclassifiable to profit or loss under the equity method RMB million	Statutory reserve fund RMB million	Discretionary reserve fund RMB million	General reserve RMB million	Exchange differences on translating foreign operations RMB million	Other comprehensive income non- reclassifiable to profit or loss under the equity method RMB million	Total RMB million
					(a)	(b)	(c)

As at 1 January 2020	53,905	1,148	28,594	756	40,516	34,645	37,888	(24)	(162)	197,266
Other comprehensive income for the year	—	—	25,674	646	—	—	—	(965)	344	25,699
Appropriation to reserves	—	—	—	—	5,009	5,857	5,159	—	—	16,025
Others	—	(1,055)	—	—	—	—	—	—	—	(1,055)

As at 31 December 2020	53,905	93	54,268	1,402	45,525	40,502	43,047	(989)	182	237,935

As at 1 January 2021	53,905	93	54,268	1,402	45,525	40,502	43,047	(989)	182	237,935
Other comprehensive income for the year	—	—	(5,349)	1,233	—	—	—	(388)	(104)	(4,608)
Appropriation to reserves	—	—	—	—	5,096	5,009	5,273	—	—	15,378
Other comprehensive income to retained earnings	—	—	—	—	—	—	—	—	45	45
Others	—	305	—	—	—	—	—	—	—	305

As at 31 December 2021	53,905	398	48,919	2,635	50,621	45,511	48,320	(1,377)	123	249,055

(a)

Pursuant to the relevant PRC laws, the Company appropriated 10% of its net profit under Chinese Accounting Standards (“CAS”) to statutory reserve which amounted to RMB5,096 million for the year ended 31 December 2021 (2020: RMB5,009 million).

(b)

Approved at the Annual General Meeting in 30 June 2021, the Company appropriated RMB5,009 million to the discretionary reserve fund for the year ended 31 December 2020 based on net profit under CAS (2020: RMB5,857 million).

(c)

Pursuant to “Financial Standards of Financial Enterprises—Implementation Guide” issued by the Ministry of Finance of the PRC on 30 March 2007, for the year ended 31 December 2021, the Company appropriated 10% of net profit under CAS which amounted to RMB5,096 million to the general reserve for future uncertain catastrophes, which cannot be used for dividend distribution or conversion to share capital increment (2020: RMB5,009 million). In addition, pursuant to the CAS, the Group appropriated RMB177 million to the general reserve of its subsidiaries attributable to the Company in the consolidated financial statements (2020: RMB150 million).

Under related PRC law, dividends may be paid only out of distributable profits. Any distributable profits that are not distributed in a given year are retained and available for distribution in the subsequent years.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

38	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Changes in liabilities arising from financing activities

	Interest- bearing loans and borrowings RMB million	Bonds payable RMB million	Lease liabilities RMB million	Securities sold under agreements to repurchase RMB million	Other liability- payable to the third-party holders of consolidated structured entities RMB million	Other liability- interest payable related to financing activities RMB million	Total RMB million
At 1 January 2020	20,045	34,990	3,091	118,088	21,400	1,327	198,941
Changes from financing cash flows	317	—	(1,618)	4,912	21,254	(3,639)	21,226
Foreign exchange movement	(806)	—	—	—	—	—	(806)
Changes arising from losing control of consolidated structured entities	—	—	—	(751)	—	—	(751)
New leases	—	—	1,156	—	—	—	1,156
Interest expense	—	2	113	—	—	3,632	3,747
Others	—	—	(78)	—	—	—	(78)

At 31 December 2020	19,556	34,992	2,664	122,249	42,654	1,320	223,435

At 1 January 2021	19,556	34,992	2,664	122,249	42,654	1,320	223,435
Changes from financing cash flows	—	—	(1,517)	117,211	25,208	(6,461)	134,441
Foreign exchange movement	(870)	—	—	—	—	—	(870)
Changes arising from losing control of consolidated structured entities	—	—	—	(368)	—	—	(368)
New leases	—	—	1,086	—	—	—	1,086
Interest expense	—	2	96	—	—	5,500	5,598
Others	—	—	(147)	354	—	—	207

At 31 December 2021	18,686	34,994	2,182	239,446	67,862	359	363,529

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

39	PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Pending lawsuits	506	403

The Group involves in certain lawsuits arising from the ordinary course of business. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analysed all pending lawsuits case by case at the end of each interim and annual reporting period. A provision will only be recognised if management determines, based on third-party legal advice, that the Group has present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 31 December 2021 and 2020, the Group had other contingent liabilities but disclosure of such was not practical because the amounts of liabilities could not be reliably estimated and were not material in aggregate.

40	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Contracted, but not provided for
Investments	94,770	78,954
Property, plant and equipment	1,528	3,063

Total	96,298	82,017

(b)	Operating lease commitments

As lessor, the future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Not later than one year	781	768
Later than one year but not later than five years	1,296	1,526
Later than five years	142	193

Total	2,219	2,487

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS

Statement of financial position

As at 31 December 2021

	Notes	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

ASSETS
Property, plant and equipment	41(a)	51,116	50,159
Right-of-use assets	41(b)	2,239	2,823
Investment properties	41(c)	6,191	6,162
Investments in subsidiaries	41(d)	170,387	88,951
Investments in associates and joint ventures	41(e)	162,984	157,401
Held-to-maturity securities	41(f)	1,531,640	1,188,509
Loans	41(g)	646,998	638,849
Term deposits	41(h)	491,332	521,886
Statutory deposits – restricted	41(i)	5,653	5,653
Available-for-sale securities	41(j)	1,370,035	1,187,153
Securities at fair value through profit or loss	41(k)	120,191	127,404
Securities purchased under agreements to resell	41(l)	3,463	5,888
Accrued investment income	41(m)	49,717	44,582
Premiums receivable	12	20,361	20,730
Reinsurance assets	13	6,630	6,095
Other assets	41(n)	33,821	24,479
Cash and cash equivalents		53,593	50,692

Total assets		4,726,351	4,127,416

LIABILITIES AND EQUITY
Liabilities
Insurance contracts	15	3,419,899	2,973,225
Investment contracts	16	313,594	288,212
Policyholder dividends payable		124,949	122,510
Lease liabilities		1,889	2,416
Bonds payable	18	34,994	34,992
Securities sold under agreements to repurchase	41(p)	232,496	116,584
Annuity and other insurance balances payable		56,818	55,031
Premiums received in advance		48,699	53,021
Other liabilities	41(q)	61,487	59,219
Deferred tax liabilities	41(o)	6,581	15,909
Statutory insurance fund	21	339	384

Total liabilities		4,301,745	3,721,503

Equity
Share capital	36	28,265	28,265
Reserves	41(r)	243,076	234,071

Retained earnings		153,265	143,577

Total equity		424,606	405,913

Total liabilities and equity		4,726,351	4,127,416

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(a)	Property, plant and equipment

	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million

Cost
As at 1 January 2021	48,281	7,773	1,330	10,568	2,746	70,698
Transfers upon completion	6,757	—	—	(7,148)	174	(217)
Additions	607	675	2	3,140	—	4,424
Transfers into investment properties	—	—	—	(209)	—	(209)
Disposals	(300)	(440)	(45)	—	(548)	(1,333)

As at 31 December 2021	55,345	8,008	1,287	6,351	2,372	73,363

Accumulated depreciation
As at 1 January 2021	(12,614)	(5,248)	(874)	—	(1,778)	(20,514)
Charge for the year	(1,705)	(740)	(148)	—	(372)	(2,965)
Disposals	264	420	43	—	530	1,257

As at 31 December 2021	(14,055)	(5,568)	(979)	—	(1,620)	(22,222)

Impairment
As at 1 January 2021	(24)	—	—	(1)	—	(25)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2021	(24)	—	—	(1)	—	(25)

Net book value
As at 1 January 2021	35,643	2,525	456	10,567	968	50,159

As at 31 December 2021	41,266	2,440	308	6,350	752	51,116

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(a)	Property, plant and equipment (continued)

	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million

Cost
As at 1 January 2020	42,699	8,092	1,341	13,658	2,571	68,361
Transfers upon completion	6,010	2	—	(6,451)	318	(121)
Additions	147	580	131	5,459	—	6,317
Transfers into investment properties	—	—	—	(2,098)	—	(2,098)
Disposals	(575)	(901)	(142)	—	(143)	(1,761)

As at 31 December 2020	48,281	7,773	1,330	10,568	2,746	70,698

Accumulated depreciation
As at 1 January 2020	(11,411)	(5,329)	(823)	—	(1,543)	(19,106)
Charge for the year	(1,511)	(690)	(189)	—	(372)	(2,762)
Disposals	308	771	138	—	137	1,354

As at 31 December 2020	(12,614)	(5,248)	(874)	—	(1,778)	(20,514)

Impairment
As at 1 January 2020	(24)	—	—	(1)	—	(25)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2020	(24)	—	—	(1)	—	(25)

Net book value
As at 1 January 2020	31,264	2,763	518	13,657	1,028	49,230

As at 31 December 2020	35,643	2,525	456	10,567	968	50,159

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(b)	Right-of-use assets

	Buildings	Others	Total
	RMB million

Cost
As at 1 January 2021	5,060	1	5,061
Additions	836	—	836
Deductions	(1,019)	(1)	(1,020)

As at 31 December 2021	4,877	—	4,877

Accumulated depreciation
As at 1 January 2021	(2,238)	—	(2,238)
Charge for the year	(1,309)	—	(1,309)
Deductions	908	1	909

As at 31 December 2021	(2,639)	1	(2,638)

Impairment
As at 1 January 2021	—	—	—

As at 31 December 2021	—	—	—

Net book value
As at 1 January 2021	2,822	1	2,823

As at 31 December 2021	2,238	1	2,239

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(b)	Right-of-use assets (continued)

	Buildings	Others	Total
	RMB million

Cost
As at 1 January 2020	4,447	1	4,448
Additions	1,103	—	1,103
Deductions	(490)	—	(490)

As at 31 December 2020	5,060	1	5,061

Accumulated depreciation
As at 1 January 2020	(1,176)	—	(1,176)
Charge for the year
Deductions	(1,453)	—	(1,453)
As at 31 December 2020	391	—	391

Impairment	(2,238)	—	(2,238)

As at 1 January 2020	—	—	—

As at 31 December 2020	—	—	—

Net book value
As at 1 January 2020	3,271	1	3,272

As at 31 December 2020	2,822	1	2,823

The Group had no significant profit or loss from subleasing right-of-use assets or sale and leaseback transactions for the year ended 31 December 2021 (2020: same).

(c)	Investment properties

Buildings RMB million

Cost
As at 1 January 2021	6,796
Additions	218

As at 31 December 2021	7,014

Accumulated depreciation
As at 1 January 2021	(634)
Additions	(189)

As at 31 December 2021	(823)

Net book value
As at 1 January 2021	6,162

As at 31 December 2021	6,191

Fair value
As at 1 January 2021	7,878

As at 31 December 2021	8,190

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(c)	Investment properties (continued)

Buildings RMB million

Cost
As at 1 January 2020 Additions	4,387
As at 31 December 2020	2,409

Accumulated depreciation As at	6,796

1 January 2020 Additions
As at 31 December 2020	(473)
(161)

Net book value
As at 1 January 2020	(634)

As at 31 December 2020 Fair
3,914

value	6,162

As at 1 January 2020	5,462

As at 31 December 2020	7,878

The fair value of investment properties of the Company as at 31 December 2021 amounted to RMB8,190 million (as at 31 December 2020: RMB7,878 million), which was estimated by the Company having regards to valuations performed by an independent appraiser. The investment properties were classified as Level 3 in the fair value hierarchy.

(d)	Investments in subsidiaries

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Unlisted investments at cost	170,387	88,951

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(d)	Investments in subsidiaries (continued)

(i)	The table below presents the basic information of the Company’s subsidiaries as at 31 December 2021:

Name	Place of incorporation and operation	Percentage of equity interest held	Registered capital	Principal activities

AMC (i)	PRC	60.00% directly	RMB4,000 million	Asset management

Pension Company (i)	PRC	74.27% directly and indirectly	RMB3,400 million	Pension and annuity

AMC HK	Hong Kong, PRC	50.00% indirectly	Not applicable	Asset management

Suzhou Pension Company (i)	PRC	100.00% directly	RMB2,181 million	Investment in retirement properties

CL AMP (i)	PRC PRC	85.03% indirectly	RMB1,288 million	Fund management

CL Wealth (i)	Hong Kong, PRC	100.00% indirectly	RMB200 million	Financial service

Golden Phoenix Tree Limited	The British Jersey Island	100.00% directly	Not applicable	Investment

King Phoenix Tree Limited	PRC	100.00% indirectly	Not applicable	Investment

Rui Chong Company (i)	Hong Kong, PRC Hong	100.00% directly	RMB6,100 million	Investment

New Aldgate Limited	Kong, PRC	100.00% directly	Not applicable	Investment

Glorious Fortune Forever Limited	USA	100.00% directly	Not applicable	Investment

CL Hotel Investor, L.P.	The British Virgin Islands	100.00% directly	Not applicable	Investment

Golden Bamboo Limited	The British Virgin Islands	100.00% directly	Not applicable	Investment

Sunny Bamboo Limited	The British Virgin Islands	100.00% directly	Not applicable	Investment

Fortune Bamboo Limited	The British Cayman Islands	100.00% directly	Not applicable	Investment

China Century Core Fund Limited	PRC	100.00% indirectly	Not applicable	Investment

CL Health (i)	PRC	100.00% directly	RMB1,530 million	Health management

Franklin Shenzhen Company (i)	PRC	100.00% indirectly	USD2 million	Investment

Guo Yang Guo Sheng (ii)	The British Virgin Islands	89.997% directly	Not applicable	Investment

New Capital Wisdom Limited	The British Virgin Islands	100.00% indirectly	Not applicable	Investment

New Fortune Wisdom Limited	The British Cayman Islands	100.00% indirectly	Not applicable	Investment

Wisdom Forever Limited Partnership Bai Ning (ii)	PRC	100.00% indirectly	Not applicable	Investment

Yuan Shu Yuan Pin (ii)	PRC	99.98% directly	Not applicable	Investment

Yuan Shu Yuan Jiu (ii)	PRC	99.98% directly	Not applicable	Investment

Hope Building (i)	PRC	99.98% directly	Not applicable	Investment

Shanghai Wansheng (ii)	PRC	100.00% indirectly	RMB484 million	Investment

Yuanxiang Tianfu (ii)	PRC	99.98% directly	Not applicable	Investment

Yuanxiang Tianyi (ii)	PRC	99.98% directly	Not applicable	Investment

Shengyi Jingsheng (i)	PRC	99.98% directly	Not applicable	Investment

CG Investments	USA	100.00% indirectly	RMB1,131 million	Investment

CL Guang De (ii)	PRC	99.99% directly	Not applicable	Investment

CL Pension Industry (ii)	PRC	99.95% directly	Not applicable	Investment

China Life Qihang Fund I (ii)	PRC	99.90% directly	Not applicable	Investment

CL Xing Wan (ii)	PRC	99.99% directly	Not applicable	Investment

CL Sales (i)	PRC	99.98 % indirectly	Not applicable	Investment Insurance

CL Hangzhou Hotel (i)	PRC	90.81%directly	RMB544 million	Agent Hotel

CL Jiayuan (i)	PRC	99.99% directly	RMB65 million	Management Health

(i)	The above subsidiaries are registered as limited companies in accordance of the Company Law of the People’s Republic of China.
(ii)	The above subsidiaries are registered as limited liability partnerships in accordance of the Law of the People’s Republic of China on Partnerships.

Non-controlling interests in subsidiaries are not significant to the Company.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(d)	Investments in subsidiaries (continued)

(ii)	The table below presents the basic information of the Company’s major consolidated structured entities as at 31 December 2021:

Name	Percentage of shares held	Trust/investments received	Principal activities
CL Asset - Yuanliu No.1 Insurance Asset Management Product	58.69% directly	RMB75,716 million	Investment management
CL Investment - China Eastern Airlines Group Equity	100.00% directly	RMB11,000 million	Investment management
China Life - China Hua Neng Debt-to-Equity Swap	100.00% directly	RMB10,000 million	Investment management
Shan Guo Tou • Jing Tou Corporate Trust Loan Collective Funds Trust Scheme	100.00% directly	RMB10,000 million	Investment management
Jiao Yin Guo Xin • China Aluminium Co., Ltd. Supply-side Reform Collective Fund Trust Scheme	99.99% directly	RMB10,000 million	Investment management
Jian Xin Trust - CL Guo Xin Collective Fund Trust Scheme	99.99% directly	RMB10,000 million	Investment management
Guang Da • Hui Ying No. 8 Collective Fund	89.00% directly	RMB10,000 million	Investment management
Bai Rui Heng Yi No.817 Collective Fund Trust Scheme (Zhong Guo Guo Xin)	90.00% directly and indirectly	RMB10,000 million	Investment management
Jiao Yin Guo Xin • CL Shanxi Coal Mining	75.00% directly	RMB10,000 million	Investment management
Debt-to-Equity Collective Funds Trust Scheme	and indirectly
Chongqing Trust Fund • Guo Rong No.4 Collective Fund	85.00% directly	RMB9,996 million	Investment management
Jiao Yin Guo Xin • Jing Tou Corporate	91.95% directly	RMB9,982 million	Investment management
Collective Funds
China Life - Yanzhou Coal Mining Debt Investment	100.00% directly	RMB9,000 million	Investment management
Zhong Hang Trust Fund • Tian Qi [2020] No.372 China Eastern Airlines Equity Instrument Investment Collective Fund Trust Scheme	99.99% directly	RMB9,000 million	Investment management
Shang Xin - Ningbo Wu Lu Si Qiao PPP Collective Fund Trust Scheme	88.02% directly	RMB8,758 million	Investment management
Kun Lun Trust • China Metallurgical No.1 Collective Fund	86.25% directly	RMB8,000 million	Investment management
Jiang Su Trust •Xin Bao Sheng No.144 (Jing Tou)	84.00% directly	RMB8,000 million	Investment management
CL - Hua Neng International Development of Infrastructure Debt Investment Scheme	88.61% directly	RMB7,900 million	Investment management
CL - Dian Tou Clean Energy Equity Investment Scheme (series I)	89.47% directly	RMB7,600 million	Investment management
Zhong Xin Jin Cheng • Tianjin Port Group Loans Collective Fund Trust Scheme	99.98% directly	RMB6,000 million	Investment management
CL An Bao An Ji Half-year Debt Collective Fund Scheme	89.15% directlyand indirectly	RMB6,166 million	Investment management
CL Investment-COSCO Marine Debt Investment Scheme	71.67% directly	RMB6,000 million	Investment management
Guang Da • Hui Ying No. 11 Collective Fund Trust Scheme	72.41% directly	RMB5,800 million	Investment management
China Life - Tianjin Metro Infrastructure Debt Investment Scheme	93.91% directly	RMB5,750 million	Investment management

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(d)	Investments in subsidiaries (continued)

(ii)	The table below presents the basic information of the Company’s major consolidated structured entities as at 31 December 2021: (continued)

Name	Percentage of shares held	Trust/investments received	Principal activities
Bai Rui Fu Cheng No.424 Collective Fund Trust Scheme (Wu Han Metro)	96.36% directly	RMB5,486 million	Investment management
Kun Lun Trust • Tianjin Urban Communications Construction No. 1 Collective Fund Trust Scheme	99.99% directly	RMB5,001 million	Investment management
CL Investment — COSCO Marine Debt Investment Scheme (series II)	100.00% directly	RMB5,000 million	Investment management
Wu Kuang Trust — Xing Fu No.137 Collective Fund Trust Scheme	90.00% directly	RMB5,000 million	Investment management

(e)	Investments in associates and joint ventures

	2021 RMB million	2020 RMB million
As at 1 January	157,401	154,501

Investments in associates and joint ventures	5,583	2,900

As at 31 December	162,984	157,401

(f)	Held-to-maturity securities

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Debt securities
Government bonds	349,116	264,983
Government agency bonds	910,151	617,515
Corporate bonds	209,068	201,343
Subordinated bonds	63,305	104,668

Total	1,531,640	1,188,509

Debt securities
Listed in Mainland, PRC	245,879	215,457
Unlisted	1,285,761	973,052

Total	1,531,640	1,188,509

Unlisted debt securities include those traded on the Chinese interbank market.

The estimated fair value of all held-to-maturity securities was RMB1,636,030 million as at 31 December 2021 (as at 31 December 2020: RMB1,224,617 million).

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(f)	Held-to-maturity securities (continued)

As at 31 December 2021, no accumulated impairment loss for the investment of held-to-maturity securities has been recognised by the Company (as at 31 December 2020: same).

Debt securities – Contractual maturity schedule	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Maturing:
Within one year	55,016	25,267
After one year but within five years	147,684	146,287
After five years but within ten years	163,348	205,928
After ten years	1,165,592	811,027

Total	1,531,640	1,188,509

(g)	Loans

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Policy loans	236,209	200,730
Other loans	414,608	440,562

Total	650,817	641,292
Impairment	(3,819)	(2,443)

Net value	646,998	638,849

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Maturing:
Within one year	348,708	231,084
After one year but within five years	168,954	279,286
After five years but within ten years	101,456	103,666
After ten years	31,699	27,256

Total	650,817	641,292

Impairment	(3,819)	(2,443)

Net value	646,998	638,849

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(h)	Term deposits

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Maturing:
Within one year	127,401	60,324
After one year but within five years	363,931	459,822
After five years but within ten years	—	1,740

Total	491,332	521,886

As at 31 December 2021, the Company’s term deposits of RMB750 million (as at 31 December 2020: RMB750 million) were deposited in banks to back overseas borrowings and are restricted to use. Please refer to Note 10.3 for the details.

(i)	Statutory deposits – restricted

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Contractual maturity schedule:
Within one year	1,600	—
After one year but within five years	4,053	5,653

Total	5,653	5,653

Insurance companies in China are required to deposit an amount that equals to 20% of their registered capital with banks in compliance with regulations of the CBIRC. These funds may not be used for any purpose other than for paying off debts during liquidation proceedings.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(j)	Available-for-sale securities

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Available-for-sale securities, at fair value
Debt securities
Government bonds	58,446	49,148
Government agency bonds	258,864	168,912
Corporate bonds	201,911	134,513
Subordinated bonds	111,029	81,795
Others (i)	149,151	130,734

Subtotal	779,401	565,102

Equity securities
Funds	93,312	96,308
Common stocks	256,291	301,106
Preferred stocks	52,127	53,778
Wealth management products	5,005	13,013
Others (i)	163,620	137,287

Subtotal	570,355	601,492

Available-for-sale securities, at cost
Equity securities
Others (i)	20,279	20,559

Total	1,370,035	1,187,153

(i)	Other available-for-sale securities mainly include unlisted equity investments, private equity funds and perpetual bonds.

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million
Debt securities
Listed in Mainland, PRC	85,531	41,466
Unlisted	693,870	523,636

Subtotal	779,401	565,102

Equity securities
Listed in Mainland, PRC	237,305	199,859
Listed in Hong Kong, PRC	75,694	108,493
Listed overseas	28	278
Unlisted	277,607	313,421

Subtotal	590,634	622,051

Total	1,370,035	1,187,153

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotations, wealth management products and private equity funds.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(j)	Available-for-sale securities (continued)

Debt securities – Contractual maturity schedule	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Maturing:
Within one year	35,510	36,802
After one year but within five years	174,433	124,578
After five years but within ten years	313,145	266,057
After ten years	256,313	137,665

Total	779,401	565,102

(k)	Securities at fair value through profit or loss

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Debt securities
Government bonds	1,156	1,469
Government agency bonds	5,851	2,715
Corporate bonds	62,009	68,569
Others	7,143	1,485

Subtotal	76,159	74,238

Equity securities
Funds	12,229	9,771
Common stocks	31,537	43,133
Others	266	262

Subtotal	44,032	53,166

Total	120,191	127,404

Debt securities
Listed in Mainland, PRC	23,252	26,132
Listed overseas	231	217
Unlisted	52,676	47,889

Subtotal	76,159	74,238

Equity securities
Listed in Mainland, PRC	28,118	39,540
Listed in Hong Kong, PRC	56	64
Listed overseas	4,849	4,213
Unlisted	11,009	9,349

Subtotal	44,032	53,166

Total	120,191	127,404

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotations.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(l)	Securities purchased under agreements to sell

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million
Maturing:
Within 30 days	3,463	5,888

Total	3,463	5,888

(m)	Accrued investment income

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Bank deposits	12,124	12,298
Debt securities	30,761	26,093
Others	6,832	6,191

Total	49,717	44,582

Current	47,674	43,602
Non-current	2,043	980

Total	49,717	44,582

(n)	Other assets

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Investments receivable and prepaid	9,129	1,554
Land use rights	7,479	7,509
Disbursements	5,324	5,349
Automated policy loans	3,673	3,522
Tax prepaid	2,686	2,257
Due from related parties	590	714
Others	4,940	3,574

Total	33,821	24,479

Current	26,222	16,907
Non-current	7,599	7,572

Total	33,821	24,479

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(o)	Deferred tax

(i)	The movements in deferred tax assets and liabilities during the year are as follows:

Deferred tax assets/(liabilities)

	Insurance RMB million	Investments RMB million	Others RMB million	Total RMB million

As at 1 January 2020	1,557	(15,077)	2,630	(10,890)
(Charged)/Credited to net profit	1,787	1,710	(84)	3,413
(Charged)/Credited to other comprehensive income
– Available-for-sale securities	—	(9,422)	—	(9,422)
– Portion of fair value changes on available-for- sale securities attributable to participating policyholders	990	—	—	990

As at 31 December 2020	4,334	(22,789)	2,546	(15,909)

As at 1 January 2021	4,334	(22,789)	2,546	(15,909)
(Charged)/Credited to net profit	2,862	4,261	344	7,467
(Charged)/Credited to other comprehensive income
– Available-for-sale securities	—	1,413	—	1,413
– Portion of fair value changes on available-for- sale securities attributable to participating policyholders	448	—	—	448

As at 31 December 2021	7,644	(17,115)	2,890	(6,581)

(ii)	The analysis of deferred tax assets and deferred tax liabilities during the year is as follows:

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Deferred tax assets:
– deferred tax assets to be recovered after 12 months	13,832	10,051
– deferred tax assets to be recovered within 12 months	7,358	6,006

Subtotal	21,190	16,057

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(25,141)	(27,921)
– deferred tax liabilities to be settled within 12 months	(2,630)	(4,045)

Subtotal	(27,771)	(31,966)

Net deferred tax liabilities	(6,581)	(15,909)

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(p)	Securities sold under agreements to repurchase

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million
Interbank market	176,924	95,901
Stock exchange market	55,572	20,683

Total	232,496	116,584

Maturing:
Within 30 days	230,421	116,436
After 30 days within 90 days	2,075	140
After 90 days	—	8

Total	232,496	116,584

As at 31 December 2021, bonds with a carrying value of RMB194,593 million (as at 31 December 2020: RMB111,233 million) were pledged as collateral for financial assets sold under agreements to repurchase resulted from repurchase transactions entered into by the Company in the interbank market.

For debt repurchase transactions through the stock exchange, the Company is required to deposit certain exchange-traded bonds into a collateral pool with fair value converted at a standard rate pursuant to the stock exchange’s regulation which should be no less than the balance of the related repurchase transaction. As at 31 December 2021, the carrying value of securities deposited in the collateral pool was RMB292,323 million (as at 31 December 2020: RMB250,407 million). The collateral is restricted from trading during the period of the repurchase transaction.

(q)	Other liabilities

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million
Interest payable to policyholders	17,866	16,139
Salary and welfare payable	11,500	10,060
Brokerage and commission payable	5,351	7,051
Payable to constructors	2,324	2,410
Agency deposits	1,467	1,811
Interest payable of debt instruments	1,271	1,249
Tax payable	434	634
Stock appreciation rights (Note 32)	291	493
Others	20,983	19,372

Total	61,487	59,219

Current	61,487	59,219
Non-current	—	—

Total	61,487	59,219

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(r)	Reserves

	Share premium RMB million	Other reserves RMB million	Unrealised gains/(losses) from available-for-sale securities RMB million	Statutory reserve fund RMB million	Discretionary reserve fund RMB million	General reserve RMB million	Total RMB million

As at 1 January 2020	53,860	—	27,891	40,468	34,645	37,304	194,168
Other comprehensive income for the year	—	—	25,297	—	—	—	25,297
Appropriation to reserves	—	—	—	5,009	5,857	5,009	15,875
Others	—	(1,269)	—	—	—	—	(1,269)

As at 31 December 2020	53,860	(1,269)	53,188	45,477	40,502	42,313	234,071

As at 1 January 2021	53,860	(1,269)	53,188	45,477	40,502	42,313	234,071
Other comprehensive income for the year	—	—	(5,584)	—	—	—	(5,584)
Appropriation to reserves	—	—	—	5,096	5,009	5,096	15,201
Others	(500)	(112)	—	—	—	—	(612)

As at 31 December 2021	53,360	(1,381)	47,604	50,573	45,511	47,409	243,076

(s)	Provisions and contingencies

The following is a summary of the significant contingent liabilities:

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Pending lawsuits	506	403

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(t)	Commitments

(i)	Capital commitments

Capital commitments of the Company relating to property development projects and investments:

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Contracted, but not provided for
Investments	112,194	94,586
Property, plant and equipment	1,485	3,051

Total	113,679	97,637

(ii)	Operating lease commitments

As lessor, the future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Not later than one year	548	553
Later than one year but not later than five years	833	953
Later than five years	142	162

Total	1,523	1,668

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

42	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION

The total compensation package for the directors, supervisors, chief executive and senior management for the year ended 31 December 2021 in accordance with the related measures for compensation management of the Company has not yet been finalised. The amount of the compensation not provided for is not expected to have a significant impact on the Group’s 2021 consolidated financial statements. The final compensation will be disclosed in a separate announcement when determined.

(a)	Directors’ and chief executive’s emoluments

The aggregate amounts of emoluments paid to directors and chief executive of the Company for the year ended 31 December 2021 are as follows:

Name	Remuneration paid	Benefits in kind	Pension scheme contributions	Total
	RMB thousand

Su Hengxuan (i)	—	—	—	—
Li Mingguang	1,253.0	160.0	98.0	1,511.0
Huang Xiumei (iii)	626.5	70.5	49.7	746.7
Yuan Changqing (ii)	—	—	—	—
Yin Zhaojun (iv)	—	—	—	—
Liu Huimin (iv)	—	—	—	—
Wang Junhui (ii)	—	—	—	—
Lam Chi Kuen (v)	210.0	—	—	210.0
Zhai Haitao (v)	70.0	—	—	70.0
Tang Xin	370.0	—	—	370.0
Leung Oi-Sie Elsie	360.0	—	—	360.0
Chang Tso Tung Stephen (vi)	160.0	—	—	160.0
Robinson Drake Pike (vi)	300.0	—	—	300.0

(i)	Su Hengxuan did not receive remuneration from the Company.
(ii)	Yuan Changqing, Wang Donghui and other non-executive directors did not receive remuneration from the Company.
(iii)	Huang Xiumei was appointed as executive director in July 2021.
(iv)	Yin Zhaojun, Liu Huimin resigned as non-executive director in January 2021 and February 2021.
(v)	Lam Chi Kuen, Zhai Haitao were appointed as independent director in June 2021 and October 2021.
(vi)

Chang Tso Tung Stephen resigned as independent director in October 2020 and continued to perform as independent director until June 2021; Robinson Drake Pike resigned as independent director in June 2021 and continued to perform as independent director until October 2021.

(vii)	Wang Bin did not receive remuneration from the Company and resigned as chairman and executive director in February 2022.
(viii)	The above remuneration was calculated based on the relevant employment period during the reporting period.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

42	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(a)	Directors’ and chief executive’s emoluments (continued)

The aggregate amounts of emoluments paid to directors and chief executive of the Company for the year ended 31 December 2020 are as follows:

Name	Basic salaries	Performance related bonuses	Subtotal of salary income	Deferred payment included in salary income	Benefits in kind	Pension scheme contributions	Total	Deferred payment included in total	Actual paid included in total
	RMB thousand
Su Hengxuan (i) Li	—	—	—	—	—	—	—	—	—
Mingguang Zhao	1,253.0	1,253.0	2,506.0	751.8	139.9	86.1	2,732.0	751.8	1,980.2
Peng (iii)	—	—	—	—	—	—	—	—	—
Yuan Changqing (ii) Liu	—	—	—	—	—	—	—	—	—
Huimin (ii)	—	—	—	—	—	—	—	—	—
Yin Zhaojun (ii)	—	—	—	—	—	—	—	—	—
Wang Junhui (ii)	—	—	—	—	—	—	—	—	—
Chang Tso Tung Stephen (iv)	250.0	70.0	320.0	—	—	—	320.0	—	320.0
Robinson Drake Pike	250.0	70.0	320.0	—	—	—	320.0	—	320.0
Tang Xin	250.0	70.0	320.0	—	—	—	320.0	—	320.0
Leung Oi-Sie Elsie	250.0	50.0	300.0	—	—	—	300.0	—	300.0

(i)	Su Hengxuan did not receive remuneration from the Company.
(ii)	Yuan Changqing, Wang Donghui and other non-executive directors did not receive remuneration from the Company.
(iii)	Zhao Peng was appointed as executive director from February to April 2020. He did not receive remuneration from the Company.
(iv)

Chang Tso Tung Stephen resigned as independent director on 19 October 2020. He continued to perform as independent director until 28 June 2021, when the qualification of new independent director was approved by CBIRC.

(v)	Wang Bin did not receive remuneration from the Company and resigned as chairman and executive director in February 2022.
(v)	The above remuneration was calculated based on the relevant employment period during the reporting period.

The compensation amounts disclosed above for these directors and the chief executive for the year ended 31 December 2020 were restated based on the finalised amounts determined during 2021.

The directors and chief executive received the compensation amounts disclosed above during their term of office in 2021 and 2020.

In addition to the directors’ emoluments disclosed above, certain directors of the Company received emoluments from CLIC, the amounts of which were not apportioned between their services to the Company and their services to CLIC.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

42	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(b)	Supervisors’ emoluments

The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December 2021 are as follows:

Name	Remuneration paid	Benefits in kind	Pension scheme contributions	Total
	RMB thousand

Jia Yuzeng	1,253.0	139.5	98.0	1,490.5
Han Bing (i)	250.6	49.0	58.5	358.1
Cao Qingyang	690.0	114.8	139.6	944.4
Wang Xiaoqing	601.4	113.4	127.5	842.3
Lai Jun (ii)	112.9	19.7	21.2	153.8
Niu Kailong (ii)	—	—	—	—

(i)	Han Bing resigned as shareholder representative supervisor in October 2021.
(ii)	Lai Jun and Niu Kailong were appointed as employee representative supervisor and shareholder representative supervisor in October 2021. Niu Kailong did not receive remuneration from the Company.
(iii)	The above remuneration was calculated based on the relevant employment period during the reporting period.

The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December 2020 are as follows:

Name	Basic salaries	Performance related bonuses	Subtotal of salary income	Deferred payment included in salary income	Benefits in kind	Pension scheme contributions	Total	Deferred payment included in total	Actual paid included in total
	RMB thousand

Jia Yuzeng Han	1,432.0	1,432.0	2,864.0	859.2	139.4	86.1	3,089.5	859.2	2,230.3
Bing	505.5	976.2	1,481.7	—	207.3	129.7	1,818.7	—	1,818.7
Cao Qingyang	593.6	959.3	1,552.9	—	207.9	127.6	1,888.4	—	1,888.4
Wang Xiaoqing	518.4	940.1	1,458.5	—	206.9	115.6	1,781.0	—	1,781.0
Luo Zhaohui (i)	—	—	—	—	—	—	—	—	—
Song Ping (ii)	42.1	74.7	116.8	29.9	20.2	8.5	145.5	29.9	115.6

(i)	Luo Zhaohui resigned as shareholder representative supervisor in July 2020 and did not receive remuneration from the Company.
(ii)	Song Ping resigned as employee representative supervisor in January 2020.
(iii)	The above remuneration was calculated based on the relevant employment period during the reporting period.

The compensation amounts disclosed above for these supervisors for the year ended 31 December 2020 were restated based on the finalised amounts determined during 2021.

The supervisors received the compensation amounts disclosed above during their term of office in 2021 and 2020.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2021

42	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(c)	Five highest paid individuals

For the year ended 31 December 2021, the five individuals whose emoluments were the highest in the Company include one director and one supervisor (2020: one director and one supervisor).

Details of the remuneration of the five highest paid individuals are as follows:

	2021 RMB thousand	2020 RMB thousand

Basic salaries, housing allowances, other allowances and benefits in kind	6,985.3	13,940.1
Pension scheme contributions	490.2	430.5

Total	7,475.5	14,370.6

The emoluments fell within the following bands:

	Number of individuals For the year ended 31 December
	2021	2020
RMB0 – RMB1,000,000	—	—
RMB1,000,001 – RMB2,000,000	5	—
RMB2,000,001 – RMB3,000,000	—	3
RMB3,000,001 – RMB4,000,000	—	2
RMB4,000,001 – RMB4,500,000	—	—

For the year ended 31 December 2021, no emoluments were paid by the Company to the directors, chief executive, supervisors or any of the five highest paid individuals as an inducement to join or upon joining the Company or compensation for loss of office as a director of any member of the Group or of any other office in connection with the management (2020: nil).

The emoluments of the five highest paid individuals are the total emoluments paid to them during the year.

There was no arrangement under which a director, chief executive or supervisor waived or agreed to waive any remuneration during the year.

In case of any discrepancy between the Chinese version and the English version of this report, the Chinese version shall prevail; in case of any discrepancy between the printed version and the website version of this report, the website version shall prevail.

China Life Insurance Company Limited Office Address : 16 Financial Street, Xicheng District, Beijing, P. R. China Telephone : 86-10-63633333 Website : www.e-chinalife.com E-mail : ir@e-chinalife.com TM FSC www.fsc.org MIX Paper from responsible sources FSCTM C019970